Exhibit 99.1

PROXY STATEMENT

PERION NETWORK LTD.
4 HaNechoshet Street
Tel Aviv 69710
Israel

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON NOVEMBER 18, 2013

INTRODUCTION

This Proxy Statement is being furnished to the holders of ordinary shares, par value NIS 0.01 per share (the "Perion Shares"), of Perion Network Ltd. ("Perion" or the "Company") in connection with the solicitation by our Board of Directors (the "Board of Directors") for use at an Extraordinary General Meeting of Shareholders (the "Meeting"), or at any adjournment thereof, pursuant to the accompanying Notice of Extraordinary General Meeting of Shareholders. The Meeting will be held at the offices of the Company located at 4 HaNechoshet Street, Tel Aviv 69710, Israel on Monday, November 18, 2013, at 4:00 p.m. (Israel time) (the "Meeting"), or at any adjournment thereof. Throughout this Proxy Statement, we use terms such as "we", "us", "our" and "our company" to refer to Perion and terms such as "you" and "your" to refer to our shareholders.

Purpose of the Meeting

On September 16, 2013, we entered into a Share Purchase Agreement (the "Share Purchase Agreement"), by and among Perion, Conduit Ltd., an Israeli company ("Conduit"), and ClientConnect Ltd., a newly formed Israeli company to be owned by the shareholders of Conduit in proportion to their ownership of Conduit ("ClientConnect"). The full text of the Share Purchase Agreement is included as Appendix A to this Proxy Statement and is incorporated herein by reference and we urge you to read it carefully in its entirety.

Prior to our entering into discussions with Conduit about a possible transaction, Conduit decided to spin off its entire activities and operations, and related assets and liabilities, of its "ClientConnect" business to ClientConnect, and on September 16, 2013, Conduit and ClientConnect entered into a Split Agreement (the "Split Agreement") pursuant to which the entire activities and operations, and related assets and liabilities, of the ClientConnect business will be transferred to ClientConnect on a cash-free and debt-free basis and the Conduit shareholders will be issued shares of ClientConnect and become the shareholders of ClientConnect (the "ClientConnect Shareholders") in proportion to their ownership of Conduit, expected to be consummated on December 31, 2013 (the "Split").

The Share Purchase Agreement provides for, among other things, our purchase of all the issued and outstanding shares of ClientConnect (the "ClientConnect Shares") from the ClientConnect Shareholders in exchange for newly issued Perion Shares (the "New Shares", and such purchase the "Share Purchase"), as a result of which ClientConnect will become a wholly owned subsidiary of ours. Each ClientConnect Share will be exchanged for that number of Perion Shares equal to the exchange ratio (the "Exchange Ratio") calculated as of two business days prior to the consummation of the Share Purchase (the "Closing") in accordance with the formula attached to the Share Purchase Agreement, which is based upon the respective shares and options of ClientConnect and Perion outstanding at the time of the Closing. The Exchange Ratio, as computed in the days preceding the execution of the Share Purchase Agreement based on information available at that time, was equal to approximately 0.2402 Perion Shares for each one ClientConnect Share.

The New Shares to be issued to the ClientConnect Shareholders at the Closing, together with options to purchase Perion Shares ("Perion Options") to be granted to ClientConnect employees (the "Exchanged Options") in exchange for their options to purchase ClientConnect Shares that will be issued upon the consummation of the Split as a roll-over of their existing options to purchase shares of Conduit (the "ClientConnect Options"), will constitute 81% of the issued and outstanding Perion Shares and our current shareholders and option holders will own 19% of the issued and outstanding Perion Shares, on a Fully Diluted basis (as defined below under "Share Purchase Agreement--Issuance of New Shares and Exchanged Options").  The New Shares will have the same rights and privileges as the Perion Shares currently issued and outstanding and will be listed for trading on the NASDAQ Stock Market and the Tel Aviv Stock Exchange.

Each of the Split and the Share Purchase transactions will be effected (i) as a tax-deferred restructuring pursuant to a tax ruling to be issued (the "Tax Ruling") under Sections 105 and 103T, respectively, of the Israel Income Tax Ordinance [New Version], 1961 (the "Tax Ordinance") and (ii) pursuant to the Arrangement (as defined below under "Court Approval") to be approved by the District Court of Tel Aviv−Jaffa (the "Court") among Conduit and the Conduit shareholders under Sections 350 and 351 of the Israeli Companies Law, 5759-1999, and the regulations promulgated thereunder (the "Companies Law"). By virtue of the Court Approval (as defined below under "Share Purchase Agreement - Court Approval"), the issuance of the New Shares to the ClientConnect Shareholders will be exempt from the prospectus delivery requirements of the Israel Securities Law, 5728-1968 (the "Israel Securities Law") and will also be exempt from the registration requirements under the U.S. Securities Act of 1933, as amended (the "Securities Act"), pursuant to Section 3(a)(10) thereunder.

The agenda of the Meeting is as follows:

1.
To approve the Share Purchase Agreement, the Share Purchase and all other transactions contemplated by the Share Purchase Agreement, including the following related matters, each of which is contingent upon the other:

a.	the amendment of each of our Articles of Association and Memorandum of Association to increase our authorized share capital to NIS 1,200,000 divided into 120,000,000 Perion Shares; and

b.	the election of each of Dror Erez and Roy Gen to our Board of Directors.

We refer to this proposal throughout the accompanying Proxy Statement as "the Share Purchase Proposal". For more information about the Share Purchase Agreement, see the section of this Proxy Statement entitled "Share Purchase Agreement".

In addition, the agenda of the Meeting will include the following:

2.	To approve a new form of D&O indemnification agreement, which is a condition to closing under the Share Purchase Agreement;

3.	To approve the purchase of D&O liability insurance, which is a condition to closing under the Share Purchase Agreement;

4.	To approve compensation for our chief executive officer;

5.	To approve a compensation policy for our directors and officers; and

6.	To approve our amended Equity Incentive Plan for U.S. tax purposes.

Recommendation of the Audit Committee and Board of Directors

Our Audit Committee and Board of Directors have approved the Share Purchase Proposal. OUR AUDIT COMMITTEE AND BOARD OF DIRECTORS BELIEVE THAT THE SHARE PURCHASE PROPOSAL IS FAIR TO AND IN THE BEST INTERESTS OF, AND IS ADVISABLE TO, PERION AND ITS SHAREHOLDERS, AND OUR BOARD OF DIRECTORS RECOMMENDS THAT YOU AND THE OTHER PERION SHAREHOLDERS VOTE "FOR" THE SHARE PURCHASE PROPOSAL. See "Recommendation of our Audit Committee and Board of Directors".

IN ADDITION, THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE "FOR" THE APPROVAL OF ALL THE OTHER PROPOSALS ON THE AGENDA FOR THE MEETING.

Record Date and Method of Voting

The record date for determining the shareholders entitled to vote at the Meeting is October 9, 2013 (the "Record Date").  Accordingly, you are entitled to vote at the Meeting only if you were a record holder of Perion Shares at the close of business on the Record Date. As of the Record Date, there were 12,472,717 Perion Shares issued and outstanding.  Your Perion Shares may be voted at the Meeting only if you are present at the Meeting or your Perion Shares are represented by a valid proxy or written ballot at the Meeting.

You are being asked to vote the Perion Shares held directly in your name as a shareholder of record and any Perion Shares you hold in "street name" as beneficial owner. Shares held in "street name" are shares held on your behalf by a bank, a broker, trustee or nominee.

The method of voting differs for Perion Shares held as a record holder and Perion Shares held in "street name." Record holders will receive proxy cards. Holders of Perion Shares in "street name" will need to follow the voting instructions obtained from their banks, brokers, trustees or nominees on how to vote. If your Perion Shares are held in "street name", you may receive a voting instruction card from your bank, broker, trustee or nominee together with this Proxy Statement.

Proxy cards are being solicited on behalf of our Board of Directors from our shareholders in favor of ALL the proposals.

You may receive more than one set of voting materials, including multiple copies of this document and multiple proxy cards or voting instruction cards. For example, shareholders who hold shares in more than one brokerage account may receive a separate voting instruction card for each brokerage account in which shares are held.

Shareholders of record whose Perion Shares are registered in more than one name will receive more than one proxy card. You should complete, sign, date and return each proxy card and voting instruction card you receive.

If your shares are held through a member of the Tel Aviv Stock Exchange Clearinghouse, and you intend to vote your shares at the Meeting in person or by proxy, you must deliver to us, via messenger or registered mail, a confirmation of ownership (ishur baalut) issued by the applicable bank or broker, confirming your ownership of Perion Shares as of the Record Date, as required by the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meeting), 5760-2000.

Joint holders of shares should note that, pursuant to our Articles of Association, the vote of the senior of joint holders of any share who votes such share, whether in person or by proxy, will be accepted to the exclusion of the vote(s) of the other registered holder(s) of such share, with seniority determined by the order in which the names of the joint holders appear in our Register of Shareholders. For the appointment of a proxy to vote shares held by joint holders to be valid, the signature of the senior of the joint holders must appear on the proxy card.

Voting in Person. If your Perion Shares are registered directly in your name with our U.S. transfer agent (i.e., you are a "registered shareholder"), you may attend and vote in person at the Meeting. If you are a beneficial owner of Perion Shares registered in the name of your bank, broker, trustee or nominee (i.e., your shares are held in "street name"), you are also invited to attend the Meeting. However, to vote in person at the Meeting as a beneficial owner, you must first obtain a "legal proxy" from your bank, broker, trustee or nominee authorizing you to do so.

Voting by Mail.  You may submit your proxy by mail by completing, signing and mailing the enclosed proxy card in the enclosed, postage-paid envelope, or, for Perion Shares held in street name, by following the voting instructions provided by your bank, broker, trustee or nominee. The proxy must be received at our registered office in Israel not later than the close of business on November 17, 2013 or delivered to our U.S. transfer agent no later than the close of business on November 15, 2013 to be validly included in the tally of Perion Shares voted at the Meeting.

Change or Revocation of Proxy

If you are a registered shareholder, you may change or revoke your proxy by delivering a written notice of revocation to us, to the attention of Ms. Limor Gershoni Levy, the Company's Corporate Secretary and General Counsel, at our executive offices, or to our U.S. transfer agent, by granting a new proxy bearing a later date by the applicable voting deadline or by attending the Meeting and voting in person.  Attendance at the Meeting will not cause your previously granted proxy to be revoked unless you specifically so request.

If your Perion Shares are held in street name, you may change your vote by submitting new voting instructions to your bank, broker, trustee or nominee or, if you have obtained a legal proxy from your bank, broker, trustee or nominee giving you the right to vote your Perion Shares, by attending the Meeting and voting in person.

Solicitation of Proxies

We will bear the cost of soliciting proxies from our shareholders.  Proxies will be solicited by mail and may also be solicited in person, by telephone or electronic communication, by our directors, officers and employees.  We will reimburse brokerage houses and other custodians, nominees and fiduciaries for their expenses in connection with the sending of proxies and proxy material to the beneficial owners of our shares. We have engaged D.F. King & Co., Inc. ("D.F. King"), a proxy solicitation firm, to assist us in soliciting proxies for the Meeting. D.F. King can be contacted at 48 Wall Street, 22nd Floor, New York, New York, 10005, by telephone at 1-800-488-8075 (banks and brokerage firms should call 1-212-269-5550) or by email at perion@dfking.com.

SHAREHOLDERS ARE URGED TO COMPLETE, SIGN, DATE AND RETURN THE ENCLOSED PROXY IN THE POSTAGE-PAID ENVELOPE PROVIDED. IN ORDER TO AVOID UNNECESSARY EXPENSE, WE ASK YOUR COOPERATION IN RETURNING YOUR PROXY CARD PROMPTLY, NO MATTER HOW LARGE OR SMALL YOUR HOLDINGS MAY BE.

Unsigned or unreturned proxies, including those not returned by banks, brokers, or other record holders, will not be counted for quorum or voting purposes.

Voting Rights and Vote Required

Record holders of our issued and outstanding Perion Shares as of the Record Date are entitled to vote at the Meeting. Each Perion Share, other than Perion Shares held by us or any of our subsidiaries, entitles the holder to one vote. An affirmative vote of the holders of a majority of the Perion Shares represented at the Meeting, in person or by proxy, and voting on the matter (not including abstentions), is required to approve the Share Purchase Proposal.

The approval of each of Proposal 1 and Proposal 6 requires the affirmative vote of the holders of a majority of the Perion Shares present (in person or by proxy) at the Meeting where a quorum is present and voting on such matter (not including abstentions).

The approval of each of Proposals 2 to 5 on the agenda requires the affirmative vote of the holders of a majority of the Perion Shares present (in person or by proxy) and voting on such matter (not including abstentions), provided however that either (i) at least a majority of the shares of non-controlling shareholders and shareholders who do not have a personal interest in the resolution are voted in favor of the resolution, or (ii) the total number of shares of non-controlling shareholders and of shareholders who do not have a personal interest in the resolution that voted against the resolution does not exceed two percent of the outstanding voting power in the Company.  For information regarding personal interests under the Companies Law and related voting procedures, please see Proposal 2 below, under the caption "Required Vote".

All shares represented at the Meeting by valid proxies that we receive in time for the Meeting as a result of this solicitation (other than proxies that are revoked or superseded before they are voted) will be voted in the manner specified on such proxy. A proxy card of a record shareholder that is signed and returned that does not indicate a vote "FOR" or "AGAINST" a proposal will be counted as a vote "FOR" that proposal.

In tabulating the voting results for any particular proposal, Perion Shares that constitute broker non-votes and abstentions are not considered votes cast on that proposal. Unsigned or unreturned proxies, including those not returned by banks, brokers, or other record holders, will not be counted for quorum or voting purposes.

A bank, broker, trustee or nominee who holds shares for customers who are the beneficial owners of those shares has the authority to vote on "routine" proposals when it has not received instructions from the beneficial owners.  However, such bank, broker, trustee or nominee is prohibited from giving a proxy to vote those customers’ shares with respect to approving non-routine matters, such as the Share Purchase Proposal, without instructions from the customer. Perion Shares held by a bank, broker, trustee or nominee that are not voted at the Meeting because the customer has not provided instructions to the bank, broker, trustee or nominee will not be considered to be votes "FOR" or "AGAINST" the Share Purchase Proposal and some or all of the other proposals and will have no effect on the result of the vote.

Quorum Requirements

The presence of at least two shareholders, holding at least one-third of our issued share capital, represented in person or by proxy at the Meeting, will constitute a quorum. If within one half of an hour from the time appointed for the Meeting a quorum is not present, the Meeting shall stand adjourned for one week at the same hour and place, or to such day and such time and place as the chairperson may determine with the consent of a majority of the voting power represented at the Meeting in person or by proxy and voting on the question of adjournment. If a quorum is not present at the adjourned date of the Meeting within one half of an hour of the time fixed for the commencement thereof, then the Meeting shall take place regardless of the number of shareholders present and in such event the required quorum shall consist of any number of shareholders present in person or by proxy.

Abstentions and broker non-votes will be counted towards the quorum. Unsigned or unreturned proxies, including those not returned by banks, brokers, or other record holders, will not be counted for quorum or voting purposes.

Adjournment and Postponement

Although we do not expect this to occur, our shareholders may also be asked to vote to adjourn or postpone the Meeting for the purpose of soliciting additional proxies in favor of any proposals on the agenda of the Meeting.

Questions and Additional Information

If you have questions about the Share Purchase, the other proposals or how to submit your proxy, or if you need any additional copies of this Proxy Statement or the enclosed proxy card or voting instructions, please contact D.F. King at 48 Wall Street, 22nd Floor, New York, New York, 10005, by telephone at 1-800-488-8075 (banks and brokerage firms should call 1-212-269-5550) or by email at perion@dfking.com. Shareholders in Israel may also contact Ms. Limor Gershoni Levy, the Company's Corporate Secretary and General Counsel, at +972-3-769-6100.

Voting of Perion Shares Held in Trust	69
Executive Lock-Up Agreement	69
Agreements Related to the Split of Conduit	70
Split Agreement	70
Transition Services Agreement	71
Office and Administrative Services Agreement	72
Working Capital Financing Agreement	72
ClientConnect Business	74
Overview	74
Industry Background	74
ClientConnect Solutions	75
Applications	77
Strategy	78
Marketing, Sales and Distribution	78
Websites	78
Material Agreements with Search Providers	79
Competition	80
Research and Development	80
Intellectual Property	80
Customers	81
Property	81
Employees	81
Legal Proceedings	82
Selected Pro Forma Financial Data of ClientConnect	83
Operating and Financial Review of ClientConnect	86
Management Overview	86
Key Measures of ClientConnect’s Performance	87
Liquidity and Capital Resources	93
Quantitative and Qualitative Disclosures About Market Risk	96
Unaudited Pro Forma Condensed Combined Financial Information	97
Recommendation of our Audit Committee and Board of Directors	108
Opinion of RBC Capital Markets, LLC	112
Required Vote	120
Proposed Resolutions	120
Proposal 2: Approval of Amended Form of D&O Indemnification Agreement	121
Proposal 3: Approval of Purchase of D&O Insurance	123

Proposal 4: Approval of Compensation for our Chief Executive Officer	125
Proposal 5: Approval of Compensation Policy for our Directors and Officers	127
Proposal 6: Approval of Amended Equity Incentive Plan for U.S. Tax Purposes	129
Beneficial Ownership of Securities by Certain Beneficial Owners	134
Market Price Information	135
Experts	136
Where You Can Find More Information	137
Other Business	138
Index to Consolidated Financial Statements of Conduit	F-1
Unaudited Pro Forma Financial Information of ClientConnect	PF-1
Appendix A Share Purchase Agreement	A-1
Appendix B Opinion of RBC Capital Markets, LLC	B-1
Appendix C Form of Registration Rights Undertaking	C-1
Appendix D Form of Voting Agreement of Significant Conduit Shareholders	D-1
Appendix E Form of Standstill Agreement	E-1
Appendix F [Intentionally Omitted]
Appendix G Form of D&O Indemnification Agreement	G-1
Appendix H Compensation Policy of Directors and Officers	H-1
Appendix I Perion Equity Incentive Plan	I-1

CAUTIONARY STATEMENT CONCERNING
FORWARD-LOOKING STATEMENTS

This Proxy Statement and the documents to which we refer you in this Proxy Statement contain forward-looking statements based on estimates and assumptions. There are forward-looking statements throughout this Proxy Statement" and in statements containing words such as "believes," "estimates," "anticipates," "intends," "continues," "contemplates," "expects," "may," "will," "could," "should," or "would" or other similar words or phrases. These statements, which are based on information currently available to us, are not guarantees of future performance and may involve risks and uncertainties that could cause our actual growth, results of operations, performance and business prospects, and opportunities to materially differ from those expressed in, or implied by, these statements. These forward-looking statements speak only as of the date on which the statements were made and we expressly disclaim any obligation to release publicly any updates or revisions to any forward-looking statement included in this Proxy Statement or elsewhere. In addition to other factors and matters contained or incorporated in this Proxy Statement, these statements are subject to risks, uncertainties, and other factors, including, among others:

•	the occurrence of any event, change or other circumstances that could give rise to the termination of the Share Purchase Agreement;

•	the costs and outcome of any legal proceedings that may be instituted against us and others relating to the Share Purchase Agreement;

•	the inability to complete the Share Purchase due to the failure to obtain shareholder approval or the failure to satisfy other conditions to consummation of the Share Purchase;

•	the failure of the Share Purchase to close for any other reason;

•	risks that the proposed transaction disrupts current plans and operations and the potential difficulties in employee retention as a result of the Share Purchase;

•	the ability to recognize the benefits of the Share Purchase;

•	the distraction of our management resulting from the proposed transaction; and

•
other risks detailed in our current filings with the Securities and Exchange Commission (the "SEC"), including those set forth under the heading "Risk Factors" in our most recent annual report on Form 20-F. See the section of this Proxy Statement entitled "Where You Can Find More Information".

Many of the factors that will determine our future results are beyond our ability to control or predict. In light of the significant uncertainties inherent in the forward-looking statements contained herein, shareholders and prospective investors should not place undue reliance on forward-looking statements. We cannot guarantee any future results, levels of activity, performance or achievements. The statements made in this Proxy Statement represent our views as of the date of this Proxy Statement, and it should not be assumed that the statements made herein remain accurate as of any future date. Moreover, we assume no obligation to update forward-looking statements or update the reasons that actual results could differ materially from those anticipated in forward-looking statements, except as required by law.

QUESTIONS AND ANSWERS ABOUT THE SHARE PURCHASE
AND THE MEETING

The following questions and answers are intended to briefly address certain commonly asked questions regarding the Share Purchase, the Share Purchase Agreement and the Meeting.  These questions and answers may not address all the questions that may be important to you as a shareholder of Perion.  Please refer to the more detailed information contained elsewhere in this Proxy Statement, the appendices to this Proxy Statement and the documents referred to or incorporated by reference in this Proxy Statement, which you should read carefully.  See the section of this Proxy Statement entitled "Where You Can Find More Information", beginning on page 137.

Q:	What is the proposed Share Purchase?

A:
On September 16, 2013, we entered into the Share Purchase Agreement with Conduit and ClientConnect. Prior to our entering into discussions with Conduit regarding a possible transaction, Conduit decided to spin-off its ClientConnect business to ClientConnect, a newly formed company to be owned by the shareholders of Conduit in proportion to their ownership of Conduit, and on September 16, 2013, Conduit and ClientConnect entered into the Split Agreement, pursuant to which the entire activities and operations, and related assets and liabilities, of the ClientConnect business will be transferred to ClientConnect on a cash-free and debt-free basis under the terms and conditions set forth in the Split Agreement, and the Conduit shareholders will be issued ClientConnect Shares in proportion to their ownership of Conduit and will become the ClientConnect Shareholders.

The Share Purchase Agreement provides for, among other things, our purchase of all the issued and outstanding ClientConnect Shares from the ClientConnect Shareholders in exchange for New Shares, as a result of which ClientConnect will become a wholly owned subsidiary of ours. Each ClientConnect Share will be exchanged for that number of New Shares equal to the Exchange Ratio, which shall be determined prior to the Closing of the Share Purchase. The Exchange Ratio, as computed in the days preceding the execution of the Share Purchase Agreement based on information available at that time, was equal to approximately 0.2402 Perion Shares for each one ClientConnect Share. The New Shares will have the same rights and privileges as the Perion Shares currently issued and outstanding and will be listed for trading on the NASDAQ Stock Market and the Tel Aviv Stock Exchange.

The New Shares to be issued to the ClientConnect Shareholders at the Closing, together with the Exchanged Options, will constitute 81% of the issued and outstanding Perion Shares and our current shareholders and option holders will own 19% of our issued and outstanding Perion Shares, on a Fully Diluted basis.  Each of the Split and the Share Purchase transactions will be effected (i) as a tax-deferred restructuring pursuant to the Tax Ruling and (ii) pursuant to the Arrangement.

Q:	Will I receive any consideration as a result of the Share Purchase, and what will happen to my Perion Shares?

A:
No, you will not receive any consideration as a result of the Share Purchase and nothing will happen to your Perion Shares. It should be noted that, given the acquisition of ClientConnect by the Company, the number of issued and outstanding Perion Shares is expected to increase substantially as a result of the issuance of between 57 million and 62 million New Shares (including the Perion Shares underlying the Exchanged Options), as described above under "What is the proposed Share Purchase?".

Q:	What will we be acquiring in the Share Purchase and what will be our relationship with Conduit following the Share Purchase?

A:
Pursuant to the Share Purchase Agreement, we will acquire all of the outstanding shares of ClientConnect, which will have received from Conduit the entire activities and operations, and related assets and liabilities, of Conduit's ClientConnect business pursuant to the Split Agreement.

During a transition period, ClientConnect will provide Conduit and its subsidiaries with certain support services and systems, including data services, information technology, information security and management information system pursuant to a transition services agreement (the "Transition Services Agreement"). In addition, during a transition period Conduit will provide ClientConnect with certain services, including office and administrative support services, pursuant to an office and administrative services agreement (the "Office and Administrative Services Agreement").

Following the consummation of the Split, Conduit will provide ClientConnect with a three-month credit line of up to $20 million (the "Credit Line") in accordance with a working capital financing agreement (the "Working Capital Financing Agreement"). The Credit Line will be used solely to finance the then-current working capital needs of the ClientConnect business and will bear interest from the date of withdrawal of any loans at the minimum statutory rate.

For more information regarding the Split Agreement and the agreements related thereto, see "Agreements Related to the Split of Conduit", beginning on page 70.

For a period of 30 months following the Closing, Conduit will not be permitted to compete with the ClientConnect business in the manner described under "Share Purchase Agreement – Non-Competition", beginning on page 52 below.

Q:	Where can I find additional information about ClientConnect?

A:	This Proxy Statement contains the following information about ClientConnect:

•	A description of the business of ClientConnect, beginning on page 74;

•	Risk factors about ClientConnect, beginning on page 23;

•	Selected pro forma financial data of ClientConnect, beginning on page 83;

•	An operating and financial review of ClientConnect, beginning on page 86; and

•	Unaudited pro forma financial information of ClientConnect, beginning on page PF-1.

Q:	What will happen to our management as a result of the Share Purchase?

A:
Mr. Josef Mandelbaum will continue to serve as our Chief Executive Officer following the Closing, and substantially all of our other officers will continue to serve in their current positions as well.  Mr. Joshua Wine, the Chief Revenue Officer of Conduit, will become the President of Perion and will continue to manage the ClientConnect business.

Pursuant to the terms of the Share Purchase Agreement, Dror Erez (one of the co-founders of Conduit and its Chief Technology Officer) and Roy Gen (Conduit's Chief Financial Officer) (the "Conduit Director Designees") will be elected to our Board of Directors to the classes of directors of Josef Mandelbaum and Adi Soffer Teeni, respectively, two of our current directors who have each delivered us a resignation letter from our Board of Directors effective as of the Closing. In addition, pursuant to the Standstill Agreements (as discussed below in "Agreements Relating to the Share Purchase – Standstill Agreements"), several large shareholders of Conduit have undertaken that until the earlier of (i) the last business day preceding the 2015 annual shareholder meeting of Perion or (ii) December 30, 2015, they will not vote their Perion Shares in favor of any proposal to change the size or structure of our Board of Directors or to shorten or terminate the term of service of any member of our Board of Directors, unless such proposal is recommended by the Board of Directors. The full text of the form of Standstill Agreement is included as Appendix E to this Proxy Statement and is incorporated herein by reference.

Q:	Will we grant new rights to purchase Perion Shares in connection with the Share Purchase?

A:
In connection with the Split, Conduit employees that are engaged in the ClientConnect business will be offered to become ClientConnect employees. All related employment liabilities of the employees who agree to transfer to ClientConnect will be assumed by ClientConnect, and all severance funds for such employees will be fully funded at the consummation of the Split. Effective as of the Split, all then-outstanding options to purchase Conduit shares owned by such transferring Conduit employees, whether or not exercisable, will be rolled-over into ClientConnect Options. The ClientConnect Options will be subject to the same vesting schedule and the same terms and conditions as the options to purchase Conduit shares. The exercise price per share of a ClientConnect Option will be adjusted as described below in "Agreements Related to the Split of Conduit—Split Agreement".

Effective as of the Closing, all then-outstanding ClientConnect Options, whether or not exercisable, will be exchanged and converted into Perion Options under our Equity Incentive Plan (the "Exchanged Options"). The Exchanged Options will be subject to the same vesting schedule and the same terms and conditions, will be execisable for that number of Perion Shares equal to the number of ClientConnect Shares set forth in the underlying ClientConnect Option multiplied by the Exchange Ratio, and the exercise price will be equal to the quotient determined by dividing the per share exercise price of the underlying ClientConnect Option by the Exchange Ratio. The remaining term of any ClientConnect Option that exceeds five years will be reduced to five years from the date of the Closing (the "Closing Date"). Following the Closing, we will grant restricted share units ("RSUs") with respect to an aggregate of 983,500 Perion Shares to certain key employees of ClientConnect and Perion to encourage their continued employment with us (the "New RSUs"). We also propose to grant to our Chief Executive Officer 200,000 RSUs on the date of the Meeting and 232,400 RSUs following the Closing, subject to shareholder approval, as described in Proposal 4 below.

Q:	Will the New Shares be subject to any lock-up arrangements following the Closing?

A:	Yes.

Pursuant to the Share Purchase Agreement, all of the New Shares will be subject to contractual lock-up arrangements prohibiting the sale thereof for a period of at least six months from the Closing Date.  During the subsequent 18 months, each holder of New Shares may sell up to 10% of his or her New Shares.  Each such holder will be permitted to sell a higher percentage of such holder's New Shares during such 18-month period if the Perion Shares trade at certain pre-defined price levels at any time following the Closing, namely, 33% if the prevailing market price is $15.00 per share, 67% if the prevailing market price is $18.50 per share and 100% if the prevailing market price is $22.00 per share.  We refer to the lock-up arrangements under the Share Purchase Agreement as the "Contractual Lock-up").  The Contractual Lock-up will not apply to the Perion Shares issued upon exercise of the Exchanged Options. For more information about the Contractual Lock-up, including events that could lead to the early relaxation of the Contractual Lock-up, see "Share Purchase Agreement—Lock-up Arrangements", beginning on page 41.

In addition, in order to satisfy certain conditions of the Tax Ruling, until December 31, 2015, the shareholders of Conduit will only be permitted to sell up to 10% of the New Shares issued to them (the "Tax Lock-up"), except that we currently expect that the Israeli Tax Authority may exempt certain categories of shareholders of Conduit from the Tax Lock-up. Assuming that these categories of shareholders of Conduit are indeed exempted by the Israeli Tax Authority from the Tax Lock-Up, then the Tax Lock-up will continue to apply to shareholders of Conduit holding approximately 48.5% of the New Shares issued in the transaction. For more information about the Tax Lock-up, see "Share Purchase Agreement—Tax Matters", beginning on page 52.

Finally, Mr. Josef Mandelbaum, our Chief Executive Officer, has executed a lock-up agreement with respect to Perion Shares beneficially owned by him. For more information, see "Agreements Related to the Share Purchase—Executive Lock-up Agreement", beginning on page 69.

Q:	Has the Company agreed to register the resale of the New Shares with the SEC?

A:
Yes.  By virtue of the Court Approval, the issuance of the New Shares to the ClientConnect Shareholders will be exempt from the prospectus delivery requirements of the Israel Securities Law and will also be exempt from the registration requirements under the Securities Act pursuant to Section 3(a)(10) thereunder.  However, holders of New Shares that are deemed "affiliates" under the SEC regulations will be subject to volume limitations under Rule 144 under Securities Act ("Rule 144").  Also, holders of a significant number of New Shares may be unable to sell their shares on NASDAQ in large quantities.  Therefore, pursuant to the terms of a registration rights undertaking to be entered into by us and each ClientConnect Shareholder who executes a joinder thereto (the "Registration Rights Undertaking"), as soon as practicable following the filing of our Annual Report on Form 20-F for the 2013 fiscal year (and in any event within the earlier of (i) 30 days following the filing of such annual report and (ii) 150 days following the Closing), we will file with the SEC a registration statement on Form F-3 (the "Form F-3") covering the resale of the New Shares held by any person whose resale of such shares would otherwise be subject to volume limitations under Rule 144 under Securities Act ("Rule 144").  Such registration will not release the Tax Lock-up or the Contractual Lock-up.

In addition, if we effect a registered offering of securities (except on Form S-8 or a registration relating solely to a Rule 145 transaction on Form F-4), any holder of New Shares that holds at such time at least 3% of the outstanding Perion Shares or resale of registrable securities would otherwise be subject to volume limitations set forth in Rule 144 will have the right to include its registrable securities in the registration effected pursuant to such offering, subject to certain conditions. Each such holder will be afforded this right regardless of the Contractual Lock-up, and following such offering, the Contractual Lock-up applicable to the other holders of New Shares will terminate. The Tax Lock-up will not be affected by any such registration.

See "Agreements Related to the Share Purchase – Registration Rights Undertakings" for more information.  The full text of the form of the Registration Rights Undertaking is included as Appendix C to this Proxy Statement and is incorporated herein by reference.

Q:	When and where is the Meeting?

A:
The Meeting will be held on Monday, November 18, 2013, at 4:00 p.m. (Israel time) and at any time to which the Meeting is adjourned.  The Meeting will be held at our offices located at 4 HaNechoshet Street, Tel Aviv 69710, Israel.

Q:	What am I being asked to vote on?

A:
You are being asked to vote on six proposals. First, you are being asked to approve the Share Purchase Proposal, which is a proposal to approve the Share Purchase Agreement, the Share Purchase and the other transactions contemplated by the Share Purchase Agreement, including the increase of our share capital and the election of two new directors, each of which is contingent upon the other (Proposal 1 on the agenda). Second, you are being asked to approve a form of D&O indemnification agreement (the "Indemnification Agreement") (Proposal 2 on the agenda). Third, you are being asked to approve the purchase of D&O liability insurance, including run-off insurance (Proposal 3 on the agenda).  The approval of Proposal 2 and Proposal 3 at the Meeting are conditions to the consummation of the Share Purchase.  Fourth, you are being asked to approve compensation for our Chief Executive Officer (Proposal 4 on the agenda). Fifth, you are being asked to approve a compensation policy for our directors and officers (Proposal 5 on the agenda). Finally, you are being asked to approve our amended Equity Incentive Plan for U.S. tax purposes (Proposal 6 on the agenda). No other matters are on the agenda at the Meeting.

Q:	What vote is required for our shareholders to approve each of the different proposals?

A:
The approval of each of Proposal 1 and Proposal 6 requires the affirmative vote of the holders of a majority of the Perion Shares present (in person or by proxy) at the Meeting and voting on such matter (not including abstentions).

The approval of each of Proposals 2 to 5 on the agenda requires the affirmative vote of the holders of a majority of the Perion Shares present (in person or by proxy) at the Meeting and voting on such matter (not including abstentions), provided however that either (i) at least a majority of the shares of non-controlling shareholders and shareholders who do not have a personal interest in the resolution are voted in favor of the resolution, or (ii) the total number of shares of non-controlling shareholders and of shareholders who do not have a personal interest in the resolution that voted against the resolution does not exceed two percent of the outstanding voting power in the Company. For information regarding personal interests under the Companies Law and related voting procedures, please see Proposal 2 below, under the caption "Required Vote".

Q:	Are any Perion Shares committed to be voted for approval of the Share Purchase Proposal?

A:
Yes. We have provided an instruction letter to SGS irrevocably instructing it to vote all of the Perion Shares it is holding in trust pursuant to the Paying Agent Agreement in favor of the Share Purchase Proposal and against any alternative transaction. As of the Record Date, SGS held 1,428,806 Perion Shares in trust (constituting 11.46% of the Perion Shares as of the Record Date). See "Agreements Related to the Share Purchase – Voting of Perion Shares Held in Trust", beginning on page 69.

Q:	How does our Board of Directors recommend that I vote?

A:
Our Board of Directors, following the approval of our Audit Committee, has approved the Share Purchase Agreement, the Share Purchase and the other transactions contemplated by the Share Purchase Agreement, and recommends that you vote "FOR" the approval of the Share Purchase Proposal.  Our Board of Directors also recommends that you vote "FOR" each of the other proposals to be voted on at the Meeting.

Q:	Why is our Board of Directors recommending that I vote for approval of the Share Purchase Proposal?

A:
Our Audit Committee and Board of Directors have determined that the terms and provisions of the Share Purchase Agreement, the Share Purchase and the other transactions contemplated by the Share Purchase Agreement are fair to, and in the best interests of, our company and our shareholders. For additional information see the sections of this Proxy Statement entitled "Recommendation of our Audit Committee and Board of Directors", beginning on page 108.

Q.	Did our Board of Directors receive a fairness opinion from an independent financial expert in connection with the Share Purchase?

A.
Yes, on September 15, 2013, RBC Capital Markets, LLC ("RBC") delivered its oral opinion (which was subsequently confirmed in writing) to our Board of Directors to the effect that, as of such date, based upon and subject to the factors and assumptions made, procedures followed, matters considered and limits of the review undertaken by RBC set forth therein, the Exchange Ratio was fair from a financial point of view to our shareholders.

The full text of RBC’s written opinion, dated September 16, 2013, which, among other things, sets forth the assumptions made, procedures followed, matters considered, and limits of the review undertaken by RBC in connection with the opinion, is attached as Appendix B. RBC provided its opinion for the information and assistance of our Board of Directors in connection with its consideration of the Share Purchase. All advice and opinions (written and oral) rendered by RBC were intended for the use and benefit of our Board of Directors, acting solely in its capacity as such. The RBC opinion is not a recommendation to any shareholder as to how such shareholder should vote with respect to the Share Purchase or any other proposal to be voted upon by them in connection with the transactions contemplated by the Share Purchase Agreement. You are urged to read the RBC opinion in its entirety. See "Opinion of RBC Markets, LLC" below, beginning on page 112.

Q.	Does the Share Purchase also require the approval of the shareholders of Conduit?

A.
Yes, as a condition to the Court Approval, the Share Purchase is required to be approved by the affirmative vote of a majority of the shareholders of Conduit holding at least 75% of the Conduit shares voting on the matter. As discussed below in "Agreements Related to the Share Purchase – Voting Agreements of Significant Conduit Shareholders", several shareholders of Conduit have each entered into a Voting Agreement with us under which such shareholder has agreed to vote, and has provided us an irrevocable proxy to vote, in favor of the approval of the Share Purchase Agreement and the transactions contemplated thereby and against any alternative transaction. These agreements and proxies account for approximately 77% of Conduit’s outstanding shares.  The full text of the form of the Voting Agreement is included as Appendix D to this Proxy Statement and is incorporated herein by reference.

Q:	When will the Share Purchase be completed?

A:
We are working to complete the Share Purchase as soon as possible. Several conditions must be satisfied or waived before the Share Purchase is completed.  See the section of this Proxy Statement titled "Share Purchase Agreement—Closing Conditions" for a summary description of these conditions. We expect to complete the Share Purchase in January 2014, but because the Share Purchase is subject to certain closing conditions, some of which are beyond ClientConnect's and our control, the exact timing cannot be predicted. The Share Purchase Agreement may be terminated by either party if the Share Purchase is not completed by January 31, 2014, or February 28, 2014 if all closing conditions have been satisfied other than the receipt of U.S. antitrust approval.

Q:	What happens if the Share Purchase is not completed?

A:
If the Share Purchase Agreement is not approved by our shareholders or if the Share Purchase is not completed for any other reason, we will not acquire the ClientConnect Shares and will not consummate the Share Purchase.  Under circumstances specified in the Share Purchase Agreement, we may be required to pay Conduit a termination fee as described in the section of this Proxy Statement entitled "Share Purchase Agreement—Fees and Expenses", beginning on page 61.

Q:	Are there any risks related to the proposed Share Purchase?

A:
Yes. You should carefully read the section of this Proxy Statement entitled "Risk Factors – Risks Related to the Share Purchase", beginning on page 19 and in our SEC filings incorporated by reference herein.

Q:	What is the required quorum for the Meeting?

A:
The presence of at least two shareholders, holding at least one-third of our issued share capital, represented in person or by proxy at the Meeting, will constitute a quorum.  If within one half of an hour from the time appointed for the Meeting a quorum is not present, the Meeting shall stand adjourned for one week at the same hour and place, or to such day and such time and place as the chairperson may determine with the consent of a majority of the voting power represented at the Meeting in person or by proxy and voting on the question of adjournment. If a quorum is not present at the adjourned date of the Meeting within one half of an hour of the time fixed for the commencement thereof, then the Meeting shall take place regardless of the number of shareholders present and in such event the required quorum shall consist of any number of shareholders present in person or by proxy.

Q:	What do I need to do now?

A:
This Proxy Statement contains important information regarding the Share Purchase as well as information about us. It also contains important information regarding the factors considered by our Board of Directors in evaluating the Share Purchase. We urge you to read this Proxy Statement carefully in its entirety. You should also complete, sign and date the enclosed proxy card and return it in the enclosed envelope. You may also want to review the documents referenced under the section of this Proxy Statement entitled "Where You Can Find More Information", beginning on page 137.

Q:	How do I vote?

A:
If you are a registered shareholder, you should indicate on the enclosed proxy card how you want to vote by completing, signing and mailing the proxy card in the enclosed, postage-paid envelope. If your shares are held in "street name", you should follow the voting instructions provided by your bank, broker, trustee or nominee. If you are a registered shareholder, whether or not you submit a proxy, you may attend the Meeting and vote your shares in person. If your shares are held in "street name" you will need to obtain a proxy from your bank, broker, trustee or nominee in order to vote your shares in person at the Meeting.

Q:	If my shares are held in "street name" by my bank, broker, trustee or nominee, will my bank, broker, trustee or nominee vote my shares for me?

A:
Your bank, broker, trustee or nominee will vote your shares only if you provide instructions to your bank, broker, trustee or nominee on how to vote and provided you do so within ample time before the Meeting. You should follow the procedures provided by your bank, broker, trustee or nominee regarding the voting of your shares (including the timing to do so) and be sure to provide your bank, broker, trustee or nominee with instructions on how to vote your shares. If your shares are held in "street name" you must contact your bank, broker, trustee or nominee to change or revoke your voting instructions. If your shares are held through a member of the Tel Aviv Stock Exchange Clearinghouse, and you intend to vote your shares at the Meeting in person or by proxy, you must deliver to us, via messenger or registered mail, a confirmation of ownership (ishur baalut) issued by the applicable bank or broker, confirming your ownership of Perion Shares as of the record date for the Meeting, as required by the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meeting), 5760-2000.

Q:	Who can vote at the Meeting?

A:
Only those holders of record of outstanding Perion Shares at the close of business on October 9, 2013, the record date for the Meeting, are entitled to vote at the Meeting. As of the Record Date, there were 12,472,717 Perion Shares issued and outstanding.

Q:	Who can help answer my questions?

A:
If you have additional questions about the Share Purchase Agreement, the Share Purchase or the proposals, or would like additional copies of this Proxy Statement or the enclosed proxy card, you should contact "D.F. King", the proxy solicitation firm, to assist us in soliciting proxies for the Meeting, at 48 Wall Street, 22nd Floor, New York, New York, 10005, by telephone at 1-800-488-8075 (banks and brokerage firms should call 1-212-269-5550) or by email at perion@dfking.com. Shareholders in Israel may also contact Ms. Limor Gershoni Levy, the Company's Corporate Secretary and General Counsel, at our executive offices located at 4 HaNechoshet Street, Tel Aviv 69710, Israel; telephone number: +972-3-769-6100.

PROPOSAL ONE
APPROVAL OF THE SHARE PURCHASE PROPOSAL

Risk Factors

In addition to the other information included in this Proxy Statement, including the matters addressed under the section titled "Cautionary Statement Concerning Forward-Looking Statements", you should carefully consider the following risk factors in determining how to vote at the Meeting.

Risks Related to the Share Purchase

Our current shareholders will experience substantial dilution as a result of the Share Purchase, since following the consummation of the Share Purchase the ClientConnect Shareholders and ClientConnect employees who hold ClientConnect Options will own 81% of the outstanding Perion Shares on a Fully Diluted basis.

You will experience substantial dilution as a result of the Share Purchase, since the New Shares to be issued to the ClientConnect Shareholders, together with the Exchanged Options, will constitute 81% of the outstanding Perion Shares and our current shareholders and option holders will own 19% of the outstanding Perion Shares, on a Fully Diluted basis, prior to giving effect to the issuance of RSUs to certain key employees of ClientConnect and the Company. Following the Closing, it is expected that there will be five shareholders in the Company who will each own more than 5% of the outstanding Perion Shares. See below under "Beneficial Ownership of Securities by Certain Beneficial Owners". Given that a simple majority vote of shares present in person or by proxy is required for the approval of most actions at our shareholder meetings, the vote by any such significant shareholders at such meetings, in person or by proxy, may affect the outcome of the vote. These shareholders may have interests that are different than your interests.

Failure to complete the Share Purchase could negatively impact the market price of the Perion Shares and our business, financial condition, results of operations and prospects.

The Share Purchase is subject to the satisfaction or waiver of certain closing conditions as described below in "Share Purchase Agreement – Closing Conditions".  No assurance can be given that each of the conditions will be satisfied.  In addition, the Share Purchase Agreement may be terminated under the circumstances described below in "Share Purchase Agreement - Termination".

If the Share Purchase is not completed (including in the case the Share Purchase Agreement is terminated), our ongoing business may be adversely affected and, without realizing any of the benefits of having completed the Share Purchase, we will be subject to a number of risks, including the following:

•	we may be required to pay a termination fee of $6,000,000, in certain circumstances as described below in "Share Purchase Agreement – Fees and Expenses";

•	we will be required to pay certain expenses relating to the Share Purchase, including substantial legal, financial advisor and accounting fees, whether or not the Share Purchase is completed;

•	the price of the Perion Shares may decline to the extent that the current market price reflects a market assumption that the Share Purchase will be completed;

•
under the Share Purchase Agreement, we are subject to certain restrictions on the conduct of our business prior to completing the Share Purchase that may affect our ability to execute certain of our business strategies; and

•
during the period before completion of the Share Purchase, our management’s attention, which could otherwise have been devoted to other opportunities (including other business or acquisition opportunities) that may have been beneficial to us, will be diverted from our day−to−day business, and there may also be unavoidable disruptions to our relationships with our employees, customers and suppliers.

We also could be subject to litigation related to any failure to complete the Share Purchase or related to any enforcement proceeding commenced against us to perform our obligations under the Share Purchase Agreement.  If the Share Purchase is not completed, these risks may materialize and may adversely affect the market price of the Perion Shares and our business, financial condition, results of operations and prospects.

The fact that the Share Purchase is pending could harm our business, revenue and results of operations.

While the Share Purchase is pending, we will be subject to a number of risks that may harm our business, revenue and results of operations, including:

•	the diversion of management and employee attention and the unavoidable disruption to our relationships with customers and suppliers may detract from our ability to grow revenues and minimize costs;

•	we have and will continue to incur significant expenses related to the Share Purchase prior to its closing; and

•	we may be unable to respond effectively to competitive pressures, industry developments and future opportunities.

ClientConnect's and our current and prospective employees may be uncertain about their future roles and relationships with our company following completion of the Share Purchase.  This uncertainty may adversely affect our ability to attract and retain key personnel.

Also, speculation regarding the likelihood of the completion of the Share Purchase could increase the volatility of our share price prior the closing of the Share Purchase.

Our obligation to pay a termination fee under certain circumstances and the restrictions on our ability to solicit or engage in negotiations with respect to other acquisition proposals may discourage other transactions that may be favorable to our shareholders.

Until the Share Purchase is completed or the Share Purchase Agreement is terminated, with limited exceptions, we will be prohibited from entering into, soliciting or engaging in negotiations with respect to acquisition proposals or other business combinations.  Under specified circumstances, we may be obligated to pay Conduit a termination fee of $6,000,000, as described below in "Share Purchase Agreement – Fees and Expenses".  This could discourage other companies from proposing alternative transactions during this period that may be more favorable to our shareholders than the Share Purchase.

Some of our directors and officers have interests that may differ from the interests of our shareholders, and these persons may have conflicts of interest in recommending to our shareholders to approve the Share Purchase Proposal.

Some of the members of management and our Board of Directors may have interests that differ from, or are in addition to, their interests as shareholders, which are described below in "Interests of our Directors and Officers in the Share Purchase".  These interests could cause management or members of our Audit Committee and Board of Directors to have a conflict of interest in recommending approval of the Share Purchase Proposal.

If the Share Purchase is not consummated by January 31, 2014, either we or Conduit may, under certain circumstances that may be beyond our control, choose not to proceed with the Share Purchase.

The Share Purchase is subject to the satisfaction or waiver of certain closing conditions as described below in "Share Purchase Agreement – Closing Conditions".  Certain of these conditions are beyond our control.  If the Share Purchase has not been completed by January 31, 2014 (or February 28, 2014, if all closing conditions have been satisfied other than the receipt of U.S. antitrust approval), either we or Conduit may terminate the Share Purchase Agreement, provided that such right to terminate will not be available to a party whose action or failure to act has been the principal cause of or directly resulted in the failure of the Share Purchase to occur on or before such date.

Risks Related to Our Company Following the Share Purchase

Following the Share Purchase we will be increasingly dependent on Internet search based revenues, since both our business and the ClientConnect business are highly dependent upon such revenues.

Our revenues from Google constituted 63% and 74% of our revenues for the year ended December 31, 2012 and the six months ended June 30, 2013, respectively. ClientConnect is also heavily dependent on search based revenues, as its agreements with Microsoft and Google accounted for 96% and 86% of ClientConnect's revenues in 2012 and the six months ended June 30, 2013, respectively. The limited number of search engines could materially adversely affect our financial condition and results of operations if these third parties terminate or do not renew agreements with us or if they change their guidelines applicable to our business and the ClientConnect business.

The benefits expected to result from the Share Purchase may not occur because of integration and other challenges.

If the Share Purchase is completed, achieving the expected benefits of the Share Purchase will depend on the timely and efficient integration of ClientConnect's and our operations, technology, business culture and personnel. The integration may not be completed as quickly as expected, and if we fail to effectively integrate the operations or the integration takes longer than expected, we may not achieve the expected benefits of the Share Purchase. The challenges involved in this integration include, among others:

•	managing the ClientConnect business independently of Conduit;

•	transitioning to our brand by the termination of the transition period during which we can continue to utilize the name "Conduit";

•	integrating the operations of the ClientConnect business with our operations;

•	retaining the customers and sales distribution channels of both companies;

•	incorporating ClientConnect's technology and products into our current and future technology and product lines;

•	demonstrating to the customers of the ClientConnect business that the Share Purchase will not result in adverse changes in customer service standards or product support;

•	coordinating research and development activities to enhance introduction of new products and technologies;

•	persuading the employees of both companies that the companies' business cultures are compatible; and

•	maintaining employee morale and retaining key employees.

This integration effort will be complex, time consuming and expensive and may disrupt the respective businesses or result in the loss of customers or key employees or the diversion of the attention of management. In addition, the integration process may strain our financial and managerial controls and reporting systems and procedures. This may result in the diversion of management and financial resources from our core business objectives. There can be no assurance that we will successfully integrate the respective businesses or that we will realize the anticipated benefits of the Share Purchase.

 Third parties may terminate or alter existing contracts or relationships with ClientConnect or us.

Third parties, including suppliers, distributors, customers, licensors, licensees and other business partners, have contracts with us or with Conduit in regards to the ClientConnect business. Some of these contracts require consent from these parties in connection with the Split and/or the Share Purchase. If these consents cannot be obtained, we may suffer a loss of potential future revenue and may lose rights that are material to ClientConnect or us. In addition, third parties with which Conduit or we currently have relationships may terminate or otherwise adversely modify their relationship with Conduit or us in anticipation of the Split and the Share Purchase transactions or following such transactions, whether or not they have the legal right to do so. Among other things, this may result in ClientConnect or us suffering a loss of potential future revenue and possibly losing rights that are material to ClientConnect or us. In order to achieve the expected benefits of the Share Purchase, we may seek to renegotiate contracts with some of ClientConnect's and our suppliers, distributors, customers, licensors, licensees, other business partners and other third parties, and there is no assurance that such negotiations will be successful.

Our market price may decline following the Share Purchase.

Our market price may decline following the Share Purchase for a number of reasons, including if:

•	we do not achieve the perceived benefits of the Share Purchase as rapidly or to the extent anticipated by financial or industry analysts;

•	the effect of the Share Purchase on us and ClientConnect and the prospects of the combined company is not consistent with the expectations of financial or industry analysts;

•
investors react negatively to the significant dilution to their holdings in us as a result of the Share Purchase or the effect of the Share Purchase on us and ClientConnect and the prospects of the combined company; or

•	there are sales of a significant number of New Shares or Perion Shares issued upon exercise of Exchanged Options, or the public believes that these sales may occur in the future.

In the event that the Share Purchase is completed, we will incur significant additional expenses in connection with our ongoing operations.

            In the event that the Share Purchase is completed, we expected to incur significant additional expenses, including those relating to coordinating personnel, travel, information technology systems, accounting systems, vendors and strategic partners of each company, as well as expenses relating to the implementation of consistent standards, policies, and procedures.

Risks Related to Our Company

For a description of other risks associated with Perion, please see the section entitled "Risk Factors" and elsewhere in our Annual Report on Form 20-F for the year ended December 31, 2012, which is incorporated by reference into this Proxy Statement. See "Where You Can Find More Information".

Risks Related to ClientConnect

The ClientConnect business (sometimes referred to in this section as "ClientConnect") depends heavily upon revenues generated from arrangements with search providers Microsoft and Google and any adverse change in those relationships could adversely affect that business or its financial condition and results of operations.

The vast majority of the revenues generated by ClientConnect, which will become part of our company assuming consummation of the Split and the Share Purchase transactions, are attributable to services agreements with Microsoft Online Inc. ("Microsoft"), and Google Ireland Limited ("Google"), which expire on December 31, 2014 and on August 31, 2015, respectively. The agreement with Microsoft accounted for 81% and 56%, and the agreement with Google accounted for 15% and 30%, respectively, of ClientConnect's revenues in 2012 and the first six months of 2013, respectively.

Pursuant to the agreement with Microsoft (the "Microsoft agreement"), Microsoft provides search services and search monetization services to ClientConnect.  ClientConnect also displays and syndicates paid listings provided by Microsoft in response to search queries of users of ClientConnect's toolbars (the "toolbars"), that are generated from ClientConnect's toolbar platform (the "platform").  For the initial two years of the agreement term, Microsoft had exclusivity in providing those services through platform-generated toolbars in the United States, and consequently the fees payable by it to ClientConnect were significantly higher, and pursuant to the terms of the Microsoft agreement are significantly lower for 2013 and 2014.

Under the agreement with Google (the "Google agreement"), ClientConnect participates in Google’s AdSense program, which enables publishers of web content to make ad spaces available on their websites and to receive money from the advertisers, which is collected and paid by Google. ClientConnect also participates in Google's AdSense for search according to which ClientConnect displays and syndicates paid listings provided by Google in response to search queries of users of the toolbars that are generated from the platform. Google's AdSense for search also allows ClientConnect to customize the look and feel of the Google generated ads.

 In exchange for making its search traffic available to Microsoft (which also receives such traffic via its search syndication services), ClientConnect receives a fixed fee per-search conducted by end users who utilize the search engine through the platform-generated toolbars and/or a share of the revenue generated as a result of searches conducted by end users through its search engines. In exchange for making its search traffic available to Google, ClientConnect receives a share of the revenue generated as a result of searches conducted by end users through its search engines.

In order to receive advertisement-generated revenues from the Microsoft and Google agreements, ClientConnect depends, in part, on factors outside of its control.

The amount of revenue received by ClientConnect from each of Microsoft and Google depends upon a number of factors outside of its control, including the amount these search providers charge for advertisements, the efficiency of the search provider’s system in attracting advertisers and syndicating paid listings in response to search queries and parameters established by it regarding the number and placement of paid listings displayed in response to search queries. In addition, each of Microsoft and Google makes judgments about the relative attractiveness (to the advertiser) of clicks on paid listings from searches performed on a toolbar and these judgments factor into the amount of revenue ClientConnect receives. Changes to Microsoft’s or Google's paid listings network efficiency, its judgment about the relative attractiveness of clicks on paid listings from a platform-generated toolbar or the parameters applicable to the display of paid listings could have an adverse effect on ClientConnect, its financial condition and its results of operations. Such changes could come about for a number of reasons, including general market conditions, competition or policy and operating decisions made by Microsoft or Google.

Pursuant to the Microsoft and Google agreements, ClientConnect is obligated to comply with certain guidelines, and any noncompliance therewith could result in the suspension of providing services to Microsoft or Google or even the termination of the Microsoft and Google agreements.

The services agreement with each of Microsoft and Google requires that ClientConnect comply with certain guidelines promulgated by Microsoft or Google (as applicable) for the use of its brands and services, including the manner in which Microsoft’s or Google's paid listings are displayed within search results, and that ClientConnect establish guidelines to govern certain activities of third parties to whom it syndicates paid listings, including the manner in which those parties drive search traffic to their websites and display paid listings. Subject to certain limitations, Microsoft or Google may unilaterally update its policies and guidelines, which could in turn require modifications to, or prohibit and/or render obsolete certain of, ClientConnect's products, services and/or practices, which could be costly to address or otherwise have an adverse effect on ClientConnect, its financial condition and results of operations. Noncompliance with Microsoft’s or Google's guidelines by ClientConnect or the third parties to which it syndicates paid listings or by the online publishers through whom it secures distribution arrangements for its toolbars could, if not cured, result in Microsoft’s or Google's suspension of some or all of its services to the websites of ClientConnect's third party publishers, the imposition of additional restrictions on ClientConnect's ability to syndicate paid listings or the termination of the services agreement by Microsoft or Google (as applicable).

The termination of either of these services agreements by Microsoft or Google (as applicable), the curtailment of ClientConnect's rights under the applicable agreement (whether pursuant to the terms thereof or otherwise) or the failure of Microsoft or Google to perform its obligations under the agreement would have an adverse effect on ClientConnect, its financial condition and results of operations. In addition, ClientConnect's inability to  renew its agreement with either Microsoft or Google with substantially comparable economic and other terms upon the expiration of the current agreements could have an adverse effect on ClientConnect, its financial condition and results of operations. If any of these events were to occur, ClientConnect may not be able to find another suitable alternative search services provider or paid listings provider (or if an alternative provider were found, the economic and other terms of the agreement and the quality of paid listings may be inferior relative to the arrangements with, and the paid listings supplied by, Microsoft and Google) or otherwise replace the lost revenues.

Assuming the consummation of the Split and the Share Purchase transactions the loss of these arrangements and paid listings would furthermore have an adverse effect on the combined company’s business, financial condition and results of operations.

ClientConnect's revenues may be adversely impacted if its Internet search providers change their policies or guidelines regarding users’ installation of its Internet search services.

ClientConnect is required under its agreements with Internet search providers (Microsoft and Google) to format its installation selection features, user interface and advertisement placements, and branding, among other features, in accordance with their policies and guidelines. ClientConnect follows these policies and guidelines regarding disclosure requirements to consumers installing its products, and regarding obtaining consumer consent to change browser defaults, such as the homepage and search provider. While abiding by its search providers’ policies and guidelines, ClientConnect seeks to optimize its installation process in order to increase users’ selection of its search services. In particular, ClientConnect has adopted an "opt-out" approach to its installation process in the United States and Canada where Microsoft serves as ClientConnect's search provider, pursuant to which, when users install a toolbar containing a search engine, the option to have the search engine serve as their primary search provider is presented as the default option. Users are required to unselect each feature of the toolbar’s search services if they do not wish to install the search functions of the toolbar on their computers. Any changes to existing policies and guidelines, and in particular a restriction on the "opt-out" feature by Microsoft in the United States or Canada, would likely lead to a reduction in the number of users that install the search service provided by ClientConnect at the time that they download a toolbar, which could adversely affect ClientConnect's results of operations. In addition, noncompliance with search providers’ guidelines could, if not cured, result in search providers’ suspension or termination of some or all of their services to ClientConnect.

ClientConnect is highly reliant upon a small number of publishers, who account for the substantial majority of its pay-outs to publishers and, in parallel, its revenues. If ClientConnect were to lose all or a significant portion of those publishers as its customers, its revenues and results of operations would be materially adversely affected.

The top 10 publishers who distribute toolbars and otherwise utilize the opportunities for monetization provided by ClientConnect accounted for approximately 80% of ClientConnect's pay-outs to publishers and, in parallel, its revenues in 2012 and the first six months of 2013, while the top 15 publishers accounted for approximately 85% and 87% of ClientConnect's pay-outs to publishers in those respective periods of time. ClientConnect has entered into strategic distribution partnerships with these publishers. There can be no assurance that these existing publishers will continue to distribute toolbars generated via the platform or continue utilizing ClientConnect's monetization services that generate revenues for ClientConnect. The loss of all or a substantial portion of our relationships with these publishers would cause a material decline in ClientConnect's revenues and profitability.

ClientConnect is highly dependent on one aspect of its business - the search-related business - as a monetization tool for publishers, which generates the vast majority of its revenues. Any change that renders that monetization tool undesirable or otherwise unprofitable for publishers would result in ClientConnect's loss of almost all of its revenues.

ClientConnect is reliant on one major business model – the search monetization model - for more than 90% of its revenues, which is generated by publishers. If the monetization model for the internet changes due to any one or more factors, ClientConnect's results of operations could be materially adversely affected.

Under ClientConnect’s pay-per-install, or PPI, model for payments to publishers, a timing delay between when ClientConnect records expenses and related revenues could have a material adverse effect on its operating results.

Commencing in the third quarter of 2012, ClientConnect shifted the primary model for its traffic acquisition costs to a pay-per-install, or PPI, model, under which publishers are paid up-front each time they distribute a platform-generated toolbar to an end user and the user installs the toolbar.  This shift in payment models has an adverse impact on ClientConnect's results of operations in the short-term, as the traffic acquisition costs related to a given user are recorded as an expense as incurred, when a user downloads a toolbar, whereas the related revenues are generated from that user only when (if at all) the user performs searches, for which ClientConnect receives payments from its search providers). To the extent that ClientConnect records a significant amount of such expenses paid to publishers in one fiscal period and does not realize related revenues from end users at all, or only realizes those revenues in a later fiscal period, ClientConnect’s operating results will be materially adversely affected.

In order to maintain its revenue and continue to grow, ClientConnect needs to continually acquire new users and maintain user engagement with its search services through technological advantages.

The market for search services is highly competitive, and ClientConnect experiences significant competition for user engagement with its search services from other participants in the industry who use a similar search advertising business model. ClientConnect generates the substantial majority of revenues associated with its online publishers that distribute toolbars on its behalf during the first year after a publisher designs a toolbar on the basis of the platform, when users to whom the toolbar is distributed begin using search services with the toolbar. In order to maintain its current revenues and grow its business, ClientConnect needs to continually maintain the technological advantage of its platform, products and other services, such as its search protect  software, which help it to maintain user engagement with its search services and assist it in acquiring new users. If it fails to maintain its technological advantage, user engagement may decline materially, which would have a material adverse effect on ClientConnect's operating results.

ClientConnect would be harmed if new versions or upgrades of operating systems and Internet browsers adversely impact the process by which users install ClientConnect's solutions.

The installation process for toolbars and related solutions that are marketed by ClientConnect is currently relatively simple and straightforward, which Conduit believes has helped it to expand its user base even among users with little technical expertise. However, in the future, Microsoft, the dominant operating system provider that serves as the internet search provider for ClientConnect in the United States and Canada (via the Bing search engine), or any other provider of Internet browsers, could introduce new features that would make it more difficult to install ClientConnect's search services, to the extent that the toolbar is kept as a browser extension or add on. Any changes to operating systems or Internet browsers that make it more difficult to install ClientConnect's toolbars and related solutions may slow the growth of its user base and adversely impact ClientConnect, both currently and prospectively.

The introduction of new operating systems, browsers and other popular software products may materially adversely affect user engagement with ClientConnect's search services.

Users typically install new software and update their existing software as new or updated software is introduced online by third-party developers. In particular, Microsoft’s introduction of Windows 8 and its prospective introduction of Windows 8.1 later in 2013 may prompt many of ClientConnect's users to upgrade their operating systems or computers. In addition, when a user purchases a new computing device or installs a new Internet browser, it generally uses the Internet search services that are typically pre-installed on the new device or Internet browser. ClientConnect's toolbars are distributed online, and are not pre-installed on computing devices. In addition, as many software vendors that distribute their solutions online also offer search services alongside their primary software product, users often replace ClientConnect's search services with those provided by these vendors in the course of installing new software or updating existing software. Any event that results in a significant number of users changing or upgrading their computing device operating systems or Internet browsers after installing the search solutions offered by ClientConnect could result in its failure to generate the revenues that it anticipates from its users and could result in a decline in its user base. Finally, although ClientConnect constantly monitors the compatibility of its Internet search services and related solutions with such new versions and upgrades, it may not be able to make the required adjustments to ensure constant availability and compatibility of such solutions.

The growth and profitability of ClientConnect would be adversely affected if it is required to pay higher distribution fees to acquire new users who do not generate a corresponding increase in revenues, or if third-party publishers are unwilling to partner with ClientConnect on acceptable terms.

ClientConnect relies on third-party publishers to distribute its toolbars as a value-added component of their own software product offerings. ClientConnect believes that its publishers select software products for distribution based primarily upon the distribution fee and the business intelligence capabilities and insights into users that other software companies provide to them. The distribution fee that ClientConnect pays to its publishers is based on a number of factors, including ClientConnect's projection of the resulting revenues from the users to be acquired through the third-party publisher. Other software companies may be willing to pay higher distribution fees than ClientConnect to acquire new users either on a short-term basis to acquire market share or on a long-term basis as they benefit from better user monetization, and they may have different profitability targets or different cost structures. If other software companies are willing to pay higher distribution fees than it is willing to pay, ClientConnect may be forced to forgo opportunities to acquire new users who will generate more revenues, or it may have to pay higher distribution fees. Either of these outcomes would adversely impact its revenues and profitability.

ClientConnect may not succeed in developing alternative and updated monetization tools necessary to retain existing publishers and attract new publishers.

Understanding user profiles and trends is critical to predicting the return on investment a user will generate. ClientConnect may, in the future, face increased competition from software or other companies that may develop alternative monetization tools that may provide better potential for publishers to realize a return on their investment in users. If ClientConnect competitors are able to offer better monetization tools to publishers or provide more accurate analysis of a publisher’s user base that improves its overall user acquisition strategies, ClientConnect may find it harder to retain its existing relationships with publishers or enter into new relationships with publishers, even if it is willing to pay higher distribution fees.

ClientConnect generates a portion of its revenue from online advertising. A reduction in spending on online advertising by advertisers could adversely impact the business and its results of operations.

In addition to revenue generated under the Microsoft and Google agreements, ClientConnect generates a portion (approximately 9% in the second quarter of 2013) of its revenue from its users’ clicks on text-based links to advertisers’ websites, or sponsored links. When users click on a sponsored link, the search provider receives a payment from the sponsor of that link and pays a portion of that amount to ClientConnect. Spending by advertisers tends to be cyclical, reflecting overall economic conditions and budgeting and buying patterns, as well as levels of consumer confidence and discretionary spending. Adverse economic conditions can have a material negative impact on the demand for advertising and cause advertisers to reduce the amounts they spend on advertising, particularly online advertising, which could negatively impact the revenues of ClientConnect.

Small and local businesses with which ClientConnect interacts are particularly sensitive to these events and trends, given that they are not as well-situated to weather adverse economic conditions as their larger competitors, which are generally better capitalized and have greater access to credit. In the recent past, adverse economic conditions have caused, and if such conditions were to recur in the future they could cause, decreases and/or delays in advertising expenditures, which would reduce the revenues of ClientConnect and adversely affect the business, its financial condition and its results of operations.

Advertisers typically do not have long-term advertising commitments with search providers or advertisement networks. A decrease in overall advertising may adversely affect the results of operations of ClientConnect.

In addition, the rates advertisers pay for each click on a sponsored link on a cost-per-click (CPC) basis or for each time an advertisement is displayed on a cost-per-thousand impressions (CPM) basis are negotiated between the search providers or advertisement networks and advertisers and depend on a number of factors over which ClientConnect has no control. If search providers or advertisement networks decrease the rates charged to advertisers, this would decrease the advertising revenues they share with ClientConnect. In such an event, there could be no assurance that ClientConnect would be able to adjust the fees that it pays to publishers in order to acquire users in order to maintain its current levels of profitability.

ClientConnect is significantly reliant on the U.S. market, and any material adverse change in that market could have a material adverse effect on its results of operations.

ClientConnect's revenues have historically been concentrated within the U.S. market.  In the years ended December 31, 2011 and 2012 and in the first six months of 2013, that market accounted for 70%, 69% and 50%, respectively, of ClientConnect's search-monetization based revenues. A significant reduction in the revenues generated by the U.S. market, whether as a result of a recession that causes a reduction in advertising expenditures generally, or otherwise, which causes a decrease in ClientConnect's Microsoft Bing or Google-based U.S. revenues could have a material adverse effect on its results of operations.

ClientConnect's success depends upon the continued growth and acceptance of online advertising, particularly paid listings, as an effective alternative to traditional, offline advertising and the continued commercial use of the Internet.

Many advertisers still have limited experience with online advertising and may continue to devote significant portions of their advertising budgets to traditional offline advertising media. Accordingly, ClientConnect continues to compete with traditional advertising media, including television, radio and print, in addition to a multitude of websites with high levels of traffic and online advertising networks, for a share of available advertising expenditures and expects to face continued competition as more emerging media and traditional offline media companies enter the online advertising market. The continued growth and continued acceptance of online advertising generally is likely to depend, to a large extent, on its perceived effectiveness and the acceptance of related advertising models (particularly in the case of models that incorporate user targeting and/or utilize mobile devices), the continued growth in commercial use of the Internet (particularly outside of the United States), the extent to which web browsers, software programs and/or other applications that limit or prevent advertising from being displayed become commonplace and the extent to which the industry is able to effectively manage click fraud. Any lack of growth in the market for online advertising, particularly for paid listings, or any decrease in the effectiveness and value of online advertising (whether due to the passage of laws requiring additional disclosure and/or opt-in policies for advertising that incorporates user targeting or other developments) would have an adverse effect on ClientConnect, its financial condition and its results of operations.

ClientConnect depends, in part, upon sufficient traffic being driven to its website, which facilitates the creation and distribution of toolbars from its platform. If such traffic does not materialize, ClientConnect's results of operations will be adversely affected.

ClientConnect engages in a variety of activities designed to attract traffic to its website, which result in publishers customizing toolbars that can in turn be distributed to third party users. How successful ClientConnect is in these efforts depends, in part, on the continued introduction of new and enhanced monetization tools that resonate with publishers of web content.

Even if ClientConnect succeeds at driving traffic to its website, it may not be able to convert this traffic or otherwise retain publishers and generate use of toolbars by end users unless it continues to provide new and innovative monetization tools. ClientConnect may not be able to adapt quickly and/or in a cost-effective manner to frequent changes in publisher and user preferences, which can be difficult to predict, or appropriately time the introduction of enhancements and/or new monetization tools. ClientConnect's inability to provide useful and innovative monetization tools would adversely affect publisher and end-user experiences, which would result in decreases in publishers, end-user installations of toolbars and revenues, which would adversely affect ClientConnect, its financial condition and its results of operations.

ClientConnect's reputation may be adversely impacted by the negative reputation of toolbar businesses generally and other factors.

ClientConnect's reputation could be negatively impacted by a number of factors, including the negative reputation associated with toolbars (which are often downloaded, except  under Google’s new guidelines, on an opt-out basis, without the knowledge of the end user), product and service quality concerns, complaints by publishers or end users or actions brought by them or by governmental or regulatory authorities and related media coverage and data protection and security breaches. Moreover, the inability to develop and introduce monetization products and services that resonate with consumers and/or the inability to adapt quickly enough (and/or in a cost effective manner) to evolving changes to the Internet and related technologies, applications and devices, could adversely impact ClientConnect's reputation, and, in turn, ClientConnect, its financial condition and its results of operations.

The Internet and related technologies and applications continue to evolve and ClientConnect may not be able to adapt to these changes.

The development of new products and services in response to the evolving trends and technologies of the Internet, as well as the identification of new business opportunities in this dynamic environment, requires significant time and resources. ClientConnect may not be able to adapt quickly enough (and/or in a cost-effective manner) to these changes, appropriately time the introduction to the market of new applications and features for its platform and toolbars or for other products and services or identify new business opportunities in a timely manner. Also, these changes could require ClientConnect to modify related infrastructures, and its failure to do so could render its existing website(s), applications, services and proprietary technologies obsolete. The failure to respond to any of these changes appropriately (and/or in a cost effective manner) could adversely affect ClientConnect, its financial condition and its results of operations.

In the case of certain of the applications available via ClientConnect's platform and toolbars, third parties have introduced (and continue to introduce) new or updated technologies, applications and policies that may interfere with the ability of ClientConnect's publishers or end users to access or utilize these applications generally or otherwise make publishers or users less likely to use the ClientConnect services (such as through the introduction of features and/or processes that disproportionately and adversely impact the ability of publishers or end users to access and use these applications relative to those of competitors). For example, third parties continue to introduce technologies and applications (including new and enhanced web browsers and operating systems) that may limit or prevent certain types of applications from being installed and/or have features and policies that significantly lower the likelihood that end users will install the applications generated from the Platform, or that previously-installed applications will remain in active use. In addition, there are technologies and applications that interfere with the functionality of (or settings changes made by) toolbar and/or platform applications. For example, there are technologies and applications that interfere with search boxes embedded within ClientConnect's toolbars and the maintenance of home page and web browser search settings previously selected by end users of the toolbar. These technologies, applications and policies adversely impact the ability of users to generate search queries through ClientConnect's applications, which in turn adversely impacts ClientConnect's revenues. Technologies have also been introduced that can block the display of advertisements on web pages and that provide users with the ability to opt out of ClientConnect's advertising products. Failure by ClientConnect to successfully modify its toolbars and related applications in a cost-effective manner in response to the introduction and adoption of these new technologies and applications could adversely affect ClientConnect, its financial condition and its results of operations.

Publishers and end users who serve as ClientConnect's customers may migrate more rapidly than expected from personal computers to mobile or tablet devices, which would cause a substantial reduction in the revenues generated by ClientConnect.

Being that ClientConnect focuses upon the market related to personal computers ("PCs"), and that such market has accounted for the vast majority of Conduit's revenues prior to the Split, to the extent that there is a faster-than-expected shift by the market from PCs to mobile or tablet devices, ClientConnect would experience a substantial reduction in revenues generated by it.  There is no guarantee that ClientConnect will be able to expand and/or adapt to any such migration to mobile and tablet devices in a rapid fashion or at all.

The processing, storage, use and disclosure of personal data could give rise to liabilities as a result of governmental regulation, conflicting legal requirements or differing views of personal privacy rights.

ClientConnect receives, transmits and stores a large volume of personal information and other user data in connection with the processing of search queries, the provision of online products and services, transactions with publishers and users, and advertising on its website(s). The sharing, use, disclosure and protection of this information are determined by the privacy and data security policies of ClientConnect. These policies are, in turn, subject to federal, state and foreign laws regarding privacy and the storing, sharing, use, disclosure and protection of personal information and user data. For example, if an online service provider fails to comply with its privacy policy, it could become subject to an investigation and proceeding brought by the U.S. Federal Trade Commission under the Federal Trade Commission Act, the Israeli Law, Information and Technology Authority ("ILITA") under the Israeli Protection of Privacy Law 5741-1981, as well as a private lawsuit under various U.S. federal and state laws or Israeli laws. In general, personal information is increasingly subject to legislation and regulation in numerous jurisdictions around the world, the intent of which is to protect the privacy of personal information that is collected, processed and transmitted in or from the governing jurisdiction.

U.S. legislators and regulators may enact new laws and regulations regarding privacy and data security. In February 2012, the White House released a proposed Consumer Privacy Bill of Rights, which is intended to serve as a framework for new privacy legislation. In March 2012, the U.S. Federal Trade Commission released a staff report making recommendations for businesses and policy makers in the area of consumer privacy. Such initiatives are still pending as of the date of this proxy statement. Similarly, new privacy laws and directives abroad, particularly in Europe, are being proposed and implemented. In addition, existing privacy laws that were intended for brick-and-mortar businesses could be interpreted in a manner that would extend their reach to ClientConnect. New laws and regulations (or new interpretations of existing laws) in this area may make it more costly to operate ClientConnect and/or limit its ability to engage in certain types of activities, such as targeted advertising, which could adversely affect ClientConnect, its financial condition and its results of operations.

Requirements under Israeli law are rapidly changing since the formation of ILITA, including without limitation, with respect of the degree of consent required, database registration, onward transfer, outsourcing, protection of personally identifiable information and employee-related privacy restrictions in workplace. It is possible that these requirements may be interpreted and applied in a manner that is inconsistent with ClientConnect's data collection, processing, sharing and retention practices.

As privacy and data protection have become more sensitive issues, ClientConnect may also become exposed to potential liabilities as a result of differing views on the privacy of consumer and other user data collected by it. Also, it cannot be guaranteed that the security measures implemented by ClientConnect will prevent security breaches. The failure of ClientConnect, or third party vendors and service providers, to comply with applicable privacy policies, federal, state or foreign privacy laws and regulations or PCI standards and/or the unauthorized release of personal information or other user data for any reason could adversely affect ClientConnect, its financial condition and its results of operations.

ClientConnect depends on its key personnel.

The future success of our company following the Share Purchase will depend, in part, upon our continued ability to identify, hire, develop, motivate and retain highly skilled individuals for the business, with the continued contributions of ClientConnect's senior management being especially critical to our success. Competition for well-qualified employees in our industry is intense and our continued ability to compete effectively depends, in part, upon our ability retain ClientConnect's existing key employees and to attract new skilled employees for ClientConnect. While Conduit established programs to attract new employees and provide incentives to retain existing employees for ClientConnect, particularly senior management, we cannot assure you that following the consummation of the Split and the Share Purchase transactions we will be able to retain the services of senior management or any other key employees or attract new employees in the future who are capable of contributing significantly towards ClientConnect.

ClientConnect operates in various international markets, in some of which it has limited experience. As a result, ClientConnect faces additional risks in connection with its international operations. Also, ClientConnect may not be able to successfully expand into new, or expand further into its existing, international markets.

ClientConnect operates in various jurisdictions and may continue to expand its international presence. In order for the platform, the toolbars and ClientConnect's related services to achieve widespread acceptance in these jurisdictions, commercial use and acceptance of the Internet must continue to grow, which growth may occur at slower rates than those experienced in the United States. Moreover, ClientConnect must continue to successfully tailor the platform, toolbar and ClientConnect's related services to the unique customs and cultures of foreign jurisdictions, which can be difficult and costly.  The failure to do so could slow ClientConnect's international growth and adversely impact ClientConnect, its financial condition and its results of operations.

A variety of new laws, or new interpretations of existing laws, could subject ClientConnect to claims or otherwise harm it.

ClientConnect is subject to a variety of laws in the United States and abroad that are costly to comply with, can result in negative publicity and diversion of management time and effort and can subject it to claims or other remedies. Some of these laws, such as income, sales, use, value-added and other tax laws and consumer protection laws, are applicable to businesses generally and others are unique to the type of business in which the business is engaged. Many of these laws were adopted prior to the advent of the Internet and related technologies and, as a result, do not contemplate or address the unique issues of the Internet and related technologies. Laws that do reference the Internet are being interpreted by the courts, but their applicability and scope remain uncertain.

For example, ClientConnect posts and links to third party content, including third party advertisements, links and websites, as well as content submitted by users, such as comments, photographs and videos. ClientConnect could be subject to liability for posting or linking to third party content, and while it generally requires third parties to indemnify it for related claims, it may not be able to enforce its indemnification rights. Claims could be threatened and filed under both U.S. and foreign laws based upon use of third party content asserting, among other things, defamation, invasion of privacy or right or publicity, copyright infringement or trademark infringement.

In addition, ClientConnect is subject to different legislations, including online privacy and protection of personal information, since in most cases the law applicable to ClientConnect will be the laws of the end users' respective country. It is not feasible for ClientConnect to become familiar and compliant with legislation of all of these end users' countries.

Any failure on the part of ClientConnect to comply with applicable laws may subject it to legal claims and additional liabilities, which could adversely affect ClientConnect, its financial condition and its results of operations. In addition, if the laws to which ClientConnect is currently subject are amended or interpreted adversely to its interests, or if new adverse laws are adopted, ClientConnect's products and services might need to be modified to comply with such laws, which would increase its costs and could result in decreased demand for the platform and toolbar or other products and services to the extent that ClientConnect passes on such costs to its customers. Specifically, in the case of tax laws, positions that ClientConnect has taken or will take are subject to interpretation by the relevant taxing authorities. While Conduit believes that the positions it has taken with respect to ClientConnect to date comply with applicable law, there can be no assurances that the relevant taxing authorities will not take a contrary position, and if so, that such positions will not adversely affect ClientConnect. Any failure to comply with applicable law could adversely affect ClientConnect, its financial condition and its results of operations.

ClientConnect may fail to adequately protect its intellectual property rights or may be accused of infringing the intellectual property rights of third parties.

ClientConnect regards its intellectual property rights, specifically as related to its technology, customer lists and business models, as important for its platform and related applications. ClientConnect generally seeks to apply for patents or for other similar statutory protections as and if it deems appropriate, based on then current facts and circumstances, and will continue to do so in the future. As of June 30, 2013, ClientConnect had four granted patents and one pending patent applications in the United States, along with international applications pursuant to the Patent Cooperation Treaty. The principal patents that have been issued have expiration dates ranging from 2025 to 2029.

No assurances can be given that the patent applications that ClientConnect has filed will result in a patent being issued, or that any existing or future patents will afford adequate protection against competitors and similar technologies. In addition, no assurances can be given that third parties will not create new products or methods that achieve similar results without infringing upon patents owned by ClientConnect.

ClientConnect also relies on a combination of laws and contractual restrictions, including trade secrets and confidentiality agreements, with employees, customers, suppliers, affiliates and others to establish and protect its various intellectual property rights. Nevertheless, ClientConnect's intellectual property rights may still not be protected in a meaningful manner, challenges to contractual rights could arise or third parties could copy or otherwise obtain and use ClientConnect's intellectual property without authorization. The occurrence of any of these events could result in the erosion of ClientConnect's brands and limitations on its ability to control marketing on or through the Internet using its various domain names, as well as impede ClientConnect's ability to effectively compete against competitors with similar technologies, any of which could adversely affect ClientConnect, its financial conditions and its results of operations.

From time to time, ClientConnect has been subject to legal proceedings and claims in the ordinary course of business, including claims of alleged infringement of trademarks, copyrights and other intellectual property rights held by third parties. In addition, ClientConnect may need to institute litigation in the future to enforce its intellectual property rights, protect its trade secrets or to determine the validity and scope of proprietary rights claimed by others. Any litigation of this nature, regardless of outcome or merit, could result in substantial costs and diversion of management and technical resources, any of which could adversely affect ClientConnect, its financial condition and its results of operations. Patent litigation tends to be particularly protracted and expensive.

ClientConnect's success depends, in part, on the integrity of its systems and infrastructures and those of third parties. System interruptions and the lack of integration and redundancy in ClientConnect's and third party information systems may affect ClientConnect business.

For the ClientConnect business to succeed, its systems and infrastructures must perform well on a consistent basis. From time to time, ClientConnect may experience occasional system interruptions that make some or all of its systems or data unavailable or that prevent it from providing products and services, which could adversely affect the ClientConnect business. Moreover, as traffic to its website(s) and applications increases and the number of new (and presumably more complex) products and services that ClientConnect introduces continues to grow, ClientConnect will need to upgrade its systems, infrastructures and technologies generally to facilitate this growth. If it does not do so, publishers, end-users and other third parties with whom it does business may not be able to access its platform, toolbars or other products and services on an intermittent or prolonged basis, which could adversely affect the quality of their experiences. In addition, ClientConnect could experience inefficiencies and/or operational failures in connection with these efforts, which could have the same effect. Moreover, even if ClientConnect does not encounter any inefficiencies and/or operational failures in connection with these efforts, third parties with whom it does business may not make the changes to their systems, infrastructures and technologies needed to utilize the applications and other features associated with the platform, the toolbars or ClientConnect's other products and services on a timely basis, if at all. The occurrence of any of these events could adversely affect ClientConnect, its financial condition and its results of operations.

ClientConnect also relies on third party computer systems, data centers, broadband and other communications systems and service providers in connection with the provision of the platform, toolbars, and its other products and services generally. Any interruptions, outages or delays in ClientConnect's systems or those of its third party providers, or deterioration in the performance of these systems, could impair its ability to provide the platform, toolbars, and its other products and services. Furthermore, data security breaches, including cyber attacks (as a result of actions taken by hackers or otherwise), fire, power loss, telecommunications failure, natural disasters, acts of war or terrorism, acts of God and other similar events or disruptions may damage or interrupt computer, data, broadband or other communications systems at any time. Any event of this nature could cause system interruptions, delays and loss of critical data, and could prevent ClientConnect from providing services to publishers and end-users. While ClientConnect has backup systems for certain aspects of its operations, its systems are not fully redundant and disaster recovery planning is not sufficient for all eventualities. In addition, ClientConnect may not have adequate insurance coverage to compensate for losses from a major interruption.

ClientConnect may be adversely affected by third-party applications that may impair end users’ experience with its products and services.

Search websites to which end-users may be directed may be adversely affected by fraudulent, surreptitious or other unwanted computer programs, applications and activity that make changes to users' computers and interfere with the overall experience of our products and services, such as by hijacking queries to these websites or altering or replacing search results generated. This type of interference often occurs without disclosure to (or consent from) users, resulting in a negative experience that users may associate with ClientConnect. These disruptive programs and applications may be difficult or impossible to uninstall or disable, may reinstall themselves and may circumvent efforts to block or remove them.

In addition, downloadable applications of ClientConnect's publishers through which a toolbar may be installed by an end-user are also subject to attack by viruses, worms and other malicious software programs, which could jeopardize the security of information stored in users' computers or in ClientConnect's systems and networks. No assurances can be given that ClientConnect's efforts to combat these malicious applications will be successful and/or that its products and services will not have (or will not be perceived to have) vulnerabilities in this regard.

If any of these events were to occur, it could damage ClientConnect's reputation and result in the loss of current and potential publishers and end-users, which could have an adverse effect on ClientConnect, its financial condition and its results of operations and could otherwise be costly to remedy.

The Parties to the Share Purchase Agreement

Perion Network Ltd.

We were incorporated in the State of Israel in November 1999 under the name Verticon Ltd. and changed our name to Incredimail Ltd. in November 2000.  In November 2011, we changed our name to Perion Network Ltd. to better reflect the diverse nature of our business. We operate under the laws of the State of Israel. Our headquarters are located at 4 HaNechoshet Street, Tel-Aviv 69710, Israel. Our phone number is (972-3) 769-6100.

We completed the initial public offering of the Perion Shares in the United States on February 3, 2006 and listed the Perion Shares on the NASDAQ Stock Market, whereby we became a "limited liability public company" under the Companies Law. Since November 20, 2007, the Perion Shares are also traded on the Tel Aviv Stock Exchange.

We are a global consumer internet company that develops applications to make the online experience of our users simple, safe and enjoyable. Our three main consumer brands are IncrediMail, Smilebox and SweetIM. IncrediMail is a unified messaging application enabling consumers to manage multiple email accounts and Facebook messages in one place with an easy-to-use interface and extensive personalization features, and is available in over 100 countries in 8 languages; Smilebox is a leading photo sharing and social expression product and service that quickly turn life's moments into digital keepsakes for sharing and connecting with friends and family, in a fun and personal way; and SweetIM is an instant messaging application that enables consumers to personalize their everyday communications with free, fun and easy to use content.

For more information about our company, please visit our website at http://perion.com. The information provided on our website is not part of this Proxy Statement, and therefore is not incorporated by reference. See also the section of this Proxy Statement entitled "Where You Can Find More Information".

Conduit Ltd.

Conduit Ltd., which we refer to as "Conduit", was incorporated in the State of Israel in March 2005 under the name Platforma Online Ltd. and changed its name to Conduit in February 2006.  Conduit operates under the laws of the State of Israel. Conduit's headquarters are located at 5 Golda Meir Street, Industrial Science Park, Ness-Ziona, 74140, Israel.

Conduit is a global internet company that develops applications for publishers which provide new, smarter ways to engage their users. In addition to the ClientConnect business referred to below, Conduit is engaged in the following  non-toolbar related operations: the U Browser that combines the digital worlds into one continuous experience, allowing the consumer to naturally cross over between devices, the QuickLaunch Lock Screen by Conduit that offers the consumer a way to stand out, the Mobile Apps that enables publishers to engage their users on the go, create a strong mobile presence and build a mobile community, and the Wibiya Bar, which recognizes visitor behavior and helps the consumer deliver the optimal call-to-action to the right audience at the right time.

For more information about Conduit, please visit its website at http://Conduit.com. The information provided on Conduit's website is not part of this Proxy Statement, and therefore is not incorporated by reference.

ClientConnect Ltd.

ClientConnect Ltd. is a newly formed Israeli company formed by Conduit solely for the purpose of receiving the ClientConnect business from Conduit in the Split.  ClientConnect Ltd. has not engaged in any business except activities incidental to its formation and in connection with the transactions contemplated by the Split Agreement, as described below in "Agreements Related to the Split of Conduit – Split Agreement" and the Share Purchase Agreement.

Conduit's ClientConnect business offers, among other things, a proprietary toolbar generating platform, which allows online publishers to create, implement and distribute web browser toolbars and other software product and services to targeted audiences, and to subsequently administer such toolbars. The toolbar platform includes software applications and tools that provide comprehensive solutions for the full customization of toolbar graphical user interface, or GUI, features and services, through a user-friendly online drag and drop system and additional features and services (such as a search box, home page takeover, web applications, search protect and value apps).

In addition to enabling searches via downloadable customized toolbars, the ClientConnect business also allows online publishers to set up syndicated searches on their individual websites, and to monetize their users’ other search assets, such as browser default search, new tab, and error pages. The ClientConnect business also sells advertising space on its home search page to various advertising networks, which pay the business, through a series of intermediaries, for those advertisements.  These ads are not tied to ClientConnect's relationship with its search providers.

For more information about the ClientConnect business, see "ClientConnect Business" below.

Background to the Share Purchase

On May 16, 2013, Mr. Josef Mandelbaum, our Chief Executive Officer, met with Mr. Michael Eisenberg of Benchmark Capital Partners ("Benchmark") at Benchmark's offices in Tel Aviv, at the invitation of Mr. Eisenberg. Benchmark is a significant investor in Conduit, and Mr. Eisenberg is a member of Conduit's Board of Directors.  Mr. Eisenberg informed Mr. Mandelbaum that, for various reasons, Conduit had decided to spin off the ClientConnect business into a new company to be owned by Conduit's shareholders. Mr. Eisenberg proceeded to explain that he has been following Perion over the last few years, has been impressed by its accomplishments and wished to know whether Perion would be interested in combining with the ClientConnect business. He proposed that Mr. Mandelbaum would serve as the Chief Executive Officer of the combined company and that the senior corporate management of Perion would continue in its role with Mr. Joshua Wine, Conduit's Chief Revenue Officer, joining the senior team and continuing to manage the ClientConnect business.

Mr. Mandelbaum responded that Perion might be interested in pursuing such a potential transaction, provided that the transaction would be accretive to Perion's earnings, that the consideration for the transaction would be in the form of Perion Shares and that Perion's Board of Directors would continue to be primarily composed of independent members. Mr. Eisenberg indicated that it was his initial belief that these conditions could be acceptable to Conduit, and asked Mr. Mandelbaum to check and confirm whether Perion would be interested in pursuing the transaction before he discusses the matter with Conduit.

Over the course of May 16-17, 2013, Mr. Mandelbaum discussed the proposed transaction with several members of our Board of Directors and executive management team. All expressed support for exploring the potential transaction.

On May 17, 2013, Mr. Mandelbaum informed Mr. Eisenberg that Perion was interested in exploring the potential transaction. Mr. Eisenberg then consulted with representatives of Conduit and informed Mr. Mandelbaum that they were also interested in exploring the potential transaction and suggested that the parties hold a face-to-face meeting.

On May 19, 2013, a meeting was held at Conduit's offices in Ness-Ziona at which Ronen Shilo, a co-founder and Chief Executive Officer of Conduit, Mr. Dror Erez, a co-founder and Chief Technical Officer of Conduit, Mr. Gaby Bilczyk, a co-founder and Chief Operating Officer of Conduit, and Mr. Eisenberg, all of whom are members of Conduit's Board of Directors, explained to Mr. Mandelbaum Conduit's plans to spin off its ClientConnect business into a new company. The parties discussed their respective outlooks on the industry and why Perion might be a good fit for the ClientConnect business. The participants agreed in principle to continue the discussions based on the following principles: the two businesses would be valued based on the same multiple of EBITDA, the exchange ratio must result in the transaction being accretive to Perion's earnings per share, the consideration would be entirely in the form of Perion Shares, Conduit would designate two directors to our Board of Directors, and our current management would remain in place. The parties agreed to have a kickoff meeting with representatives of the parties' respective financial advisors and legal counsel.

During the week of May 19, 2013, we initiated talks with various investment banks.

On May 26, 2013, a kickoff meeting was held in Tel Aviv at the offices of Goldfarb Seligman & Co. ("Goldfarb"), our legal counsel, with the Conduit team, including Mr. Shilo, Mr. Erez, Mr. Bilczyk, Mr. Eisenberg, Mr. Wine, Mr. Roy Gen, Conduit's Chief Financial Officer, attorneys from Meitar Liquornik Geva Leshem Tal ("Meitar"), Conduit's legal counsel, a representative from Allen & Co., Conduit's financial advisor, and representatives from Ernst & Young, Conduit's tax advisors and independent auditors. Representing us were Mr. Mandelbaum, Mr. Yacov Kaufman, our Chief Financial Officer, and Ms. Limor Gershoni Levy, our General Counsel, as well as attorneys from Goldfarb and representatives of an investment bank that we were considering to retain as our financial advisor.

Mr. Wine presented an overview of the ClientConnect business, and Mr. Mandelbaum presented an overview of Perion. The participants discussed the structure of the proposed transaction, its tax implications, the process to obtain the Tax Ruling and the financial statements of the ClientConnect business, among other things.  The group devised a tentative timeline consisting of multiple tracks that would enable the Share Purchase to be consummated shortly after the planned consummation of the Split on December 31, 2013.

Over the course of May 27-30, 2013, Mr. Mandelbaum updated the members of our Board of Directors regarding the discussions, responded to their questions and received their input.

On May 29, 2013, Mr. Mandelbaum held a dinner meeting with Mr. Erez and Mr. Bilczyk to get to know each other better and discuss their respective businesses, as well as organizational and process-related issues.

During the week of June 2, 2013, during the course of an investor conference in New York City, Messrs. Mandelbaum and Kaufman interviewed five investment banks, ultimately deciding to retain UBS Securities LLC ("UBS").

For several weeks commencing on June 9, 2013, each party conducted business and financial due diligence on the other party.  We proposed that the exchange ratio for the Share Purchase be set at 75:25, meaning that following the Closing, the ClientConnect shareholders and option holders would hold 75% of the Perion Shares and our pre-Closing shareholders and option holders would hold 25% of the Perion Shares, on a diluted basis. Conduit argued for an exchange ratio of 85:15.

On June 21, 2013, Meitar delivered a draft term sheet for the proposed transaction.

On July 4, 2013, the financial advisors and legal advisors of both parties held a telephonic meeting to discuss matters relating to the transaction structure and the draft term sheet.

On July 8, 2013, the representatives of Perion and Conduit and their respective legal counsels held a meeting at the offices of Meitar in Ramat Gan to discuss unresolved matters relating to the draft term sheet.

Also on July 8, 2013, we decided to retain Somekh Chaikin, an Israeli accounting firm affiliated with KPMG International Cooperative ("KPMG"), to conduct tax and accounting due diligence with respect to the proposed transaction.

On July 9, 2013, there was a media report in Israel regarding a potential transaction involving us and Conduit. Based on our corporate policy not to respond to rumors and the advice of our financial and legal advisors, we determined not to issue a press release regarding the status of negotiations regarding the potential acquisition.

On July 11, 2013, our Board of Directors held a telephonic meeting.  Mr. Mandelbaum presented an overview of the ClientConnect business, the background of the discussions with Conduit, the financial terms of the proposed transaction and advantages that it offers Perion.  Representatives of Goldfarb explained various legal issues relating to the proposed transaction, including the fiduciary duties of the directors, potential conflicts of interest and the structure of the proposed transaction. The Board of Directors authorized the continuation of negotiations and the execution of the term sheet and designated certain directors who undertook to make themselves available to advise management on the negotiations.

On July 17, 2013, the final open issues were resolved between the parties, including an exchange ratio of 81:19, and we executed the non-binding term sheet with Conduit. The non-binding term sheet provided that the proposed transaction was subject to mutual legal, financial and business due diligence (including our review of the agreements relating to the Split) and the completion of definitive agreements to the satisfaction of both parties.

On July 22, 2013, Mr. Shilo, Mr. Gen, Mr. Erez and Mr. Bilczyk met with Mr. Mandelbaum and Mr. Kaufman to discuss and agree on the transaction process and timing up until signing and through closing, as well as a general alignment on messaging given the media reports about the proposed transaction.  In addition, certain personnel matters and business issues were discussed.

On July 28, 2013, our Board of Directors held a telephonic meeting, together with certain members of management and representatives of Goldfarb, and received an update on the transaction process. Though not mandatory under applicable law, the Board of Directors formalized the creation of a transaction committee to meet between meetings of the full Board of Directors to advise on the negotiations (the "Transaction Committee").  Mr. Gelman was appointed Chairman of the Transaction Committee and Ms. Tamar Gottlieb and Mr. David Jutkowitz were appointed as the other members. The Board of Directors retained the final authority to approve any transaction.

On August 2, 2013, Goldfarb delivered a draft Share Purchase Agreement for the proposed transaction. Multiple meetings were subsequently held between the respective legal counsels to the parties and drafts of the Share Purchase Agreement and the other transaction agreements were exchanged.

On August 11, 2013, Mr. Shilo, Mr. Erez, Mr. Bilczyk, Mr. Gen and Mr. Wine met with Mr. Mandelbaum, Mr. Kaufman, Mr. Mark Ziering, our VP of Corporate Development, and Mr. Shai Gottesdiener, our Chief Technology Officer, to discuss certain business issues and due diligence matters.

On August 12, 2013, we entered into a search distribution partnership with Conduit.

On August 16 and 29, 2013, our Transaction Committee held telephonic meetings together with certain members of management and representatives of UBS and Goldfarb to formulate our position on principal negotiating points and to discuss other aspects of the proposed transaction.

On August 27, 2013, we decided to retain RBC Capital Markets, LLC ("RBC") to render a fairness opinion to our Board of Directors in connection with the proposed transaction.

On September 1 and 10, 2013, representatives of Perion and Conduit and their respective legal counsels met to discuss unresolved issues in the transaction agreements. A follow-up conference call was held on September 11, 2013.

On September 14, 2013, representatives of Perion and Conduit met and resolved the final issues in the transaction agreements.

 On September 15, 2013, our Board of Directors held a meeting to consider the final terms of the proposed transaction.  Also present were certain members of management and representatives of UBS, RBC, KPMG and Goldfarb.  Representatives of UBS presented an overview of the transaction, its rationale, key considerations, market perspectives and the lock-up arrangements that would apply to the New Shares. Representatives of Goldfarb presented a summary of the various documents relating the proposed transaction, discussed various legal issues and reviewed the various proposed resolutions of the Board of Directors. Ms. Gershoni Levy summarized the legal due diligence findings.  Representatives of KPMG summarized the tax and accounting due diligence findings.  Representatives of RBC presented a financial analysis of the proposed transaction and rendered to the Board of Directors an oral opinion (which was subsequently confirmed in writing on September 16, 2013) to the effect that, as of such date, based upon and subject to the factors and assumptions made, procedures followed, matters considered and limits of the review undertaken by RBC set forth therein, the exchange ratio was fair from a financial point of view to our shareholders. After an explanation of the matters relating to director and officer compensation related to the proposed transaction and the requirement of Israeli law for approval thereof by our Compensation Committee, as well as the resulting requirement of Israeli law for approval of the proposed transaction by our Audit Committee, the meeting of the Board of Directors was temporarily adjourned.

At this time, our Compensation Committee held a meeting, together with representatives of Goldfarb. Following a discussion of the proposed matters relating to D&O insurance, D&O indemnification agreements and equity grants to certain executive officers, taking into account various factors set forth in the Companies Law, the Compensation Committee unanimously approved such matters and unanimously recommended that the Board of Directors approve them, as well.

Our Audit Committee then held a meeting, together with representatives of Goldfarb.  Following a discussion of various aspects of the transaction, including the conflicts of interests of certain officers and directors, the Audit Committee unanimously determined that it is in the best interests of Perion and its shareholders to enter into the Share Purchase Agreement, unanimously voted to adopt resolutions approving, among other things, the Share Purchase Agreement, the Share Purchase and the other transactions contemplated thereby, and unanimously recommended that the Board of Directors approve the execution, delivery and performance of the Share Purchase Agreement and the consummation of the Share Purchase and the other transactions contemplated thereby.

Following the meeting of the Audit Committee, our Board of Directors reconvened for a final discussion and vote on the proposed transaction.  Mr. Mandelbaum recused himself from this meeting because his equity grant and salary are proposed to be increased as a result of the proposed transaction.  Mr. Jutkowitz, the Chairman of both our Compensation Committee and Audit Committee, reported on the votes and recommendations of each of the Compensation Committee and the Audit Committee.  All the members of the Board of Directors present at the meeting then voted to adopt resolutions:

•	approving the Share Purchase Agreement, the Share Purchase and the other transactions contemplated thereby;

•
directing management to call a meeting of our shareholders, to seek to obtain the requisite approvals and consents and to take such other actions as may be necessary to complete the Share Purchase; and

•	recommending that our shareholders approve the Share Purchase Agreement, the Share Purchase and the other transactions contemplated thereby.

On September 16, 2013, following the approval of the transaction by Conduit's Board of Directors, the parties executed the Share Purchase Agreement and other related agreements and issued a joint press release announcing the execution of the Share Purchase Agreement.

Share Purchase Agreement

The description in this Proxy Statement of the Share Purchase Agreement is subject to, and is qualified in its entirety by reference to, the Share Purchase Agreement. We have attached a copy of the Share Purchase Agreement to this Proxy Statement as Appendix A and we recommend that you read it carefully in its entirety.

Issuance of New Shares and Exchanged Options

At the Closing, each ClientConnect Share will be exchanged for that number of New Shares equal to the Exchange Ratio. The Exchange Ratio, as computed in the days preceding the execution of the Share Purchase Agreement based on information available at that time, was equal to approximately 0.2402 Perion Shares for each one ClientConnect Share.  The New Shares will be listed for trading on the NASDAQ Global Market and the Tel Aviv Stock Exchange. Effective as of the Closing, all then-outstanding ClientConnect Options, whether or not exercisable, will be exchanged for the Exchanged Options in the Options Exchange. The Exchanged Options will be subject to the same vesting schedule and the same terms and conditions, will be exercisable for that number of Perion Shares equal to the number of ClientConnect Shares set forth in the underlying ClientConnect Option multiplied by the Exchange Ratio, and the exercise price will be equal to the quotient determined by dividing the per share exercise price of the underlying ClientConnect Option by the Exchange Ratio. In addition, the remaining term of any ClientConnect Option that exceeds five years will be reduced to five years from the Closing Date.

The Exchange Ratio will be determined two business days prior to the Closing such that the former ClientConnect Shareholders together with the holders of the ClientConnect Options will constitute 81% of the Perion Shares outstanding immediately following the Closing on a Fully Diluted basis. All references to "Fully Diluted" in this Proxy Statement refer to the calculation of shares outstanding as determined by the treasury stock method, together with an adjustment for an assumed issuance of Perion Shares, at a reference price, based on the Black Scholes values of out-of-the-money Perion Options and ClientConnect Options. The reference price of the Perion Shares for such calculations will be the 30-day trailing volume weighted average price per share of the Perion Shares on NASDAQ prior to the second business day immediately prior to the Closing. The full text of the Exchange Ratio formula is included as part of Appendix A to this Proxy Statement and is incorporated herein by reference.

New RSUs

Following the Closing, we will grant an aggregate of 983,500 New RSUs to certain key employees of ClientConnect and Perion to encourage their continued employment with us.  We also propose to grant to our Chief Executive Officer 200,000 RSUs on the date of the Meeting and 232,400 RSUs following the Closing, subject to shareholder approval, as described in Proposal 4 below.

SEC Registration

Prior to Closing or within 30 days after Closing, we undertook to register the New Shares issuable upon exercise of the Exchanged Options and upon conversion of the New RSUs by filing with the SEC a registration statement on Form S-8 and to use commercially reasonable efforts to maintain the effectiveness of the registration statement for so long as such Exchanged Options or New RSUs remain outstanding.

Pursuant to the terms of the Registration Rights Undertaking, as soon as practicable following the filing of our Annual Report on Form 20-F for the 2013 fiscal year (and in any event within the earlier of (i) thirty days following the filing of such annual report and (ii) one hundred and fifty days following the Closing), we are required to file a registration statement on Form F-3 covering the resale of New Shares issued at Closing held by any person whose resale of such shares would otherwise be subject to volume limitations under Rule 144, without derogating from the Tax Lock-up and the Contractual Lock-up.  For more information about the Registration Rights Undertakings, see "Agreements Related to the Share Purchase – Registration Rights Undertakings".

Lock-up Arrangements

Pursuant to Schedule 5.1(b) to the Share Purchase Agreement, which will be binding upon all the ClientConnect Shareholders by virtue the Court Approval, the ClientConnect Shareholders will be subject to lock-up arrangements (the “Contractual Lock-up”) pursuant to which each of them will not be permitted to sell, offer to sell, grant any option to purchase or otherwise transfer or dispose of (each, a "transfer") any of the New Shares issued to such ClientConnect Shareholder at the Closing during an initial period of one hundred eighty one (181) days following the Closing and will be subject to conditional transfer restrictions set forth below. The Contractual Lock-up will not apply to the Perion Shares issued upon exercise of the Exchanged Options. The full text of these lock-up arrangements is included as part of Appendix A to this Proxy Statement and is incorporated herein by reference.

Commencing at the end of such initial period through the subsequent period ending on the day which is seven hundred thirty (730) days following the Closing Date, each ClientConnect Shareholder will be permitted to transfer up to ten percent (10%) of such shareholder's New Shares.

The Contractual Lock-up contains certain relaxations of the restrictions on transfers of the New Shares during such subsequent period, such that each ClientConnect Shareholder may be able to transfer a greater number of New Shares based upon the market price of the Perion Shares, as follows:

•
If the prevailing market price of the Perion Shares (defined as the closing price on NASDAQ for any consecutive ten trading day period following the Closing Date) is equal to or greater than $15.00 per share (as appropriately adjusted for any stock splits, cash dividends, stock dividends, combinations, recapitalizations or the like) for any ten consecutive trading days beginning at any time after the Closing Date, then each ClientConnect Shareholder may transfer up to an aggregate of thirty-three percent (33%) of the New Shares issued to such shareholder (including any New Shares previously transferred by such shareholder);

•
If the prevailing market price of the Perion Shares is equal to or greater than $18.50 per share (as appropriately adjusted as aforesaid) for any ten consecutive trading days beginning at any time after the Closing Date, then each ClientConnect Shareholder may transfer up to an aggregate of sixty seven percent (67%) of the New Shares issued to such shareholder (including any New Shares previously transferred by such shareholder); and

•
If the prevailing market price of the Perion Shares is equal to or greater than $22.00 per share (as appropriately adjusted as aforesaid) for any ten consecutive trading days beginning at any time after the Closing Date, then each ClientConnect Shareholder may transfer up to an aggregate of one hundred percent (100%) of the New Shares issued to such shareholder (including any New Shares previously transferred by such shareholder).

In order to monitor the transfer restrictions under the Tax Lock-up and the Contractual Lock-up, the New Shares will be deposited with one or two U.S. brokerage firms (with an office in Israel) selected by ClientConnect Shareholders holding a majority of the New Shares then held (the "Majority Holders"), provided that a ClientConnect Shareholder that is an investment fund may deposit its New Shares with a different brokerage firm that undertakes to ensure compliance with the Contractual Lock-up. We and the Majority Shareholders will jointly select, and may replace from time to time upon mutual consent, a reputable U.S. investment bank that is familiar with us and the trading of our shares (the "Banker") as an advisor with respect to the Contractual Lock-up, provided that such election may be terminated by either us or the Majority Holders. The initial investment banker as of the Closing Date will be UBS Securities LLC.

Notwithstanding the foregoing: (i) no ClientConnect Shareholder will be permitted to transfer more than an aggregate of thirty-three percent (33%) of such shareholder’s "unlocked" Perion Shares in any consecutive four-week period during the period of the Contractual Lock-up; and (ii) the Contractual Lock-up will not apply in a tender offer for Perion Shares or in a private transfer of Perion Shares where the transferee agrees in writing to be bound to the Contractual Lock-up. In addition, the Banker, from time to time, may determine to relax transfer restrictions under the Contractual Lock-up, for the benefit of all of the ClientConnect Shareholders on an equal basis.

At any time following the closing of a public offering by us in which New Shares of ClientConnect Shareholders who are entitled to "piggyback registration rights" pursuant to Section 3 of the Registration Rights Undertaking with respect to such offering are in fact included in such offering, the New Shares sold in such offering and the New Shares held by any ClientConnect Shareholder that is not entitled to such piggyback registration rights will be released from the Contractual Lock-up.

Upon the occurrence of any person (excluding any ClientConnect Shareholder or any person who is subject to transfer restrictions identical to those of the Contractual Lock-up) becoming the beneficial owner of 24.9% or more of the outstanding Perion Shares or at such time as the total number of New Shares held by all ClientConnect Shareholders constitutes less than 20% of the outstanding Perion Shares, the Contractual Lock-up will be released.

Finally, upon the occurrence of any issuance of Perion Shares or securities convertible into Perion Shares in connection with (x) an acquisition by us of any business, company or assets, or (y) a private placement of Perion Shares, that are not subject to more strict or identical transfer restrictions as provided under the Contractual Lock-up, in which the aggregate number of Perion Shares issued (after giving effect to the conversion of all convertible securities issued or issuable thereunder and assuming that all milestones and conditions for issuance thereunder are fulfilled) constitutes 10% or more of the outstanding Perion Shares as of immediately prior to such issuance, the transfer restrictions under the Contractual Lock-up will be further relaxed to be no more restrictive (both in volume and period) than the transfer restrictions imposed on the Perion Shares issued in such issuance.

The Contractual Lock-up is in addition to the Tax Lock-up (as described under "Share Purchase Agreement—Tax Matters") and the Lock-up Agreement of our Chief Executive Officer (as described under "Agreements Related to the Share Purchase—Executive Lock-up Agreement").

Representations and Warranties

The Share Purchase Agreement has been described in and attached to this Proxy Statement to provide shareholders with information regarding its terms, and it is not intended to provide any other factual information about our company. The Share Purchase Agreement contains representations and warranties made by Conduit and ClientConnect to us and representations and warranties made by us to Conduit and ClientConnect.  The representations, warranties and covenants contained in the Share Purchase Agreement were made only for purposes of such agreement and as of the specific dates therein, were solely for the benefit of the parties, and may be subject to limitations agreed upon by the parties, including being qualified by confidential disclosures exchanged between the parties in connection with the execution of the Share Purchase Agreement. The assertions contained in certain of those representations and warranties were made solely for the purpose of allocating risk between the parties, rather than establishing matters of fact.  Certain of our representations and warranties are required to be true as of specific dates, including as of the Closing Date, and we are required to take certain action necessary to ensure such representations and warranties are accurate at the Closing Date.  Moreover, to the extent that any representation or warranty may not be entirely accurate as of the Closing Date, it may be subject to qualifications and limitations agreed by the parties and to a contractual standard of materiality or material adverse effect.  Shareholders are not third party beneficiaries under the Share Purchase Agreement and should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of Conduit, ClientConnect or us or any of our respective subsidiaries or affiliates. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Share Purchase Agreement, which subsequent information may or may not be fully reflected in our public disclosures.

Conduit and ClientConnect made a number of representations and warranties to us relating to, among other things:

•	Conduit's and ClientConnect's corporate organization, valid existence and similar corporate matters;

•	ClientConnect's charter documents and the accuracy and completeness of all books and records;

•	ownership of the ClientConnect Shares and the ClientConnect Options;

•
Conduit's and ClientConnect's corporate power and authority to execute and deliver the Share Purchase Agreement and to perform and consummate the Share Purchase and the other transactions contemplated thereby;

•
Conduit's and ClientConnect's Boards of Directors have approved the Split, the Split Agreement, the Share Purchase Agreement, the Share Purchase and the other transactions contemplated thereby, and Conduit's Board of Directors directed that the adoption of such items be submitted to the shareholders of Conduit for their consideration and recommended that their shareholders approve such items;

•	the accuracy, completeness and preparation of each of the ClientConnect Financial Statements and the Conduit Historical Financial Statements and the absence of undisclosed liabilities;

•
the absence of conflict with, termination, breach or violation of Conduit's or ClientConnect's organizational documents or any material legal requirements applicable to the ClientConnect business or any of the properties or assets primarily used in the ClientConnect business, in either case as a result of the execution and delivery of the Share Purchase Agreement and the consummation of the transactions contemplated thereby;

•
the absence of the creation of any lien on any of the properties or assets of ClientConnect or the ClientConnect business or the ClientConnect Shares as a result of the execution and delivery of the Share Purchase Agreement and the consummation of the transactions contemplated thereby;

•	governmental authorizations and regulatory filings required in order to consummate the transactions contemplated by the Share Purchase Agreement;

•
the conduct of the ClientConnect business in the ordinary course since June 30, 2013 and the absence of events or circumstances that constitute or would reasonably be expected to result in a Material Adverse Effect;

•
material contracts primarily relating to the ClientConnect business, the absence of known breaches or defaults under such contracts, that each such contract is valid, binding and enforceable, and the assignment of each such agreement relating to the ClientConnect business by Conduit to ClientConnect pursuant to the Split;

•
the absence of any pending or threatened litigation, claim, proceeding, suit,  judgment, decree, rule, injunction or order against or governmental investigation or claims against Conduit (solely with respect to the ClientConnect business) or ClientConnect or any of the assets or properties of ClientConnect or the ClientConnect business or any of the directors, officers, or employees of ClientConnect;

•	compliance with applicable law and receipt of governmental permits and licenses;

•
tax matters, liabilities for current and deferred taxes in the ClientConnect Financial Statements, withholding, granting of stock options in accordance with Section 102 of the Tax Ordinance, and material tax or other grants or incentives granted to or enjoyed by them under Israeli law;

•	no material restrictions or prohibitions on the ClientConnect business or ClientConnect;

•	employee and employee benefit matters, employment or consultancy agreements, and labor relations and labor-related litigation with respect to the employees of the ClientConnect business;

•	title to and sufficiency of properties, assets and the rights transferred by Conduit to ClientConnect pursuant to the Split or made available under the Office and Administrative Service Agreement;

•	insurance matters;

•
intellectual property matters, including licenses of intellectual property, validity and non-infringement of patents, receipt of invention assignment agreements, title and ownership of the intellectual property primarily used in the ClientConnect business and necessary to provide the services under the Transition Services Agreement, source code, open source software, privacy and personal data;

•	interested party transactions involving Conduit or ClientConnect and any of their respective officers, directors, employees, consultants, shareholders or related parties;

•	no brokers and finders’ fees payable in connection with the Share Purchase;

•	environmental matters; and

•	propriety of past payments.

We made a number of representations and warranties to Conduit and ClientConnect relating to, among other things:

•	our corporate organization, valid existence and similar corporate matters;

•	our charter documents and the accuracy and completeness of our books and records;

•	our capitalization and our options and option plans;

•	our corporate power and authority to execute and deliver the Share Purchase Agreement and to perform and consummate the Share Purchase and the other transactions contemplated thereby;

•
the approval of our Board of Directors of the Share Purchase Agreement, the Share Purchase and the other transactions contemplated thereby, directed that the adoption of such items be submitted to our shareholders for their consideration and recommended that the shareholders approve such items;

•
the documents filed by us with the SEC, the accuracy, completeness and preparation of the financial statements we have filed with the SEC, the absence of undisclosed liabilities, our internal controls and maintenance of appropriate disclosure controls, and our compliance with the listing and governance rules and regulations of NASDAQ;

•
the absence of conflict with, termination, breach or violation of (i) our organizational documents, (ii) any of our material contracts or (iii) provisions of applicable law, in each case, as a result of the execution and delivery of the Share Purchase Agreement and the consummation of the transactions contemplated thereby;

•
the absence of the creation of any lien on any of our properties, assets or Perion Shares as a result of the execution and delivery of the Share Purchase Agreement and the consummation of the transactions contemplated thereby;

•	governmental authorizations and regulatory filings required in order to consummate the transactions contemplated by the Share Purchase Agreement;

•
the conduct of our business in the ordinary course since June 30, 2013 and the absence of events or circumstances that constitute or would reasonably be expected to result in a Material Adverse Effect;

•	material contracts, the absence of known breaches or defaults under such contracts, and that each such contract is valid, binding and enforceable;

•
the absence of any pending or threatened litigation, claim, proceeding, suit,  judgment, decree, rule, injunction or order against or governmental investigation or claims against us, any of our assets or properties or any of our directors, officers, or employees;

•	compliance with applicable law and receipt of governmental permits and licenses;

•	tax matters, withholding, granting of stock options in accordance with Section 102 of the Tax Ordinance, and material tax or other grants or incentives granted to or enjoyed by us under Israeli law;

•	no material restrictions or prohibitions on us or our business;

•	employee and employee benefit matters, employment or consultancy agreements, and labor relations and labor-related litigation;

•	title to and sufficiency of assets and properties;

•	insurance matters;

•
intellectual property matters, including licenses of intellectual property, validity and non-infringement of patents, receipt of invention assignment agreements, title and ownership of our intellectual property, source code, open source software, privacy and personal data;

•	interested party transactions involving us and any of our officers, directors, employees, consultants, shareholders or related parties;

•
no brokers and finders’ fees payable in connection with the Share Purchase, and a good faith estimate of all of our fees, costs, expenses, payments, and expenditures incurred and expected to be incurred by Closing  in connection with the Share Purchase, the Share Purchase Agreement and the transactions contemplated thereby;

•	environmental matters;

•	propriety of past payments; and

•	our receipt of letters from each of Adi Soffer Teeni and Josef Mandelbaum resigning from our Board of Directors effective no later than immediately prior to the Closing.

Material Adverse Effect

Several of the representations, warranties and conditions in the Share Purchase Agreement are qualified by reference to, or are subject to, a material adverse effect standard. As used in this Proxy Statement, "Material Adverse Effect" means, with respect to any entity, any change, event, circumstance or effect (each, an "Effect") that, individually or taken together with all other Effects, and regardless of whether or not such Effect constitutes a breach of the representations or warranties made by such entity in the Share Purchase Agreement, is, or would reasonably be expected to, have a material adverse effect on the financial condition, properties, assets (including intangible assets), business or results of operations of such entity and its subsidiaries, taken as a whole, except to the extent that any such Effect is relating to or arising from:

1.
changes in general economic or political conditions whether worldwide or in any country or region in which such entity or its subsidiaries conduct business (provided that such changes do not affect such entity disproportionately as compared to other companies or businesses operating in any such country or region);

2.
changes affecting the industry generally in which such entity and its subsidiaries operate (provided that such changes do not affect such entity disproportionately as compared to other participants in such industries);

3.	changes in laws applicable such entity or any of its subsidiaries or generally accepted accounting principles ("GAAP");

4.
acts of war, armed hostilities or terrorism (other than such acts of war, armed hostilities or terrorism, or escalation or worsening thereof that cause any damage or destruction to, or render physically unusable, any facility or property of such entity or otherwise disrupt in any material manner the business or operations of such entity or its subsidiaries);

5.	with respect to us, any decline in the market price or decrease or increase in the trading volume of the Perion Shares;

6.	any failure to meet internal or published projections, forecasts, or revenue or earning predictions for any period;

7.
any litigation arising from allegations of a breach of fiduciary duty or other violation of applicable legal requirements relating to the Share Purchase Agreement or the Split or the transactions contemplated thereby, or the approval thereof;

8.
the announcement or performance of the Split Agreement, the Share Purchase Agreement and the transactions contemplated therein (including without limitation the Split, the Share Purchase and the impact thereof on relationships, contractual or otherwise, with customers, suppliers, search providers, publishers, vendors, employees or venture partners); and

9.
any action taken by Conduit or ClientConnect at the written request of or with the written consent of us, or any action taken by us at the written request of or with the written consent of Conduit or ClientConnect.

For the avoidance of doubt, the exceptions in clauses 5 and 6 above will not prevent or otherwise affect a determination that the underlying cause of such failure is a Material Adverse Effect.

Conduct of Business Prior to Closing

We have agreed that, subject to certain exceptions, from the date of the Share Purchase Agreement until the earlier to occur of the termination of the Share Purchase Agreement or the Closing (except to the extent expressly provided by the Share Purchase Agreement, the Split Agreement, applicable legal requirements or as consent to by the other parties, which will not be unreasonably withheld or delayed), each of us and our subsidiaries, Conduit (solely with respect to the ClientConnect business) and ClientConnect and each of its subsidiaries, will:

•	conduct its business in the usual, regular and ordinary course, consistent with past practice; and

•	use all commercially reasonable efforts consistent with past practice to:

o	pay and perform all debts and other obligations (including taxes) when due;

o	collect accounts receivable when due and not extend credit outside of the ordinary course of business;

o	sell its products in all material respects consistent with past practices as to license, service and maintenance terms, incentive programs, and revenue recognition;

o
keep available the services of its present current officers and key employees, and preserve its relationships with customers, suppliers, licensors, licensees, distributors and others having business dealings with it; and

o
promptly notify the other parties of any change, occurrence or event not in the ordinary course of business, or of any change, occurrence or event which, in each case, individually or in the aggregate with any other changes, occurrences and events, would reasonably be expected to be materially adverse to such party or cause any of the Closing conditions not to be satisfied.

In addition, the Share Purchase Agreement provides that, subject to certain exceptions, from the date of the Share Purchase Agreement until the earlier to occur of the termination of the Share Purchase Agreement or the Closing, each of us and our subsidiaries, Conduit (solely with respect to the ClientConnect business) and ClientConnect and each of its subsidiaries will not do, cause or permit any of the following (except to the extent expressly provided by the Share Purchase Agreement, the Split Agreement, applicable legal requirements or as consent to by us or Conduit (as applicable), which will not be unreasonably withheld or delayed):

•
(i) in our case, declare or pay any dividends on or make any other distributions in respect of any of our share capital, or split, combine or reclassify any of our share capital or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of our share capital except for exercise of outstanding options, or repurchase or otherwise acquire, directly or indirectly, any shares of our share capital except from former employees, non-employee directors and consultants in accordance with agreements providing for the repurchase of shares in connection with any termination of service, and (ii) in the case of Conduit and ClientConnect, make any stock distributions in respect of any of its share capital, or split, combine or reclassify any of its share capital or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its share capital, except for exercise of outstanding options, including as set forth in the Split Agreement and except that the Split may be effected in accordance with the Split Agreement;

•
issue, deliver, sell or authorize any shares of its share capital or securities convertible into, or other rights obligating it to issue any such shares or other convertible securities, and (i) in the case of Conduit and ClientConnect, issue Conduit Options to any ClientConnect employee other than in the ordinary course of business, in each case other than the issuance of ClientConnect Shares to the ClientConnect Shareholders in accordance with their shares of Conduit and the issuance of the ClientConnect Options in exchange for Conduit Options, all pursuant to the Split and the Split Agreement, and (ii) in our case, other than the grant of awards under our Equity Incentive Plan in the ordinary course of business and the issuance of Perion Shares pursuant to the exercise of awards under our Equity Incentive Plan;

•
enter into any contract that would constitute a material contract under the Share Purchase Agreement, or violate, terminate, amend or otherwise modify any of the material terms of any of such material contracts (other than in the ordinary course of business) provided, however, that neither party may violate, terminate, amend, or otherwise modify (including by entering into a new contract with such party or otherwise) or waive any of the material terms of any contract with a search engine provider;

•	amend the organizational documents or the organizational documents of ClientConnect, Perion or any of their respective subsidiaries;

•
hire any officers (in the case of Conduit and ClientConnect, of the ClientConnect business) on the level of vice president or above or enter into any contract with a labor union or collective bargaining agreement;

•
make any loans or advances (in case of Conduit and ClientConnect, solely with respect to ClientConnect and its subsidiaries) (other than routine expense advances to employees consistent with past practice) to, or any investments in or capital contributions to, any person, or forgive or discharge in whole or in part any outstanding loans or advances, or prepay any Indebtedness for borrowed money;

•
transfer or license from any person any rights to any intellectual property of such party, other than in the ordinary course of business consistent with past practice, or transfer or grant an exclusive license to any person any rights to any intellectual property of such party, or transfer or provide a copy of any source code of such party to any person;

•
take any action regarding a patent (or, in our case, any patent application or other intellectual property right), other than filing continuations for existing patent applications or completing or renewing registrations of existing patents (and, in our case, domain names, trademarks or service marks) in the ordinary course of business;

•
sell, lease, license or otherwise dispose of any of its properties or assets, or enter into any contract with respect to the foregoing, other than sales, leases, nonexclusive licenses or other dispositions of products and services in the ordinary course of business consistent with past practice;

•	incur any indebtedness for borrowed money or guarantee any such indebtedness;

•
(i) in the case of ClientConnect, incur or make any capital expenditures, capital additions or capital improvements, other than in the ordinary course of business and exceeding $2,000,000 and (ii) in our case, incur or make any capital expenditures, capital additions or capital improvements, other than in the ordinary course of business and exceeding $500,000;

•	materially change the amount of any insurance coverage other than, with respect to Conduit and us, directors and officers liability insurance;

•
except in each case as required pursuant to the Share Purchase Agreement, the Split Agreement or under applicable legal requirements, (i) pay or accrue any special bonus or special remuneration outside the ordinary course of business to any key employee or (ii), in our case, adopt or amend any employee incentive plan;

•
(i) commence a lawsuit other than (A) for the routine collection of bills, (B) in such cases where such party in good faith determines that failure to commence suit would result in the material impairment of a valuable aspect of its business (provided that it consults with the other party prior to the filing of such a suit), or (C) for a breach of the Share Purchase Agreement or (ii) settle or agree to settle any pending or threatened lawsuit or other dispute in an amount greater than $2,000,000 in the case of Conduit and $250,000 in our case;

•
acquire or agree to acquire by merging or consolidating with, or by purchasing a substantial portion of the assets of, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof, or otherwise acquire or agree to acquire any assets which, in the case of the ClientConnect business, that are material, individually or in the aggregate to the ClientConnect business, or enter into any contract with respect to a joint venture, strategic alliance or partnership which, in the case of the ClientConnect business, are not in the ordinary course of business consistent with past practice;

•	enter into any agreement for the purchase, sale or lease of any real property;

•
other than in the ordinary course of business consistent with past practice, place or allow the creation of any encumbrance (other than a permitted encumbrance) on any of its properties (in the case of Conduit and ClientConnect, primarily used in the ClientConnect business);

•	change the manner in which it provides warranties, discounts or credits to customers of its business;

•	enter into any contract in which any officer or director (or, in the case of ClientConnect, a ClientConnect Shareholder) or any member of their immediate families has a personal interest;

•	in the case of Conduit and ClientConnect, amend the Split Agreement or waive any rights thereunder on behalf of ClientConnect; and

•	agree, resolve or commit to take any of the actions described above.

Restrictions on Solicitations of Other Offers

The Share Purchase Agreement provides for a mutual non-solicitation provision under which we, on the one hand, and Conduit and ClientConnect, on the other hand, agreed that upon execution of the Share Purchase Agreement each party and its respective subsidiaries and officers, directors, employees, and representatives will immediately cease and terminate all existing activities, discussions or negotiations with other third parties regarding any proposal that constitutes, or could reasonably be expected to lead to, any Takeover Proposal (as defined below) with respect to such company or business. We, on the one hand, and Conduit and ClientConnect, on the other hand, also agreed to use best efforts to obtain the prompt return or destruction of any confidential information previously furnished to such third parties with respect thereto within twelve months prior to the date of the Share Purchase Agreement. In addition, the Share Purchase Agreement provides that no party nor any of its respective subsidiaries, officers, directors, investment bankers, attorneys or other agents, advisors or representatives will directly or indirectly:

•	solicit, initiate, seek or knowingly encourage the making, submission, or announcement of any Takeover Proposal with respect to such company or business;

•	furnish any information in connection with or in response to a Takeover Proposal with respect to such company or business;

•	continue or otherwise engage or participate in any discussions or negotiations with respect to a Takeover Proposal with respect to such company or business;

•	approve, endorse or recommend any Takeover Proposal with respect to such company or business (except in our case, in connection with a Change of Recommendation (as defined below)); or

•	enter into any letter of intent, arrangement, agreement or understanding, written or oral, relating to any Acquisition Transaction with respect to such company or business;

provided, however, that this will not prohibit our Board of Directors, prior to obtaining our shareholder approval, from furnishing information regarding us or any of our subsidiaries to, or entering into or participating in discussions or negotiations with, any person making a Takeover Proposal with respect to Perion in response to an unsolicited, bona fide Takeover Proposal that, in the view of the our Board of Directors, constitutes or would reasonably be expected to result in a Superior Offer if (1) such Takeover Proposal did not result from a breach of our non-solicitation obligations under the Share Purchase Agreement, (2) prior thereto we have given Conduit the required notice discussed below, (3) we furnish any nonpublic information provided to the maker of the Takeover Proposal only pursuant to a confidentiality agreement between us and such person containing customary terms and conditions that in the aggregate are not materially less restrictive than those contained in our confidentiality agreement with Conduit, and (4) with respect to any nonpublic information provided to such person which was not previously provided to Conduit, such information is simultaneously provided to Conduit.

We, on the one hand, and Conduit and ClientConnect, on the other hand, are obligated to provide immediate written notice, and in no event later than forty-eight hours after the receipt of any Takeover Proposal with respect to such company or business, to the other party regarding such Takeover Proposal, including the material terms and a copy thereof, including all documents and other material available to us in connection with such Takeover Proposal. We, on the one hand, and Conduit and ClientConnect, on the other hand, are obligated to keep the other party informed on a prompt basis with respect to any change to the terms of any such Takeover Proposal and any material developments and any additional documents provided by the third party making the Takeover Proposal (and in no event later than forty-eight following any such change, development or receipt of such additional documents).

In addition, the Share Purchase Agreement provides that neither our Board of Directors, except as set forth below, nor the Board of Directors of either Conduit or ClientConnect will (i) withhold, withdraw, qualify, or modify, or publicly propose to withhold, withdraw, qualify, or modify, the approval or recommendation by the respective board of directors of the Share Purchase Agreement in a manner adverse to the other party or make any statement, filing or release, in connection with, in our case, obtaining the requisite shareholder approval or, in the case of Conduit and ClientConnect, the Court Approval, or otherwise, inconsistent with the recommendation by such party's respective board of directors, (ii) approve, endorse, or recommend, any Takeover Proposal with respect to such company or business (any of the foregoing set forth in clauses (i) and (ii), a "Change of Recommendation" of the board of directors of such company or business, as applicable) or (iii) enter into a written definitive agreement providing for an Acquisition Transaction (as defined below), with respect to such company or business.  At our request, in the event of any publicly known Takeover Proposal with respect to ClientConnect or the ClientConnect business, the Board of Directors of Conduit shall issue an announcement or statement reaffirming and confirming the Conduit recommendation and stating that this announcement or statement is provided after taking into account such Takeover Proposal.  Subject to the below paragraph, at the request of Conduit, in the event of any publicly known Takeover Proposal with respect to Perion, our Board of Directors is required to issue an announcement or statement reaffirming and confirming its recommendation and stating that this announcement or statement is provided after taking into account the Takeover Proposal with respect to Perion.

Notwithstanding the foregoing, at any time prior to the receipt of our shareholder approval, our Board of Directors may (i) effect a Change of Recommendation in respect of a Takeover Proposal with respect to Perion and/or (ii) if it elects to do so in connection with or following a Change of Recommendation by us, terminate the Share Purchase Agreement in order to simultaneously enter into a written definitive agreement providing for an Acquisition Transaction with respect to Perion, if all of the following conditions have been met:

•	a bona fide unsolicited written Takeover Proposal with respect to Perion is made in writing to us by a third party and such offer is not withdrawn;

•	our Board of Directors determines that such offer constitutes a Superior Offer;

•	we are not and have not been in breach of our non-solicitation obligations under the Share Purchase Agreement;

•	we provide Conduit five business days prior written notice of our intention to take such action, which notice will include the information with respect to such Superior Offer;

•
we will have negotiated during the five business day notice period with Conduit and ClientConnect in good faith regarding the making of any adjustments to the terms and conditions of the Share Purchase Agreement; and

•
at the end of the period described above, our Board of Directors again makes the determination in good faith after consultation with outside legal counsel and a reputable international financial advisor (after taking into account any adjustments of modifications to the terms of the Share Purchase Agreement proposed by Conduit and ClientConnect) that such Takeover Proposal continues to be a Superior Offer and that failure to approve a Change of Recommendation would constitute a breach of its fiduciary duties under applicable law.

Regardless of whether a party's board of directors effectuates a Change of Recommendation, such party will, and will cause its subsidiaries and representatives to, continue to be committed to cause the consummation of the transactions contemplated by the Share Purchase Agreement and will not be released from any obligations under the Share Purchase Agreement unless and until the Share Purchase Agreement is terminated in accordance with its terms.

Nothing contained in the Share Purchase Agreement will prohibit us from (i) disclosing to our shareholders a position contemplated by Rules 14d-9 and 14e-2(a) promulgated under the Securities Exchange Act of 1934, (ii) making any disclosure to our shareholders if our Board of Directors has reasonably determined in good faith, after consultation with outside legal counsel, that the failure to do so would be inconsistent with any applicable legal requirements, or (iii) complying with our disclosure obligations under any legal requirements, provided that the foregoing shall not, in itself, constitute a Change of Recommendation by us, or (iv) making a Change of Recommendation to the extent that our Board of Directors determines in good faith, for reasons not related to the receipt of an Acquisition Proposal with respect to Perion, after consultation with our outside legal counsel, that the failure of our Board of Directors to effect a Change of Recommendation would be inconsistent with the directors' fiduciary duties under applicable legal requirements.

As used in this Proxy Statement, the term "Acquisition Transaction" means, with respect to Perion or ClientConnect or the ClientConnect business, as applicable, any offer or proposal by any person concerning any (i) merger, consolidation, other business combination, restructuring, recapitalization, exchange, reclassification or any other transaction, pursuant to which or as a result of which such person (or the shareholders of such person) would own 20% or more of the consolidated assets, revenues or net income of such company or business, (ii) sale, lease, assignment, license or other disposition directly or indirectly by merger, consolidation, business combination, share exchange, joint venture or otherwise, of assets representing 20% or more of the consolidated assets, revenues or net income of such company or business, (iii) issuance or sale or other disposition (including by way of merger, consolidation, business combination, share exchange, joint venture or similar transaction) of equity interests representing 20% or more of the voting power of such company or business, (iv) transaction or series of transactions in which any person (or the shareholders of such person) would acquire beneficial ownership or the right to acquire beneficial ownership of equity interests representing 20% or more of the voting power of such company or business or (v) any combination of the foregoing.

As used in this Proxy Statement, the term "Takeover Proposal" means, with respect to Perion or ClientConnect or the ClientConnect business, as applicable, any written or oral offer, proposal or indication of interest received from any party (other than a party to the Share Purchase Agreement) providing for any Acquisition Transaction with respect to such company or business, including any renewal or revision to such a previously made offer, proposal or indication of interest.

As used in this Proxy Statement, the term "Superior Offer" means a bona fide written Takeover Proposal with respect to Perion (for purposes of this definition, replacing all references in such definition to twenty percent (20%) with fifty percent (50%)) that our Board of Directors or any committee thereof determines, in good faith, after consultation with outside legal counsel and a financial advisor (i) is on terms that are more favorable from a financial point of view to our shareholders than the Share Purchase and the transactions contemplated by the Share Purchase Agreement after taking into account all of the terms and conditions of such proposal and (ii) is likely to be completed, in each of the cases of clause (i) and (ii), taking into account all financial, regulatory, legal and other aspects of such Takeover Proposal (including the timing and likelihood of consummation thereof).

Non-Competition

Subject to certain exceptions, from the Closing Date and for a thirty-month period thereafter, without our prior written consent Conduit will not, and will cause its subsidiaries not to:

•
enter into, participate or engage, directly or indirectly, in the development, marketing or sale of Toolbar Platforms, standalone Search Protects, Value Apps or Download Managers, as such products are defined below (the "Field of Business");

•
engage in selling or proxying internet search feeds or search pages to third-party products, unless we serve as the search partner for such activities and such services will be provided on commercial terms and conditions which are the most favorable terms and conditions for similar services of ours, at any time and from time to time after the Closing Date; or

•	promote or assist, financially or otherwise, any person engaged in the Field of Business;

provided that this will not prevent Conduit from holding passive investments in any investment fund that holds securities or makes any other financial or other investment in any company engaged in the Field of Business:

•
Toolbar Platform: A cloud-based toolbar and app generation platform, which allows for the creation, implementation and administration of web browser toolbars for distribution by publishers to targeted audiences. The Toolbar Platform includes, without limitation, software applications and tools that provide comprehensive solutions for the full customization of toolbar GUI, features and services, through a user friendly online drag and drop system and additional features or services (such as a search box, home page takeover, value apps) that may be provided therein or in connection thereto.

•
Search Protect: Standalone software, which protects the end user’s browser’s settings. Search Protect is designed to the end user to maintain its selected browser settings and to prevent third-party software downloads from changing them.

•	Value Apps: Conduit’s and third party’s applications, services and offers aggregation and optimization tool, which is offered as a toolbar feature or as a standalone software to end users.

•
Download Manager: An installer that provides an end user with the ability to download and install a toolbar and, if available, Additional Offers via a single process. "Additional Offers" refers to any third party content features or services that are presented to end users as part of the Download Manager or in connection thereto.

Tax Matters

The Share Purchase will not be a tax event for our shareholders because it will not result in the disposition of their Perion Shares.

With respect to Conduit and its shareholders, each of the Split and the Share Purchase transactions is expected to be effected as a restructuring pursuant to the Tax Ruling under Sections 105 and 103T, respectively, of the Tax Ordinance. Pursuant to Sections 105 and 103T, and the Tax Ruling, the tax events related to the Split and the Share Purchase transactions, with respect to Conduit and its shareholders, will be deferred until the sale of the New Shares by any holder thereof, the sale of ClientConnect Shares by us, or the sale of assets of ClientConnect.

Conduit, ClientConnect and we have undertaken to use our commercially reasonable efforts to obtain the Tax Ruling (and additional approvals or rulings, to the extent required) confirming, among others, that:

(i)	the Split will be treated as a tax-deferred restructuring pursuant to Section 105 of the Tax Ordinance;

(ii)	the Share Purchase will be treated as a tax-deferred merger pursuant to Section 103T of the Tax Ordinance;

(iii)
the exchange of the ClientConnect Options for the Perion Options at the Closing (the "Options Exchange") will not result in a requirement for an immediate Israeli tax payment (or any tax withholding by us), until such time as (x) any such Perion Option is exercised or (y) in the case of Perion Options which are part of a plan under Section 102 of the Tax Ordinance, until the actual sale of the underlying Perion Shares by the holder thereof or their release from the trustee of such plan (the "Section102 Trustee"), in accordance with the terms of such ruling;

(iv)	with respect to such ClientConnect Options subject to Section 102 of the Tax Ordinance, that the requisite two-year holding period will not be restarted as a result of the Options Exchange; and

(v)	the transfer of severance funds of ClientConnect employees from Conduit to ClientConnect will not constitute a tax event.

The Tax Ruling may be subject to customary conditions regularly associated with such a ruling and may contain such provisions, terms and conditions as the Israeli tax authorities may prescribe, which may be different from those detailed above.

Under Sections 105 and 103T, and the expected Tax Ruling, each of Conduit, ClientConnect, Conduit, the ClientConnect Shareholders and us, will be required to comply with various restrictions for the period ending on December 31, 2015, including the following:

•
each of Conduit and ClientConnect may not sell a majority of its assets (as defined in the Tax Ordinance) and such assets must be put to reasonable use under the circumstances in the course of its business;

•	each of Conduit and ClientConnect must continue the principal business activities that Conduit was engaged in during the two years preceding the Split;

•	there may be no transfers of cash or other consideration, granting of guaranties or any other activities between Conduit and ClientConnect outside the ordinary course of business;

•
subject to certain exceptions detailed below, shareholders of Conduit (and ClientConnect) are required to retain their same respective interests in Conduit as they had in Conduit prior to the Split, and are also required to maintain their same respective interests in us as they will be immediately following the Closing. According to the requested Tax Ruling, this restriction would apply only to certain controlling shareholders of Conduit. For this purpose, a controlling shareholder means any person who, directly or indirectly, holds 5% or more of the outstanding shares of a company, 5% or more of the voting rights in a company, the right to receive 5% or more of the assets of a company upon liquidation or the right to appoint at least one director;

•	subject to certain exceptions detailed below, we are required to maintain our interests in ClientConnect as they will be immediately following the Closing; and

•
subject to certain exceptions detailed below, our controlling shareholders at the time of the Closing are required to retain their same respective interests in us as they will be immediately following the Closing. According to the requested Tax Ruling, this restriction would apply only to our controlling shareholders who will remain controlling shareholders immediately after the Closing.  Based on our current shareholder base, these restrictions would not apply to any of our current shareholders.

Nevertheless, the following transactions will not be deemed prohibited changes in ownership, provided that each of the controlling shareholders of Conduit, with respect to their respective interests in Conduit, each of the controlling shareholders of the Company, if any, with respect to their respective interests in the Company, and the Company, with respect to our interest in ClientConnect, retain ownership of at least 51% of the applicable interests:

•
the sale of up to 10% of the restricted interests in Conduit, ClientConnect or the Company to a person who was not a security holder of the relevant company prior to the Split and the Share Purchase transactions;

•
the issuance of shares of Conduit, ClientConnect or the Company in a private placement to any single person (or a group of related persons) of up to 25% of the relevant company’s outstanding shares, measured prior to the issuance, provided such person (or persons) was not a security holder of the relevant company prior to the Split and the Share Purchase transactions;

•	a public offering of Conduit, ClientConnect or the Company pursuant to which the offered shares will be listed on a stock market; or

•	an involuntary sale, such as by inheritance or in liquidation.

In the event of a violation of the restrictions of Sections 105 and 103T and the expected Tax Ruling by any person that is subject to the above restrictions, including by Conduit, by ClientConnect or by the Company, Conduit, its shareholders and ClientConnect could be subject to tax on any gains derived from the Split and the Share Purchase transactions, which would otherwise be deferred under Sections 105 and 103T and the expected Tax Ruling.

Accordingly, in order to satisfy the condition of the Tax Ruling set forth above regarding the holdings of certain controlling shareholders of Conduit, until December 31, 2015, certain controlling shareholders of Conduit, who following the Split will hold, in the aggregate, approximately 48.5% of the ClientConnect Shares, and following the Share Purchase will hold, in the aggregate, approximately 39.4% of the outstanding Perion Shares, will only be permitted to sell up to 10% of their Perion Shares (the "Tax Lock-up").

In order to ensure compliance with the Tax Lock-up and the Contractual Lock-up, the New Shares to be issued at the Closing will be held by a broker for the duration of the period of the Tax Lock-up and the Contractual Lock-up, as applicable.  If the Tax Lock-up is breached by any Conduit shareholders, they will be required to indemnify the injured parties for the damages caused by such breach.  Each of Conduit, ClientConnect and the Company has undertaken to indemnify the other parties and their respective affiliates for any damages caused to them by its actions that breach the foregoing restrictions.

Court Approval

As promptly as practicable after the execution and delivery of the Share Purchase Agreement, Conduit is required prepare and submit to the Court a first motion to convene, in the manner and content set forth in the Companies Law and the regulations promulgated pursuant to Sections 350 and 351 of the Companies Law (the "Arrangement Regulations") and as ordered by the Court, shareholders meetings for the approval of the terms and conditions of an arrangement among Conduit and its shareholders, including the Split, the Share Purchase and the other transactions contemplated by the Split Agreement and by the Share Purchase Agreement (collectively, the "Arrangement"), by a majority of the shareholders of Conduit representing at least seventy-five percent (75%) of the shares voting on the matter or as otherwise ordered by the Court (the "Section 350 Voting Approval"). Conduit, through the Conduit Board of Directors, is required to recommend to its shareholders the approval of the Share Purchase Agreement and the Arrangement (the "Conduit Recommendation").  Conduit is required to comply with all applicable requirements of the Companies Law, the Arrangement Regulations and the Court.  Conduit undertook to use commercially reasonable best efforts to solicit from Conduit shareholders proxies in favor of the approval of the Arrangement. The parties plan to rely upon the Court Approval for the purpose of qualifying the issuance of New Shares for the Section 3(a)(10) exemption from the registration requirements of the Securities Act. Accordingly, following the approval of the Arrangement by the Conduit shareholders, the Court will hold a hearing on the fairness of the Arrangement regardless of whether or not any objections to the Arrangement shall have been raised. The Court Approval is also expected to include an exemption from the requirement for Perion to publish a prospectus under Israeli law in connection with the issuance of the New Shares.

We agreed to assist with all activities with respect to the preparation and filing of the motions with respect to the Court Approval and all other documents prepared with respect to the Arrangement as may be requested by Conduit. We agreed to promptly provide to Conduit all such information concerning our business and financial statements and affairs as reasonably may be required or appropriate for inclusion in any motions to be filed in connection with the Arrangement.

On September 17, 2013, Conduit filed the first motion with the Court seeking approval of the Arrangement.

On September 18, 2013, the Court ordered a hearing with the Official Receiver and the Israel Securities Authority, which was held on October 6, 2013.

On October 6, 2013, the Court held the afore-mentioned hearing.  With no objections having been raised by the Official Receiver or the Israel Securities Authority, the Court granted Conduit's motion (i) to convene a meeting of Conduit's shareholders to vote upon the Arrangement and (ii) to hold another hearing, which was scheduled for November 3, 2013.

              On October 7, 2013, Conduit published notices of the Conduit shareholder meeting to be held on October 29, 2013 and the Court hearing to be held on November 3, 2013.

Agreement to Take Other Actions and to Use Reasonable Best Efforts

Subject to the terms and conditions set forth in the Share Purchase Agreement, each of the parties has agreed to use its commercially reasonable efforts, and to cooperate with the other party, to take, or cause to be taken, all actions, and to do or cause to be done all things necessary, appropriate or desirable to consummate and make effective the Split, the Share Purchase and the other transactions contemplated by the Share Purchase Agreement or in the Split Agreement, including the satisfaction of the respective closing conditions set forth below under "—Closing Conditions", and including to execute and deliver such other instruments and do and perform such other acts and things as may be necessary or reasonably required for effecting completely the consummation of the Split, the Share Purchase and the other transactions contemplated by the Share Purchase Agreement or in the Split Agreement:

Both parties undertook to take the following actions:

•
use commercially reasonable efforts to obtain prior to the Closing, and deliver to other party at or prior to the Closing, all consents, waivers and approvals necessary to be obtained from third parties;

•
(i) notify the other parties in writing promptly after learning of any legal proceeding initiated by or against it, or known by such party to be threatened against it, or any of their respective directors, officers, employees or shareholders, in their capacity as such (a "New Litigation Claim"), (ii) notify the other parties of ongoing material developments in any New Litigation Claim and (iii) consult in good faith with the other party regarding the conduct of the defense of any New Litigation Claim; and

•
afford the other parties and their representatives, reasonable access upon reasonable notice and during business hours to (i) all of such party’s properties, books, contracts and records (in the case of Conduit, only in connection with the ClientConnect business) and (ii) all other information concerning the business, properties and personnel (subject to restrictions imposed by applicable legal requirement) of such party as the other parties may reasonably request (in the case of Conduit, only in connection with the ClientConnect business).

Closing Conditions

Conditions to Each Party’s Obligations. Each party’s obligation to complete the transactions contemplated by the Share Purchase Agreement is subject to the satisfaction at or prior to the Closing of each of the following conditions:

(i)
no temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other legal or regulatory restraint or prohibition preventing the consummation of the Share Purchase shall be in effect, nor shall any action have been taken by any governmental entity seeking any of the foregoing, and no statute, rule, regulation or order shall have been enacted, entered, enforced or deemed applicable to the Share Purchase which makes the consummation of the Share Purchase illegal;

(ii)
Conduit, ClientConnect and we will have timely obtained from each governmental entity all approvals, waivers and consents (or the applicable waiting periods under applicable antitrust laws shall have expired) necessary for consummation of the Share Purchase and the other transactions contemplated hereby, without imposing any material limitation, restriction or obligation on any such party, respectively;

(iii)	the Court Approval will have been obtained;

(iv)	the approval of our shareholders of the Share Purchase Proposal will have been obtained;

(v)	we will have obtained the approval of the NASDAQ Stock Market for the listing of the New Shares following the Closing;

(vi)	we will have obtained the approval of the Tel Aviv Stock Exchange for the listing of the New Shares to be issued at the Closing;

(vii)
the Split will have been consummated in accordance with the Split Agreement (including the exhibits and schedules thereto), with no amendments thereto or waivers of any rights of ClientConnect, except as approved by us; and other than de minimis deviations; and

(viii)	ClientConnect and Conduit will have entered into each of the Transition Services Agreement and the Office and Administrative Services Agreement.

Additional Conditions to Conduit’s and ClientConnect's Obligations. The obligations of Conduit and ClientConnect to consummate the transactions contemplated by the Share Purchase Agreement is subject to the satisfaction (or waiver by Conduit and ClientConnect) at or prior to the Closing of each of the following conditions:

(i)
the representations and warranties made by us in the Share Purchase Agreement relating to (a) our organization, good standing and power, (b) our capital structure and (c) our authority to execute and perform the Share Purchase Agreement and the due authorization thereof will be true and correct in all material respects as of the date of the Share Purchase Agreement and as of the Closing Date as though made on the Closing Date (except for such representations and warranties which address matters only as to a specified date, which representations and warranties will be true and correct in all material respects with respect to such specified date and except for such representations and warranties that are qualified by their terms by a reference to materiality or Material Adverse Effect, which representations and warranties as so qualified will be true and correct in all respects), except that the representations and warranties made by us relating to the issuance of the New Shares and the Perion Shares to be issued pursuant to the exercise of Exchanged Options will be true and correct as of the date of the Share Purchase Agreement and as of the Closing Date as though made on the Closing Date;

(ii)
the other representations and warranties made by us in the Share Purchase Agreement will be true and correct as of the date of the Share Purchase Agreement and as of the Closing Date as though made on and as of such date (except for representations and warranties which address matters only as to a specified date, which representations and warranties will be true and correct with respect to such specified date), except for any failure to be true and correct which, individually or together with other failures, does not constitute a Material Adverse Effect on us;

(iii)
we will have performed and complied in all material respects with all covenants, obligations and conditions of the Share Purchase Agreement required to be performed and complete with by us at or prior to the Closing;

(iv)	Conduit will have received each of the following closing deliverables:

•
irrevocable instruction letter from us to American Stock Transfer & Trust Company LLC, our U.S. transfer agent, directing it to issue the New Shares to the respective ClientConnect Shareholders as set forth in the Closing Spreadsheet;

•
a certificate, dated as of the Closing Date, executed on our behalf by our Chief Executive Officer and the Chief Financial Officer of Perion, to the effect that certain closing conditions have been satisfied;

•
a certificate, dated as of the Closing Date and executed on our behalf by our Corporate Secretary, certifying (A) our Memorandum and Articles of Association, as in effect on the Closing Date, (B) the resolutions of our Board of Directors approving the Share Purchase, the Share Purchase Agreement, and all the transactions contemplated by the Share Purchase Agreement and (C) the resolutions of our shareholders approving the Share Purchase Agreement and all the transactions contemplated by the Share Purchase Agreement;

•	the Registration Rights Undertaking duly executed by us;

•	a legal opinion of Kramer Levin Naftalis and Frankel LLP, our U.S. legal counsel, relating to the exemption from registration under the Securities Act by reason of Section 3(a)(10) thereof; and

•	evidence satisfactory to Conduit of the resignation of both of Josef Mandelbaum and Adi Soffer Teeni as directors of Perion prior to the Closing;

(v)	there will not have been any Material Adverse Effect on us;

(vi)
we will have entered into the amended Indemnification Agreement described below in Proposal 2 with each of the two Conduit Director Designees, and purchased the D&O insurance described below in Proposal 3;

(vii)
at least 65% of our key employees will be employees of ours and none of such employees will have given any notice or other indication that he or she is not willing to remain employed by us following the Closing;

(viii)
at least 65% of our employees as of September 16, 2013, will be our employees, and none of such employees will have given any notice or other indication that he or she is not willing to remain employed by us following the Closing;

(ix)
all consents required to be obtained in connection with the transactions contemplated by the Share Purchase Agreement will have been obtained in a form satisfactory to Conduit and ClientConnect, been delivered to Conduit and ClientConnect, and will be in full force and effect;

(x)	our indebtedness as of the Closing Date will not exceed $14,741,000;

(xi)	the Tax Ruling will have been obtained on terms reasonably satisfactory to Conduit and ClientConnect based on agreed upon principles; and

(xii)
both of Conduit's director designees will have been duly elected and serve as directors and are members of the respective classes of directors vacated by both of our resigning directors, with one designee appointed as a member of the Nominating Committee of our Board of Directors and the other designee appointed as a member of the Investment Committee of our Board of Directors, as described under "Election of Two New Directors".

Conditions to Our Obligations. Our obligation to complete to consummate the transactions contemplated by the Share Purchase Agreement is subject to the satisfaction (or waiver by us) at or prior to the Closing of each of the following conditions:

(i)
the representations and warranties made by each of Conduit and ClientConnect in the Share Purchase Agreement relating to (a) its organization, good standing and power, (b) its capital structure and (c) its authority to execute and perform the Share Purchase Agreement and the due authorization thereof will be true and correct in all material respects, as of the date of the Share Purchase Agreement and as of the Closing Date as though made on the Closing Date (except for such representations and warranties which address matters only as to a specified date, which representations and warranties shall be true and correct in all material respects with respect to such specified date and except for such representations and warranties that are qualified by their terms by a reference to materiality or Material Adverse Effect, which representations and warranties as so qualified shall be true and correct in all respects);

(ii)
the other representations and warranties made by each of Conduit and ClientConnect in the Share Purchase Agreement will be true and correct as of the date of the Share Purchase Agreement and as of the Closing Date as though made on and as of such date (except for representations and warranties which address matters only as to a specified date, which representations and warranties will be true and correct with respect to such specified date), except for any failure to be true and correct which does not constitute, individually or together with other failures, a Material Adverse Effect on ClientConnect;

(iii)
each of Conduit and ClientConnect will have performed and complied in all material respects with all covenants, obligations and conditions of the Share Purchase Agreement required to be performed and complied with by it at or prior to the Closing;

(iv)	we will have received each of the following closing deliverables:

•
certificates, dated as of the Closing Date and executed on behalf of Conduit and ClientConnect by each of Conduit's and ClientConnect's Chief Executive Officer and Chief Financial Officer, respectively, to the effect that certain conditions have been satisfied;

•
a certificate, dated as of the Closing Date and executed on behalf of Conduit by the Secretary of Conduit, certifying (A) the resolutions of the Conduit Board of Directors approving the Share Purchase Agreement and all the transactions contemplated by the Share Purchase Agreement and (B) the resolutions of the Conduit shareholders approving the Share Purchase Agreement and all the transactions contemplated by the Share Purchase Agreement;

•
a certificate, dated as of the Closing Date and executed on behalf of ClientConnect by the Secretary of ClientConnect, certifying (A) the Articles of Association, including all amendments thereto, of ClientConnect, as amended as of the Closing Date and (B) the resolutions of the ClientConnect Board of Directors approving the Share Purchase Agreement and all the transactions contemplated by the Share Purchase Agreement;

•	evidence satisfactory to us of the resignation of each of the directors of ClientConnect and its subsidiaries prior to the Closing;

•
the Closing Spreadsheet completed to include all of the information specified in the Share Purchase Agreement, and a certificate executed by the Chief Financial Officer of Conduit on behalf of Conduit, dated as of the Closing Date, certifying that such Closing Spreadsheet is true, correct and complete; and

•	the shareholders registry of ClientConnect certified as true and complete by the Secretary of ClientConnect, evidencing the ownership of all of the outstanding ClientConnect Shares by Perion.

(v)	there will not have been any Material Adverse Effect on the ClientConnect business or ClientConnect;

(vi)
at least 65% percent of the ClientConnect key employees will have signed and delivered to us the employment confirmation between such employee and ClientConnect, each of which will continue to be in full force and effect and no notice of termination action will have been received from any such ClientConnect key employee;

(vii)
at least 65% of the ClientConnect employees , will be employees of ClientConnect, and none of such employees will have given any notice or other indication that he or she is not willing to remain employed by ClientConnect following the Closing;

(viii)	certain of the ClientConnect key employees will have signed and delivered to us an undertaking to comply with the Tax Lock-up;

(ix)
all consents required to be obtained in connection with the transactions contemplated by the Share Purchase Agreement will have been obtained in a form satisfactory to us, been delivered to us, and will be in full force and effect;

(x)	ClientConnect will have no indebtedness as of the Closing Date;

(xi)	each of the Standstill Agreements will continue to be in full force and effect and no action will have been taken by any person to any of such agreements to rescind any of such agreements;

(xii)	the Tax Ruling will have been obtained on terms reasonably satisfactory to us based on agreed upon principles;

(xiii)	Conduit will have made the amendments to its D&O insurance policy and will have purchased the run-off insurance policy described below in " – Additional Matters – Additional Covenants"; and

(xiv)	the Preliminary ClientConnect Net Working Capital Certificate described in " – Additional Matters – ClientConnect Net Working Capital Adjustment" below will have been delivered by Conduit to us.

Termination

Prior to the Closing, whether before or after receipt of the Court Approval or the approval of our shareholders of the Share Purchase Proposal, Conduit, ClientConnect or we can terminate the Share Purchase Agreement under certain circumstances, including:

(a)	By mutual written consent of Conduit, ClientConnect and us;

(b)	By either Conduit, ClientConnect or us if:

(i) the Share Purchase is not consummated on or before January 31, 2014 (the "Outside Date"), provided that (i) the right to terminate the Share Purchase Agreement will not be available to any party whose action or failure to act has been the principal cause of or directly resulted in the failure of the Share Purchase to occur on or before such date, and (ii) if, on the initial Outside Date, the expiration or termination of any applicable waiting period or any required clearances under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 will not have been obtained but all other conditions to the consummation of the transactions contemplated by the Share Purchase Agreement's conditions have been satisfied (or if to be satisfied at the Closing, are capable of being satisfied), then the initial Outside Date will be automatically extended, without further action by the parties, to be February 28, 2014;

(ii) a governmental entity will have enacted, issued, promulgated, enforced or entered any legal requirement (including an injunction or other order) or taken any other action, in any case having the effect of permanently restraining, enjoining or otherwise prohibiting the Share Purchase, which legal requirement (including any such injunction or other order) or other action will have become final and nonappealable;

(iii) our shareholders do not approve the Share Purchase Proposal; provided, however, that any purported termination of the Share Purchase Agreement by us pursuant to this provision will be deemed a termination of the Share Purchase Agreement by Conduit pursuant to its termination right in subclause (c)(1) below if, at the time of any such intended termination by us, Conduit is entitled to terminate the Share Purchase Agreement pursuant to such provisions;

(iv) the Section 350 Voting Approval will not have been obtained at the Conduit shareholders meeting (or any adjournment thereof); provided, however, that any purported termination of the Share Purchase Agreement by Conduit pursuant to this provision will be deemed a termination of the Share Purchase Agreement by us pursuant to our termination right in subclause (d)(1) below if, at the time of any such intended termination by us, we are entitled to terminate the Share Purchase Agreement pursuant to such provisions;

(c)	By either Conduit or ClientConnect if:

(i) we will have (x) effected a Change of Recommendation, (y) failed to include in this Proxy Statement a recommendation to our shareholders that they approve the Share Purchase Proposal, in a form reasonably acceptable to Conduit, or (z) breached, in any material respect, our non-solicitation obligations;

(ii) there will have been a breach by us of any of our representations, warranties, covenants or obligations contained in the Share Purchase Agreement, which breach would result in the failure to satisfy by the Outside Date one or more of the closing conditions to the Share Purchase, and in any such case such breach will be incapable of being cured or, if capable of being cured, will not have been cured within thirty days after written notice thereof will have been received by us of such breach; provided, however, the right to terminate the Share Purchase Agreement pursuant to this provision will not be available to Conduit or ClientConnect if at such time we would be entitled to terminate the Share Purchase Agreement pursuant to clause (d)(ii) below mentioned below or if either Conduit or ClientConnect is otherwise in material breach of its obligations hereunder; or

(d)	By us if:

(i) Conduit will have (x) effected a Change of Recommendation, (y) failed to include the Conduit Recommendation in is application to the Court for the Arrangement, or (z) breached, in any material respect, its non-solicitation obligations;

(ii) there will have been a breach by Conduit or ClientConnect of any of its representations, warranties, covenants or obligations contained in the Share Purchase Agreement, which breach would result in the failure to satisfy by the Outside Date one or more of the conditions set forth in the conditions of each of the parties or of us, and in any such case such breach will be incapable of being cured or, if capable of being cured, will not have been cured within thirty days after written notice thereof will have been received by Conduit or ClientConnect, as applicable, of such breach; provided, however, the right to terminate the Share Purchase Agreement pursuant to this provision will not be available to us if at such time Conduit or ClientConnect would be entitled to terminate the Share Purchase Agreement pursuant to our breach of clause (c)(ii) above or if we are otherwise in material breach of our obligations; or

(iii) we effect a Change of Recommendation to accept a Takeover Proposal that is a Superior Offer as described above under "Share Purchase Agreement - Restrictions on Solicitations of Other Offers", provided that the right to terminate the Share Purchase Agreement pursuant to this provision will not be available to us unless we pay or have paid to Conduit the Termination Fee, it being understood that we may enter into any agreement providing for a Perion Acquisition Transaction simultaneously with the termination of the Share Purchase Agreement pursuant to this (d)(iii).

Fees and Expenses

Termination Fee. The Share Purchase Agreement requires that we pay Conduit a termination fee of $6,000,000 (the "Termination Fee") if the share Purchase Agreement is terminated under any of the following circumstances:

(i) if the Share Purchase Agreement is terminated by Conduit or ClientConnect under the circumstances described in clause (c)(i) above under "Share Purchase Agreement —Termination", we will pay to Conduit the Termination Fee by the second business day following such termination;

(ii) (A) if the Share Purchase Agreement is terminated by us, Conduit or ClientConnect (1) under the circumstances described in clause (b)(iii) above under "Share Purchase Agreement — Termination" or (2) under the circumstances described in clause (b)(i) above under "Share Purchase Agreement — Termination", and in any such case of (1) or (2) above, a Takeover Proposal in respect of Perion (including such a previously communicated Takeover Proposal) shall have been publicly announced or otherwise communicated to a member of our Board of Directors, Chief Executive Officer or Chief Financial Officer (or any person has publicly announced or communicated a bona fide intention, whether or not conditional, to make such a Takeover Proposal) at any time after September 16, 2013 and prior to date of the Meeting (or any adjournment thereof), in the case of clause (1), or any time prior to the date of termination, in the case of clause (2), and (B) if within three months after the date of such termination, we enter into a definitive agreement to consummate, or consummate, any Acquisition Transaction, then we will pay to Conduit the Termination Fee, by the second business day following the date on which we enter into such definitive agreement or consummates such transaction; provided, however, that, solely for purposes of this clause, references in the definition of "Acquisition Transaction" to twenty percent (20%) shall be deemed to mean fifty percent (50%); or

(iii) if the Share Purchase Agreement is terminated by us under the circumstances described in clause (d)(iii) above under " Share Purchase Agreement — Termination", we will pay to Conduit the Termination Fee in accordance with such clause.

In no event will we be required to pay the Termination Fee on more than one occasion, whether or not the Termination Fee may be payable under more than one provision of the Share Purchase Agreement at the same or at different times and upon the occurrence of different events.

Interest and Costs. If we fail to pay in a timely manner the Termination Fee, and, in order to obtain such payment, Conduit commences a suit that results in a judgment against us for such amounts, then we will be required to pay interest on such amounts from the date payment of such amounts was due to the date of actual payment at the prime rate of the Bank of Israel in effect on the date such payment was due, together with the reasonable, documented out-of-pocket costs and expenses of Conduit (including reasonable legal fees and expenses) in connection with such suit.

Other Fees and Expenses. All costs and expenses incurred by either Conduit or ClientConnect in connection with the Split, the Share Purchase Agreement and the transactions contemplated thereby (including transaction expenses) will be paid by Conduit and all costs and expenses incurred by us in connection with the Share Purchase Agreement and the transactions contemplated thereby will be paid by us.

Additional Matters

ClientConnect Net Working Capital. On or about January 6, 2014, Conduit will deliver to us a certificate executed on behalf of Conduit by its Chief Financial Officer detailing its good faith best preliminary estimate of ClientConnect's net working capital as of December 31, 2013. ClientConnect's "net working capital" means ClientConnect's total current assets less its total current liabilities, in each case as of the close of business on December 31, 2013, excluding (i) employment liabilities (other than severance), (ii) deferred revenues and (iii) the payments due to us for the months of November and December 2013 pursuant to the Publisher Agreement, dated as of August 12, 2013, between Conduit and us (the "Publisher Agreement").  ClientConnect's net working capital is required to be zero.  See "Agreements Related to the Split of Conduit—Working Capital Financing Agreement".

Additional Covenants. The Share Purchase Agreement provides for a number of additional covenants and agreements of the parties relating to, among other things:

•	confidentiality and public disclosure;

•
filings with government entities, including all necessary applications with each of NASDAQ and the Tel Aviv Stock Exchange for the listing of the New Shares, the U.S. Federal Trade Commission and Department of Justice and any other applicable antitrust authorities;

•	Conduit and ClientConnect continuing to pay (and set aside, as applicable) through the Closing all salaries, benefits and other entitlements to the ClientConnect employees;

•	our issuance of the New RSUs immediately following the Closing pursuant to Section 102(b) or 102(c) of the Tax Ordinance;

•
Conduit providing us the audited and reviewed historical consolidated financial statements of Conduit and the unaudited ClientConnect pro forma financial information (as discussed below in "Selected Pro Forma Financial Data of ClientConnect");

•
our preparation of the Proxy Statement, calling the Meeting, recommending to our shareholders that they approve the Share Purchase Proposal and using commercially reasonable efforts to solicit from our shareholders proxies in favor of the Share Purchase Proposal;

•	ClientConnect taking all steps necessary to consummate the Split in accordance with the Split Agreement, subject to the Court Approval;

•	public announcements with respect to the Share Purchase;

•	access to information and updating of the disclosure letters to the Share Purchase Agreement until the earlier of the termination of the Share Purchase Agreement or the Closing;

•
Conduit and ClientConnect providing us a spreadsheet at or prior to the Closing (the "Closing Spreadsheet"), certified as complete and correct by the Chief Financial Officer of Conduit, which will set forth certain information, including (i) the names of all the ClientConnect Shareholders and holders of ClientConnect Options, (ii) the number of ClientConnect Shares held by such persons, (iii) the number of ClientConnect Shares subject to, and the exercise price for, each ClientConnect Option held by each holder of ClientConnect Options and other relevant information, and (iv) the number of New Shares to be issued to such ClientConnect Shareholder and the number of Perion Options to be granted to such ClientConnect employee;

•	post-closing covenants, such as:

o
each party will afford the other party and its representatives, during normal business hours, reasonable access to the books, records and other information in such party's possession relating, directly or indirectly to the assets, liabilities and operations of the ClientConnect business with respect to periods prior to the Closing;

o
(i) by no later than February 15, 2014, Conduit will provide us with the unaudited balance sheet, income statements and cash flow statements of the ClientConnect business as of and for the three-month and 12-month periods ended December 31, 2013, for inclusion in our press release containing our fourth quarter and 2013 financial information; and (ii) by no later than March 10, 2014, Conduit will provide us with (A) the final consolidated balance sheet of the ClientConnect business as of December 31, 2013 and 2012, and the related consolidated statements of income, changes in shareholders equity, and cash flows for the three years ended December 31, 2013, 2012 and 2011 (the "Delivered Financial Statements"), (B) a full management discussion and analysis and business disclosure relating to the Delivered Financial Statements and the ClientConnect business for inclusion in our SEC filings, (C) a certificate executed by the Chief Financial Officer of Conduit, dated as of the delivery date, as to certain matters regarding the Delivered Financial Statements and (D) a letter from Conduit's auditor that upon receipt of the executed management letter referenced therein, the auditor would sign the audit letter relating to the Delivered Financial Statement in the form attached thereto;

o
until the full amounts due under the Credit Line are repaid and the Credit Line is terminated, neither ClientConnect nor we will declare or distribute any dividend, in cash or in kind, to our respective shareholders, repurchase or redeem any of our shares or other equity securities, prepay any indebtedness prior to its stated maturity date or undertake any new indebtedness not in effect on the date hereof, other than new indebtedness used to concurrently repay the Credit Line; and

o
not later than the earlier of (i) our 2014 annual meeting of shareholders and (ii) September 30, 2014, we will convene a general meeting of shareholders for (or add to the agenda of the annual shareholder meeting, as applicable) the approval of an amendment to our Articles of Association authorizing the indemnification for matters relating to administrative enforcement actions of the Israel Securities Authority (as specified in Section 1.1.4 of the form of indemnification agreement attached to this Proxy Statement as Appendix G) and use commercially reasonable best efforts to solicit from our shareholders proxies in favor of the approval of this resolution; and

•
from the closing of the Split until the Closing Date, Conduit will add ClientConnect and its directors and officers, at no expense to ClientConnect, as additional insureds to Conduit's D&O liability insurance policy and its errors and omissions insurance policy, as applicable, and effective as of the Closing Date (i) Conduit will purchase run-off insurance for a period of seven years from the Closing Date with respect to Conduit's current D&O liability insurance policy and errors and omissions insurance policy and (ii) we will cause ClientConnect and its directors and officers to be covered by our D&O liability insurance policy in the amount of at least $50 million and errors and omissions insurance policy in the amount of at least $5 million, as applicable, for acts following the Closing Date and (iii) we will purchase run-off insurance for a period of seven years from the Closing Date with respect to our current D&O liability insurance policy and errors and omissions insurance policy.

Increase of Authorized Share Capital

Our Articles of Association and our Memorandum of Association, as currently in effect, each provide for an authorized share capital of NIS 400,000, divided into 40,000,000 Perion Shares.  As of October 9, 2013, there were 12,472,717 Perion Shares outstanding. In addition, as of such date 3,134,400 Perion Shares were reserved for issuance pursuant to our Equity Incentive Plan, of which options to acquire 1,780,845 Perion Shares were outstanding as of that date.  We will require between approximately 57,000,000 and 62,000,000 Perion Shares to be available for issuance in order to consummate the Share Purchase and the Options Exchange, assuming the approval at the Meeting of the grant of 200,000 RSUs to our Chief Executive Officer, as described in Proposal 4 below. We do not have a sufficient number of unissued authorized Perion Shares in order to be able to issue all such Perion Shares.

Accordingly, the Board of Directors recommends an increase in our share capital so that our authorized share capital will be NIS 1,200,000, divided into 120,000,000 Perion Shares. The new Perion Shares will have the same rights and obligations as the existing Perion Shares as specified in our Articles of Association. If the proposed amendment is approved by our shareholders, a sufficient number of Perion Shares will be available as required pursuant to the Share Purchase and the Options Exchange.

In addition, following the Closing we plan to grant 232,400 RSUs to our Chief Executive Officer (subject to the approval at the Meeting of Proposal 4) and 983,500 New RSUs to certain key employees of ClientConnect and Perion. Accordingly, following the Closing and such grants, between approximately 41,000,000 and 46,000,000 Perion Shares would be available for general corporate purposes, which our Board of Directors believes is necessary to provide our company with the flexibility to pursue opportunities without added delay and expense. The additional Perion Shares authorized could be issued, if approved by the Board of Directors, from time to time for any proper corporate purpose, including without limitation, the acquisition of other businesses, the raising of additional capital for use in our business, a split or dividend on then outstanding Perion Shares or in connection with any employee equity incentive plan. Any future issuances of authorized Perion Shares may be authorized by the Board of Directors without any further action by shareholders, except as required by applicable law. At present, except for the Share Purchase, we are not engaged in any specific transaction pursuant to which the Perion Shares being authorized hereunder would be required to be issued.  The issuance of a significant number of additional authorized shares, however, could result in dilution of the beneficial ownership interests and/or voting power of our shareholders.

Accordingly, we propose to amend Article 4 of each of our Articles of Association and our Memorandum of Association to increase our authorized share capital to read as set forth below and to amend and restate our Articles of Association and our Memorandum of Association accordingly:

"The share capital of the Company shall be NIS 1,200,000, consisting of 120,000,000 ordinary shares, each having a nominal value of NIS 0.01 (the "Ordinary Shares")."

Election of Two New Directors

Pursuant to our Articles of Association, our Board of Directors consists of seven directors, two of whom were elected as "external directors" under the Companies Law. Other than our external directors, who are subject to special election requirements under Israeli law, our directors are elected in three staggered classes by the vote of a majority of the Perion Shares present and voting at meetings of our shareholders at which directors are elected. The members of only one staggered class are elected at each annual meeting for a three-year term, so that the regular term of only one class of directors expires annually. Our Board of Directors currently consists of Tamar Gottlieb (Chairperson of the Board), Iris Beck, Alan Gelman, Adi Soffer Teeni, Josef Mandelbaum  (our Chief Executive Officer), David Jutkowitz (external director) and Avichay Nissenbaum (external director).

As contemplated by the Share Purchase Agreement, each of Adi Soffer Teeni and Josef Mandelbaum has delivered to Conduit an irrevocable letter of resignation from the Board of Directors and all committees thereof effective as of the Closing, and each of Dror Erez (one of the co-founders of Conduit and its Chief Technology Officer) and Roy Gen (Conduit's Chief Financial Officer) has been nominated to serve as directors of the Company commencing immediately after the Closing.  If the Share Purchase Approval is approved, Mr. Erez would replace Mr. Mandelbaum in the class of directors that expires at our 2016 annual meeting of shareholders, and Mr. Gen would replace Ms. Soffer Teeni in the class of directors that expires at our 2015 annual meeting of shareholders. Mr. Mandelbaum will continue to serve as our Chief Executive Officer. Mr. Erez would serve on the Nominating Committee of our Board of Directors, and Mr. Gen would serve on the Investment Committee of our Board of Directors. Messrs. Erez and Gen may not be considered "independent directors" under the NASDAQ rules as a result of their positions with Conduit and Conduit's relationship with us.  Nevertheless, our Board of Directors believes that Mr. Erez's appointment to the Nominating Committee is in the best interests of the Company and its shareholders because it is a condition to the closing of the Share Purchase.  As approved by our shareholders at our 2013 annual meeting of shareholders, each of these nominees would be paid the same compensation paid to our other non-executive directors, which consists of $40,000 in cash per year and an annual grant of options to purchase up to 10,000 Perion Shares. The date of the initial grant will be the Closing Date, while the date of subsequent annual grants will be the date of our annual meeting of shareholders in each year that Mr. Erez or Mr. Gen continue to be directors of the Company, as applicable.  Each option is exercisable for a term of five years and vests in three equal installments on each anniversary of the applicable grant.  The exercise price per share will be equal to the closing price of the Perion Shares on NASDAQ on the applicable grant date.

A brief biography of each of Mr. Erez and Mr. Gen is set forth below:

Dror Erez (44) is a co-founder of Conduit and has served as its Chief Technology Officer since its inception in 2005. Mr. Erez is a member of the Conduit board of directors. Prior to founding Conduit, he served in various executive roles in private technology companies. He holds a B.A. in physics and computer science from Bar Ilan University.

Roy Gen (42) has served as the Chief Financial Officer of Conduit since 2008. Prior to joining Conduit, Mr. Gen served in various executive roles in private technology companies. He is an Israeli Certified Public Accountant and holds a B.A. in economics and accounting from Tel Aviv University, as well as an M.B.A. from the Recanati School of Business Administration at Tel Aviv University.

Interests of our Directors and Officers in the Share Purchase

In considering our Audit Committee’s and Board of Directors’ approvals, you should be aware that certain of our directors and officers have personal interests in the transaction as employees or directors that are different from, or in addition to, your interests as shareholders. Our Audit Committee and Board of Directors were aware of these different or additional interests and considered them, among the other factors described in this Proxy Statement, in reaching their decision to approve the Share Purchase Agreement and the transactions contemplated thereby.

Although they are currently party to an indemnification agreement with us and are covered our D&O insurance policy that is currently in effect, all of our directors and officers may be deemed to have a personal interest in the approval of the amended form of D&O indemnification agreement discussed in Proposal 2 below and the purchase of the D&O insurance discussed in Proposal 3 below, both of which are generally more favorable to our directors and officers than the terms and conditions of our form of indemnification agreement and insurance coverage currently in effect.  The approvals of Proposal 2 and Proposal 3 at the Meeting are conditions to Conduit's obligations under the Share Purchase Agreement.  According to the Companies Law, when a majority of the directors has a personal interest in a proposed transaction, all the directors are permitted to participate in the deliberation and vote thereon and the transaction requires shareholder approval. We have not made a determination as to whether these interests are sufficiently material to require shareholder approval because shareholder approval of the Share Purchase is required in any event.

In addition, Mr. Josef Mandelbaum, our Chief Executive Officer, may be deemed to have an additional personal interest in the Share Purchase because his compensation is proposed to be increased if the Share Purchase is consummated, as described below in Proposal 4.  For the sake of good order, Mr. Mandelbaum recused himself from the deliberation and vote of the Board of Directors regarding the approval of the Share Purchase.  In addition, other executive officers of ours were granted New RSUs, subject to the consummation of the Share Purchase. Such officers were also not present during the deliberation and vote of the Board of Directors regarding the approval of the Share Purchase.

Agreements Related to the Share Purchase

In connection with our entering into the Share Purchase Agreement, we have entered into or have agreed to enter into the following additional agreements:

Registration Rights Undertakings

Pursuant to the Registration Rights Undertaking, we may be required by the ClientConnect Shareholders to register with the SEC for resale all the New Shares held by them as of the Closing, including any Perion Shares issued upon any stock split, stock dividend or similar event (collectively, "Registrable Securities"). The Registration Rights Undertaking includes the following provisions:

•
Form F-3. We will be required to file a "shelf" registration statement on Form F-3 as soon as practicable following the filing of our Annual Report on Form 20-F for the 2013 fiscal year (and in any event within the earlier of (i) 30 days following the filing of such annual report and (ii) 150 days following the Closing. Each holder of Registrable Securities whose resale of such shares would otherwise be subject to limitations under Rule 144 desiring to include in the Form F-3 all or any part of the Registrable Securities held by it will, within thirty days following the Closing Date, deliver to us a signed joinder to the Registration Rights Undertaking in the form attached thereto specifying the number of Registrable Shares requested to be included and the other information required to set forth therein. We will use our commercially reasonable efforts to cause the Form F-3 to become effective as soon as possible and will maintain the effectiveness of the Shelf Registration until the earliest of (i) five years following effectiveness, (ii) the resale of all the Registrable Securities covered thereby and (iii) with respect to any shareholder, the ability of such shareholder to sell all of its Registrable Securities under Rule 144 without any volume limitations.  Such registration will not derogate from the Tax Lock-up or the Contractual Lock-up that applies to the Registrable Securities.

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Piggyback Registration Rights.  If we effect a registered offering of securities (except on Form S-8 or a registration relating solely to a Rule 145 transaction on Form F-4), the holders of Registrable Securities consisting of at least 3% of our outstanding share capital at the relevant time or a holder whose resale of Registrable Securities would otherwise be subject to volume limitations set forth in Rule 144 will have the right to include its Registrable Securities in the registration effected pursuant to such offering. Each such holder will be afforded this right regardless of the Contractual Lock-up that may apply to such holder’s Registrable Securities. If the applicable registration statement is for an underwritten offering, the right of any holder of Registrable Securities to be included in a registration will be conditioned upon such holder’s participation in such underwriting, subject to the right of the managing underwriter to reduce the number of Registrable Securities in the offering due to marketing factors. The number of piggyback registrations is unlimited.

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Shelf Registration Rights. For a period of three years following the expiration of the Form F-3 described above, we may be required to file a "shelf" registration statement covering the resale of Registrable Securities if we receive a request from holders thereof whose resale of such shares would otherwise be subject to volume limitations under Rule 144 holding, in the aggregate, not less than 10% of the total Registrable Securities then outstanding and requesting the registration of Registrable Securities with an aggregate anticipated offering price of at least $2,000,000 (the "Shelf Registration Statement"). We will use our commercially reasonable best efforts to cause the Shelf Registration Statement to be declared effective under the Securities Act within two months after the holders' initial request and to keep such Shelf Registration Statement continuously effective under the Securities Act until the disposition of all Registrable Securities included in such Shelf Registration Statement. Such shelf registration rights are limited to four requests during the Shelf Registration Period.

All reasonable expenses incurred in connection with any such registrations, other than underwriting discounts and commissions, will be borne by us. We are subject to customary indemnification undertakings, and to customary indemnification undertakings by any holder of Registrable Securities who executes a joinder, with respect to any registration effected on behalf of the ClientConnect Shareholders.  The agreement includes an undertaking by the holders of Registrable Securities who executes a joinder not to sell any Perion Shares, if so requested by the lead or managing underwriter, during the 90-day period after the effective date of an underwritten registration by us. It also includes customary provisions regarding our right to delay or suspend a registration in the event of material developments.

The full text of the form of the Registration Rights Undertaking is included as Appendix C to this Proxy Statement and is incorporated herein by reference.

Voting Agreements of Significant Conduit Shareholders

Pursuant to the Voting Agreements, several shareholders of Conduit have each undertaken, and provided us with an irrevocable proxy, to vote all of the ordinary shares of Conduit owned by such shareholder (or with respect to which he has the right to vote pursuant to proxies granted by other shareholders of Conduit) in favor of the Arrangement and against any competing transactions. A majority of Conduit's shareholders holding approximately 77% of Conduit's outstanding ordinary shares are represented by such proxies.  The full text of the form of the Voting Agreement is included as Appendix D to this Proxy Statement and is incorporated herein by reference.

Standstill Agreements

Pursuant to the Standstill Agreements, several shareholders of Conduit have each undertaken that for a period commencing on the Closing Date and ending on the earlier of (i) the last business day preceding our 2015 annual shareholder meeting or (ii) December 30, 2015, they will not vote in favor of (x) any change in the size of our Board of Directors, (y) any amendment to our Articles of Association to change the staggered structure of our Board of Directors or to shorten or terminate the term of service of any member of our Board of Directors, or (z) any proposal to shorten or terminate the term of service of any member of our Board of Directors (each, a "Fundamental Board Event"), in each case unless our Board of Directors recommends an affirmative vote in favor of the Fundamental Board Event. The obligations pursuant to the Standstill Agreements shall expire if any person (excluding any shareholder of Conduit as of September 16, 2013 and any person who is subject to standstill obligations similar to those set forth in the Standstill Agreements) becomes the beneficial owner of 24.9% or more of the outstanding Perion Shares, or (y) a Fundamental Board Event occurs despite such shareholder's compliance with its obligations thereunder and the compliance of all other shareholders of our company that are subject to standstill obligations similar to those set forth in the Standstill Agreement with such obligations  The full text of the form of the Standstill Agreement is included as Appendix E to this Proxy Statement and is incorporated herein by reference.

Voting of Perion Shares Held in Trust

In connection with our acquisition of SweetIM Ltd. in November 2012, the Perion Shares that we issued to the shareholders thereof were placed in trust with S.G.S. Trusts Ltd. ("SGS") pending the finalization of tax matters relating such shareholders, pursuant to the Paying Agent Agreement, dated as of November 30, 2012, among us, SGS and the other parties thereto (the "Paying Agent Agreement").  Pursuant to the terms of the Paying Agent Agreement, SGS is required to vote the Perion Shares it holds in trust in accordance with our instructions.  Accordingly, as contemplated by the Share Purchase Agreement, we have provided an irrevocable instruction letter to SGS instructing it to vote all of the Perion Shares it will be holding in trust on the applicable record date in favor of the Share Purchase and against any competing transactions.  As of October 9, 2013, the record date of the Meeting, SGS held 1,428,806 Perion Shares (constituting approximately 11.46% of the outstanding Perion Shares as of October 9, 2013) in trust pursuant to the Paying Agent Agreement.

Executive Lock-Up Agreement

Mr. Josef Mandelbaum, our Chief Executive Officer, has executed a lock-up agreement with respect to the Perion Shares beneficially owned by him (including Perion Shares issuable upon exercise of options or vesting of RSUs granted to him under our Equity Incentive Plan prior to the Closing) undertaking to be subject to the Tax Lock-up and the Contractual Lock-up, except for Perion Shares subject to a previously executed Rule 10b5-1 trading plan or issuable upon the exercise of options that are scheduled to expire around the time of the expiration of the lock-up period.

Agreements Related to the Split of Conduit

In order to effectuate the Split, Conduit and ClientConnect entered into the Split Agreement on September 16, 2013 and agreed to enter into the ancillary agreements summarized below.  Perion is not a party to any of these agreements, but they are summarized in this Proxy Statement because ClientConnect would become our wholly-owned subsidiary as a result of the Share Purchase.

Split Agreement

Pursuant to the Split Agreement, the parties agreed that Conduit would transfer and assign to ClientConnect, for no consideration, the assets, properties and rights primarily used in or relating to the ClientConnect business (the "Transferred Assets"), including (but not limited to): (i) the intellectual property owned by Conduit and used primarily in the ClientConnect business and the Transferred Assets and the related intellectual property licenses; (ii) the equipment used for the conduct of the ClientConnect business; (iii) the contracts relating to the Transferred Assets and the ClientConnect business; (iv) all the outstanding shares of Conduit's U.S. and Dutch subsidiaries; and (v) all rights and title to the Severance Funds (as described below). The Transferred Assets do not include a number of items, including (but not limited to): all (i) contracts that relate generally to the operations on Conduit and not specifically to the ClientConnect business; (ii) (x) internet protocol addresses or networks related to the ClientConnect business, and (y) trademarks, service marks and trade names that include the word "conduit", provided that from the date of the closing of the Split (the "Split Closing"), which is expected to take place on December 31, 2013, for a period of six months ClientConnect will have the right use any such item for transition purposes, subject to extension under certain circumstances; (iii) accounts receivable resulting from the conduct of the ClientConnect business prior to the Split Closing; (iv) cash, deposits, investment and securities; and (v) all other rights, assets and properties business, wherever located, real, personal or mixed, tangible or intangible, owned or used by Conduit and its subsidiaries and that are not primarily used in or relating to the ClientConnect business. The Split Agreement provides that the Transferred Assets will be transferred on an "as is" basis.

In addition, pursuant to the Split Agreement the parties agreed that Conduit would transfer and assign to ClientConnect all liabilities that relate to the Transferred Assets, certain products, applications, technologies or solutions described in the Split Agreement (the "Products") and/or the ClientConnect business (the "Assumed Liabilities"), including (but not limited to): all (i) liabilities in respect of any products or software sold, purchased and/or distributed, and/or services performed and/or received in connection with the ClientConnect business; (ii) liabilities arising out of or in respect of the ClientConnect business and its operation prior to the Split Closing; (iii) amounts owed by Conduit to us under the Publisher Agreement with respect to November and December 2013; (iv) liabilities related to or arising from the Transferred Assets, the Products and/or the ClientConnect business, and certain contracts being transferred; (v) liabilities arising in respect of users of the ClientConnect business;  and (vi) liabilities to any employees or consultants, whether arising from facts or circumstances occurring prior to or after the Split Closing. The Transferred Liabilities do not include a number of items, including (but not limited to): (i) all accounts payable and accrued expenses owed to third parties, arising out or in respect of the ClientConnect business prior to the Split Closing; (ii) any indebtedness arising out of or in respect of the ClientConnect business for the period prior to the Split Closing; (iii) any shortfall in the amount placed in the Severance Funds; (iv) any liabilities for taxes that relate to the ClientConnect business for periods prior to the Split Closing; (v) the payment of salaries and all related benefits and taxes in the ordinary course of business for the period prior to the Split Closing; and (vi) any liabilities with respect to currently pending litigation relating to the ClientConnect business.

The transfer of the Transferred Assets and Assumed Liabilities will be effected pursuant to Section 350 and 351 of the Companies Law and Section 105 of the Tax Ordinance and is subject to receipt of the Court Approval and the Tax Ruling, respectively.

From the Split Closing and for a period of the 24 months thereafter, Conduit and its subsidiaries will be entitled to (i) continue to make or have made any use or exploitation of the transferred intellectual property and third party intellectual property licenses (subject to their terms), (ii) copy, modify, customize, reproduce or decompile such intellectual property and create derivative works in respect thereof, and (iii) integrate, embed, distribute, market, sell, distribute, export, import, license such intellectual property either in or with Conduit’s other products, services, applications, technologies or solutions or for Conduit’s and its subsidiaries’ internal use and purposes, provided that such items will not be permitted in order to engage in activities that are exclusively within the products included in the ClientConnect business. This right of Conduit is subject to the restrictions described above under "Share Purchase Agreement—Non-Competition".

At the Split Closing, each shareholder of Conduit will be issued, for no consideration, the same number of ClientConnect Shares as the number of Conduit Shares held by it (or by the Section 102 Trustee on its behalf). In addition, at the Split Closing, each employee and consultant of ClientConnect holding options to purchase Conduit Shares under Conduit’s option plan (a "Conduit Option") will be granted, for no consideration, ClientConnect Options to purchase the same number of ClientConnect Shares as the number of Conduit Shares subject to such Conduit Option, on the terms and conditions as were applicable under such Conduit Option, including vesting schedule, which will be deemed to continue under the same original schedule as was applicable to the Conduit Option.  The exercise price per share of a ClientConnect Option will be equal to the per share exercise price pursuant to such Conduit Option divided by the Value Exchange Ratio (as defined below), rounded to the nearest whole cent.  "Value Exchange Ratio" means such ratio to be agreed upon between Conduit and ClientConnect by no later than the date of Split Closing. ClientConnect Options in respect of Conduit Options held by and deposited with the Section 102 Trustee will continue to be so deposited with the Section 102 Trustee in accordance with the provisions of Section 102 of the Tax Ordinance and the provisions of the Tax Ruling.

The employment or engagement, as applicable, of all employees and consultants employed or providing services in connection with the ClientConnect business in accordance with their respective employment or consulting agreement will be assumed by ClientConnect as of the Split Closing. All obligations and covenants that such employees have undertaken in their employment agreement (including, confidentiality, non-compete, non-solicitation and invention assignment) will inure to the benefit of ClientConnect, as the employer from and as of the Split Closing, and all benefits that such employees may be eligible to receive pursuant to their respective employment agreements, applicable law or benefit plans until the Split Closing will be assumed by ClientConnect. Prior to the Split Closing, Conduit or the applicable employing subsidiary will make all such payments, transfers and fully fund all such amounts required to be placed with any severance fund or insurance policy ("Severance Fund") that would have been required to be transferred and paid to Israeli employees had the employment of such Employees been terminated by Conduit or the applicable employing subsidiary at the Split Closing.

The Split Closing is subject to certain conditions, including receipt of the Tax Ruling. The Split Agreement also contains certain indemnification obligations between the parties.

Transition Services Agreement

At the Split Closing, Conduit and ClientConnect will enter into the Transition Services Agreement. Pursuant to the Transition Services Agreement, ClientConnect will provide Conduit and its subsidiaries with certain business support services and systems, including data services, information technology, information security and management information systems, for consideration at market terms. The parties agreed to cooperate with each other and use commercially reasonable efforts to ensure an orderly transition of each such service. The term of the agreement is for a period of eight months, except with respect to the data services to be provided thereunder, for which the term is 16 months, subject to extension by Conduit for an additional eight months (in which case the consideration to be paid for such service would be increased by 20%). Conduit may terminate the agreement or the providing of any specific service upon 30 days' prior notice, and either party may terminate the agreement if the other party fails to perform any of its material obligations under the agreement or upon the occurrence of certain events relating to the bankruptcy or insolvency of the other party.

The agreement contains certain indemnification provisions pursuant to which the parties agreed to indemnify and hold harmless the other party and its representatives upon the occurrence of certain events. The agreement also contains standard provisions regarding confidentiality and non-solicitation of the other party's officers, employees and consultants during the term of the respective agreement and for a period of 24 months thereafter.

Office and Administrative Services Agreement

At the Split Closing, Conduit and ClientConnect will enter into the Administrative Services Agreement. Pursuant to the Office and Administrative Services Agreement, Conduit will provide ClientConnect with certain services, including office and administrative support services, for consideration on market terms based on the number of employees of ClientConnect as of the last day of each month. The parties also agreed that prior to the termination of the agreement, ClientConnect would offer continued employment to 50% of the employees providing the services from each applicable administrative department or capacity or to 50% of all such employees in the aggregate. The agreement will terminate on August 30, 2014, and either party may terminate the agreement if the other party fails to perform any of its material obligations under the agreement or upon the occurrence of certain events relating to the bankruptcy or insolvency of the other party.

The agreement contains certain indemnification provisions pursuant to which the parties agreed to indemnify and hold harmless the other party and its representatives upon the occurrence of certain events. The agreement also contains standard provisions regarding confidentiality and non-solicitation of the other party's officers, employees and consultants during the term of the respective agreement and for a period of 24 months thereafter.

Working Capital Financing Agreement

At the Split Closing, Conduit and ClientConnect will enter into the Working Capital Financing Agreement, pursuant to which Conduit will make available to ClientConnect the Credit Line of up to $20 million. ClientConnect may, from time to time, withdraw amounts under the Credit Line in amounts of no less than $1 million. Any amounts withdrawn under the Credit Line will be used solely to finance payment related to the then-current working capital needs of the ClientConnect business. The outstanding principal amount under the Credit Line will bear interest at the annual rate prescribed by Section 3(j) of the Tax Ordinance (currently, 4.1% per annum) and the regulations promulgated thereunder from the date the respective withdrawal was received by ClientConnect until it is repaid.

All amounts outstanding under the Credit Line will be due and payable on April 9, 2014 (the "Maturity Date"), provided that ClientConnect will have the right to prepay the Credit Line, in whole or in part, without penalty, and provided that if on the Maturity Date a Working Capital Objection (as defined below) is outstanding and for which a final determination has not been made, then the amount subject to such objection that if accepted in full would have been due to be paid by Conduit to ClientConnect (the "Reserve Loan Amount") will not be repaid until and subject to the final determination of the objection. The Maturity Date would be accelerated in certain events relating to the bankruptcy or insolvency of ClientConnect.

If Conduit receives, at any time after the Split Closing, any current asset of ClientConnect that is required to be transferred by Conduit to ClientConnect pursuant to the Split Agreement or that arose after the Split Closing and relates to the ClientConnect business (a "ClientConnect Receivable"), Conduit will promptly transfer such payment to ClientConnect. If ClientConnect receives, at any time after the Split Closing, any payments arising prior to the Split Closing and related to the ClientConnect business (a "Conduit Receivable"), ClientConnect will promptly transfer such payment to Conduit. If ClientConnect receives, at any time after the Split Closing, an invoice or demand to make payment in respect of a current liability of ClientConnect that under the Split Agreement is an excluded liability (a "Conduit Payable"), ClientConnect will promptly deliver such invoice or demand to Conduit for payment. Finally, if Conduit receives an invoice or demand to make payment in respect of a liability of ClientConnect that under the Split Agreement is an assumed liability (a "ClientConnect Payable"), Conduit will promptly deliver such invoice or demand to ClientConnect for payment.

No later than January 28, 2014, each party will deliver to the other party a certificate detailing the ClientConnect Receivables, Conduit Receivables, Company Payables and Conduit Payables, as the case may be, that in its good faith it believes were received or owed or of which it has knowledge. If pursuant to such certificate (as finally determined pursuant to a dispute resolution process) an amount is due to be paid by Conduit to ClientConnect (the "Working Capital Shortfall"), then an amount equal to the Working Capital Shortfall will be set-off and be deemed to have been repaid from the then-outstanding amounts due under the Credit Line (or the Reserve Loan Amount, as applicable). If pursuant to such certificate, an amount is due to be paid by ClientConnect to Conduit ("Working Capital Excess"), then ClientConnect will pay Conduit an amount equal to the Working Capital Excess together with any Reserve Loan Amount, as applicable.

ClientConnect Business

Overview

Conduit’s ClientConnect business (sometimes referred to in this section as "ClientConnect") offers, inter alia, a proprietary cloud-based toolbar generating platform (the "platform"), which allows online publishers to create, implement and distribute web browser toolbars and other software products and services to targeted audiences, and to subsequently administer such toolbars. The platform includes software applications and tools that provide comprehensive solutions for the full customization of the toolbar graphical user interface ("GUI"), as well as additional features, tools and services (such as a search box, home page takeover, web applications, search protect and value apps), through a user-friendly online drag and drop system.

Publishers distribute their customized toolbars together with features, tools and services made available via the platform, including additional third party content features or services that publishers decide to offer to end users, who can then choose to download and install the toolbars and the related features or services (as applicable).  End users may also utilize the toolbars for Internet searches that are powered by search providers with which ClientConnect contracts.  As part of the toolbar installation process, end users are able to (i) replace their home page with the ClientConnect home page, where users may conduct searches or follow links to advertisements that advertisers may display; (ii) install ClientConnect search protect software, which is designed to maintain the end user's selected browser settings and to prevent third party software downloads from changing such settings; and (iii) use the value apps tool (a tool developed by ClientConnect for the aggregation and optimization of ClientConnect and third party applications, services and offers), which is offered as a toolbar feature or as a standalone software product to end users.

In addition to enabling searches via downloadable customized toolbars, ClientConnect also allows online publishers to set up syndicated searches on their individual websites, and to monetize their users’ other search assets, such as browser default search, new tab search, and error page redirection.

ClientConnect's toolbar platform has been used by over 260,000 publishers in over 120 countries, and customized toolbars have been distributed to over 250 million users around the world.

As stated above, ClientConnect also sells advertising space on its home search page to various advertising networks, which pay ClientConnect through a series of intermediaries, for such advertisement services.  These ads are completely independent of ClientConnect's relationship with its search providers.

Industry Background

Over the past decade, Internet usage around the world has increased considerably. According to a 2011 report by the International Telecommunication Union, the number of Internet users grew from 1.2 billion in 2006 to 2.3 billion in 2011. As Internet proliferation continues and consumers increasingly leverage the Internet to engage and communicate with each other, consumers are increasingly utilizing the Internet to search for, compare and research goods and services, the vast majority of which are still purchased from local retailers rather than online. This has created a valuable and growing platform for advertisers to reach consumers.  ClientConnect believes that the  Internet is driving several trends, including:

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Software business models are continuing to evolve. Software vendors traditionally have sought to build powerful, full-featured applications and distribute them directly to consumers and businesses. Over the past decade, the growing ubiquity of low-cost, high-speed Internet access, an increased focus on attracting users on a global basis and a drive to reduce adoption barriers have driven software vendors to adopt new business models, such as:

o	Distribution of software online, either directly or through third party online distribution channels, replacing the traditional need to rely on physical retail distribution;

o	Simple, task-specific applications, such as music and video players, video chat services and utility applications that are easy to distribute online have grown in popularity;

o	Software-as-a-Service ("SaaS"), distribution methods have become widespread with users now accustomed to subscription-based and pay-as-you-go pricing; and

o	Adoption of new revenue models, including free-to-download software (with feature and function upgrades for a fee) and advertisement-supported software.

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Challenge of monetization. Consumers present software publishers with a monetization challenge given consumers’ reluctance to pay for software. To overcome that challenge, software publishers are increasingly adopting a free model centered on monetization through advertising, which enables software publishers to generate revenues from end users who otherwise might have been unwilling to purchase their products or services. This model, centered around monetization of content through advertising, has been successfully utilized by television, radio and online content channels for many years.

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User loyalty challenge. Given the preponderance of online publishers and their competing software and applications that are usually freely available, new and even experienced publishers find it difficult to ensure that their users remain with them on an ongoing basis in a manner that enables publishers to reap the economic benefits from their products.

ClientConnect Solutions

Benefits of ClientConnect Solutions

The ClientConnect solutions - consisting, inter alia, of the platform and additional search assets that may be set up on an online publisher’s website or by their users - enable an online publisher to overcome the challenges associated with monetization of the software or other products offered by publishers, as well as the problem of lack of user loyalty. By utilizing the platform to create a customized toolbar that can be distributed to, and installed by, an end user at no cost, publishers can design toolbars unique to their respective businesses, which, when installed by users, enable publishers to connect and engage with their users, extend their reach to additional users, boost traffic to their websites, and build overall brand awareness.

Online publishers can also monetize their products and/or websites via additional search assets (which include browser default search, home page takeover, new tab search, error page redirection or other search links), and can customize the toolbars provided by ClientConnect to include additional advertising content and generate additional advertising revenues.

The solutions offered by ClientConnect to publishers provide the following benefits:

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Constant contact with users builds loyalty.  By enabling downloads of a customized toolbar that is compatible with all major browsers and remains with users, publishers are given an opportunity to remain visible to users on an ongoing basis.  A downloaded toolbar can be updated on a real-time basis by publishers allowing users to remain aware of the latest features and upgrades to the publishers' products.  Such constant engagement helps build and maintain user loyalty.

•	Monetization features.

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Toolbars. Most publishers are initially paid by ClientConnect for each installation of their customized toolbars by an end user, while some are also paid based on the number of average daily active users of the customized toolbar.  Publishers also earn fees from ClientConnect on a pay-per-search or revenue sharing basis for search activity emanating from the toolbars' incorporated search engine and related searches from other search assets.

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Syndication and Search Assets. Publishers can also monetize their products and websites via search syndication, whereby publishers incorporate a search engine on their products and websites, and via users' other search assets such as browser default search, new tab search, home page takeover and error page redirection.  As with toolbars, publishers who generate search activity earn fees from ClientConnect on a pay-per-search or revenue sharing basis for syndicating search and from their users' searches on other search assets.

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Innovative, powerful technology. The cloud-based platform is backed by a powerful infrastructure, advanced application programming interfaces (APIs) and is able to easily scale up or down based upon the system it is running on.  Publishers are therefore not likely to experience technical difficulties in using it to develop a toolbar or for any of its other features.

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Broad distribution.  The platform enables publishers to reach users in over 80 languages and more than 120 countries, thereby maximizing the exposure that publishers receive for their products and applications.

Description of Various ClientConnect Solutions

Online publishers who choose to utilize the ClientConnect solutions for one of any number of reasons, including to improve the visibility of or better monetize their products, services or websites, may freely work with the platform or other search assets, as well as with other solutions offered by ClientConnect.  The primary solutions consist of the following:

Web-Based Toolbar Platform

The primary solution offered by the business is a cloud-based toolbar and apps generation platform that publishers may customize and distribute to targeted audiences who download and install the toolbar on their web browser. Publishers customize toolbars through a user friendly, online drag and drop system. For each toolbar installation by an end user, the business generally pays a set fee to the publisher in consideration for toolbar installation, the amount of daily active users, any additional software downloaded and/or in accordance with any other economic model as adopted by ClientConnect from time to time.

A toolbar may be equipped by publishers with features or services that include, among others:

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Search box.  The search box is the most central feature of the toolbar, enabling users to conduct Internet searches. The searches are powered by search providers that contract with ClientConnect.  For United States and Canadian users, Microsoft Bing is most likely to serve as the search provider, whereas for users throughout the rest of the world Google and Yahoo are more likely to serve as the search providers.  ClientConnect's agreements with these search providers are described below under "Material Agreements with Search Providers".

•	Home page takeover. This feature results in taking over the homepage of a user’s browser during the installation process of the toolbar.

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Value Apps. This serves as a tool for aggregating and optimizing applications, services and offers.  It enriches a user's web experience by offering deals, coupons and related content. It is compatible with all major web browsers, including Google Chrome, Internet Explorer and Mozilla Firefox. Value Apps is a general name which includes the add-ons described below (under "Applications"). Besides being offered as a tool for the toolbar, it may also (or instead) be incorporated during the installation process of publisher’s software as standalone software for use by end users (as described below under "Value Apps"). This serves as an effective monetization mechanism, as ClientConnect compensates a publisher either based on a fixed fee per installation or via a revenue sharing arrangement for revenue generated when users follow the links related to the applications, services and offers included in Value Apps.

Additional Search Assets

ClientConnect's solutions also enable online publishers to set up other search assets on their individual websites, such as a search box. Other syndicated search assets are set on the end user’s computer (e.g., browser, search box, home page, new tab and error page), including the following:

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Search Syndications: Publishers may incorporate a search box on their own websites that is powered by ClientConnect's search providers and which pay ClientConnect fees for searches emanating from such search box.  These search syndications can only be incorporated to the extent that Microsoft Bing or Yahoo serves as the search provider, and they may not be incorporated if Google serves as the search provider.

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Browser Default Searches; New Tab; Error Page: During the installation process of publisher software or a toolbar, ClientConnect may take over other search assets such as the default search set in one or more browsers installed on an end user's computer and browsers' new tabs. Additionally, in the event that end users generate either an error URL or an error search query, ClientConnect can provide a search field to redirect the requested search. These assets generate additional searches per user and further increase monetization.

Search Protect

Search Protect is an additional, stand-alone software solution offered by ClientConnect.  This software, which can be offered to end users during the toolbar installation or as a standalone feature, protects end users' choices of browser search settings. Search Protect is designed to enable an end user to maintain its selected browser settings and to prevent third party software downloads from changing those search settings.  Changes made to browser search settings may, however, be saved by an end user through Search Protect itself. Search Protect protects the search settings for all major browsers, including Mozilla Firefox, Google Chrome and Internet Explorer.

Applications

Besides search-related tools, ClientConnect makes available to its publishers, whether for inclusion in customized toolbars or directly on publishers’ websites, a variety of downloadable applications that offer users the ability to engage in a number of activities online, such as play games, send e-cards and decorate e-mails and web pages. Many of the applications that ClientConnect has developed enable users to personalize their online activities and make them more expressive and fun. Other applications target users with a special or passionate interest in select vertical categories (such as television, sports, shopping and gossip, and others) or that provide users with particular reference information (such as maps or weather forecasts). These applications include various applications which are available at http://apps.conduit.com/?lang=he.  All applications are distributed to users free of charge.

Strategy

ClientConnect's intends to pursue its business model by, among other things:

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broadening its publisher base and deepening its connection with existing publishers by increasing  marketing efforts and adding methods of advertising to reach out to more publishers of Internet content;

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expanding its existing platform and/or developing new platforms that will offer (i) an even wider array of applications and features to publishers for customization and protection of search assets that they distribute, thereby broadening the usefulness of the search assets to end users whose use of the search assets would increase as a result, and (ii) other monetization tools; and

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advancing its technological capabilities by continuing to invest in research and development efforts, which serve as the basis for its efforts to further enhance its existing platform and develop new platforms for publishers.

Marketing, Sales and Distribution

Marketing

ClientConnect's marketing strategy is focused on increasing awareness of its platform and monetization tools in order to expand its publisher base and increase publisher and end user loyalty. ClientConnect also focuses heavily upon the identification of publisher and end user needs. ClientConnect initiates marketing programs and campaigns to drive lead generation throughout the regions in which the business and its publishers operate. This allows ClientConnect to measure and analyze the success of various marketing tactics. Based on its analysis, ClientConnect creates and updates the roadmaps and individual marketing plans for the platform and other search assets and monetization tools to help optimize distribution while ensuring a smooth process of release and ramp-up.

ClientConnect uses a variety of inbound and outbound marketing methods to reach potential publishers. Inbound methods include a variety of online marketing strategies such as search marketing (for example, search engine optimization and pay-per-click advertising), social media, blogs, syndication, webinars and white papers. Outbound channels include more traditional marketing methods such as press releases, print advertisements, trade magazine articles, direct mail and e-mail, websites, brochures, tradeshows, newsletters, industry associations and referrals. In addition, ClientConnect has developed domestic and international on-site demonstration capabilities in certain of its regional offices.

Geographical structure of marketing organization

The marketing efforts for the platform, search assets and other monetization tools focus on generating positive exposure and offsetting potential negative publicity from online or offline publications.  The geographical reach of these efforts is worldwide with a focus on the United States.  There is no marketing organization in place that concentrates solely on one particular solution.

The sales organization for the platform, search assets and other monetization tools is divided into groups based on North America and rest of world. This structure allows ClientConnect to align its sales and marketing resources with its diverse publisher base. ClientConnect's sales organization in each region provides sales support throughout the particular region.

Websites

ClientConnect provides search, content and other services through several destination websites belonging to Conduit. Following the Split and the short transition period thereafter, ClientConnect will cease using these URLs and the brand "Conduit".

Material Agreements with Search Providers

The vast majority of ClientConnect revenues are derived from services agreements with Microsoft Inc. ("Microsoft"), and Google Ireland Limited ("Google"), which together accounted for approximately 98%, 96% and 86% of ClientConnect's revenues in 2011, 2012 and the first six months of 2013, respectively.

Agreement with Microsoft

The agreement with Microsoft (the "Microsoft agreement"), which Conduit entered into in November 2010 and which was subsequently amended in May 2011 (the agreement’s term runs through December 31, 2014) accounted for 89%, 81% and 56% of ClientConnect's revenues in 2011, 2012 and the first six months of 2013, respectively. The fees payable by Microsoft to ClientConnect under the Microsoft agreement are payable based on either a fixed price, pay-per-search basis that is tied to the number of searches conducted by end users and in certain instances, a share of the revenue generated as a result of searches conducted by end users who utilize the search engine that appears on toolbars created by publishers through ClientConnect's platform.  The fees payable to ClientConnect vary annually over the term of the agreement, decreasing significantly during the last two years (2013 and 2014) of the term of the agreement compared to the first two years (2011 and 2012). To a lesser extent, the business also syndicates Microsoft-provided searches through publishers' websites with which the business enters into syndication agreements.  Under the agreement, Microsoft had exclusivity in 2011 and 2012 in providing search services and search monetization services through platform-generated toolbars in the United States.  Despite the termination of the exclusivity period under the Microsoft agreement, Microsoft Bing currently remains the effective main search provider for searches conducted through platform-generated toolbars in the United States and Canada.

The absolute reduction in ClientConnect’s Microsoft-based revenues in the first six months of 2013 (by $162.1 million) relative to the corresponding period of 2012 resulted in a reduction in the percentage of ClientConnect's overall revenues generated from Microsoft over the first six months of 2013 relative to all of 2012.

Agreement with Google

ClientConnect's agreement with Google, which Conduit entered into in 2011, and which was subsequently replaced by a substantially similar agreement entered into on September 1, 2013 for a term of two years, has historically been the second largest source of revenue for ClientConnect, accounting for 9%, 15% and 30% of ClientConnect's revenues in 2011, 2012 and the first six months of 2013, respectively. Google serves as the main provider of search services to end users of platform-generated toolbars in all locations outside of the United States and Canada. Revenues are paid on the basis of a revenue-sharing arrangement with Google, entitling ClientConnect to a percentage of the revenues generated by Google as a result of searches conducted by end users through search engines integrated by ClientConnect solutions.

Effective as of February 1, 2013, Google released new guidelines concerning the use of downloadable software with its search engine, which restricted the ability to "take over" search assets.  The impact of this reduction in search assets takeover encouraged the ClientConnect business to switch more traffic to Microsoft Bing, and was already noticeable in the second quarter of 2013, as ClientConnect's revenues from the Google agreement fell in that quarter by 31%.

For more financial information related to ClientConnect's agreements with Microsoft and Google, please see "Operating and Financial Review of ClientConnect" included elsewhere in this proxy statement.  For a discussion of the risks accompanying ClientConnect's substantial dependence on its agreements with Microsoft and Google, please see "Risk Factors – Risks Related to ClientConnect" included elsewhere in this proxy statement.

Competition

ClientConnect competes with a wide variety of parties in its efforts to: (i) attract users to download and utilize its platform-based toolbars (including the search box contained therein); (ii) attract publishers to develop, market and distribute the platform-based toolbars to end users; and (iii) attract advertisers to display advertisements on ClientConnect's home search page. In the case of branded search services, ClientConnect competes with Google, Yahoo, Bing, Ask.com and other destination search websites and search-centric portals (some of which provide a broad range of content, services and/or links to various desktop applications), third party toolbars, convenience search and application providers, other search technology and convenience service providers (including internet access providers, social media platforms, online advertising networks, traditional media companies and companies that provide online content). When the business markets its search and content services, its competitors include destination websites that primarily acquire traffic through paid and algorithmic search results.

Some of ClientConnect's current and potential competitors have longer operating histories, greater brand recognition, larger customer bases and/or significantly greater financial, technical and marketing resources than it does. As a result, these competitors have the ability to devote comparatively greater resources to the development and promotion of their products and services, which could result in greater market exposure for their products and services relative to those offered by ClientConnect.

ClientConnect's ability to attract publishers is dependent in large part on its ability to pay higher rates to such publishers, its success in creating strong commercial relationship with publishers that have successful software, websites or distribution channels, and its ability to differentiate its monetization tools and software (including toolbars and other applications) from those of its competitors, primarily through providing customized toolbars and access to search and other services through its toolbars.

Research and Development

ClientConnect maintains an ongoing program of research and development ("R&D"), to expand the existing platform and develop new platforms that will offer (i) an even wider array of applications and features to publishers for customization and protection of search assets that they distribute, thereby broadening the usefulness of the search assets to end users, whose use of such would increase as a result and (ii) other monetization tools, and to enhance its back-end systems supporting its analytical capabilities and growth. ClientConnect's R&D department is divided into groups based on scientific disciplines and types of applications and products.

ClientConnect invests a significant amount of its resources in R&D as it believes that superior technology is key to maintaining a leading market position. ClientConnect's R&D expenses were $18.3 million, $16.9 million, $10.2 million in 2011, 2012 and the first six months of 2013.

Intellectual Property

ClientConnect considers its proprietary technology to be important to the development of its platform and related applications and seeks to protect such technology through a combination of patents, trade secrets, confidentiality agreements and other contractual arrangements with its employees, consultants, publishers, end users and others. As of June 30, 2013, ClientConnect had four granted patents and one pending patent application in the United States, along with international applications pursuant to the Patent Cooperation Treaty. The principal patents that have been issued have expiration dates ranging from 2025 to 2029.

ClientConnect management believes that, while ClientConnect's patents provide it with a competitive advantage, its success depends primarily on its marketing, business development, applications, know-how and ongoing research and development efforts. Accordingly, management believes that the expiration of any of its patents or patent licenses, or the failure of any of its patent applications to result in issued patents, would not be material to its business or financial position. In any event, there can be no assurance that ClientConnect's patents or other intellectual property rights will afford it a meaningful competitive advantage.

Customers

As of June 30, 2013, ClientConnect's toolbar platform has been used by over 260,000 publishers in over 120 countries, and customized toolbars have been distributed to over 250 million users around the world.  ClientConnect is dependent heavily upon its relationships with Microsoft and Google, which together accounted for approximately 98%, 96% and 86% of ClientConnect's revenues in 2011, 2012 and the first six months of 2013, respectively.

Property

ClientConnect leases facilities in Foster City, California, which it utilizes for the business unit of the west coast (ClientConnect Inc.) under a lease agreement with a term of three years that expires on July 26, 2014, and for which the annual rent amount is approximately $300,000. Our ClientConnect employees in Israel will be situated in the offices leased by Conduit in Ness-Ziona, Israel, during the transition period pursuant to the Office and Administrative Service Agreement.

As of June 30, 2013, ClientConnect leased office space as specified in the table below. The aggregate annual lease payments for ClientConnect's facilities during 2012 were approximately $277,500.

Location	Approximate square feet
Foster City, California	6,903

Employees

The total number of ClientConnect full-time employees, and the distribution of its employees (i) geographically and (ii) within the divisions of the business, in each case as of December 31, 2012 and June 30, 2013 are set forth in the following two tables, respectively:

	Number of full-time equivalent employees by region as of
Region	June 30, 2013	December 31, 2012
Israel	225 (8 part time)	204 (8 part time)
United States	11	13
Total	236	217

	Number of full-time equivalent employees by function as of
Division	June 30, 2013	December 31, 2012
BSS	40	37
Product units (TB, DM, Value Apps, Search, Tech Innov.)	136	129
Customer service	0	4
Sales and marketing	42	35
General and administrative (HR, legal, compliance, finance)	18	12
Total	236	217

While none of ClientConnect's employees is party to any collective bargaining agreements, certain provisions of the collective bargaining agreements between the Histadrut (General Federation of Labor in Israel) and the Coordination Bureau of Economic Organizations (including the Industrialists' Associations) are applicable to ClientConnect's employees in Israel by order of the Israel Ministry of Labor. These provisions primarily concern the length of the workday, minimum daily wages for professional workers, pension fund benefits for all employees, insurance for work-related accidents, procedures for dismissing employees, determination of severance pay and other conditions of employment. ClientConnect generally provides its employees with benefits and working conditions beyond the required minimums.

ClientConnect has never experienced any employment-related work stoppages and believes that its relationships with its employees are good.

Legal Proceedings

For a description of the material legal proceedings to which the ClientConnect business is subject, please see Note 8(c)-(e) of Conduit’s consolidated financial statements as of June 30, 2013, included elsewhere in this proxy statement. Under the Split Agreement, the liabilities with respect to such legal proceedings will not be transferred from Conduit to ClientConnect.

Selected Pro Forma Financial Data of ClientConnect

The tables below set forth certain selected pro forma financial data for the ClientConnect business of Conduit (sometimes referred to in this section as "ClientConnect").  The data below has been derived from the historical consolidated financial statements of Conduit, included elsewhere in this Proxy Statement, on a pro forma basis. The selected pro forma financial data for all periods presented has been derived from the data that is contained in the unaudited pro forma financial information of Conduit that is included elsewhere in this proxy statement.

Conduit’s historical financial statements include results related to several product lines, including a proprietary toolbar generating platform utilized by the ClientConnect business, and four other product lines: Mobile app platform, Quick launch, U browser and Wibiya floating bar (such other product lines referred to herein as the "Conduit Initiatives"). Conduit has historically managed its business as one reportable segment. Upon the consummation of the Split, which is expected to occur on December 31, 2013, ClientConnect Ltd. will report the results of operations of the legal spun-off entity (ClientConnect Ltd.) and its ClientConnect business as continuing operations, whereas the Conduit Initiatives activities will be treated as discontinued operations in accordance with relevant accounting requirements. Therefore, from an accounting perspective, the Conduit Initiatives activities will be treated as having been spun-off from the ClientConnect business.

Upon the closing of the Share Purchase, expected to occur in January 2014, ClientConnect Ltd. will account for the transaction in accordance with relevant accounting requirements as a reverse acquisition, whereby Perion will be deemed the accounting acquiree and ClientConnect Ltd. will be deemed the accounting acquirer.

The pro forma financial data below reflects the historical financial information of the ClientConnect business as if the Split had occurred as of June 30, 2013.  Pro forma information for all reported periods presents the balance sheet and statements of operations of Conduit as if: (a) ClientConnect was legally incorporated and (b) the Split was legally consummated as of June 30, 2013, although ClientConnect was legally incorporated on July 23, 2013 and the Split is expected to be consummated on December 31, 2013. The balance sheet also reflects the effect of the receipt of the Credit Line.

In preparing the pro forma financial data for the ClientConnect business (continuing operations) for the periods presented below, balance sheet, income and expense items that have been identified as specifically related to the ClientConnect operations have been allocated to the ClientConnect business in their entirety, while balance sheet, income and expense items that have been shared by the ClientConnect business with the other divisions of Conduit have been allocated on a proportional basis. Expenses related to corporate functions such as shared research and development, occupancy, accounting, treasury, legal, human resources, corporate marketing and management have been allocated based on the relative headcount of the ClientConnect business and Conduit Initiatives operations.  These costs also include employee compensation and related benefits, including share based compensation.

Conduit’s management believes the assumptions made and methodology used in preparing the pro forma financial data for ClientConnect are reasonable and that all of the ClientConnect costs of doing business, comprised of those costs that are clearly applicable to ClientConnect as well as those that are reasonably allocable due to corporate shared service expenses incurred by Conduit on ClientConnect’s behalf, have been reflected in the financial data presented below.

The information set forth below is not necessarily indicative of the results that would have been achieved if ClientConnect had operated as a stand-alone entity for the periods presented, nor is it indicative of the future operations of ClientConnect assuming the consummation of the Split and the Share Purchase. You should read the selected pro forma financial and other data together with the audited consolidated financial statements of Conduit and the related notes thereto, the unaudited pro forma financial information of ClientConnect, and the section entitled "Operating and Financial Review of ClientConnect", each of which appears elsewhere in this Proxy Statement.

Selected ClientConnect Pro Forma Statement of Income Data (1) (U.S. dollars, in thousands)
	Six months ended June 30,	Year ended December 31,
	2013	2012	2012	2011
Revenues	$160,450	$259,723	$537,008	$481,724
Costs and expenses:
Cost of revenues	2,954	2,643	5,513	4,168
Traffic acquisition costs	81,975	49,253	119,555	113,358
Research and development	10,243	7,493	16,858	18,346
Sales and marketing	4,948	3,944	7,920	17,917
General and administrative	6,053	2,296	4,705	4,126
Operating income	54,277	194,094	382,457	323,809
Financial income (expense), net	1,305	1,640	7,696	(636)
Income before taxes on income	55,582	195,734	390,153	323,173
Taxes on income	8,572	29,607	75,435	22,564
Net income	$47,010	$166,127	$314,718	$300,609
_________________

(1) This selected pro forma statement of income data reflects only the continuing operations of the ClientConnect business (continuing operations) and excludes results of operations relating to the Conduit Initiatives activities (discontinued operations), as those activities will not be transferred to ClientConnect Ltd. pursuant to the Split and will not be acquired by our company pursuant to the Share Purchase.

Selected ClientConnect Pro Forma Historical Continuing Operations Balance Sheet Data (Pre-spin-off) (1) (U.S. dollars, in thousands)
	As of
	June 30, 2013	December 31, 2012	December 31, 2011
Cash and cash equivalents	$228,085	$78,395	$41,239
Total assets	322,872	293,039	312,230
Total liabilities	52,759	63,285	46,122
Discontinued operation net assets	11,076	14,267	19,736
Shareholders’ equity	$281,189	$244,021	$285,844
_________________

(1) Selected pro forma balance sheet data reflects the assets and liabilities attributable to the ClientConnect business only, and excludes assets and liabilities attributable to the Conduit Initiatives activities (discontinued operations).  Not all of these assets and liabilities attributable to ClientConnect will be transferred to ClientConnect Ltd. pursuant to the Share Purchase, as the ClientConnect business will be spun off on a cash-free, debt-free basis.

The following balance sheet data for the ClientConnect business reflects the spin-off of the ClientConnect business pursuant to the Split on a cash-free, debt-free basis, as well as the receipt by the ClientConnect business of the Credit Line to finance its working capital:

Selected ClientConnect Pro Forma Continuing Operations Balance Sheet Data (Post-spin-off) (1)
(U.S. dollars, in thousands)
As of June 30, 2013

Cash and cash equivalents	$5,000
Total assets	$37,835
Total liabilities	$15,133
Shareholders’ equity	$22,702
______________

(1) Pursuant to the Split, Conduit (the Conduit Initiatives business) will provide to the ClientConnect business the Credit Line of up to $20 million to finance working capital requirements of the ClientConnect business.  For purposes of this balance sheet data, it has been assumed that the ClientConnect business will only draw upon the Credit Line in an amount of $5 million. This balance sheet data also excludes any effect of additional share-based compensation expense that might be triggered as a result of the Split.

Operating and Financial Review of ClientConnect

Management Overview

Conduit’s ClientConnect business (sometimes referred to in this section as "ClientConnect") offers, inter alia, a proprietary cloud-based toolbar generating platform (the "platform"), which allows online publishers to create, implement and distribute web browser toolbars and other software products and services to targeted audiences, and to subsequently administer such toolbars. The platform includes software applications and tools that provide comprehensive solutions for the full customization of the toolbar graphical user interface, as well as additional features, tools and services (such as a search box, home page takeover, web applications, as well as ClientConnect's Search Protect and Value Apps products), through a user-friendly online drag and drop system.

Publishers distribute their customized toolbars together with features, tools and services made available via the platform, including additional third party content features or services that publishers decide to offer to end users, who can then choose to download and install the toolbars and the related features or services (as applicable).  End users may also utilize the toolbars for Internet searches that are powered by search providers with which ClientConnect contracts. As part of the toolbar installation process, the end users are able to: (i) replace their home page with the ClientConnect home page, where users may conduct searches or follow links to advertisements that advertisers may display; (ii) install ClientConnect search protect software, which is designed to maintain the end user's selected browser settings and to prevent third-party software downloads from changing them; and (iii) use the value apps tool (a tool developed by ClientConnect for the aggregation and optimization of ClientConnect's and third party applications, services and offers), which is offered as a toolbar feature or as a standalone software to end users.

In addition to enabling searches via downloadable customized toolbars, ClientConnect also allows online publishers to set up syndicated searches on their individual websites, and to monetize their users’ other search assets, such as browser default search, new tab, and error pages.

ClientConnect generates a substantial majority of its revenues from payments received from Internet search providers that power the searches conducted by end users through the customized toolbars created by publishers. The goal of ClientConnect's business model is to increase the installed base of users who have downloaded the toolbars and continuously engage them and grow ClientConnect's market share for Internet searches, which will generate increased revenues from search providers with which ClientConnect partners.  ClientConnect also seeks to increase ongoing revenues from advertising networks on ClientConnect's home search page, which will become more feasible as ClientConnect's toolbars become more widespread and the ClientConnect search page becomes more popular. ClientConnect intends to pursue its business model by, among other things:

•
broadening ClientConnect's publisher base and deepening its connection with existing publishers by increasing marketing efforts and adding methods of advertising to reach out to more publishers of Internet content;

•
expanding ClientConnect's existing platform and/or developing new platforms that will offer (i) a wider array of applications and features to publishers for customization and protection of search assets that they distribute, thereby broadening the usefulness of the search assets to end users, whose use of the search assets would increase as a result, and (ii) other monetization tools; and

•
extending ClientConnect's technological capabilities by continuing to invest in its research and development efforts, which underlies ClientConnect's effort to further enhance its existing platform and develop new platforms for publishers.

Conduit introduced its cloud-based platform in 2005, at which time it began distributing its toolbars.  ClientConnect's revenues have grown on a year-to-year basis from approximately $87 thousand in 2006 to approximately $537 million in 2012. ClientConnect has been profitable since the year ended December 31, 2008, and recorded net income of $314.7 million and $47.0 million in the year ended December 31, 2012 and the six months ended June 30, 2013, respectively, on a pro forma, stand-alone basis (after excluding all components of Conduit’s business that will not be transferred to ClientConnect as part of the Split). In 2012 and the first six months of 2013, ClientConnect derived almost all of its Internet search-related revenues from the activities of users in two regions, with North America accounting for 83% and 61% of its revenues and Europe accounting for 12% and 29% of its revenues, respectively, during those periods. As described below, ClientConnect's search providers accounted for the vast majority of ClientConnect's revenues during those periods.

Key Measures of ClientConnect’s Performance:

Revenues

Sources of Revenues

Agreements with Search Providers

The vast majority of ClientConnect's revenues are derived from service agreements with Microsoft Online Inc. ("Microsoft") and Google Ireland Limited. ("Google"), which together accounted for approximately 98%, 96% and 86% of ClientConnect’s revenues in 2011, 2012 and the first six months of 2013, respectively.  Under these agreements, Microsoft and Google provide search services and search monetization services for searches that are conducted by end users through toolbars that are generated by publishers from ClientConnect's proprietary platform.

Agreement with Microsoft

The agreement with Microsoft (the "Microsoft agreement"), was entered into in November 2010 and which was subsequently amended in May 2011 and runs through December 31, 2014, accounted for 89%, 81% and 56% of ClientConnect's revenues in 2011, 2012 and the six months ended June 30, 2013, respectively. The agreement with Microsoft provides for fees to be paid to ClientConnect primarily on a fixed price, pay-per-search basis that is tied to the number of searches conducted by end users, and in certain instances a share of the revenue generated as a result of searches conducted by end users who utilize the search engine that appears on toolbars created by publishers through ClientConnect's platform or who conduct searches via other search resources, such as syndicated searches on a publisher’s website or browser default searches. The fees payable to ClientConnect vary annually over the term of the agreement, decreasing significantly during the last two years (2013 and 2014) of the term of the agreement compared to the first two years (2011 and 2012). Under the agreement, Microsoft received exclusivity in providing search services and search monetization services through platform-generated toolbars to ClientConnect in the United States in 2011 and 2012.

Recent Trends under Microsoft Agreement

As described above, the fees to be paid per search by Microsoft to ClientConnect are substantially lower pursuant to the terms of the agreement beginning in 2013 relative to the fees paid per search in 2011 and 2012.  The absolute reduction in ClientConnect’s Microsoft-based revenues in the first six months of 2013 (by $162.1 million) relative to the corresponding period of 2012, resulted in a reduction in the percentage of ClientConnect's overall revenues generated from Microsoft over the first six months of 2013 relative to all of 2012. We expect this to continue in the second half of 2013, and as a result, absolute revenues and the relative percentage of revenues from Microsoft to be lower than those in 2012.  Despite the decreases in absolute revenues, the total number of searches conducted by ClientConnect's end-users under the Microsoft agreement has risen significantly, from 1.4 billion in the first six months of 2012 to 2.4 billion in the first six months of 2013, evidencing growth in this key indicator of present and future revenue generation.  Notwithstanding the termination of the exclusivity period under the Microsoft agreement, Microsoft remains the main search provider for searches conducted through platform-generated toolbars in the United States and Canada.

Agreement with Google

Conduit’s agreement with Google, which Conduit entered into in 2011 and which was subsequently replaced by a substantially similar agreement entered into on September 1, 2013 for an additional term of two years, has been the second largest source of revenue for ClientConnect, accounting for 9%, 15% and 30% of ClientConnect's revenues in 2011, 2012 and the six months ended June 30, 2013, respectively. Google serves as the main provider of search services to end users of platform-generated toolbars in all locations outside of the United States and Canada. Revenues are paid on the basis of a revenue-sharing arrangement with Google, with ClientConnect entitled to a percentage of the revenues generated by Google as a result of searches conducted by end users through its search engines.

Recent Trends under Google Agreement

Effective as of February 1, 2013, Google released new guidelines concerning the use of downloadable software with its search engine, restricting the takeover of search assets and limiting the ability to bundle additional software and products. Conduit felt the impact of this reduction in search assets takeover and limitation in bundling in the second quarter of 2013, as ClientConnect's revenues from the Google agreement fell from $28.2 million, constituting 36% of ClientConnect's revenues in the first quarter of 2013 to $19.5 million, or 24% of ClientConnect's revenues for such period. Conduit anticipates that there may be further reductions in revenue for ClientConnect in future periods under the Google agreement as a result of the new guidelines. However, because the percentage of ClientConnect's total revenues attributable to the Google agreement began decreasing in the second quarter of 2013, the impact of those potential further decreases will not likely be as material as the reductions in revenue under the agreement we experienced in prior comparable periods.

Additional Source of Revenues - Advertising

In addition to fees paid by search providers, ClientConnect also generates a smaller percentage of its revenues (approximately 9% in the second quarter of 2013) from advertising.  Various advertising networks pay ClientConnect, through a series of third parties, for advertisements that they place on ClientConnect's home search page.  The fees that are payable under these agreements are dependent upon the number of clicks on the linked advertisements that are placed by the advertising networks.  Because the placement of these advertisements, and the related revenues generated, are not necessarily tied to, or dependent upon, ClientConnect's primary revenue sources (the agreements with Microsoft and Google) they come from a variety of sources and may not be subject to the same trends and risks described above in connection with the Microsoft and Google agreements. The demand among advertising networks that place these advertisements is also flexible, which enables ClientConnect to seek additional advertisement arrangements as it deems necessary or favorable for the ClientConnect business.

Overall Trends and Factors Related to Revenues

Due largely to the significant reduction in the price per search fees paid by Microsoft to ClientConnect under the Microsoft agreement beginning in 2013, ClientConnect's revenues for the first six months of 2013 have reflected a significant decrease relative to the corresponding period in 2012. ClientConnect's management views the decrease in revenues due to this pricing reduction as a non-recurring event, and expects that once all periods that are impacted by this decrease in comparison to prior year periods are complete (that is, through the end of 2013), revenues will resume the trend of steady increases relative to prior year periods.

ClientConnect's generation of revenues from agreements with search providers is driven primarily by its relationship with publishers, which utilize ClientConnect's platform for designing and distributing search toolbars.  In recent years, ClientConnect’s traffic acquisition costs mainly consisted of payments that publishers were entitled to receive primarily on a pay-per-user basis, which was determined in an ongoing manner based on the daily number of active users utilizing a toolbar derived from ClientConnect's platform who had received the toolbar from that publisher.  Commencing in the third quarter of 2012, ClientConnect changed the primary model for its traffic acquisition costs to a pay-per-install ("PPI") model, under which publishers are paid up-front each time they distribute a platform-generated toolbar to an end user and the end-user installs the toolbar. This shift in payment models has an adverse impact on ClientConnect's results of operations in the short term, as the traffic acquisition costs related to a given user are recorded as an expense as incurred, when a user downloads a toolbar, whereas the related revenues are generated from that user only if and when the user performs searches (for which ClientConnect receives payments from its search providers).

ClientConnect has generally experienced elastic demand for its platform-generated toolbars, which is tied to prices that it pays to publishers under the PPI payment model whereby ClientConnect compensates publishers for downloads of such toolbars. If ClientConnect decides to pay more to its publishers per end-user-download this increases the traffic acquisition costs for ClientConnect but also generally increases traffic by end users, as publishers tend to recruit a greater number of users for downloads and higher quality downloads when motivated by the higher fee. Increased traffic and higher quality end users, in turn, result in greater revenues for ClientConnect from payments from search providers for searches performed by such end users. The amount that ClientConnect is willing to pay to a particular publisher is generally a function of (i) the quality of the publisher’s published materials and (ii) the deemed potential for revenue generation from such publisher from searches by end users who are recruited by the publisher to download a platform-generated toolbar.

Search Revenues Based on Geographical Region of End Users

The dollar amount, and percentage share, of ClientConnect's search monetization based revenues (which constituted over 85% of ClientConnect's revenues in each of the periods identified below) that were attributable to end users were geographically distributed as follows:

	Six months ended				Year ended
	June 30, 2013		June 30, 2012		December 31, 2012		December 31, 2011
(U.S. dollars in thousands)	Revenues*	Percentage	Revenues*	Percentage	Revenues*	Percentage	Revenues*	Percentage
Geographical region
North America	82,037	61%	209,218	84%	425,646	83%	374,769	81%
Europe	38,812	29%	28,703	12%	62,655	13%	67,693	15%
Other	13,278	10%	10,768	4%	22,456	4%	21,968	4%
Total	134,127	100%	248,689	100%	510,757	100%	464,430	100%
____________

*The revenue amounts reflected in the table exclude other categories of revenues of the ClientConnect business that are not attributable to search monetization activities by end users.

Changes in search monetization revenues in the geographic regions shown in the table above were, on the whole, driven by the changes in ClientConnect's revenues discussed above. The increase and decrease in the percentages of ClientConnect’s search monetization revenues constituted by the European and North American regions, respectively, from the first six months of 2012 compared to the first six months of 2013 were primarily attributable to the significant decrease in revenues for ClientConnect due to the reduced fee structure for fees paid by Microsoft under the Microsoft agreement beginning in 2013.  That decrease in revenues had the greatest impact in North America, where Microsoft serves as the main provider of search services for ClientConnect, and not in Europe where Google serves as the main provider of search services for ClientConnect.

Costs and expenses

ClientConnect's costs and expenses consist of five components: cost of revenues; traffic acquisition costs; research and development expenses; sales and marketing expenses; and general and administrative expenses.  The increase in the aggregate amounts of these expenses during recent periods has been generally tied to the increase in traffic acquisition costs due to ClientConnect's transition to a PPI model, as described under "Traffic acquisition costs" below, and the increase in the number of employees of ClientConnect, which has risen from approximately 120 at the start of 2011 to approximately 240 as of the end of the second quarter of 2013.

The percentage of ClientConnect's revenues constituted by ClientConnect's costs and expenses in the first six months of 2013 rose significantly for all categories of such expenses relative to the corresponding period in 2012 as a result of the reduction in fees paid to ClientConnect under the Microsoft agreement beginning in 2013, which caused a decrease in ClientConnect's aggregate revenues and therefore caused costs and expenses to rise in comparison. Management of ClientConnect views these significant percentage changes as a non-recurring event.

Cost of Revenues

ClientConnect's cost of revenues includes primarily expenses related to ClientConnect's servers.

Traffic acquisition costs

Traffic acquisition costs consist of payments to publishers for their distribution of platform-generated toolbars and for the download of those toolbars by end users.  As described above in, commencing in the third quarter of 2012, ClientConnect shifted towards a PPI model, whereby publishers are paid a fixed price for each toolbar that is installed by end users.  Publishers may also be paid on the basis of the number of active end users brought by them.  As discussed above, due to the elasticity of the demand for ClientConnect's toolbars, by increasing the amount payable to a given publisher per installation, ClientConnect has generally experienced increased volume of installations and increased revenues. Traffic acquisition costs rose significantly in the first six months of 2013 relative to the corresponding period of 2012, due to ClientConnect's shift towards the PPI model. Conduit's management expects that future increases in traffic acquisition costs will generally be proportional to corresponding increase in revenues.

Research and Development Expenses

ClientConnect's research and development expenses consist primarily of compensation expenses; costs of research aimed at developing new applications and features for ClientConnect's cloud-based platform and new platforms, and enhancing existing aspects of the platform; and costs for facilities and equipment. ClientConnect charges all research and development expenses to operations as they are incurred.  The increase of 37% in research and development expenses during the first six months of 2013 relative to the corresponding period in 2012 was a result of the above-stated goal of advancement of technological capabilities, while also reflecting the growth of ClientConnect activity over those periods (as evidenced, for example, by the increase in total number of searches conducted by ClientConnect’s end-users under the Microsoft agreement from 1.4 billion in the first six months of 2012 to 2.4 billion in the first six months of 2013). The modest decrease in research and development expense for ClientConnect from 2011 to 2012 (a decrease of 8%) reflected Conduit's focus on certain development activities relating to product lines such as mobile platform and U browser in 2012 (included in discontinued operations), which are not included among ClientConnect's expenses in its pro forma financial information. Research and development expenses remained relatively stable as a percentage of ClientConnect’s revenues in 2011 and 2012 while increasing in the first six months of 2013 as a result of the reduction in the Microsoft agreement-based revenues described above. These trends were reflected by the decrease in research and development expenses as a percentage of revenues from 3.8% to 3.1% from 2011 to 2012 and the increase of such expenses as a percentage of revenues from 2.9% in the first six months of 2012 to 6.4% in the first six months of 2013, respectively. Please see the table under "Results of Operations" below. ClientConnect expects its research and development expenses to continue to increase on an absolute basis, in light of the recent significant rise in the number of research and development employees of ClientConnect, which increased from approximately 70 employees as of December 31, 2011, to 129 employees on December 31, 2012 to 136 employees as of June 30, 2013, reflecting recent hiring activity.

Sales and Marketing Expenses

ClientConnect's selling and marketing expenses consist primarily of compensation expenses for ClientConnect's marketing, sales and other sales-support employees; advertising and promotions expenses; and costs for facilities. ClientConnect’s advertising and promotion expenses consist primarily of trade and consumer marketing expenses, brand marketing and public relations expenses. The trend with respect to selling and marketing expenses reflects a significant decrease from 2011 to 2012 due to a non-recurring consulting fee expense incurred in connection with the ongoing ClientConnect business in 2011, while from the first six months of 2012 to the corresponding period of 2013 there was an increase primarily due to additional marketing events and an increase in marketing, sales and other sales-support employees. Please see the table under "Pro Forma Results of Operations" below.

ClientConnect intends to invest in broadening its worldwide publisher base, and therefore expects selling and marketing expenses in general, and advertising and promotion expenses in particular, to continue to increase in absolute terms.

General and Administrative Expenses

ClientConnect's general and administrative, or G&A, expenses consist primarily of compensation expenses for Conduit’s managerial and administrative personnel engaged in activities related to the ClientConnect business. Other significant general and administrative costs include facilities costs, and professional service fees. G&A expenses rose significantly during the first six months of 2013 relative to the corresponding period of 2012, due to an increase in stock-based compensation and litigation expenses during such period of time. However, in connection with the Split, Conduit will be retaining responsibility for pending litigation matters, and as a result ClientConnect will not be responsible for any litigation expenses related to such matters.

As ClientConnect’s revenues continue to grow, ClientConnect expects its administrative expenses to increase in absolute terms. Administrative expenses can also be expected to increase following the consummation of the Share Purchase as a result of the additional costs of becoming the subsidiary of a public company in the United States.

Operating Income

Operating income is influenced by each of the foregoing financial categories, and during the first six months of 2013 was influenced most significantly by ClientConnect's revenues.  The reduced pricing structure under the Microsoft agreement caused a significant decrease in revenues and, consequently, operating income for the first six months of 2013 relative to the corresponding period of 2012.  As described under "Operating and Financial Review of ClientConnect - Key Measures of ClientConnect’s Performance" above, given the continuous period-over-period growth in the publisher base and the number of installed toolbars of ClientConnect's platform, ClientConnect expects the decline to be a non-recurring event that will only be reflected for purposes of comparisons of periods of 2013 relative to corresponding periods of 2012.

 Financial Income

Financial income consists primarily of foreign currency exchange related income (and expense) and interest earned on ClientConnect’s cash, cash equivalents and short-term bank deposits.

Currency Exchange Rates

For the six months ended June 30, 2013, approximately 39% of ClientConnect's revenues originated in jurisdictions outside the United States. Such amounts may be paid by the underlying publishers to Microsoft or Google in U.S. dollars or the applicable local currency, and are paid by Microsoft or Google to ClientConnect in U.S. dollars. In the event that Microsoft or Google receives payment in local currency, such amounts are converted to U.S. dollars at the then-applicable exchange rate and such amount is then paid to ClientConnect.

ClientConnect does not hedge against the risks related to changes in exchange rates, whether via foreign exchange contracts, option contracts or other foreign hedging arrangements, for such revenues paid to Microsoft or Google in local currencies and paid to ClientConnect in U.S. dollars.

Corporate Taxes

The standard corporate tax rate in Israel for the 2013 tax year is 25%, and it will rise to 26.5% for all subsequent years. The Israeli corporate tax rate for the 2012 and 2011 tax years was 25% and 24%, respectively. ClientConnect has received various tax benefits under the Israeli Law for the Encouragement of Capital Investments, 5719-1959, which is referred to herein as the Investment Law. Based on an evaluation of the relevant factors under the Investment Law, ClientConnect has determined that its effective tax rate paid with respect to all Israeli operations under these benefits programs was approximately 7% in 2011, which effective rate rose to 15.0% in 2012. The effective tax rate for the ClientConnect business (assuming consummation of the Split) is expected to decrease to 12.5% in 2013, followed by a rise to 16% in 2014, assuming, in each case, that ClientConnect continues to qualify for its favorable "privileged enterprise" status under Israeli tax law.

Conduit manages its tax position for the benefit of its entire portfolio of business. Conduit’s tax strategies are not necessarily reflective of the tax strategies that ClientConnect would have followed or will follow as a stand-alone company, nor were they necessarily strategies that optimized ClientConnect’s stand-alone position. As a result, ClientConnect’s deferred tax balances and effective tax rate as a stand-alone entity will likely differ significantly from those prevailing in historical periods.

Pro Forma Results of Operations

The following table sets forth certain selected pro forma results of operations data for ClientConnect as a percentage of pro forma revenues for the periods indicated. All items are included in or derived from the unaudited pro forma statement of income with respect to ClientConnect that is included elsewhere in this Proxy Statement, which statement of income treats the contemplated Split as if it had occurred as of June 30, 2013. This selected pro forma results of operations data reflects only the ClientConnect business (continuing operations) and excludes results of operations of the Conduit Initiatives activities (discontinued operations), as the assets related to those activities will not be distributed to Conduit shareholders pursuant to the Split and will not be acquired by our company pursuant to the Share Purchase.

The period-to-period comparison of financial results is not necessarily indicative of future results, particularly if the Split and the Share Purchase transactions are consummated.

	Year ended		Six months ended
	December 31,		June 30,
	2011	2012	2012	2013
Revenues	100.0%	100.0%	100.0%	100.0%
Costs of revenues	0.9%	1%	1%	1.8%
Traffic acquisition costs	23.5%	22.3%	19%	51.1%
Research and development expenses	3.8%	3.1%	2.9%	6.4%
Sales and marketing expenses	3.7%	1.5%	1.5%	3.1%
General and administrative expenses	0.9%	0.9%	0.9%	3.8%
Operating income	67.2%	71.2%	74.7%	33.8%
Financial income (expense)	(0.1)%	1.4%	0.7%	0.8%
Income before taxes on income	67.1%	72.6%	75.4%	34.6%
Taxes on income	4.7%	14%	11.4%	5.3%
Net income	62.4%	58.6%	64%	29.3%

Liquidity and Capital Resources

ClientConnect’s principal sources of liquidity are its ongoing cash flows generated from operations. Except for the Credit Line to be provided by Conduit to ClientConnect in connection with the Split, ClientConnect has no short-term or long-term debt facilities outstanding.

At December 31, 2012 and June 30, 2013, ClientConnect had $78.4 million and $228.1 million of cash and cash equivalents and $125.6 million and $29.4 million of short-term deposits, respectively, and no long-term debt. ClientConnect’s cash equivalents are short-term, highly liquid investments that are readily convertible into cash with original maturities of three months or less. ClientConnect’s cash equivalents are deposited in major banks in Israel and United States, and ClientConnect’s management believes that the financial institutions that hold these investments are financially sound and, accordingly, minimal risk exists with respect to them.

All cash, cash equivalents, and deposits will be retained by Conduit as part of the Split. Pursuant to the Split, Conduit will provide to ClientConnect the Credit Line of up to $20 million to finance working capital requirements of ClientConnect.

Cash Flows Analysis

In summary, ClientConnect’s cash flows attributable to its continuing operations (and excluding the discontinued operations of the Conduit Initiatives activities) were as follows during the periods indicated below:

	Six Months ended June 30,		Year ended December 31,
	2013	2012	2012	2011
	(U.S. dollars, in thousands)
Net cash provided by operating activities	$64,797	$174,934	$328,649	$300,175
Net cash provided by (used in) investing activities	94,668	(175,525)	61,212	(156,584)
Net cash used in financing activities	10	149	(335,603)	(77,602)

Year ended December 31, 2012

Net cash provided by operating activities in 2012 was $328.6 million and consisted of $314.7 of net income from operations, as adjusted downward for non-cash items that included, most significantly, $1.3 million of accrued interest on ClientConnect’s cash deposits, $7.7 million of increased trade receivables and $6.3 million for a decrease in deferred revenues, while requiring upwards adjustment for the following non-cash items: $2.0 million for a decrease in other accounts receivable and prepaid expenses, $1.9 million for depreciation and amortization, $1.6 million for share-based compensation, $10.4 million due to an increase in trade payables and $13.0 million for an increase in other accounts payable and accrued expenses.

Net cash provided by ClientConnect in investing activities generally consists primarily of changes in the amount of ClientConnect’s net short-term cash deposits due to deposits or withdrawals. The net cash provided by investing activities in 2012 of $61.2 million was primarily attributable to $62.9 million of net cash that was redeemed from ClientConnect’s deposits partially offset by $1.7 million of cash used for the purchase of property and equipment.

Net cash used in financing activities by ClientConnect generally consists of cash used for payment of dividends to Conduit’s shareholders. Net cash of $335 million used in financing activities during 2012 consisted in large part of $338.7 million of cash used to pay a dividend to Conduit’s shareholders, as offset in part by $3.1 million of proceeds received from employee stock option exercises.

Year ended December 31, 2011

Net cash provided by operating activities in 2011 was $300.2 million and consisted of $300.6 of net income from operations, as adjusted downward for non-cash items that included, most significantly, $17.9 million of increased trade receivables, $2.3 million due to a decrease in trade payables, $1.9 million due to a decrease in deferred taxes and $1.5 million due to an increase in prepaid expenses and other current assets, while requiring upwards adjustment for the following non-cash items: $18.8 million for an increase in deferred revenues, $1.6 million for an increase in other accounts payable and accrued expenses, $1.4 million for depreciation and $1.0 million for share-based compensation.

Net cash provided by investing activities in 2011 was $156.6 million, consisting primarily of $153.8 million of net cash deposited by ClientConnect in short-term investments and $2.8 million of cash invested in the purchase of property and equipment.

Net cash used by ClientConnect in financing activities in 2011 was $77.6 million, consisting primarily of $79.7 million of cash used to pay a dividend to Conduit’s shareholders, partially offset by $2.1 million of proceeds received from employee stock option exercises.

Six months ended June 30, 2013

Net cash provided by operating activities during the six months ended June 30, 2013 was $64.8 million and consisted primarily of $47.0 million of net income from operations, as adjusted downward for non-cash items consisting of $5.4 million for a decrease in trade payables, $2.0 million for a decrease in other accounts payable and accrued expenses, and $3.1 million for a decrease in deferred revenues, as adjusted upwards for non-cash items that included, primarily of $3.1 million for share-based compensation expense, $22.1 million for a decrease in trade receivables and $1.0 million for depreciation and amortization.

Net cash provided by investing activities during the six months ended June 30, 2013 was $94.7 million, consisting primarily of $95.1 million of net cash that was withdrawn from ClientConnect’s deposits, as offset minimally by $0.4 million of cash used for the purchase of property and equipment.

Six months ended June 30, 2012

Net cash provided by operating activities during the six months ended June 30, 2012 was $174.9 million and consisted largely of $166.1 million of net income from operations, as adjusted downward for non-cash items consisting of $1.5 million for accrued interest on ClientConnect’s cash deposits and $3.2 million for a decrease in deferred revenues, and adjusted upwards for non-cash items that included, most significantly, $1.7 million due to an increase in trade payables, and $9.0 million due to an increase in other accounts payable and accrued expenses.

Net cash used in investing activities during the six months ended June 30, 2012 was $175.5 million, consisting primarily of $174.5 million of net cash deposited by ClientConnect in short-term investments and $1.0 million of cash invested in the purchase of property and equipment.

Net cash provided by financing activities during the six months ended June 30, 2012 was $0.15 million, consisting of proceeds from exercise of employee options

Additional Factors Impacting Liquidity

ClientConnect's management anticipates that ClientConnect's capital expenditures in connection with the development and expansion of its operations will be minimal in 2013, consistent with the levels of 2012 and 2011, when ClientConnect used $1.7 million and $2.8 million, respectively, for capital expenditures. While Conduit declared significant dividends in the approximate amounts of $80 million and $339 million in the fourth quarters of 2011 and 2012, respectively, assuming the consummation of the Split and Share Purchase, the dividend policy regarding ClientConnect will be consistent with that of Perion and its other subsidiaries and any decisions concerning future declarations of dividends would be subject to the determination of our Board of Directors. Perion's policy in recent years has historically been not to distribute dividends to its shareholders, and Perion has no foreseeable plans to distribute any such dividend.

Conduit’s cash and cash equivalents will not be transferred to ClientConnect upon consummation of the contemplated Split, and instead ClientConnect will need to fund its initial working capital needs upon the Credit Line.  ClientConnect's management believes that the cash available under the Credit Line, together with positive cash flows ClientConnect expects to generate from the combined company’s operations in 2013 and 2014, will be sufficient to fund its normal operating requirements (as part of the combined company’s working capital requirements) for the foreseeable future. ClientConnect's liquidity could be negatively affected by a decrease in demand for its products and services, most importantly its platform.

Off-Balance Sheet Arrangements

ClientConnect does not have any off-balance sheet arrangements as of June 30, 2013.

Inflation

ClientConnect's management believes that inflation has not had a material effect on ClientConnect's operations or on its financial condition during the two most recent fiscal years or during the first six months of 2013.

Quantitative and Qualitative Disclosures About Market Risk

Interest Rate Risk

ClientConnect's exposure to market risk for changes in interest rates relates primarily to its cash and cash equivalents and short-term deposits.  However, as part of the Split these capital resources of ClientConnect will not be transferred to the combined company upon consummation of the Split and Share Purchase.

Foreign Currency Exchange Risk

For the six months ended June 30, 2013, approximately 39% of ClientConnect's revenues originated in jurisdictions outside the United States. Such amounts may be paid by the underlying publishers to Microsoft or Google in U.S. dollars or the applicable local currency, and are paid by Microsoft or Google to ClientConnect in U.S. dollars. In the event that Microsoft or Google receives payment in local currency, such amounts are converted to U.S. dollars at the then-applicable exchange rate and such amount is then paid to ClientConnect.

ClientConnect does not hedge against the risks related to changes in exchange rates, whether via foreign exchange contracts, option contracts or other foreign hedging arrangements, for such revenues paid to Microsoft or Google in local currencies and paid to ClientConnect in U.S. dollars.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

On September 16, 2013, Perion entered into the Share Purchase Agreement with Conduit and ClientConnect, a newly formed Israeli company to be owned by the shareholders of Conduit in proportion to their ownership of Conduit. Prior to entering into discussions with Conduit about a possible transaction, Conduit decided to spin-off its "ClientConnect" business to ClientConnect, and on September 16, 2013, Conduit and ClientConnect entered into the Split Agreement pursuant to which the entire activities and operations, and related assets and liabilities, of the ClientConnect business will be transferred to ClientConnect  on a cash-free and debt-free basis and the Conduit shareholders will be issued shares of ClientConnect. The Share Purchase Agreement provides for, among other things, the purchase by Perion of all the issued and outstanding ClientConnect Shares from the ClientConnect Shareholders in exchange for New Shares, as a result of which ClientConnect will become a wholly owned subsidiary of Perion. Each ClientConnect Share will be exchanged for that number of New Shares equal to the Exchange Ratio, which shall be determined prior to the Closing of the Share Purchase. The Exchange Ratio, as computed in the days preceding the execution of the Share Purchase Agreement based on information available at that time, was equal to approximately 0.2402 Perion Shares for each one ClientConnect Share. The New Shares to be issued to the ClientConnect Shareholders at the Closing, together with the Exchanged Options, will constitute 81% of the issued and outstanding Perion Shares and Perion's current shareholders and option holders will own 19% of the issued and outstanding Perion Shares, on a Fully Diluted basis.

As ClientConnect will be the "accounting acquirer" under the applicable accounting standard (see note 2), the unaudited pro forma condensed combined financial information reflects ClientConnect acquiring Perion even though Perion will acquire all of the outstanding shares of ClientConnect. Accordingly, the Share Purchase will be accounted for as a reverse acquisition, and ClientConnect will allocate the purchase price consideration to the tangible and intangible assets deemed acquired and liabilities deemed assumed from Perion, with the excess purchase price recorded as goodwill. In accordance with reverse acquisition accounting, ClientConnect will be presented as the predecessor in our financial statements, which will reflect the combination between ClientConnect and Perion beginning on the date of the consummation of the Share Purchase.

The following Unaudited Pro Forma Condensed Combined Statements of Income for the year ended December 31, 2012 and the six months ended June 30, 2013 combine the historical consolidated statements of income of Conduit's ClientConnect business and Perion giving effect to the Share Purchase as if it had been consummated on January 1, 2012 or January 1, 2013, respectively. In addition, it gives effect to an acquisition made by Perion in 2012 (see note 4(k)). The following Unaudited Pro Forma Condensed Combined Balance Sheet combines the historical consolidated balance sheets of the ClientConnect business and Perion giving effect to the Share Purchase as if it had been consummated on June 30, 2013. Subject to the closing conditions described under "Share Purchase Agreement—Closing Conditions", the Share Purchase is expected to be consummated in January 2014.

The following Unaudited Pro Forma Condensed Combined Financial Information has been prepared in accordance with SEC Regulation S-X Article 11. It is presented for illustrative purposes only and is not necessarily indicative of the combined operating results or financial position that would have occurred if the Share Purchase had been consummated on these dates and in accordance with the assumptions described herein, nor is it necessarily indicative of future results of operations or the financial position of the combined company.

As of the date of this Proxy Statement, management has not completed the detailed valuation studies necessary to determine the fair values of the Perion assets and liabilities, nor has it identified all adjustments necessary to conform Perion's accounting policies to ClientConnect's accounting policies. The purchase price consideration deemed to be given by ClientConnect to complete the Share Purchase will be determined based on the trading price of the Perion Shares at the time the Share Purchase is consummated. A preliminary purchase price has been determined as of September 11, 2013, solely for the purpose of preparing the Unaudited Pro Forma Condensed Combined Financial Statements presented below. Any change in such information as of the date of the Closing, will impact the purchase price accordingly. Management has allocated the purchase price based on the preliminary estimated fair value of Perion's assets deemed acquired and liabilities deemed assumed based on preliminary valuation studies, due diligence and information presented in public filings. Accordingly, the unaudited pro forma purchase price allocation and related adjustments are preliminary and are subject to further adjustments as additional information becomes available and as additional valuations and analyses are completed. Subsequent to the Closing, final valuations of the assets deemed acquired and liabilities deemed assumed from Perion will be completed. Accordingly, there may be increases or decreases in the fair value of Perion's assets and liabilities reflected in the Unaudited Pro Forma Condensed Combined Balance Sheet that may also impact the Unaudited Pro Forma Condensed Combined Statements of Income. There can be no assurance that such final fair values of the assets deemed acquired and liabilities deemed assumed from the reverse acquisition of Perion will not result in material changes.

The following Unaudited Pro Forma Condensed Combined Financial Information has been developed from and should be read in conjunction with (i) the unaudited interim consolidated financial statement of Conduit for the six-month period ended June 30, 2013, (ii) the unaudited pro forma financial information of ClientConnect for the six-month period ended June 30, 2013, (iii) the audited consolidated financial statements of Conduit for the year ended December 31, 2012,  (iv) the unaudited pro forma financial information of ClientConnect for the year ended December 31, 2012, all included in this Proxy Statement, (v) the unaudited interim consolidated financial information of Perion for the six-month period ended June 30, 2013, incorporated by reference in this Proxy Statement, and (vi) the audited consolidated financial statements of Perion contained in its annual report on Form 20-F/A for the fiscal year ended December 31, 2012, incorporated by reference in this Proxy Statement.

The following Unaudited Pro Forma Condensed Combined Statements of Income do not give effect to planned synergies and/or cost savings related to the Share Purchase.

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET

As of June 30, 2013
(U.S. dollars in thousands)

	Client Connect	Perion	Pro Forma Adjustments	Note	Combined pro forma
CURRENT ASSETS:
Cash and cash equivalents	$5,000	$30,385	$-		$35,385
Trade receivables	-	8,893	-		8,893
Restricted cash	-	10,260	-		10,260
Prepaid expenses and other current assets	19	4,334	-		4,353

Total current assets	5,019	53,872	-		58,891

NON-CURRENT ASSETS:
Other assets	42	1,424	-		1,466
Property and equipment, net	3,446	1,492	-		4,938
Goodwill	29,328	37,435	74,527	4(a)	141,290
Other intangible assets	-	31,731	31,669	4(b)	63,400

Total long-term assets	32,816	72,082	106,196		211,094

Total assets	$37,835	$125,954	$106,196		$269,985

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
Short-term loan and current maturities of long-term debt	$5,000	$2,300	$-		$7,300
Deferred revenues	6,297	5,360	(4,700)	4(c)	6,957
Trade payables	-	8,224	-		8,224
Other accounts payable and accrued expenses	711	17,771	1,841	4(d)
			6,275	4(e)	26,598
Payment obligation related to acquisitions	-	17,694	-		17,694

Total current liabilities	12,008	51,349	3,416		66,773

Deferred revenues	3,125	-	-		3,125
Long-term debt	-	5,400	-		5,400
Contingent purchase consideration	-	6,541	-		6,541
Other long-term liabilities	-	3,472	3,845	4(d)	7,317

Total long-term liabilities	3,125	15,413	3,845		22,383

SHAREHOLDERS' EQUITY	22,702	59,192	(59,192)	4(f)
			164,402	4(f)
			(6,275)	4(e)	180,829

Total liabilities and shareholders' equity	$37,835	$125,954	$106,196		$269,985

The accompanying notes are an integral part of these Unaudited Pro Forma Condensed Combined Financial Statements.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF INCOME

Six months ended June 30, 2013
(U.S. dollars in thousands, except per share data)

	Client Connect	Perion	Pro Forma Adjustments		Pro Forma Adjustments	Note	Combined Pro Forma
			4	(h)
Revenues	$160,450	$52,005	$-		$-		$212,455
Cost of revenues	-	6,069	(6,069)		-		-

Gross Profit	160,450	45,936	6,069		-		212,455

Costs and expenses:
Cost of revenues	2,954	-	6,069		4,135	4(g)	13,158
Research and development	10,243	6,293	-		-		16,536
Traffic acquisition costs	81,975	23,881	-				105,856
Selling and marketing	4,948	5,342	-		2,875	4(g)	13,165
General and administrative	6,053	4,284	-				10,337

Operating income	54,277	6,136	-		((7,010		53,403
Financial income (expense), net	1,305	(801)	-		-		504

Income before taxes on income	55,582	5,335	-		(7,010)		53,907
Taxes on income	8,572	1,604	-		(912)	4(i)	9,264
Net income from continued operations	47,010	3,731	-		(6,098)		44,643
Discontinued operations, net of taxes	(14,973)	-	-		-		(14,973)

Net income	$32,037	$3,731	$-		$(6,098)		$29,670

Weighted average common shares:
Basic							66,415
Diluted							68,080

Net income from continued operations per common share:
Basic							0.67
Diluted							0.66
Net income from discontinued operations per common share:
Basic							(0.23)
Diluted							(0.22)

The accompanying notes are an integral part of these Unaudited Pro Forma Condensed Combined Financial Statements.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF INCOME
Year ended December 31, 2012
(U.S. dollars in thousands, except per share data)

	Client Connect	Perion	Pro Forma Adjustments	Pro Forma Adjustments		Pro Forma Adjustments	Note	Combined Pro Forma
			4 (h)	4	(k)
Revenues	$537,008	$60,223	$-	$31,196		$-		$628,427
Cost of revenues	-	5,230	(5,230)	-		-		-

Gross Profit	537,008	54,993	5,230	31,196		-		628,427

Costs and expenses:
Cost of revenues	5,513	-	5,230	68		14,711	4(g)	25,522
Research and development	16,858	10,735	-	2,932		-		30,525
Traffic acquisition costs	119,555	-	22,061	15,028		-		156,644
Selling and marketing	7,920	29,517	(22,061)	2,832		6,722	4(g)	24,930
General and administrative	4,705	8,560	-	3,325		-		16,590

Operating income	382,457	6,181	-	7,011		(21,433)		374,216
Financial income (expense), net	7,696	(174)	-	766		-		8,288
Income before taxes on income	390,153	6,007	-	7,777		(21,433)		382,504
Taxes on income	75,435	2,473	-	2,514		(2,712)	4(i)	77,710
Net income from continued operations	314,718	3,534	-	5,263		(18,721)		304,794
Discontinued operations, net of taxes	(23,798)	-	-	-		-		(23,798)

Net income	$290,920	$3,534	$-	$5,263		$(18,721)		$280,996
Weighted average common shares:
Basic								64,618
Diluted								65,777
Net income from continued operations per common share:
Basic								4.72
Diluted								4.63
Net income from discontinued operations per common share:
Basic								(0.37)
Diluted								(0.36)

The accompanying notes are an integral part of these Unaudited Pro Forma Condensed Combined Financial Statements.

NOTES TO UNAUDITED PRO FORMA CONDENSED  COMBINED FINANCIAL STATEMENTS

(U.S. dollars in thousands)

Note 1. Description of the Transaction

On September 16, 2013, Perion, Conduit and ClientConnect entered into the Share Purchase Agreement. Prior to entering into discussions with Perion regarding a possible transaction, Conduit decided to spin-off its ClientConnect business to ClientConnect Ltd., a newly formed company to be owned by the shareholders of Conduit in proportion to their ownership of Conduit. On September 16, 2013, Conduit and ClientConnect entered into the Split Agreement, pursuant to which the activities and operations, and related assets and liabilities, of the ClientConnect business will be transferred to ClientConnect on a cash-free and debt-free basis under the terms and conditions set forth in the Split Agreement, and the Conduit shareholders will be issued ClientConnect Shares in proportion to their ownership of Conduit.

The Share Purchase Agreement provides for, among other things, the purchase by Perion of all the issued and outstanding ClientConnect Shares from the ClientConnect Shareholders in exchange for New Shares, as a result of which ClientConnect will become a wholly owned subsidiary of Perion. Each ClientConnect Share will be exchanged for that number of New Shares equal to the Exchange Ratio, which shall be determined prior to the Closing of the Share Purchase. The Exchange Ratio as of September 11, 2013, as computed based on information as of such date, is equal to approximately 0.2402 Perion Shares for each one ClientConnect Share. The New Shares to be issued to the ClientConnect Shareholders at the Closing, together with the Exchanged Options, will constitute 81% of the issued and outstanding Perion Shares, and Perion's current shareholders and option holders will own 19% of the issued and outstanding Perion Shares, on a Fully Diluted basis.

Note 2. Basis of Presentation

The Unaudited Pro Forma Condensed Combined Statements of Income for the year ended December 31, 2012 and the six months ended June 30, 2013 give effect to the Share Purchase as if it had been consummated on January 1, 2012 and January 1, 2013, respectively. In addition, the Unaudited Pro Forma Condensed Combined Statement of Income for the year ended December 31, 2012 gives effect to an acquisition made by Perion in November 2012 (see note 4(k)). The Unaudited Pro Forma Condensed Combined Balance Sheet as of June 30, 2013 gives effect to the Share Purchase as if it had been consummated on June 30, 2013.

The Unaudited Pro Forma Condensed Combined Financial Statements have been derived from the unaudited pro-forma financial information of ClientConnect and the historical financial statements of Conduit and of Perion that are either included in or incorporated by reference into this Proxy Statement. Upon the Closing, further review of accounting policies may result in additional revisions to Perion's policies and classifications to conform to those of ClientConnect. Based on management's preliminary review of the respective summaries of significant accounting policies of Perion and Conduit (with respect to ClientConnect) and preliminary discussions among the respective management teams, the nature and amount of any adjustments to the historical financial statements of Perion, to conform its accounting policies to those of ClientConnect, are not expected to be material. As described in Note 4(h), Perion will present a one-step statement of income to be consistent with ClientConnect's presentation.

Assumptions and estimates underlying the unaudited pro forma adjustments are described in these notes and should be read in conjunction with the Unaudited Pro Forma Condensed Combined Financial Statements. Since the Unaudited Pro Forma Condensed Combined Financial Statements have been prepared based upon preliminary estimates, the final amounts recorded as of the Closing may differ materially from the information presented.

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except per share data)

Note 2. Basis of Presentation (c’ntd)

The Share Purchase is reflected in the Unaudited Pro Forma Condensed Combined Financial Statements as an acquisition of all the outstanding shares and options of Perion by ClientConnect in accordance with Accounting Standards Codification Topic 805, "Business Combinations," using the acquisition method of accounting with ClientConnect as the accounting acquirer. Since Perion is the "legal acquirer", the Share Purchase will be accounted for as a reverse acquisition. Under these accounting standards, ClientConnect's total estimated purchase price is calculated as described in Note 3, and the assets deemed acquired and the liabilities deemed assumed from Perion are measured and recorded at their estimated fair values. For the purpose of measuring the estimated fair value of the assets deemed acquired and liabilities deemed assumed, ClientConnect estimated the fair values as the price that would be received to sell an asset or pay to transfer a liability in an orderly transaction between market participants as of the measurement date. The fair value measurements utilize estimates based on key assumptions of the Share Purchase, including historical and current market data. The unaudited pro forma adjustments included herein are preliminary and will be adjusted as additional information becomes available and as additional analyses are performed. The final purchase price allocation will be determined subsequent to the Closing, and the final amounts of the assets deemed acquired and liabilities deemed assumed in the reverse acquisition of Perion may differ materially from the values recorded in these pro forma financial statements.

Estimated transaction costs have been excluded from the Unaudited Pro Forma Condensed Combined Statements of Income as they reflect charges directly related to the Share Purchase, that does not have an ongoing impact. However, the anticipated transaction costs are reflected in the Unaudited Pro Forma Condensed Combined Balance Sheet as an increase to accounts payable and other current liabilities and a decrease to shareholders equity. In addition, the Unaudited Pro Forma Condensed Combined Financial Statements do not include one-time costs directly attributable to the transaction, such as professional fees incurred or to be incurred by ClientConnect or Perion or employee retention costs pursuant to provisions contained in the Share Purchase Agreement, as those costs are not considered part of the purchase price.

ClientConnect and Perion expect to incur significant costs associated with the integration of ClientConnect and Perion after the transaction is completed. The Unaudited Pro Forma Condensed Combined Financial Statements do not reflect these costs or any benefits that may result from realization of future cost savings from operating efficiencies or revenue synergies expected to result from the Share Purchase.

There were transactions between Conduit and Perion during the periods presented in the pro forma statements that have not been eliminated as their impact is immaterial.

Note 3. Estimated Purchase Consideration and Allocation

Based on the closing price of the Perion Shares on NASDAQ of $12.80 per share as of September 11, 2013 and the options of Perion outstanding on that date, the consideration under reverse acquisition accounting would be $164,402, consisting of $159,602 for the deemed (for accounting purposes only) issuance of ClientConnect Shares, and $4,800 for the fair value of Perion options deemed (for accounting purposes only) to be converted into ClientConnect options. The converted options represent the fair value of such options attributable to service prior to the Closing using the current market price of the Perion Shares as an input to the Black Scholes valuation model to determine the fair value of the options.

The estimated value of the consideration reflected in these Unaudited Pro Forma Condensed Combined Financial Statements does not purport to represent the actual value of the consideration that will be deemed to be received by Perion's shareholders when the reverse acquisition is consummated. The fair value of equity securities deemed issued, for accounting purposes only, as part of the consideration will be measured on the date of the Closing at the then-current market price of the Perion Shares. This may result in material differences from the information set forth in this Unaudited Pro Forma Condensed Combined Financial.

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

(U.S. dollars in thousands)

Note 3. Estimated Purchase Consideration and Allocation (c’ntd)

The allocation of the preliminary purchase price to the fair values of assets deemed acquired and liabilities deemed assumed includes unaudited pro forma adjustments to reflect the fair values of Perion's assets and liabilities. The allocation of the preliminary purchase price is as follows:

Current assets	$53,872
Property and equipment	1,492
Goodwill	111,962
Other intangible assets	63,400
Other assets	1,424

Total assets	232,150

Current liabilities	(48,490)
Non-current liabilities	(19,258)
Total liabilities	(67,748)

Estimated purchase price	$164,402

The purchase price allocation shown in the table above is based on preliminary estimates of fair value of Perion’s assets and liabilities. These estimated fair values are considered preliminary and are subject to change upon completion of the final valuation. Changes in fair value of the intangible assets deemed acquired may be material.

Note 4. Adjustments to Unaudited Pro Forma Condensed Combined Financial Statements

The unaudited adjustments to historical amounts included in the Unaudited Pro Forma Condensed Combined Financial are as follows:

 (a)            Goodwill

Goodwill reflects the preliminary estimate of the excess of the purchase price paid over the fair value of the assets deemed acquired and liabilities deemed assumed from Perion and is not amortized. The estimated purchase price of the transaction was based on the closing price per share on NASDAQ of the Perion Shares on September 11, 2013, and the excess purchase price over the fair value of the identifiable net assets deemed acquired.

 (b)           Other intangible assets

Other intangible assets reflect the preliminary estimated fair value of Perion's intangibles assets of $63,400. The provisional measurements of fair value reflected are subject to change, which change could be significant and could impact the related amortization, as well. See Note (g) for further information on intangible assets.

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

 (U.S. dollars in thousands)

Note 4. Adjustments to Unaudited Pro Forma Condensed Combined Financial Statements (c’ntd)

  (c)           Deferred revenues

The adjustment to deferred revenues represents the unaudited pro-forma adjustment reflecting the decrease in the fair value of Perion's deferred revenue balance at June 30, 2013, based on the cost of fulfillment plus a normal profit margin, to $660, representing a reduction of $4,700 from the carrying value. After the Closing, the adjustment will be amortized as a reduction in revenue over the twelve-month period services are provided. The impact is not included in the accompanying unaudited pro forma condensed combined statements of income as it is considered a nonrecurring charge that will be included in Perion's statement of income within twelve months following the Closing. The provisional measurements of fair value reflected are subject to change. Such changes could be significant to the fair value and to the related amortization.

 (d)           Deferred tax liability

The adjustment to other current and long-term liabilities include an adjustment of the deferred tax liability arising from the estimated fair value adjustments for intangibles deemed acquired (other than goodwill) and deferred revenue, and are based on Perion's expected tax rates in the years in which the deferred taxes are expected to be applied.

 Current deferred tax liability - Net adjustment were due to $2,900 preliminary estimate of the deferred tax liability associated with the intangible assets deemed acquired, offset by the elimination of Perion’s historical deferred taxes liability of $1,059.

Non-current deferred tax liability - Net adjustment were due to $6,000 preliminary estimate of the deferred tax liability associated with the intangible assets deemed acquired, offset by the elimination of Perion’s historical deferred taxes liability of $2,155.

 (e)           Accounts payable and other current liabilities.

Accounts payable and other current liabilities were increased to give effect to $6,275 due to estimated transaction fees.

(f)              Shareholders' equity

Under reverse acquisition accounting, the amount of common stock on the balance sheet will reflect the equity structure of the legal acquirer (the par value and the number of Perion Shares issued and outstanding). The Unaudited Pro Forma Condensed Combined Balance Sheet reflects the additional fair value of Perion related to the number of ClientConnect Shares deemed (for accounting purposes) issued, less the par value of the Perion Shares outstanding immediately after the Closing and includes $4,800 to reflect the portion of the purchase price related to the total estimated fair value of Perion's stock options outstanding as of September 11, 2013, excluding the value associated with employee services yet to be rendered.

Shareholders equity was reduced by $6,275 for estimated transaction costs. These estimated transaction costs have been excluded from the Unaudited Pro Forma Condensed Combined Statement of Income as they reflect charges directly related to the Share Purchase that do not have an ongoing impact.

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

 (U.S. dollars in thousands)

Note 4. Adjustments to Unaudited Pro Forma Condensed Combined Financial Statements (c’ntd)

 (g)           Other intangible assets

Total adjustments related to amortization expense of intangible assets are as follows:

	Six months ended June 30, 2013	Year ended December 31, 2012
Cost of revenues
Elimination of Perion’s historical intangible asset amortization	$(3,715)	$(1,489)
Estimated amortization of fair value of acquired intangible assets	7,850	16,200

Adjustments to cost of revenues	$4,135	$14,711

Selling and marketing
Elimination of Perion’s historical intangible asset amortization	$(942)	$(935)
Estimated amortization of fair value of acquired intangible assets	3,817	7,657

Adjustments to selling and marketing	$2,875	$6,722

As of the date of this Proxy Statement, the detailed purchase price allocation related to Perion’s acquisition has not been completed. The fair value of the intangible assets has been determined based on discussions with management, preliminary valuation studies that are based inter alia on similar transactions and industry specific, due diligence and information presented in public filings. Accordingly, the value assigned to intangible assets and related amortization adjustments are preliminary and are subject to further adjustments as additional information becomes available and as additional valuations and analyses are completed. Subsequent to the transaction, final valuations of the assets deemed acquired and liabilities deemed assumed from Perion will be completed. There can be no assurance that such final fair values will not result in material changes.

Intangible assets will comprise of technology, customer relationship and in process R&D. The following estimated weighted-average useful lives were used in the calculation:

Technology – 3 to 5 years

Customer-related intangible assets – 6.5 years

In process R&D – amortization will be recorded, and the rate determined, upon completion of the development

Amortization of technology is included within cost of sales, and amortization of customer-related intangible assets is included in selling and marketing.

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

 (U.S. dollars in thousands)

Note 4. Adjustments to Unaudited Pro Forma Condensed Combined Financial Statements (c’ntd)

(h)
Perion will present a one-step statement of income to be consistent with ClientConnect's presentation. In addition, traffic acquisition cost will be presented in a separate line item, so it will be reclassified from selling and marking expense to be consistent with ClientConnect's presentation.

 (i)           Taxes on income

Estimated income tax benefit adjustments included in the pro forma statements of income are as follows:

	Six months Ended June 30, 2013	Year ended December 31, 2012
Elimination of Perion’s historical change in deferred taxes associated with the amortization of the purchase accounting adjustments	$(488)	$(88)
Estimated change in deferred taxes associated with the amortization of the purchase accounting adjustments	1,400	2,800
Adjustments to income tax	$912	$2,712

 (j)             Stock-based compensation expense.

Under reverse acquisition accounting, Perion options are deemed (for accounting purposes only) to be replaced by ClientConnect options. The fair value of these replacement options is determined by using the current price on NASDAQ of the Perion Shares as an input to the Black Scholes valuation model. The total estimated fair value of these options is allocated to services rendered prior to the Closing based upon the vesting schedules thereof and included as part of the purchase price and to services to be rendered after the Closing, and will be included in future stock-based compensation expense.

(k)
On November 30, 2012, Perion completed the acquisition of 100% of the shares of SweetIM Ltd. ("SweetIM"). This pro forma adjustment gives effect to the operations of SweetIM as if the acquisition of SweetIM had occurred on January 1, 2012. Refer to Note 3 in the audited consolidated financial statements of Perion contained in its annual report on Form 20-F/A for the fiscal year ended December 31, 2012, incorporated by reference in this Proxy Statement for further details on the SweetIM acquisition

Recommendation of our Audit Committee and Board of Directors

Our Audit Committee evaluated the terms of the Share Purchase, including the terms and conditions of the Share Purchase Agreement. Our Audit Committee approved the Share Purchase Agreement, the Share Purchase and the other transactions contemplated by the Share Purchase Agreement, determined that the Share Purchase is fair to and in the best interests of our company and our shareholders, approved the execution, delivery and performance of the Share Purchase Agreement and the completion of the Share Purchase and the other transactions contemplated by the Share Purchase Agreement.

Our Board of Directors, following the approval of our Audit Committee, (i) determined that the terms and conditions of the transactions contemplated by the Share Purchase Agreement are fair to and in the best interests of our company and our shareholders, (ii) approved the execution, delivery and performance of the Share Purchase Agreement and the completion of the Share Purchase and the other transactions contemplated by the Share Purchase Agreement, (iii) directed management to call an extraordinary meeting of shareholders and to take such other actions as are necessary to complete the Share Purchase and (iv) resolved to recommend that our shareholders approve the Share Purchase Agreement, the Share Purchase and the other transactions contemplated by the Share Purchase Agreement and directed that such matter be submitted for consideration of our shareholders at the Meeting.

In reaching these determinations, our Audit Committee and Board of Directors considered a number of factors, including the following: (i) the advice of our senior management, financial advisors and outside legal counsels, (ii) the opinion of RBC to the effect that, as of the date given and based upon and subject to the factors and assumptions made, procedures followed, matters considered and limits of the review undertaken by RBC set forth therein, the Exchange Ratio was fair from a financial point of view to our shareholders (see "Opinion of RBC Capital Markets, LLC") and (iii) in the case of our Board of Directors, the unanimous approval of our Audit Committee.

In the course of reaching their determinations, our Audit Committee and Board of Directors also considered the following factors and potential benefits of the Share Purchase, each of which the members of the Audit Committee and Board of Directors believed supported their respective decisions:

•	the expectation that the Share Purchase would be immediately accretive to our earnings per share;

•	that the consideration for the Share Purchase is entirely in the form of Perion Shares, without the need for us to pay cash or raise debt;

•	that the Exchange Ratio reflects a premium to Perion's shareholders;

•
the complementary strengths of Perion and ClientConnect across their respective product suites, including their aligned search products, monetization platforms and global search distribution capabilities;

•	the expectation that the combined company would have an attractive growth profile and increased financial flexibility;

•	recent developments in the industry in which we operate and the impact of such developments on the business and prospects of our company;

•
that the Share Purchase would enhance our search footprint, which on a pro forma basis for the 12 months ended June 30, 2013 would have handled over 17 billion search queries, served 570 million combined installs and generated approximately $367 million in revenue;

•	the anticipated ability to fund future growth through the financial strength of the combined company in general and the cash flow generation from its operations in particular;

•	the companies’ combined expertise in search services and the complementary strengths of the two management teams offer additional growth opportunities;

•	that the combined company will be a leading search and monetization platform;

•
that Josef Mandelbaum and Yacov Kaufman will remain Chief Executive Officer and Chief Financial Officer, respectively, of the combined company, and substantially all of Perion’s management would remain in their respective positions;

•	that our staggered board structure and size would remain unchanged, maintaining a professional Board of Directors that consists primarily of independent directors;

•
that Dror Erez, a co-founder and Chief Technology Officer of Conduit, and Roy Gen, the Chief Financial Officer of Conduit, would join our Board of Directors following the Closing, contributing their expertise and knowledge of the ClientConnect business and the industry;

•
that the ClientConnect Shareholders would be subject to lock-up arrangements that would limit their ability to sell their Perion Shares for six to 24 months following the Closing, as described above under "Share Purchase Agreement—Lock-up Arrangements" and "Share Purchase Agreement—Tax Matters", respectively;

•	that no single shareholder will beneficially own more than 15% of the outstanding Perion Shares following the Closing;

•
that our shareholders immediately prior to the Closing will be able to participate in any future earnings or growth of the combined company, synergies and cost savings, and any potential future appreciation in the value of the Perion Shares;

•	the expectation of our management that, following our complete integration with ClientConnect, we would generate yearly operating synergies, driven by scale advantages across core functional areas;

•
the financial and other terms of the Share Purchase Agreement and the transactions contemplated thereby and, in particular, the limited number and nature of the conditions to the parties’ obligations to complete the Share Purchase;

•	the terms and conditions of the Split Agreement and the transactions contemplated thereby;

•
the view of Conduit's and Perion's legal counsels that the transaction would not trigger change of control provisions in ClientConnect's contracts that are considered material from a financial perspective;

•	that neither we nor our shareholders would recognize any gain or loss for tax purposes as a result of the Share Purchase;

•
that our Board of Directors has the right under the Share Purchase Agreement to change  its recommendation to our shareholders, if prior to the Meeting, our Board of Directors determines, in its good faith judgment and after consultation with its outside legal counsel, that the failure to change its recommendation would be inconsistent with the Perion board of directors’ fiduciary duties under applicable law, as described above under "Share Purchase Agreement— Restrictions on Solicitations of Other Offers"; and

•
that the Share Purchase will be submitted to our shareholders for approval, which allows for an informed vote by our shareholders on the merits of the Share Purchase and the transactions contemplated thereby.

Our Audit Committee and our Board of Directors also considered a variety of risks and other potentially negative factors concerning the Share Purchase Agreement and the Share Purchase, including the following:

•	the complexity of the transaction and the potential negative impact on the market price of the Perion Shares upon announcement of the transaction;

•
the possible negative perception among investors that could arise from a review of ClientConnect's declining revenues and earnings in recent years, especially since our historical financial statements will be based on Conduit's historical financial statements as a result of the Share Purchase;

•	the potential diversion of management resources from operational matters and the opportunity costs associated with the Share Purchase;

•	that our or ClientConnect's customers could potentially move to cancel or amend their respective contracts if they view the Share Purchase as a change of control event;

•
the risks arising from the challenges of integrating the businesses, management teams, strategies, cultures and organizations of the two companies, including the possibility that the Share Purchase and the resulting integration process could result in the loss of key employees, the disruption of on-going business and the loss of customers;

•	the restrictions to which we will be subject under Israeli tax law as a result of the Share Purchase, as described above under "Share Purchase Agreement—Tax Matters";

•
the non-solicitation provisions in the Share Purchase Agreement, which might have the effect of discouraging parties potentially interested in acquiring our company from pursuing an acquisition of our company;

•	that we could become obligated to pay Conduit a termination fee of $6 million in certain circumstances related to an alternative transaction;

•	that the potential synergies and other potential benefits of the Share Purchase may not be realized or that we may not be successful in implementing our business plan for the combined company;

•	that Conduit's representations and warranties in the Share Purchase Agreement terminate upon the Closing, which increase our exposure to liabilities arising from the ClientConnect business;

•
that the ClientConnect shareholders and option holders would hold 81% of the outstanding Perion Shares upon completion of the Closing, while our shareholders and option holders will be diluted to 19% of the outstanding Perion Shares, on a Fully Diluted basis, immediately upon the Closing;

•
the customary restrictions on the conduct of our business prior to the Closing, requiring us to conduct our business solely in the ordinary course, subject to specific limitations, which may delay or prevent us from undertaking business opportunities that may arise during this period;

•	that the Share Purchase might not be consummated on a timely basis or at all despite the parties’ efforts;

•	the impact of costs and expenses related to the Share Purchase, including transaction expenses and integration expenses, on our financial condition;

•
that directors and executive officers of Perion may have interests in the Share Purchase that are different from, or in addition to, the interests of our shareholders, as described above under "Interests of our Directors and Officers in the Share Purchase"; and

•	other applicable risks described above under "Risk Factors".

We do not intend for the foregoing discussion of the information and factors considered by our Audit Committee and Board of Directors to be exhaustive.  We do believe, however, that the foregoing discussion summarizes the material factors considered by our Audit Committee and Board of Directors in its consideration of the Share Purchase. After considering these factors, our Audit Committee and Board of Directors, respectively, concluded that the positive factors relating to the Share Purchase Agreement outweighed any potential negative factors. In view of the number of factors considered by our Audit Committee and Board of Directors, and the complexity of these matters, our Audit Committee and Board of Directors did not find it practicable to quantify or otherwise assign relative weights to the foregoing factors. In addition, individual members of our Audit Committee and Board of Directors may have assigned different weights to various factors. Our Audit Committee and Board of Directors approved the Share Purchase Agreement and the Share Purchase based upon the totality of the information presented to and considered by it.

Opinion of RBC Capital Markets, LLC

On September 15, 2013, RBC delivered its oral opinion, subsequently confirmed in writing, to our Board of Directors to the effect that, as of such date, based upon and subject to the factors and assumptions made, procedures followed, matters considered and limits of the review undertaken by RBC set forth therein, the Exchange Ratio was fair from a financial point of view to our shareholders.

The full text of RBC’s written opinion, dated September 16, 2013, which, among other things, sets forth the assumptions made, procedures followed, matters considered, and limits of the review undertaken by RBC in connection with the opinion, is attached as Appendix B. RBC provided its opinion for the information and assistance of our Board of Directors in connection with its consideration of the Share Purchase. All advice and opinions (written and oral) rendered by RBC were intended for the use and benefit of our Board of Directors, acting solely in its capacity as such. The RBC opinion is not a recommendation to any shareholder as to how such shareholder should vote with respect to the Share Purchase or any other proposal to be voted upon by them in connection with the transactions contemplated by the Share Purchase Agreement.

For the purposes of rendering its opinion, RBC undertook such review and inquiries as it deemed necessary or appropriate under the circumstances, including the following:

•	reviewed the financial terms of the Share Purchase Agreement;

•	reviewed the financial terms of a draft of the Split Agreement;

•
reviewed and analyzed certain publicly available financial and other data with respect to Perion and certain other relevant historical operating data relating to ClientConnect and Perion made available to RBC from published sources (in the case of Perion) and from the internal records of Conduit and Perion, respectively;

•
reviewed financial projections and forecasts of Perion and the combined post-Closing company prepared by Perion’s management, and of ClientConnect, prepared by Conduit’s management, as adjusted downward by Perion’s management ("Forecasts");

•
conducted discussions with members of the senior managements of Conduit and Perion with respect to the business prospects and financial outlook of ClientConnect and Perion as standalone entities as well as the strategic rationale and potential benefits of the transactions contemplated by the Share Purchase Agreement;

•	reviewed Wall Street research estimates regarding the potential future performance of Perion as a standalone entity;

•	reviewed the reported prices and trading activity for the Perion Shares; and

•	performed other studies and analyses as RBC deemed appropriate.

In arriving at its opinion, RBC performed the following analyses in addition to the review, inquiries and analyses referred to in the preceding paragraph:

•
performed a valuation analysis of each of ClientConnect and Perion as a standalone entity, using comparable company and discounted cash flow analyses with respect to each of ClientConnect and Perion, as well as precedent transaction analysis with respect to Perion;

•	performed an analysis of the contribution of selected historical and projected metrics of ClientConnect and Perion as standalone entities; and

•	performed a pro forma combination analysis, determining the potential impact of the Share Purchase on the projected 2014 and 2015 earnings per share of Perion, pro forma for the Share Purchase.

RBC employed several analytical methodologies in rendering its opinion, and no one method of analysis should be regarded as critical to the overall conclusion reached. Each analytical technique has inherent strengths and weaknesses, and the nature of the available information may further affect the value of particular techniques. RBC’s overall conclusions were based on the analyses and factors presented, taken as a whole, and also on application of RBC’s experience and judgment. Such conclusions may have involved significant elements of subjective judgment and qualitative analysis. RBC therefore gave no opinion as to the value or merit standing alone of any one or more parts of the analyses.

In rendering its opinion, RBC assumed and relied upon the accuracy and completeness of all of the information that was publicly available to it and all of the financial, legal, tax, operating and other information provided to or discussed with it by Conduit or Perion (including, without limitation, the financial statements and related notes thereto of each of ClientConnect and Perion, respectively), and did not assume any responsibility for independently verifying, and did not independently verify, such information. RBC assumed, with the consent of the our Board of Directors, that all Forecasts provided to RBC by Conduit or Perion (including Forecasts provided to RBC by Perion with respect to certain cost and revenue synergies expected to be realized from the transactions contemplated by the Share Purchase Agreement), were reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the managements of Conduit and Perion as to the future financial performance of ClientConnect and Perion, respectively, as standalone entities (or, in the case of any projected synergies, as a combined company). RBC expressed no opinion as to the Forecasts or the assumptions upon which they were based. In addition, RBC assumed, with the consent of our Board of Directors, that all assets necessary to operate ClientConnect, together with the contractual rights associated with the Split Agreement and the ancillary agreements related thereto, are sufficient to operate ClientConnect as contemplated by the Forecasts.

In rendering its opinion, RBC did not assume any responsibility to perform, and did not perform, an independent evaluation or appraisal of any of the assets or liabilities of Conduit, including ClientConnect or Perion, and RBC was not furnished with any such valuations or appraisals. RBC did not assume any obligation to conduct, and did not conduct, a physical inspection of the property or facilities of Conduit or Perion. RBC did not investigate, and made no assumption regarding, any litigation or other claims affecting Conduit or Perion.

RBC assumed, in all respects material to its analyses, that:

•	all conditions to the consummation of the Share Purchase would be satisfied without waiver thereof; and

•	the executed version of the Split Agreement would not differ, in any respect material to RBC’s opinion, from the latest draft reviewed by RBC.

The RBC opinion speaks only as of the date thereof, is based on the conditions as they existed, and information that RBC was supplied, as of the date thereof, and is without regard to any market, economic, financial, legal, or other circumstances or event of any kind or nature which may exist or occur after such date. RBC did not undertake to reaffirm or revise its opinion or otherwise comment upon events occurring after the date thereof and does not have an obligation to update, revise or reaffirm its opinion. RBC did not express an opinion as to the prices at which the Perion Shares have traded or would trade following the announcement of the Share Purchase or the prices at which the Perion Shares would trade following the consummation of the Share Purchase.

The RBC opinion was provided for the information and assistance of our Board of Directors in connection with the Share Purchase. The RBC opinion does not express any opinion, and makes no recommendation, to any shareholder of Perion as to how such shareholder should vote with respect to the Share Purchase or any other proposal to be voted upon by them in connection with the transactions contemplated by the Share Purchase Agreement. All advice and opinions (written and oral) rendered by RBC were intended for the use and benefit of our Board of Directors, acting solely in its capacity as such, and such advice or opinions may not be reproduced, summarized, excerpted from or referred to in any public document or given to any other person without the prior written consent of RBC; provided, however, that RBC has agreed to the inclusion of the opinion in certain circumstances, including in this Proxy Statement. The RBC opinion does not address the merits of the underlying decision by Perion to engage in the Share Purchase or the relative merits of the Share Purchase compared to any alternative business strategy or transaction in which Perion might engage. The RBC opinion addresses solely the fairness of the Exchange Ratio from a financial point of view to our shareholders. The RBC opinion does not in any way address other terms or arrangements of the Share Purchase Agreement, the Share Purchase or the Split Agreement, including without limitation, the financial or other terms of any other agreements contemplated by, or entered into in connection therewith. Further, in rendering its opinion, RBC expressed no opinion about the fairness of the amount or nature of the compensation (if any) to any of our officers, directors or employees, or class of such persons, relative to the consideration to be issued by us at the Closing.

Set forth below is a summary of the material financial analyses performed by RBC in connection with its opinion and reviewed with our Board of Directors at its meeting on September 15, 2013. The following summary, however, does not purport to be a complete description of the financial analyses performed by RBC. The order of analyses described does not represent relative importance or weight given to those analyses by RBC. Some of the summaries of the financial analyses include information presented in tabular format. The tables must be read together with the full text of each summary and are alone not a complete description of RBC’s financial analyses.

For purposes of its analyses, RBC reviewed a number of financial and operating metrics, including:

•
enterprise value, calculated as the value of the relevant company’s outstanding equity securities (taking into account its outstanding options and other convertible securities, as applicable) based on the relevant company’s closing stock price ("equity value") plus (i) par value of debt less cash and equivalents ("net debt") and (ii) noncontrolling interest, net of investment in unconsolidated affiliates (if any);

•	earnings before interest, taxes, depreciation, and amortization ("EBITDA");

•	earnings before interest and taxes ("EBIT"); and

•	net income.

Unless the context indicates otherwise, enterprise values and stock prices derived from the comparable companies analyses described below were calculated using the closing price of the Perion Shares and the common stock of the selected ad-supported software companies listed below as of September 13, 2013, and transaction values for the target companies derived from the comparable transactions analysis described below were calculated as of the announcement date of the relevant transactions based on the estimated enterprise value as of such date, using the purchase prices to be paid for the target companies’ stock in the selected transactions, instead of closing stock prices. Accordingly, this information may not reflect current or future market conditions.

LTM (latest twelve months for which financial information is publicly available) EBITDA, EBIT and net income for each of Perion and ClientConnect were based on historical financial information provided by the managements of Perion and Conduit, respectively, for the twelve months ended June 30, 2013, both adjusted for certain non-GAAP items provided by the management of Perion. First half 2013 annualized EBITDA, EBIT and net income for each of Perion and ClientConnect were based on historical financial information provided by the managements of Perion and Conduit, respectively, for the six months ended June 30, 2013, subject to certain non-GAAP adjustments provided by the management of Perion. Estimates of 2013 and 2014 EBITDA, EBIT and net income for Perion were based on estimates provided by the management of Perion. Estimates of 2013 and 2014 EBITDA, EBIT and net income for ClientConnect were based on estimates provided by management of Conduit, as adjusted downward by management of Perion. Estimates of 2013 and 2014 EBITDA and net income for the selected ad-supported software companies listed below were based on consensus estimates across selected Wall Street research reports ("Wall Street consensus") as of September 13, 2013.

Enterprise values for each of Perion and ClientConnect were calculated using the treasury stock method, and $23 million of net debt in the case of Perion, and no debt, in the case of ClientConnect. With respect to ClientConnect, the treasury stock method assumed an implied Exchange Ratio value of $3.16 per share, based on the Exchange Ratio of 0.2402 shares of Perion Shares, valued at $13.17 per share of Perion Shares, using the closing price of the Perion Shares as of September 13, 2013.

None of the companies used in the comparable companies or comparable transactions analyses are identical to Perion or ClientConnect. Accordingly, RBC believes the analyses are not simply mathematical. Rather, they involve complex considerations and qualitative judgments, reflected in RBC’s opinion, concerning differences in financial and operating characteristics of such companies and other factors that could affect the public trading value of the comparable companies or the acquisition prices of the subject companies in the comparable transactions analysis.

Contribution Analysis

RBC reviewed the respective estimated contributions of each of Perion and ClientConnect to the combined companies’ (1) EBITDA, (2) EBIT and (3) net income on each of an LTM, and first half 2013 annualized basis, as well as for each of the estimated calendar years ("CY") 2013 ("2013E") and 2014 ("2014E"). Such contributions were on a stand-alone basis; they excluded the effects of synergies.

The analysis indicated (i) the following ranges of relative contributions of Perion to each of the combined companies’ (a) LTM, (b) first half 2013 annualized, (c) CY 2013E and (d) CY 2014E EBITDA, EBIT and net income and (ii) corresponding implied exchange ratio ranges, as compared to the proposed Exchange Ratio of 0.2402:

	Relative Contribution
	Low	High
	Implied Percentage Ownership of Perion Shareholders	Implied Exchange Ratio	Implied Percentage Ownership of Perion Shareholders	Implied Exchange Ratio
EBITDA	14.0%	0.302x	17.8%	0.228x
EBIT	13.4%	0.320x	17.1%	0.239x
Net Income	12.8%	0.386x	16.3%	0.291x

Comparable Companies Analysis

Perion. RBC reviewed certain financial and stock market information of Perion and compared such information to corresponding information for a group of publicly traded companies (a "peer group"). The peer group to which Perion was compared consisted of the following publicly traded ad-supported software companies:

•	IAC/InteractiveCorp

•	AVG Technologies N.V.

•	Babylon Ltd.

RBC calculated the following multiples based on the reviewed financial and stock market information of Perion’s peer group:

•	Enterprise value as a multiple of CY 2013E EBITDA.

•	Enterprise value as a multiple of CY 2014E EBITDA.

The following table sets forth the high, low, mean and median multiples of Perion’s peer group derived by RBC, based on Wall Street consensus, using the treasury stock method, together with the corresponding multiple for Perion:

	Peer Group High	Peer Group Mean	Peer Group Median	Peer Group Low	Perion
Enterprise value as a multiple of CY 2013E EBITDA(1)	8.9x	7.4x	6.9x	6.2x	5.9x
Enterprise value as a multiple of CY 2014E EBITDA(2)	8.1x	7.0x	7.0x	5.8x	4.6x
________________

(1)           Babylon 2013E EBITDA figure represented 2013 annualized EBITDA, based on six month historical financial information for the period ended June 30, 2013.

(2)           2014 EBITDA estimates for Babylon were not available.

RBC applied the following multiple ranges to Perion’s 2013E and 2014E EBITDA, after reviewing the comparable companies analysis, which yielded the following implied per share equity value reference ranges for the Perion Shares:

	Selected Multiple Range	Implied Per Share Equity Value Reference Range
Enterprise value as a multiple of CY 2013E EBITDA	5.9x – 8.9x	$13.17 – $18.62
Enterprise value as a multiple of CY 2014E EBITDA	4.6x – 8.1x	$13.17 – $21.28

ClientConnect. RBC reviewed certain financial information of ClientConnect and compared such information to corresponding financial information, together with stock market information, for the same peer group described in the Comparable Companies Analysis of Perion above.

RBC applied the following multiple ranges to ClientConnect’s 2013E and 2014E EBITDA, after reviewing the comparable companies analysis, which yielded the following implied per share equity value reference ranges for the ClientConnect Shares:

	Selected Multiple Range	Implied Per Share Equity Value Reference Range
Enterprise value as a multiple of CY 2013E EBITDA	5.9x – 8.9x	$3.08 – $4.65
Enterprise value as a multiple of CY 2014E EBITDA	4.6x – 8.1x	$3.98 – $6.97

Implied Exchange Ratio. RBC then compared the low end of the comparable company reference ranges for Perion to the high end of the comparable company reference ranges for ClientConnect and the high end of the comparable company reference ranges for Perion to the low end of the comparable company reference ranges for ClientConnect. These comparisons resulted in the following implied exchange ratios, as compared to the proposed Exchange Ratio of 0.2402:

Implied Exchange Ratio	Low/High	High/Low
Enterprise value as a multiple of CY 2013E EBITDA	0.166x	0.353x
Enterprise value as a multiple of CY 2014E EBITDA	0.187x	0.530x

Discounted Cash Flow Analysis

Perion. RBC performed a discounted cash flow analysis of Perion to calculate the estimated present value of the standalone unlevered, after-tax free cash flows that Perion was forecasted to generate through the year ending December 31, 2017, based on estimates provided by Perion’s management.

RBC performed its discounted cash flow analysis of Perion based on estimated terminal values derived by applying average of multiples of 5.0x to 6.0x to Perion’s estimated 2018 EBITDA, and applying discount rates reflecting an estimated weighted-average cost of capital ("WACC") for Perion ranging from 13% to 15% (discounted to June 30, 2013). These calculations indicated the implied per share equity value reference ranges for the Perion Shares of $22.28 to $26.87.

ClientConnect. RBC performed a discounted cash flow analysis of ClientConnect to calculate the estimated present value of the standalone unlevered, after-tax free cash flows that ClientConnect was forecasted to generate through the fiscal year ending December 31, 2017, based on estimates provided by Conduit’s management, as adjusted downward by Perion’s management.

RBC performed its discounted cash flow analysis of ClientConnect based on estimated terminal values derived by applying a range of multiples of 6.0x to 7.0x to ClientConnect’s estimated 2018 EBITDA, and applying discount rates reflecting an estimated WACC for ClientConnect ranging from 11% to 13% (discounted to June 30, 2013). These calculations indicated an implied per share equity value reference range for the ClientConnect Shares of $10.29 to $12.36.

Implied Exchange Ratio. RBC then compared the low end of the discounted cash flow reference range for Perion to the high end of the discounted cash flow reference range for ClientConnect and the high end of the discounted cash flow reference range for Perion to the low end of the discounted cash flow reference range for ClientConnect. These comparisons resulted in an implied exchange ratio range of 0.383x to 0.555x as compared to the proposed Exchange Ratio of 0.2402.

Precedent Transactions Analysis

RBC reviewed LTM EBITDA for the latest twelve month period for which such information was publicly available prior to announcement for the following selected, publicly announced ad-supported software industry and subscription-based services transactions:

Announced	Acquiror	Target
November 8, 2012	Perion	SweetIM
October 22, 2012	Permira	Ancestry.com(1)
August 26, 2012	IAC	About.com(2)
June 1, 2012	MoneySupermarket	MoneySavingExpert(3)
January 9, 2012	InfoSpace	TaxACT
October 17, 2007	Spectrum Equity	Ancestry.com
________________

(1)	Cash balance includes restricted cash of $16.2 million.

(2)	LTM EBITDA adds back a $3.1 million write-down of assets and a goodwill impairment charge of $194.7 million.

(3)	British Pounds converted to US Dollars at the prevailing exchange rate on the announcement date.

The following table sets forth the high, low and median multiples of the comparable transactions derived by RBC, based on available historical financial information:

	Comparable Transactions High	Comparable Transactions Median	Comparable Transactions Low
Enterprise value as a multiple of LTM EBITDA	9.2x	7.0x	4.6x

RBC applied the following multiple range to Perion’s LTM EBITDA after reviewing the comparable transactions, which yielded the following implied per share equity value reference ranges for the Perion Shares:

	Selected Multiple Range	Implied Per Share Equity Value Reference Range
Enterprise value as a multiple of LTM EBITDA	4.6x – 9.2x	$9.03 – $15.88

RBC then compared the low end of the precedent transactions reference range for Perion to the high end of the 2013E EBITDA comparable companies reference range for ClientConnect and the high end of the precedent transactions reference range for Perion to the low end of the 2013E EBITDA comparable companies reference range for ClientConnect. These comparisons resulted in an implied exchange ratio range of 0.194x to 0.515x as compared to the proposed Exchange Ratio of 0.2402.

Pro Forma Analysis

RBC reviewed the potential pro forma impact of Share Purchase on Perion’s CY 2014E and CY 2015E non-GAAP earnings per share. Estimated financial data for Perion were based on financial forecasts and estimates prepared by Perion’s management. Estimated financial data for ClientConnect were based on financial forecasts and estimates prepared by Conduit’s management, as adjusted downward by Perion’s management. Based on an assumed Exchange Ratio of 0.2402, this analysis indicated that the Share Purchase could be between approximately 50% to 56% accretive to holders of Perion Shares.

Other Information

RBC also noted certain additional factors that were not considered part of RBC’s financial analysis with respect to its opinion but were referenced for informational purposes, including:

•	the closing trading prices for the Perion Shares during the one-year period ended September 13, 2013, which reflected low and high stock prices of $6.70 and $14.70 per share, respectively;

•
the historical volume weighted prices for the Perion Shares during certain periods ended September 13, 2013, which reflected the following volume weighted average prices ("VWAP") for the Perion Shares: (i) $12.36 for the 10-trading-day VWAP; (ii) $11.25 for the 30-trading-day VWAP; and (iii) $12.47 for the 90-trading-day VWAP; and

•
one-year forward stock price targets for the Perion Shares in recently published, publicly available Wall Street research analysts’ reports, which indicated low and high share price targets ranging from $16.00 to $18.00 per share, discounted to present value (using a 13.8% discount rate based on the estimated cost of equity for Perion) resulting in values ranging from approximately $14.06 to $15.82 per share.

General

The foregoing summary describes all the analyses and factors that RBC deemed material in its presentation to our Board of Directors, but is not a comprehensive description of all analyses performed or factors considered by RBC in connection with preparing its opinion. The preparation of a fairness opinion is a complex process involving the application of subjective business judgment in determining the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, is not readily susceptible to summary description. RBC believes that its analyses must be considered as a whole and that considering any portion of such analyses and of the factors considered without considering all of such analyses and factors could create a misleading view of the process underlying the opinion. In arriving at its fairness determination, RBC did not assign specific weights to any particular analyses.

In conducting its analyses and arriving at its opinion, RBC used a variety of generally accepted valuation methods. The analyses were prepared for the purpose of enabling RBC to provide its opinion to the our Board of Directors as to the fairness from a financial point of view of the Exchange Ratio to our shareholders and did not purport to be appraisals or necessarily reflect the prices at which businesses or securities actually may be sold, which are inherently subject to uncertainty. In connection with its analyses, RBC made, and was provided by Perion’s management with, numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of RBC or Perion. Analyses based on estimates or forecasts of future results are not necessarily indicative of actual past or future values or results, which may be significantly more or less favorable than suggested by such analyses. Because such analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of Perion or its advisors, neither Perion nor RBC nor any other person assumes responsibility if future results or actual values are materially different from these forecasts or assumptions.

The terms of the Share Purchase Agreement were determined through arm’s length negotiations between Conduit and Perion and were approved by our Board of Directors. The decision to enter into the Share Purchase Agreement was solely that of our Board of Directors. As described above, the opinion and presentation of RBC to our Board of Directors were only two of a number of factors taken into consideration by our Board of Directors in making its determination to approve the Share Purchase.

Perion selected RBC to provide the opinion based on RBC’s qualifications, expertise, reputation and experience in mergers and acquisitions. Perion retained RBC pursuant to a letter agreement, which is referred to below as the "engagement letter." RBC has earned a fee for rendering its opinion, payable upon delivery of the opinion, regardless of whether such opinion is accepted or the Share Purchase is consummated. Regardless of whether the Share Purchase is consummated, Perion has agreed to reimburse RBC for certain out-of-pocket expenses incurred in performing the services described in the engagement letter, including reasonable fees and disbursements of RBC’s legal counsel. Perion also agreed to indemnify RBC and certain related persons against certain liabilities related to or arising out of any matter contemplated by RBC’s engagement, RBC’s opinion or otherwise in connection with services provided with respect to a proposed acquisition by Perion of ClientConnect.

In the ordinary course of business, RBC may act as a market maker and broker in the publicly traded securities of Perion and receive customary compensation, and may also actively trade securities of Perion for its own account and the accounts of its customers. Accordingly, RBC and its affiliates may hold a long or short position in such securities.

Required Vote:

Approval of each of the resolutions set forth below requires the affirmative vote of the holders of a majority of the Perion Shares present, in person or by proxy, and voting on such matter (not including abstentions).

Proposed Resolutions:

At the Meeting the shareholders will be asked to approve the following resolutions, each continent upon the other:

"RESOLVED, that the Share Purchase Agreement, the Share Purchase and the other transactions contemplated by the Share Purchase Agreement be, and they hereby are, approved and adopted in all respects.

RESOLVED, that Article 4 of each of the Articles of Association and the Memorandum of Association be amended to read as follows: "The share capital of the Company shall be NIS 1,200,000, consisting of 120,000,000 ordinary shares, each having a nominal value of NIS 0.01 (the "Ordinary Shares").

RESOLVED, to elect to the Board of Directors, effective as of the Closing, Dror Erez until the 2016 annual meeting of shareholders, and Roy Gen until the 2015 annual meeting of shareholders."

The Board of Directors recommends a vote "FOR" the approval of each of the foregoing resolutions.

PROPOSAL TWO

APPROVAL OF AMENDED FORM OF D&O INDEMNIFICATION AGREEMENT

The Share Purchase Agreement provides that, as a condition to Conduit's obligations thereunder, we will enter into an indemnification agreement, in the form attached as Appendix G to this Proxy Statement, with each of the two nominees for director designated by Conduit.  Accordingly, we propose to replace our form of D&O indemnification agreement with this form, for the benefit of all of our directors and executive officers who may serve from time to time. As required by the Companies Law, the proposed form of amended indemnification agreement sets forth the events that are indemnifiable and the maximum amounts of indemnification payable in certain circumstances, each as determined by our Board of Directors. The full text of the proposed form of amended indemnification agreement is included as Appendix G to this Proxy Statement and is incorporated herein by reference.

Pursuant to the Companies Law, the compensation of directors and the chief executive officer, including insurance and indemnification, for services to the company in any capacity requires the approval of the compensation committee, board of directors and shareholders, in that order. Our Compensation Committee and Board of Directors have approved the amended form of Indemnification Agreement to be entered into between us and each of our directors and officers, and at the Meeting we will request the approval of our shareholders for such amendment.

The approval of this proposal will take effect only if the Share Purchase is consummated.

Required Vote:

Approval of the resolution set forth below requires the affirmative vote of the holders of a majority of the Perion Shares present, in person or by proxy, and voting on such matter (not including abstentions), provided, however, that either (i) at least a majority of the shares of non-controlling shareholders and shareholders who do not have a personal interest in the resolution are voted in favor of the resolution, or (ii) the total number of shares of non-controlling shareholders and of shareholders who do not have a personal interest in the resolution voted against the resolution does not exceed two percent of the outstanding voting power in the Company. The Companies Law requires that each shareholder voting on this proposal indicate whether or not the shareholder has a personal interest. Otherwise, the shareholder is not eligible to vote on this proposal.  All of our directors and officers are deemed to have a "personal interest" in this matter. Under the Companies Law, a "personal interest" of a shareholder (i) includes a personal interest of any members of the shareholder’s family (or spous es thereof) or a personal interest of an entity with respect to which the shareholder (or such family member) serves as a director or chief executive officer, owns at least 5% of its outstanding share capital or voting power or has the right to appoint a director or chief executive officer, and (ii) excludes an interest arising solely from the ownership of Perion Shares.

Since it is highly unlikely that any of our public shareholders has a personal interest in this matter and to avoid confusion in the voting and tabulation processes, the enclosed form of proxy includes a certification that you do not have a personal interest in this proposal. If you have a personal interest, please contact the Company's Corporate Secretary and General Counsel, at +972-3-769-6100 for instructions on how to vote your Perion Shares and indicate that you have a personal interest or, if you hold your Perion Shares in "street name", you may also contact the representative managing your account, who would then contact us on your behalf. Shareholders who hold their shares through banks, brokers or other nominees that are members of the TASE should indicate whether or not they have a personal interest on the form of voting card that we will file on MAGNA, the website of the ISA.

Proposed Resolutions:

At the Meeting the shareholders will be asked to approve the following resolution:

"RESOLVED, subject to the Closing, to approve the amended form of indemnification agreement between the Company and each of its directors and officers who may serve from time to time, attached as Appendix G to the Proxy Statement."

The Board of Directors recommends a vote "FOR" the approval of the foregoing resolution.

PROPOSAL THREE

APPROVAL OF PURCHASE OF D&O LIABILITY INSURANCE

The Share Purchase Agreement provides that, as a condition to Conduit's obligations thereunder, we will purchase a liability insurance policy covering our directors and officers in the amount of at least $60 million, of which $10 million will consist of "Side A" coverage payable directly to the directors and officers, and purchase a run-off insurance policy that covers our directors and officers serving prior to the Closing for a period of seven years from the Closing Date with respect to our current D&O liability insurance policy.

Pursuant to the Companies Law, the compensation of directors and the chief executive officer, including insurance and indemnification, for services to the company in any capacity requires the approval of the compensation committee, board of directors and shareholders, in that order. Our Compensation Committee and Board of Directors have approved the purchase of a D&O liability insurance policy in the amount of $60 million, of which $10 million will consist of "Side A" coverage payable directly to the directors and officers, and any renewal and/or extension of such policy.  The aggregate annual premium with respect to the foregoing policy will not exceed $450,000.

Our Compensation Committee and Board of Directors have also approved the purchase of run-off insurance in connection with our current D&O liability insurance policy, which includes coverage in the amount of $25 million, for a period of seven years.  This insurance will cover our current directors and officers with respect to acts or omissions occurring prior to the Closing. The aggregate fee with respect to the run-off insurance will not exceed $400,000. At the Meeting, our shareholders will be asked to approve the purchase of such D&O liability insurance.

At the Meeting, the shareholders will also be asked to approve any renewal and/or extension of the new insurance policy described above, and the purchase of any other D&O insurance policy upon the expiration of such policy, provided that the coverage will not exceed $60 million and that the annual premium will not exceed an amount representing an increase of 20% per year. The approval of the shareholders of this proposed resolution at the Meeting will extend to any renewal or substitution of such policy, from time to time, within the foregoing limitations. However, if a compensation policy is approved pursuant to the Companies Law (see Proposal 5), the parameters with respect to D&O insurance set forth in such policy will apply from the date of approval thereof.

The abovementioned approval shall apply to past directors, current directors, and any future directors who may serve from time to time, all in accordance with the terms and conditions of the applicable policies.

The approval these proposals will take effect only if the Share Purchase is consummated.

Required Vote:

Approval of each of the resolutions set forth below requires the affirmative vote of the holders of a majority of the Perion Shares present, in person or by proxy, and voting on such matter (not including abstentions), provided however that either (i) at least a majority of the shares of non-controlling shareholders and shareholders who do not have a personal interest in the resolution are voted in favor of the resolution, or (ii) the total number of shares of non-controlling shareholders and of shareholders who do not have a personal interest in the resolution voted against the resolution does not exceed two percent of the outstanding voting power in the Company. The Companies Law requires that each shareholder voting on this proposal indicate whether or not the shareholder has a personal interest. Otherwise, the shareholder is not eligible to vote on this proposal.  All of our directors and officers are deemed to have a "personal interest" in this matter. For information regarding personal interests under the Companies Law and related voting procedures, please see Proposal 2 above, under the caption "Required Vote".

Proposed Resolutions:

At the Meeting the shareholders will be asked to approve each of the following resolutions:

"RESOLVED, subject to the Closing, to approve the purchase of the liability insurance described in the Proxy Statement, for the benefit of all directors and officers of the Company who may serve from time to time, and any renewals, extensions or substitutions, subject to the limitations set forth in the Proxy Statement.

RESOLVED, subject to the Closing, to approve the purchase of the run-off insurance described in the Proxy Statement."

The Board of Directors recommends a vote "FOR" the approval of each of the foregoing resolutions.

PROPOSAL FOUR

APPROVAL OF COMPENSATION FOR OUR CHIEF EXECUTIVE OFFICER

Pursuant to a recent amendment to the Companies Law, any public Israeli company that seeks to approve new compensation terms of its chief executive officer is required to obtain the approval of its compensation committee, board of directors and shareholders, in that order. Certain proposed new compensation terms of our Chief Executive Officer, Mr. Josef Mandelbaum, including a grant of RSUs to him, will be presented for shareholder approval at the Meeting. Our Compensation Committee and Board of Directors have already approved these new terms.

In addition to the new compensation terms that are subject to shareholder approval, our Chief Executive Officer also receives certain additional benefits, such as a company car, health insurance, life insurance and a mobile phone.  In addition, Mr. Mandelbaum is entitled to an annual bonus equal to up to 50% of his base salary, subject to the Company's meeting its annual targets for revenue and EBIT as set forth in the annual budget approved by our Board of Directors. Half of the bonus depends on meeting the revenue target and half on meeting the EBIT target.  Mr. Mandelbaum is also entitled to an annual salary raise at a rate equal to the average rate of the increase in annual salaries of our senior management (i.e., vice presidents and managers reporting directly to the Chief Executive Officer) in the applicable year.

Proposed New Compensation Terms:

Base Salary:  The monthly salary to be paid to Mr. Mandelbaum would be increased from NIS 99,500 (which, for convenience purposes only, is equal to $27,895 based on the exchange rate between the NIS and the U.S. dollar, as published by the Bank of Israel on October 9, 2013 (the "NIS/Dollar Exchange Rate")) to NIS 140,000 (which, for convenience purposes only, is equal to $39,249 based on the NIS/Dollar Exchange Rate).  The increase in Base Salary could result in a higher annual bonus, subject to the satisfaction of the applicable financial targets.

Employment Term:  Currently, either the Company or Mr. Mandelbaum may terminate the employment agreement upon six months’ prior written notice, during which time Mr. Mandelbaum's employment would continue in accordance with the terms of his employment agreement.  The proposal is to increase the notice period from six months to 12 months' prior written notice in the case of termination of Mr. Mandelbaum's employment by the Company.  If Mr. Mandelbaum resigns from office, he must still provide six months’ prior written notice, during which time his employment would continue in accordance with the terms of his employment agreement, provided, however, that the Company may determine to reduce such period to three months, during which time Mr. Mandelbaum would not be obligated to continue his employment. During the notice period, Mr. Mandelbaum would be entitled to all payments and benefits pursuant to his then-current compensation terms, including continued vesting of any equity-based awards.

Proposed Equity Grant:

It is proposed to grant to Mr. Mandelbaum 432,400 RSUs under our Equity Incentive Plan, on the following key terms:

•
200,000 RSUs would be granted on the date of the Meeting, and 232,400 RSUs would be granted immediately following the consummation of the Share Purchase described above in Proposal 1, which is expected to take place in January 2014;

•	the purchase price of each RSU would be NIS 0.01, the par value of the Perion Shares;

•
the RSUs would automatically vest into Perion Shares over a period of three years, subject to Mr. Mandelbaum's continued employment with the Company, with 20% of each grant vesting on the first anniversary of the applicable date of grant, 30% of each grant vesting on the second anniversary of the applicable date of grant and 50% of each grant vesting on the third anniversary of the applicable date of grant; and

•	all other terms and conditions in connection with the above RSUs would be in accordance with our Equity Incentive Plan, a copy of which is attached hereto as Appendix I.

The value of such grant is the number of RSUs multiplied by the closing price of the Perion Shares on NASDAQ on the applicable grant date.  Based on the closing price of $13.29 per share on October 10, 2013, the value of the proposed grant would be $5,741,280.

Reasons for the Proposal:

Mr. Josef Mandelbaum has been our Chief Executive Officer (the "CEO") since July 2010.  During such time, Perion has experienced tremendous growth, in terms of revenues, EBITDA and earnings per share.  For example, in the 12 months ended June 30, 2013, Perion's revenues increased by more than 116% and its EBITDA increased by more than 256%, both as compared to the 12 month period ended June 30, 2012.  In addition, as described above under Proposal 1, following the consummation of the Share Purchase, Perion's revenues, EBITDA and earnings per share are expected to increase further and Mr. Mandelbaum will be faced with significant challenges leading our company in the integration of the ClientConnect business and the continuation of the implementation of our growth strategy, which includes indentifying and consummating additional acquisitions. Prior to approving Mr. Mandelbaum's new compensation terms, our Compensation Committee and Board of Directors considered the above factors in addition to several factors, including comparable industry data, data of peer companies in our industry, the responsibilities to be performed after the consummation of the Share Purchase by Mr. Mandelbaum, the equity and compensation for comparably situated chief executive officers, the central role of Mr. Mandelbaum in the implementation of Perion's business plan, as well as certain other factors prescribed by the Companies Law and our executive compensation policy, as described in Proposal 5 below.

Required Vote:

The compensation of our CEO requires the affirmative vote of a majority of the Perion Shares present, in person or by proxy, and voting on the matter, provided that either (i) at least a majority of the shares of non-controlling shareholders and shareholders who do not have a personal interest in the resolution are voted in favor of the CEO compensation, or (ii) the total number of shares of non-controlling shareholders and of shareholders who do not have a personal interest in the resolution voted against the CEO compensation does not exceed two percent of the outstanding voting power in the Company.  The Companies Law requires that each shareholder voting on this proposal indicate whether or not the shareholder has a personal interest. Otherwise, the shareholder is not eligible to vote on this proposal.  For information regarding personal interests under the Companies Law and related voting procedures, please see Proposal 2 above, under the caption "Required Vote".  According to the Companies Law, even if the shareholders do not approve the proposed terms of the CEO compensation, our Compensation Committee and the Board of Directors may thereafter approve the proposal, provided that they have approved it, based on detailed reasoning, following a re-evaluation of the proposed compensation and taking into account the opposition of the shareholders, among other things.

Proposed Resolution:

It is proposed that the following resolution be adopted at the Meeting:

"RESOLVED, the terms of compensation of Mr. Josef Mandelbaum, our Chief Executive Officer, including a grant of RSUs to him, as described in the Proxy Statement, be, and the same hereby are, approved."

The Board of Directors recommends a vote FOR approval of the proposed resolution.

PROPOSAL FIVE

APPROVAL OF COMPENSATION POLICY FOR OUR DIRECTORS AND OFFICERS

Background

Under a recent amendment to the Companies Law, all public companies are required to adopt a policy governing the compensation of "office holders". The Companies Law defines the term "office holder" of a company to include a director, the chief executive officer, the chief financial officer and any manager who is directly subordinate to the chief executive officer.  In general, all office holders’ terms of compensation – including fixed remuneration, bonuses, equity compensation, retirement or termination payments, indemnification, liability insurance and the grant of an exemption from liability – must comply with the company's compensation policy, once adopted.

Pursuant to the Companies Law, as amended, the compensation policy must comply with specified criteria and guidelines and, in general, be based following consideration of, among others, the following factors: (i) promoting the company’s objectives, business plan and long term policy; (ii) creating appropriate incentives for the company’s office holders, considering, among others, the company's risk management policy; (iii) the company's size and nature of operations; and (iv) with respect to variable elements of compensation (such as bonuses and equity-based awards), the office holder’s contribution to achieving corporate objectives and increasing profits, with a long-term view and in accordance with his or her role.

Pursuant to the Companies Law, a compensation policy is required to be approved by the board of directors, following the recommendation of the compensation committee, and the shareholders (by a special majority), in that order, at least once every three years.

Our Compensation Committee and Board of Directors have approved a Compensation Policy for Executive Officers and Directors in the form attached hereto as Appendix H (the "Compensation Policy" or the "Policy").

Summary of the Compensation Policy

The following is a summary of the Compensation Policy and is qualified by reference to the full text thereof.

•
Objectives: To support the achievement of our long-term work plan goals and to ensure that (i) the interests of our office holders are aligned as closely as possible with the interests of our shareholders, (ii) the correlation between performance and payment will be enhanced, (iii) we will be able to recruit and retain top-level executives capable of leading us to further business success, facing the challenges ahead, (iv) office holders will be motivated to achieve a high level of business performance without taking unreasonable risks and (v) an appropriate balance will be established between different compensation elements – fixed vs. variable, short-term vs. long-term and cash payments vs. equity-based compensation.

•	Compensation instruments: Include base salary, benefits and perquisites; cash bonuses; equity-based compensation; and/or retirement arrangements.

•	Base salary, benefits and perquisites: The Policy provides guidelines and criteria for determining base salary, benefits and perquisites for office holders.

•	Cash bonuses: Our policy is to allow annual cash bonuses, which may be awarded to office holders pursuant to the guidelines and criteria, including caps, set forth in the Policy.

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"Clawback":  In the event of an accounting restatement, we will be entitled to recover from office holders bonus compensation in the amount of the excess over what would have been paid under the accounting restatement, as specified in the Policy.

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Equity-based compensation: We may provide equity-based compensation in the form of stock options and/or other forms of equity, which may be awarded to office holders pursuant to the guidelines set forth in the Policy.

•	Severance arrangements: The Policy provides guidelines and criteria for determining severance arrangements of office holders, including caps thereon.

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Indemnification, exculpation and insurance: The Policy permits providing office holders with indemnification, exculpation and insurance, as permitted by the Companies Law. In particular, the Policy contains specific guidelines for liability insurance covering office holders.

•	Directors: The Policy permits providing compensation to our directors in accordance with applicable regulations promulgated under the Companies Law.

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Applicability: The Policy will apply to compensation agreements and arrangements approved after the date on which the Policy is approved and will not be construed as altering or amending any compensation duly approved prior to the approval of the Policy.

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Review: The Compensation Committee and the Board of Directors will review, from time to time, the ratio between the total cost of employment of each of the office holders and the average and median total costs of employment of the rest of the employees, and discuss its possible impact on labor relations within the Company.

Required Vote:

Pursuant to the Companies Law, the approval of the Compensation Policy requires the affirmative vote of a majority of the shares present, in person or by proxy, and voting on the matter, provided that either (i) at least a majority of the shares of non-controlling shareholders and shareholders who do not have a personal interest in the resolution are voted in favor of the election of the Compensation Policy or (ii) the total number of shares of non-controlling shareholders and of shareholders who do not have a personal interest in the resolution voted against the Compensation Policy does not exceed two percent of the outstanding voting power in the Company.  The Companies Law requires that each shareholder voting on this proposal indicate whether or not the shareholder has such a personal interest.  Otherwise, the shareholder is not eligible to vote on this proposal.  All of our directors and officers are deemed to have a "personal interest" in this matter. For information regarding personal interests under the Companies Law and related voting procedures, please see Proposal 2 above, under the caption "Required Vote". According to the Companies Law, even if the shareholders do not approve the Compensation Policy, the Compensation Committee and the Board of Directors may thereafter approve the proposal, provided that they have determined based on detailed reasoning and a re-evaluation of the Compensation Policy, that the Compensation Policy is in the best interests of the Company despite the opposition of the shareholders.

Proposed Resolution:

It is proposed that at the Meeting the following resolution be adopted:

"RESOLVED, that the Compensation Policy, in the form attached as Appendix H to the Proxy Statement, be, and it hereby is, approved."

The Board of Directors recommends a vote FOR approval of the proposed resolution.

PROPOSAL SIX

APPROVAL OF AMENDED EQUITY INCENTIVE PLAN FOR U.S. TAX PURPOSES

Background

Our Equity Incentive Plan (including the U.S. Addendum) (the "Plan") was initially adopted in 2003. The Plan had an initial term of ten years from adoption.  On December 9, 2012, our Board of Directors extended the term of the Plan for an additional ten years.  In addition, on August 7, 2013, our Board of Directors approved amendments to the Plan, which include the ability to grant RSUs and restricted stock. A copy of the Plan, as amended, is attached hereto as Appendix I and is incorporated herein by reference.

Although the NASDAQ Listing Rules generally require shareholder approval of equity compensation plans and material amendments thereto, pursuant to certain exemptions for foreign private issuers, we follow Israeli practice, which is to have such plans and amendments approved only by the board of directors and to have the grants of awards under such plans approved by shareholders to the extent they are made to the chief executive officer or directors.  Pursuant to the Companies Law, approvals of the compensation committee and board of directors are also required for any grants of awards to officers and directors.

Our Board of Directors has determined that it is in our best interests to allow our employees in the United States to participate in our stock option plans for employees. According to the U.S. Internal Revenue Code of 1986, as amended (the "Code"), in order for a grant of options to qualify as an "incentive stock option" ("ISO") it must, amongst other requirements, be granted pursuant to a plan which is approved by the shareholders of the granting company within 12 months before or after the date such plan is adopted. Therefore, in 2011, our Board of Directors and shareholders adopted a U.S. Addendum, for the granting of options to purchase Perion Shares under our then current option plan, all of which may be issued under the U.S. Addendum as "incentive stock options" within the meaning of the Code.

As a result of the recent amendments to the Plan (including the U.S. Addendum), in order for the Company to continue to grant ISOs, it is necessary for our shareholders to approve the recent amendments to the Plan (including the U.S. Addendum).  At the Meeting, you will be requested to approve the Plan (including the U.S. Addendum), including the: (i) extension of the term of the Plan to December 9, 2022, (ii) increase in the pool of Perion Shares available for issuance under the Plan to 12,000,000 Perion Shares, and (iii) amendments to the Plan, including to allow us to grant RSUs and restricted stock.

Summary of the Plan

The following summary of the material features of the Plan, as amended, is qualified in its entirety by reference to the complete text of the Plan, a copy of which is attached to this Proxy Statement as Appendix I.  The Plan permits the issuance of options, restricted stock units ("RSUs"), which are rights to be issued a stated number of shares upon completion of a specified vesting term and payment of the par value of such shares, and restricted stock ("RS"), which are share issued under the Plan to a Stock Award Holder for such consideration, if any, and subject to such restrictions established by the Company.  In this summary of the Plan, a grant of options, RSUs or RS under the Plan is referred to as a "Stock Award", and a recipient of a Stock Award is referred to as a "Stock Award Holder".

Purpose, Eligible Individuals and Term.  The purpose of the Plan is to provide incentives to employees, directors, consultants, service providers of the Company or any subsidiary or affiliate thereof (where applicable in this Summary of the Plan, the term "Company" includes any subsidiary or affiliate of the Company) and any other entity which our Board of Directors determines that their services are valuable to the Company, by providing them with opportunities to purchase Perion Shares.  The term of the Plan expires on December 9, 2022. All Stock Awards that are outstanding at the time of expiration of the Plan will continue to have full force and effect in accordance with the provisions of the Plan and the documents evidencing such Stock Awards.

Perion Shares Reserved.  The Company initially reserved 4,368,000 Perion Shares for the purposes of the Plan (subject to any adjustments for share splits, combination or exchange of shares, recapitalization, share dividends and the like).  As of October 9, 2013, 3,134,400 Perion Shares were reserved for issuance pursuant to our Equity Incentive Plan, of which options to acquire 1,780,843 Perion Shares were outstanding.  To the extent that a Stock Award is cancelled or expires, the underlying Perion Shares subject to the cancelled or expired Stock Award will again become available for grant under the Plan.

Administration.  The Board of Directors, and in some cases the Compensation Committee as well, has the power to administer the Plan, subject to applicable law.

Vesting and Expiration.  The Stock Awards will vest as determined by the Board of Directors or by the Compensation Committee and for the number of Perion Shares as will be provided in the applicable agreement of the Stock Award Holder. In most cases, the Company has approved Stock Awards which vest in three equal portions on each anniversary of the date of grant.   Stock Awards expire upon the earlier of: (i) the date set forth in the Stock Award agreement; and (ii) the expiration of any extended period in any of the events set forth in the Plan.  The unvested portion of each Stock Award terminates upon the termination of employment or service of the Stock Award Holder. Upon such termination, all vested portions of Perion Options also terminate, except that: (i) in the event of termination without cause, such vested portion that is still in force and unexpired may be exercised within 90 days of termination; (ii) in the event of termination upon death or as a result of disability, such vested portion that is still in force and unexpired may be exercised within 12 months of termination; or (iii) the Compensation Committee may authorize an extension of the terms of all or part of such vested portion that is still in force and unexpired beyond the date of termination, for a period not to exceed the initial term of such Perion Option.  In the event the employment of the Stock Award Holder is terminated for cause, all outstanding Perion Options granted to such Stock Award Holder will expire upon such termination.  Stock Awards also terminate within 10 days of receipt by the Stock Award Holder of notice of a voluntary liquidation or dissolution of the Company.  In most cases, the Company has approved Stock Awards which automatically expire 5 years from the date of grant.

Transfer of Awards; Payment of Exercise Price.  Stock Awards granted under the Plan are generally not transferable by the Stock Award Holder, and each Stock Award is exercisable during the lifetime of the Stock Award Holder only by such Stock Award Holder.   The exercise price of each Perion Share subject to a Stock Award shall be determined by the Board of Directors or by the Compensation Committee in accordance with applicable law, subject to guidelines determined by the Board of Directors from time to time. Payment for Perion Shares upon the exercise of a Stock Award may be paid in cash or check or such other method of payment acceptable to the Compensation Committee. The Company may, on a case by case basis, make an allowance for a cash-less exercise or net-exercise, if the Stock Award Holder instructs the Company to exercise his Perion Options for an immediate sale. The Board of Directors or the Compensation Committee may postpone the date of payment on such terms as it may determine.

U.S. Addendum for U.S. Stock Award Holders.  The Plan contains an addendum that sets forth certain terms of Stock Awards that may be granted to employees, directors and other individuals who are United States citizens or who are resident aliens of the United States for United States federal tax purposes (collectively, "U.S. Persons"), and who render services to the management, operation or development of the Company or a Subsidiary and who have contributed or may be expected to contribute materially to the success of the Company or a Subsidiary (the "U.S. Addendum").  The term "Subsidiary" as used in such U.S. Addendum means a corporation or other business entity of which the Company owns, directly or indirectly through an unbroken chain of ownership, fifty percent or more of the total combined voting power of all classes of stock.  The Company may grant to U.S. Persons ISOs or nonqualified stock options ("NSOs") under the Plan. Every Perion Option granted to a U.S. Person will be evidenced by a written Stock Award Agreement in such form as the Board of Directors or the Compensation Committee approve, specifying the number of Perion Shares that may be purchased pursuant to the Stock Award, the exercise price, the time or times at which the Stock Award are exercisable in whole or in part, whether the Stock Award is intended to be an ISO or a NSO and such other terms and conditions as the Board of Directors or the Compensation Committee approve.  The exercise price must be at least equal to the fair market value of the Perion Shares as of the date the Stock Award is granted. Further, an ISO generally must be exercised no later than ten (10) years from its date of grant.

Effect of Certain Transactions.  In the event of the occurrence of (i) a sale or other disposition of all or substantially all, as determined by the Board of Directors, of the consolidated assets of the Company and its subsidiaries; (ii) a sale or other disposition of all or substantially all, as determined by the Board of Directors, of the outstanding securities of the Company resulting in a Change of Control; (iii) a merger, consolidation or similar transaction resulting in a Change of Control; or (iv) a merger, consolidation or reorganization following which the Company is the surviving corporation but the Perion Shares outstanding immediately preceding the merger, consolidation or reorganization are converted or exchanged by virtue of the merger, consolidation or reorganization into other property, whether in the form of securities, cash or otherwise (each of (i) to (iv), a "Transaction"), immediately prior to the effective date of such Transaction, each Stock Award may, among other things, at the sole and absolute discretion of the Board of Directors, either:  (i) be substituted for awards of another entity that the Company is merged to or is acquired by, in which the Company is not the surviving entity (each, a "Successor Company"), for such number and class of securities of the Successor Company which would have been issuable to the Stock Award Holder in consummation of such Transaction, had the Stock Award been exercised, immediately prior to the effective date of such Transaction; (ii) be assumed by any Successor Company such that the Stock Award Holder may exercise the Stock Award, for such number and class of securities of the Successor Company which would have been issuable to the Stock Award Holder in consummation of such Transaction, had the Stock Award been exercised immediately prior to the effective date of such Transaction; or (iii) determine that the Stock Awards shall be cashed out for a consideration equal to the difference between the price received by the shareholders of the Company in the Transaction and the exercise price of such Stock Award.  Whether a transaction is a "Transaction" as defined above, shall be finally and conclusively determined by the Board of Directors in its absolute discretion.  The term "Change of Control" as used in the Plan means an event following which the persons and/or entities that control the Company, directly or indirectly, at the time of adoption of the Plan, shall cease to have the right to appoint, directly or indirectly, independently, or together with another person or entity (as a result of an agreement with such person or entity, or otherwise), 50% or more of the members of the Board of Directors.

Subject to any provision in the Company's Articles of Association and to the discretion of the Board of Directors, in the event of a sale of all or substantially all of the issued and outstanding share capital of the Company (the "Sale"), each Stock Award Holder will be obligated to participate in the Sale and sell his Perion Shares and/or Stock Awards, provided, however, that each such Perion Share or Stock Award will be sold at a price equal to that of any other Perion Share sold under the Sale (and, unless determined otherwise by the Board of Directors, less the applicable Purchase Price), while accounting for changes in such price due to the respective terms of any such Stock Award, and subject to the absolute discretion of the Board of Directors.

Notwithstanding anything to the contrary in the Articles of Association of the Company, none of the Stock Award Holders will have a right of first refusal in connection with any sale of Perion Shares.

Amendments to the Plan.  The Board of Directors may amend, alter, suspend or terminate the Plan, provided, however, that no amendment, alteration, suspension or termination will impair the rights of any Stock Award Holder, unless mutually agreed upon in writing by the applicable Stock Award Holder and the Company.

Israeli Tax Treatment

The following summary of the Israeli income tax consequences of Stock Awards to Israeli Stock Award Holders is general and does not purport to be comprehensive.  The Plan provides for the granting of Stock Awards to employees, directors and consultants under either Section 102 or Section 3(i) of the Tax Ordinance.  The Stock Awards granted under the Plan are all subject to the "capital gains tax route" under Section 102 of the Tax Ordinance (the "Capital Gains Tax Route").

Stock Awards.   The Capital Gains Tax Route generally provides, in connection with Stock Awards, for a reduced tax rate of 25% on gains realized upon the sale of its underlying shares, subject to the fulfillment of certain procedures and conditions including the deposit of such Stock Awards (or shares issued upon their exercise or shares in case that a RS was granted) for a requisite period of time with a trustee approved by the Israeli Tax Authority (currently, 24 months from the date of grant). Notwithstanding the above, in any event where the exercise price of the Perion Shares subject to the Stock Awards is less than the fair market value of the Perion Shares at the time of grant of the Stock Awards (calculated as the average value of the Company's shares on the 30 trading days preceding the date of grant), such amount will be deemed ordinary income of the Stock Award Holder, taxed at the applicable marginal tax rate (up to 50% in 2013) together with health insurance and social security insurance payments, on the date of sale of the underlying shares and/or the date of the release of such underlying shares from trust. In the event the requirements of Section 102 for the allocation of Stock Awards according to the Capital Gains Tax Route are not met, the benefit attributed to the Stock Award Holder as a result of the grant of such Stock Awards will be taxed as ordinary work income at applicable marginal income tax rates (together with health insurance and social security insurance payments). For as long as the RS or Perion Shares issued upon exercise of Stock Awards are registered in the name of the trustee, the voting rights with respect to such Perion Shares will remain with the trustee. Under the Capital Gains Tax Route, the Company is generally not entitled to recognize a deduction for Israeli tax purposes on the gain recognized by the Stock Award Holder upon sale of the shares underlying the Stock Awards (except for such amount that will be deemed ordinary income of the Stock Award Holder as explained above). The Company will be required to withhold applicable tax (and social security and national health insurance charges, if applicable) at source on behalf of the Stock Award Holder and may be required to pay social security and national health insurance charges.

U.S. Tax Treatment

The following summary of the U.S. federal income tax consequences of Stock Awards to U.S. Stock Award Holders is general and does not purport to be complete.

Perion Options. A Stock Award Holder realizes no U.S. taxable income when an NSO is granted. Instead, the taxable income is measured by the excess of the fair market value of the Perion Shares acquired pursuant to an exercise of a Perion Option over the exercise price paid, and is taxed as ordinary compensation income when the Perion Option is exercised. This excess amount generally is measured and taxed as of the date of exercise. However, if the Perion Shares that are acquired upon the exercise of the Perion Option are both subject to a "substantial risk of forfeiture" (as defined in applicable Treasury Regulations) and not transferrable, this excess amount is measured as of the date or dates on which either the substantial risk of forfeiture or the Perion Shares become transferrable, whichever occurs first.  A Stock Award Holder may elect to be taxed on the excess of the fair market value over the exercise price of the Perion Shares on the date of exercise, even though some or all of the Perion Shares acquired are subject to a substantial risk of forfeiture. Gain on the subsequent sale of the Perion Shares acquired by exercise of the Option is taxed as short-term or long-term capital gain, depending on the holding period after exercise.  The Company receives no tax deduction on the grant of an NSO, but it is entitled to a tax deduction when the Stock Award Holder recognizes ordinary compensation income on or after exercise of the Perion Option, in the same amount as the income recognized by the Stock Award Holder.

Generally, a Stock Award Holder incurs no federal income tax liability on either the grant or the exercise of an ISO, although a Stock Award Holder will generally have taxable income for alternative minimum tax purposes at the time of exercise equal to the excess of the fair market value of the Perion Shares subject to the Perion Option over the exercise price. Provided that the Perion Shares are held for at least one year after the date of exercise of the Perion Option and at least two years after its date of grant, any gain realized on a subsequent sale of the Perion Shares will be taxed as long-term capital gain. If the Perion Shares are disposed of within a shorter period of time, the Stock Award Holder will recognize ordinary compensation income in an amount equal to the difference between the sales price and the purchase price or (if less) the difference between the fair market value at the time of exercise and the exercise price.  The Company receives no tax deduction on the grant or exercise of an ISO, but it is entitled to a tax deduction if the Stock Award Holder recognizes ordinary compensation income on account of a premature disposition of Perion Shares acquired on exercise of an ISO, in the same amount and at the same time as the Stock Award Holder recognizes income.

RSUs.  A person who receives an RSU grant realizes no U.S. taxable income at the time of grant, but will recognize ordinary income for U.S. tax purposes equal to the value of the Perion Shares, less the nominal value paid, if any, at the time such shares are issued. The Company does not receive a tax deduction at the time an RSU grant is made, but does receive deduction when the Perion Shares are issued.

RS. A person who receives a RS grant will not realize any U.S. taxable income at the time of the grant. When the restricted shares vest, meaning that they no longer are subject to a substantial risk of forfeiture and are transferrable, the holder of the RS grant will realize income equal to the value of the Perion Shares on the date of vesting and the Company will be entitled to a corresponding deduction. Gain on the subsequent sale of the Perion Shares acquired by exercise of the Perion Option is taxed as capital gain (or loss), with the basis in such shares equal to the fair market value of the shares at the time of vesting.

A person who receives a RS grant may elect pursuant to Section 83(b) of the Code to have income realized at the date of grant of RS award and to have the applicable capital gain holding period commence as of that date, and, in that case, the Company will be entitled to a corresponding deduction as of that date.

Required Vote:

U.S. federal tax law requires shareholder approval as a condition to the issuance of options qualifying as ISOs for U.S. federal tax purposes.  Approval of this matter will require the affirmative vote of a majority of Perion Shares present at the Meeting, in person or by proxy, and voting on the matter.  If this proposal is not approved, then the Plan, as amended, will continue to be in effect, but the Company will be unable to grant options to its U.S. employees that qualify as ISOs for U.S. federal tax purposes.

Proposed Resolution:

It is proposed that at the Meeting the following resolution be adopted:

"RESOLVED, that the amended Plan (including the U.S. Addendum) for U.S Tax Purposes, in the form attached as Appendix I to the Proxy Statement, be, and it hereby is, approved."

The Board of Directors recommends that the shareholders vote FOR approval of the proposed resolution.

BENEFICIAL OWNERSHIP OF SECURITIES BY CERTAIN BENEFICIAL OWNERS

The following table sets forth certain information as of (i) October 9, 2013) and (ii) January 7, 2014, assuming the Closing takes place on or prior to such date, concerning (a) the only persons or entities known to the Company (or, in the case of following the Closing, expected by the Company) to beneficially own 5% or more of the Perion Shares, and (b) the number of Perion Shares beneficially owned by all directors and officers as a group.

	Shares Beneficially Owned:1
	Prior to the Closing2		Following the Closing3
5% Shareholders	Number	Percent	Number	Percent
Holine Finance Ltd.4	1,109,732	8.9%	1,109,732	1.7%
Ronen Shilo	-	-	9,902,168	14.8%
Dror Erez	-	-	9,902,168	14.8%
Benchmark Israel II, L.P.5	-	-	9,707,503	14.6%
Zack Rinat6	-	-	6,523,219	9.8%
Project Condor LLC7	-	-	4,228,263	6.3%
Directors and officers as a group8	683,328	5.2%	11,415,854	16.9%

1 Beneficial ownership is determined in accordance with the rules of the SEC based on voting and investment power with respect to such Perion Shares. Perion Shares subject to options that are currently exercisable or exercisable within 60 days of October 9, 2013 or January 7, 2014, as applicable, are deemed to be outstanding and to be beneficially owned by the person holding such options for the purpose of computing the percentage ownership of such person, but are not deemed to be outstanding and to be beneficially owned for the purpose of computing the percentage ownership of any other person. All information with respect to the beneficial ownership of any principal shareholder has been furnished by such shareholder or is based on the most recent Schedule 13D or 13G filed with the SEC and, unless otherwise indicated below, we believe that persons named in the table have (or will have upon the Closing, as applicable) sole voting and sole investment power with respect to all the Perion Shares shown as beneficially owned, subject to community property laws, where applicable. The Perion Shares beneficially owned by our directors and officers may include Perion Shares owned by their respective family members, as to which such directors and officers disclaim beneficial ownership.

2 The percentages of ownership are based on 12,472,717 Perion Shares outstanding as of October 9, 2013.

3 The estimated number of Perion Shares and percentages of ownership are based on 66,720,352 Perion Shares  outstanding following the Closing based on the Exchange Ratio, as computed in the days preceding the execution of the Share Purchase Agreement based on information available at that time, which is equal to approximately 0.2402 Perion Shares for each one ClientConnect Share.  The actual number of Perion Shares and percentages of ownership following the Closing will be determined based on the final Exchange Ratio to be determined prior to the Closing.

4 Based solely upon, and qualified in its entirety with reference to, a Schedule 13G/A filed with the SEC on December 10, 2012, by Holine Finance Ltd.

5 BCPI Partners II, L.P. ("BCPI-P"), the general partner of Benchmark Israel II, L.P. ("BI II"), may be deemed to have sole power to vote and dispose of the shares directly held by BI II.  BCPI Corporation II ("BCPI-C"), the general partner of BCPI-P, may be deemed to have sole power to vote and dispose of the shares directly held by BI II.  Michael A. Eisenberg ("Eisenberg") and Arad Naveh, the directors of BCPI-C, may be deemed to have shared power to vote and dispose of the shares directly held by BI II.

6 Shares held by Zack Rinat and Orli Rinat as community property.

7 Project Condor LLC is a member-managed limited liability company.   J.P. Morgan Digital Growth Fund L.P. ("DGF") and 522 Fifth Avenue Fund, L.P. ("522 Fund") are the only members of Project Condor LLC.  J.P. Morgan Investment Management Inc., a registered investment adviser under the Investment Advisers Act of 1940, is the investment advisor to DGF and 522 Fund.  Voting and dispositive power with respect to the shares of Conduit Ltd. indirectly held by DGF and 522 Fund through Project Condor LLC reside with J.P. Morgan Investment Management Inc.

8 The number of shares and percentage owned by our directors and officers as a group (15 persons) prior to the Closing includes options to purchase 568,628 Perion Shares exercisable within 60 days of October 9, 2013, and the estimated number of shares and percentage owned by our directors and officers as a group (17 persons) following the Closing includes options to purchase approximately 1,003,125 Perion Shares exercisable within 60 days of January 7, 2014, the expected date of the Closing, and assumes that any options that expire prior to such date are exercised into shares immediately prior to the applicable expiration date.

MARKET PRICE INFORMATION

The Perion Shares have been listed on the NASDAQ Capital Market from January 31, 2006 to June 26, 2007, and on the NASDAQ Global Market since June 27, 2007, under the symbol "MAIL", and since November 10, 2011, under the symbol "PERI". The Perion Shares commenced trading on the Tel Aviv Stock Exchange on December 4, 2007 under the symbol "EMAIL", and since November 16, 2011, under the symbol "PERION".

The following table shows, for the periods indicated, the high and low market prices of the Perion Shares as reported on the NASDAQ and the TASE.

	NASDAQ Global Market		Tel Aviv Stock Exchange
	High ($)	Low ($)	High ($)	Low ($)
Five most recent full financial years
2012	10.50	3.68	10.45	3.85
2011	8.25	3.45	8.20	3.41
2010	10.75	3.85	10.96	4.04
2009	10.89	2.30	10.46	2.48
2008	5.58	1.86	5.28	2.00
Financial quarters during the past two recent full financial years and any subsequent period
Third Quarter 2013	13.80	10.03	14.14	10.10
Second Quarter 2013	14.94	9.53	14.90	9.57
First Quarter 2013	13.10	8.19	12.79	8.21
Fourth Quarter 2012	10.50	6.66	10.45	6.65
Third Quarter 2012	7.68	4.04	7.38	4.16
Second Quarter 2012	5.20	3.68	5.13	3.81
First Quarter 2012	5.59	3.90	5.59	3.85
Fourth Quarter 2011	5.87	3.45	5.65	3.41
Third Quarter 2011	7.96	4.50	7.77	4.67
Second Quarter 2011	8.25	6.57	7.92	6.44
First Quarter 2011	8.10	6.85	8.20	6.59
Most recent six months
September 2013	13.80	10.38	14.14	10.66
August 2013	13.30	10.03	13.26	10.10
July 2013	13.45	10.75	13.38	10.71
June 2013	14.12	10.96	14.20	11.15
May 2013	14.94	11.67	14.90	11.61
April 2013	12.38	9.53	12.22	9.57

The closing prices of the Perion Shares, as reported on the NASDAQ and on the TASE on October 9, 2013, were $13.03 and NIS 45.75 (equal to $12.83 based on the exchange rate between the NIS and the dollar, as quoted by the Bank of Israel on October 9, 2013), respectively.

SHAREHOLDERS ARE URGED TO OBTAIN CURRENT MARKET QUOTATIONS FOR THE PERION SHARES.

EXPERTS

The consolidated financial statements of Conduit and its subsidiaries as of December 31, 2011 and 2012, and for each of the two years in the period ended December 31, 2012, appearing in this proxy statement, have been so included in reliance on the report of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting. The offices of Kost Forer Gabbay & Kasierer are located at 3 Aminadav Street, Tel Aviv, Israel.

The consolidated financial statements of Perion and its subsidiaries appearing in our Annual Report on Form 20-F/A for the year ended December 31, 2012, and the effectiveness of our internal control over financial reporting as of December 31, 2012, have been audited by Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as set forth in its report therein. Such consolidated financial statements are incorporated herein in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

 WHERE YOU CAN FIND MORE INFORMATION

We file reports and other information with the SEC under the Exchange Act. You may read and copy this information at the SEC’s public reference room located at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. For further information concerning the SEC’s public reference room, you may call the SEC at 1-800-SEC-0330. Additionally, copies of the materials may be obtained from the SEC's website at http://www.sec.gov.

We incorporate by reference in this proxy statement our Annual Report on Form 20-F/A for the fiscal year ended December 31, 2012 filed with the SEC on April 29, 2013, and each of our Reports on Form 6-K filed with the SEC subsequent thereto.

If there are any other important updates about the Share Purchase or the related matters or material modifications thereto prior to the Meeting, we will inform you by issuing a press release and filing a Report on Form 6-K with the SEC.

For more information about our company, you may also visit our website at http://www.perion.com. The information provided on our website is not part of this Proxy Statement, and therefore is not incorporated by reference.

YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROXY STATEMENT. WE HAVE NOT AUTHORIZED ANYONE TO GIVE ANY INFORMATION DIFFERENT FROM THE INFORMATION CONTAINED IN THIS PROXY STATEMENT. THIS PROXY STATEMENT IS DATED OCTOBER 15, 2013. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN THIS PROXY STATEMENT IS ACCURATE AS OF ANY LATER DATE, AND THE MAILING OF THIS PROXY STATEMENT TO SHAREHOLDERS WILL NOT CREATE ANY IMPLICATION TO THE CONTRARY.

OTHER BUSINESS

The Board of Directors is not aware of any other business to be transacted at the Meeting. However, if any other matters are properly presented to the Meeting, the persons named as proxies in the enclosed form of proxy will vote upon such matters in accordance with their best judgment, including any matters or motions dealing with the conduct or adjournment of the Meeting.

The prompt return of your proxy will be appreciated and helpful in obtaining the necessary quorum and vote.  Therefore, whether or not you expect to attend the Meeting, please complete and sign the form of proxy provided herewith and return it promptly in the enclosed envelope.

Date: October 15, 2013	By Order of the Board of Directors, Tamar Gottlieb Chairperson of the Board of Directors

CONDUIT LTD. AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2011 and 2012 (AUDITED)
AS OF AND FOR THE SIX MONTHS ENDED JUNE 30, 2013 (UNAUDITED)

U.S. DOLLARS IN THOUSANDS

Kost Forer Gabbay & Kasierer 3 Aminadav St. Tel-Aviv 6706703, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

REPORT OF INDEPENDENT AUDITORS

To the shareholders of

CONDUIT LTD.

Report on the Financial Statements

We have audited the accompanying (consolidated) financial statements of Conduit Ltd. and subsidiaries (the "Company"), which comprise the consolidated balance sheets as of December 31, 2012 and 2011, and the related consolidated statements of income, changes in shareholders' equity, and cash flows for the years then ended, and the related notes to the consolidated financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in conformity with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free of material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion.  An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and subsidiaries at December 31, 2012 and 2011, and the consolidated results of their operations and their cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

/s/ KOST FORER GABBAY & KASIERER
Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
September 30, 2013	A Member of Ernst & Young Global

CONDUIT LTD. AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	June 30,	December 31,
	2013	2012	2011
	Unaudited
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$228,680	$80,731	$48,008
Short-term bank deposits	30,533	127,194	182,657
Trade receivables	30,571	52,592	44,873
Prepaid expenses and other current assets	3,049	6,562	10,260

Total current assets	292,833	267,079	285,798

NON-CURRENT ASSETS:

Long-term bank deposits	-	-	4,512
Long-term receivables and other assets	323	291	2,388
Property and equipment, net	4,125	4,713	4,501
Goodwill	33,461	33,461	33,461
Intangible assets, net	1,858	2,177	2,903
Severance pay fund	152	136	105
Long-term deferred tax asset	1,431	1,063	1,066

Total non-current assets	41,350	41,841	48,936

Total assets	$334,183	$308,920	$334,734

The accompanying notes are an integral part of the consolidated financial statements.

CONDUIT LTD. AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands, except share and per share data

	June 30,	December 31,
	2013	2012	2011
	Unaudited

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables	$19,180	$24,429	$13,840
Other accounts payable and accrued expenses	23,975	27,526	15,893
Deferred revenues	6,324	6,331	6,347

Total current liabilities	49,479	58,286	36,080

LONG-TERM LIABILITIES:

Long-term deferred revenues	3,125	6,250	12,500
Accrued severance pay	390	363	310

Total long-term liabilities	3,515	6,613	12,810

Total liabilities	52,994	64,899	48,890

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS' EQUITY
Ordinary shares of NIS 0.01 par value - Authorized: 1,000,000,000 shares at June 30, 2013 (unaudited), December 31, 2012 and 2011; Issued and outstanding: 156,259,964, 156,245,308 and 148,770,238 shares at June 30, 2013 (unaudited), December 31, 2012 and 2011, respectively	419	419	400
Series A, A-1, B, B-1, B-2 Convertible Preferred shares of NIS 0.01 par value - Authorized: 93,240,000 shares at June 30, 2013 (unaudited), December 31, 2012 and 2011; Issued and outstanding: 69,538,900 shares at June 30, 2013 (unaudited), December 31, 2012 and 2011; Aggregate liquidation preferences of $0 at June 30, 2013 (unaudited) and December 31, 2012.	186	186	186
Additional paid-in capital	26,498	21,367	15,453
Retained earnings	254,086	222,049	269,805

Total shareholders' equity	281,189	244,021	285,844

Total liabilities and shareholders' equity	$334,183	$308,920	$334,734

The accompanying notes are an integral part of the consolidated financial statements.

CONDUIT LTD. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME

U.S. dollars in thousands, except share and per share data

	Six months ended June 30,		Year ended December 31,
	2013	2012	2012	2011
	Unaudited

Revenues	$161,359	$260,089	$537,801	$482,051

Costs and expenses:
Cost of revenues	3,383	3,037	6,304	4,521
Traffic acquisition costs	81,975	49,375	119,705	113,436
Research and development	20,439	17,136	36,903	28,720
Sales and marketing	8,789	5,380	11,406	20,354
General and administrative	8,831	3,427	6,893	5,801

Operating income	37,942	181,734	356,590	309,219
Financial income (expenses), net	1,495	1,600	7,898	(453)

Income before taxes on income	39,437	183,334	364,488	308,766
Taxes on income	7,400	28,551	73,419	21,918
Equity losses	-	149	149	441

Net income	$32,037	$154,634	$290,920	$286,407

The accompanying notes are an integral part of the consolidated financial statements.

CONDUIT LTD. AND ITS SUBSIDIARIES
STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

U.S. dollars in thousands, except share data

	Ordinary shares			Preferred shares		Additional paid-in	Retained	Total shareholders'
	Number	Amount		Number	Amount	capital	earnings	equity

Balance as of January 1, 2011	123,696,414	$335		69,538,900	$186	$11,863	$63,081	$75,465

Share-based compensation	-	-		-	-	1,574	-	1,574
Dividend declared and paid	-	-		-	-	-	(79,683)	(79,683)
Exercise of employee options	25,073,824	65		-	-	2,016	-	2,081
Net income	-	-		-	-	-	286,407	286,407

Balance as of December 31, 2011	148,770,238	400		69,538,900	186	15,453	269,805	285,844

Share-based compensation	-	-		-	-	2,860	-	2,860
Dividend declared and paid	-	-		-	-	-	(338,676)	(338,676)
Exercise of employee options	7,475,070	19		-	-	3,054	-	3,073
Net income	-	-		-	-	-	290,920	290,920

Balance as of December 31, 2012	156,245,308	419		69,538,900	186	21,367	222,049	244,021

Share-based compensation	-	-		-	-	5,121	-	5,121
Exercise of employee options	14,656	*	)	-	-	10	-	10
Net income	-	-		-	-	-	32,037	32,037

Balance as of June 30, 2013 (unaudited)	156,259,964	$419		69,538,900	$186	$26,498	$254,086	$281,189

*)           Represents an amount less than $1.

The accompanying notes are an integral part of the consolidated financial statements.

CONDUIT LTD. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Six months ended June 30,		Year ended December 31,
	2013	2012	2012	2011
	Unaudited
Cash flows from operating activities:

Net income	$32,037	$154,634	$290,920	$286,407
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	1,510	1,602	2,976	2,637
Share-based compensation	5,121	1,126	2,860	1,574
Accrued interest, net	1,102	(1,446)	(1,407)	443
Equity losses	-	149	149	441
Decrease (increase) in trade receivables	22,021	402	(7,719)	(17,952)
Decrease (increase) in prepaid expenses and other current assets	3,425	2,760	5,819	(8,312)
Increase (decrease) in trade payables	(5,249)	1,653	10,589	(1,494)
Increase (decrease) in other accounts payable and accrued expenses	(3,522)	8,506	12,017	2,385
Increase (decrease) in deferred revenues	(3,132)	(3,218)	(6,266)	18,887
Accrued severance pay, net	11	7	22	10
Deferred taxes, net	(309)	(93)	(524)	(2,519)

Net cash provided by operating activities	53,015	166,082	309,436	282,507

Cash flows from investing activities:

Deposits, net	95,567	(178,527)	61,405	(153,821)
Purchase of property and equipment	(603)	(1,450)	(2,462)	(4,091)
Purchase of Wibiya, net of cash acquired (a)	-	-	-	(36,214)
Receipt on account of investment in affiliate	-	-	147	-
Investment in affiliate	(40)	-	(200)	-

Net cash provided by (used in) investing activities	94,924	(179,977)	58,890	(194,126)

Cash flows from financing activities:

Dividend paid	-	-	(338,676)	(79,683)
Proceeds from exercise of employee options	10	150	3,073	2,081

Net cash provided by (used in) financing activities	10	150	(335,603)	(77,602)

Increase (decrease) in cash and cash equivalents	147,949	(13,745)	32,723	10,779
Cash and cash equivalents at beginning of the period	80,731	48,008	48,008	37,229

Cash and cash equivalents at end of the period	$228,680	$34,263	$80,731	$48,008
Cash paid during the year:

Supplemental disclosure of cash flow information:

Income taxes paid	$20,850	$15,590	$55,696	$25,019

The accompanying notes are an integral part of the consolidated financial statements.

CONDUIT LTD. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

Year ended December 31, 2011
Supplemental disclosure of cash flow information:

a. Purchase of Wibiya:

Working capital deficit ,net	$425
Long-term assets	(86)
Long-term liabilities	21
Deferred taxes, net	375
Intangible assets	(3,488)
Goodwill	(33,461)

$(36,214)

The accompanying notes are an integral part of the consolidated financial statements.

CONDUIT LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 1:-        GENERAL

a.
Conduit Ltd. (the "Company" or "Conduit") was incorporated and commenced operations in March 2005. Conduit empowers web and mobile publishers to engage their users across multiple platforms. The Company's products, such as community toolbars, mobile apps, notifications and web bars, enable publishers such as website owners, (the "Partners") to constantly connect with their users wherever they are. Conduit also allows publishers to maintain and analyze their performance through its environment.

The Company has a few product lines that include the community toolbar (collectively "Client Connect" or "CC") and four other product lines: Mobile app platform, Quick launch, U browser and Wibiya floating bar (collectively "Conduit Initiatives" or "CI").

In January 2008, the Company established a wholly-owned subsidiary, Conduit USA, Inc. ("Conduit Inc.") in Delaware, United States. Conduit Inc. supports the Company's business activities in the United States. In January 2011, the Company established a wholly-owned subsidiary, Conduit Connect B.V. Operation ("Conduit B.V.") in Holland. Conduit B.V. supports the Company's business operations in Europe, through maintenance and operations of the Company's servers. In July, 2011, the Company acquired Modular Patterns Ltd. ("Wibiya"), an Israeli based company which offers customized web-based toolbars, to online publishers, bloggers, and other online properties. For further details please see Note 3.

b.
During the years ended December 31, 2011 and 2012 and for the six months ended June 30, 2013 (unaudited), the Company's revenues were mostly derived from two customers, Microsoft Online Inc. ("Microsoft") (89%, 81% and 56% in 2011, 2012 and for the six months ended June 30 (unaudited),  2013, respectively) and Google Ireland Limited ("Google") (9%, 15% and 30% in 2011, 2012 and for the six months ended June 30,  2013 (unaudited), respectively).

The agreement with Microsoft (the "Microsoft Agreement") was signed in November 2010 and amended in May 2011 for a total period of four years (ending December 31, 2014). Pursuant to the Microsoft Agreement, Microsoft received exclusivity in providing search services and search monetization services to the Company in the United States for the period of the first two years. The fees received by the Company vary over the term of the agreement. The fees from the Microsoft Agreement include an upfront payment of $25,000 and fees payable based on queries from end users and/or revenue share from searches per geographical location, that vary annually over the term of the Microsoft Agreement and are payable to Conduit per queries or searches performed. The pricing mechanism with respect to the fees significantly decreases during the last two years (2013 and 2014) compared to the first two years of the term of the agreement (2011 and 2012).

The agreement with Google was signed on May 2011, for a term of two years ending April 30, 2013 and was extended until August 31, 2013, pursuant to which the Company is eligible to participate in the Google AdSense program. On September 1, 2013, an additional agreement was signed with Google, for a term of two years, with similar terms to the previous agreement.

CONDUIT LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 1:-        GENERAL (Cont.)

c.
In July, 2013, Company's management has signed a Letter of Intent ("LOI") agreement with a public company, Perion Ltd. ("Perion"), pursuant to which CC will be spun off into a newly formed Israeli company, while the CI activity will be retained in the Company (the "Spin-off").

Pursuant to the LOI, the Company will transfer the ClientConnect operations and certain related assets and liabilities, to the ClientConnect entity excluding cash, debt, accounts receivable, accounts payable and accrued expenses. In addition, the Company will provide a short term loan to CC to finance its working capital needs. There will be a transition service agreement between the Company and ClientConnect relating to the shared services which is intended to govern the ongoing relationship between the Company and ClientConnect going forward. ClientConnect will be owned by the shareholders of the Company in the same proportions as their ownership in the Company immediately prior to the Spin-off. The Spin-off is subject to certain conditions including receipt of a favorable tax ruling from the Israeli Income Tax authority effective as of December 31, 2013, and other regulatory approvals.

On September 16, 2013, the Company signed a Split agreement pursuant to which the entire activities and operations of the CC business, and certain related assets and liabilities, will be transferred to a new company, ClientConnect Ltd., as described above, pursuant to the LOI. Following the Split agreement, ClientConnect Ltd. and Conduit entered into a Share Purchase Agreement with Perion. See also Note 13.

NOTE 2:-        SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements are prepared according to United States generally accepted accounting principles ("U.S. GAAP").

a.	Use of estimates:

The preparation of the consolidated financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates, judgments and assumptions. The Company's management believes that the estimates, judgments and assumptions used are reasonable based upon information available at the time they are made. These estimates, judgments and assumptions can affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. On an ongoing basis, the Company's management evaluates estimates, including those related to fair values of share-based compensation, deferred taxes and income tax uncertainties, and contingent liabilities. Such estimates are based on historical experience and on various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities.

CONDUIT LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-        SIGNIFICANT ACCOUNTING POLICIES (Cont.)

b.	Financial statements in U.S. dollars:

The accompanying financial statements have been prepared in U.S. dollars.

The Company finances its operations in U.S. dollars and all of its revenues and a substantial portion of its costs is incurred in U.S. dollars. As such, the Company's management believes that the dollar is the currency of the primary economic environment in which the Company operates. Thus, the functional and reporting currency of the Company is the U.S. dollar.

Transactions and balances denominated in U.S. dollars are presented at their original amounts. Monetary accounts maintained in currencies other than the dollar are remeasured into dollars in accordance with Accounting Standards Codification No. 830, "Foreign Currency Matters". All transaction gains and losses of the remeasurement of monetary balance sheet items are reflected in the consolidated statements of operations as financial income or expenses, as appropriate.

c.	Principles of consolidation:

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All intercompany transactions and balances have been eliminated upon consolidation.

d.	Cash equivalents:

Cash equivalents are short-term highly liquid investments that are readily convertible to cash with original maturities of three months or less at the date acquired.

e.	Short-term and long-term bank deposits:

A short-term bank deposit is a deposit with a maturity of more than three months but less than one year. Deposits in U.S. dollars bear interest at rates ranging from 0.2%-1.62% per annum as of December 31, 2012 and 2011. Deposits in NIS bear interest at rates ranging from 1.19%-1.45% per annum as of December 31, 2012 and 2011. Long-term deposits include deposits with a maturity of more than one year bear interest at rates ranging from 1.5%-2.5% per annum as of December 31, 2011. Short-term and long-term deposits are presented at their cost including accrued interest.

f.	Investment in affiliates:

The Company accounts for investments in its affiliated companies in which it has the ability to exercise significant influence over the operating and financial policies using the equity method of accounting in accordance with the requirements of ASC 323 ("ASC 323"), "Investments-Equity Method and Joint Ventures". If the Company does not have the ability to exercise significant influence over operating and financial policies of a company, the investment is stated at cost.

CONDUIT LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-        SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Company's investments are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the investment may not be recoverable. During the years ended December 31, 2011, 2012 and for the six months ended June 30, 2013 (unaudited), the Company recorded $441, $149 and $0 equity losses, including impairment losses, respectively.

g.	Property and equipment:

Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets at the following annual rates:

%

Computer equipment	33
Office furniture and equipment	6 - 20
Leasehold improvements	Over the shorter of the lease term or estimated useful life

h.	Impairment of long-lived assets:

The Company's long-lived assets are reviewed for impairment in accordance with ASC 360, "Property, Plant and Equipment" whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. During the years ended December 31, 2011, 2012 and for the six months ended June 30, 2013 (unaudited), no impairment losses have been recorded.

i.	Goodwill:

Goodwill represents the excess of the purchase price in a business combination over the fair value of net tangible and intangible assets acquired under ASC 350, "Intangibles, Goodwill and Other". Goodwill is not amortized, but rather is subject to an annual impairment test.

CONDUIT LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-        SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Company performs an annual impairment test at December 31 of each fiscal year, or more frequently if impairment indicators are present. The Company operates in one operating segment and this segment comprises its only reporting unit. ASC 350 prescribes a two-phase process for impairment testing of goodwill. The first phase screens for impairment, while the second phase (if necessary) measures impairment. Goodwill impairment is deemed to exist if the net book value of a reporting unit exceeds its estimated fair value determined using market capitalization. In such case, the second phase is then performed, and the Company measures impairment by comparing the carrying amount of the reporting unit's goodwill to the implied fair value of that goodwill. An impairment loss is recognized in an amount equal to the excess. During the years ended December 31, 2011, 2012 and for the six months ended June 30, 2013 (unaudited), no impairment losses have been recorded.

j.	Intangible assets:

Intangible assets that are not considered to have an indefinite useful life are amortized over their estimated useful lives, which range from 1.5 to five years. Acquired customer relationships are amortized over their estimated useful lives in proportion to the economic benefits realized. This accounting policy results in accelerated amortization of such customer relationships as compared to the straight-line method. Technology is amortized over its estimated useful life on a straight-line basis.

The carrying amount of these assets to be held and used is reviewed whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. Recoverability of these assets is measured by comparison of the carrying amount of each asset (or asset group) to the future undiscounted cash flows the asset (or asset group) is expected to generate. If the asset is considered to be impaired, the amount of any impairment is measured as the difference between the carrying value and the fair value of the impaired asset.

During the years ended December 31, 2011, 2012 and for the six months ended June 30, 2013 (unaudited), no impairment losses have been recorded.

k.	Revenue recognition:

The Company obtains the substantial majority of its revenues from third-party search services providers, Google and Microsoft (see also Note 1b). The revenues are generated primarily from monthly transaction volume-based fees earned by the Company for making its applications available to the Company's Partners, through which search revenues are produced (either based on a revenue share or fixed price models).

CONDUIT LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-        SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Accordingly, such revenue is recognized in accordance with ASC 605-20 "Revenue Recognition" ( formerly: Staff Accounting Bulletin No. 104, "Revenue Recognition in Financial Statements") provided that persuasive evidence of an arrangement exists, no significant Company's obligations remain, collection of the resulting receivable is reasonably assured, and the fees are fixed or determinable. The Company's customers do not have the right to take possession of the Company's software at any time during or after the term of the relevant customer agreement. Accordingly, as prescribed by ASC 605-30 "Rights to Use" (formerly: EITF Issue No. 00-3, "Application of AICPA Statement of Position 97-2 to Arrangements that Include the Right to Use Software Stored on Another Entity's Hardware"), the Company's revenue recognition is outside the scope of ASC 985-605 (formerly: SOP No. 97-2, "Software Revenue Recognition").

The upfront fees of $25,000, received as part of the Microsoft Agreement are recognized ratably over the term of the agreement.

Deferred revenues represent revenues paid in advance and recognized over the term of the service.

l.	Cost of revenues:

The cost of revenues includes mainly expenses related to the Company's servers.

m.	Traffic acquisition costs:

The traffic acquisition costs are direct and incremental costs that consist of payments made to Partners who distribute the Company's toolbars ("access points") through their websites. These payments include amounts based mainly on a fixed price per access point installed or per active user and are charged to expense as incurred.

n.	Research and development expenses:

Research and development expenses are charged to income as incurred.

o.	Accounting for share-based compensation:

The Company accounts for share-based compensation in accordance with ASC No. 718, "Compensation-Share Compensation". ASC No. 718 requires companies to estimate the fair value of equity-based payment awards on the date of grant using an Option-Pricing Model. The value of the portion of the award that is ultimately expected to vest is recognized as an expense over the requisite service periods in the Company's consolidated statements of income.

The Company recognizes compensation expense for the fair value of its awards granted based on the straight-line method over the requisite service period of each of the awards, net of estimated forfeitures. ASC No. 718 requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. Estimated forfeitures are based on actual historical pre-vesting forfeitures.

CONDUIT LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-        SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Company selected the Black-Scholes-Merton option pricing model as the most appropriate fair value method for its share-option awards. The option-pricing model requires a number of assumptions, of which the most significant are the fair value of the underlying ordinary share, expected share price volatility and the expected option term. Expected volatility was calculated based upon certain peer companies that the Company considered to be comparable. The expected option term represents the period of time that options granted are expected to be outstanding.  For share-option awards which were at the money when granted (plain vanilla share-options), the expected option term is determined based on the simplified method in accordance with SAB No. 110, as adequate historical experience is not available to provide a reasonable estimate. The simplified method will continue to apply until enough historical experience is available to provide a reasonable estimate of the expected term. For share-option awards which were in the money when granted, the Company used an expected term which it believes is appropriate under these circumstances, which is not materially different than determining the expected term based on a lattice model and then use it as an input to the Black-Scholes-Merton option pricing model. The risk-free interest rate is based on the yield from U.S. treasury bonds with an equivalent term. Dividend yield was determined according to management's intention to distribute a dividend.

The fair value of the ordinary share underlying the share options has historically been determined by the Company's management with the assistance of a third party valuator. Because there has been no public market for the ordinary shares, management has determined fair value of the ordinary shares at the time of grant of the option by considering a number of objective and subjective factors including valuation of comparable companies, sales of ordinary shares to unrelated third parties, operating and financial performance and general and industry specific economic outlook, amongst other factors.

The valuations of the Company were performed using the market approach. The fair value for options granted in 2011, 2012 and for the six months ended June 30, 2013 (unaudited) were estimated at the date of grant using a Black-Scholes-Merton option pricing model with the following weighted average assumptions: expected volatility of 50%, risk free interest rates of 1.16%-2.12%, 0.9%-1.33% and 0.9%-1.38%, respectively, dividend yields of 0%, 0% and 0% , respectively and a weighted-average expected term of 6.25 years.

The compensation expense related to employees for the years ended December 31, 2011, 2012 and for the six months period ended June 30, 2013 (unaudited) amounted to approximately $1,574, $2,860 and $5,121, respectively.

CONDUIT LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-        SIGNIFICANT ACCOUNTING POLICIES (Cont.)

p.	Income taxes:

The Company accounts for income taxes in accordance with Accounting Standards Codification No. 740 (formerly, Statement of Financial Accounting Standards No. 109), "Accounting for Income Taxes" ("ASC 740"), using the liability method whereby deferred tax assets and liability account balances are determined based on the differences between financial reporting and the tax basis for assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company provides a valuation allowance, if necessary, to reduce deferred tax assets to the amounts that are more likely-than-not to be realized.

ASC 740 contains a two-step approach to recognizing and measuring a liability for uncertain tax positions. The first step is to evaluate the tax position taken or expected to be taken in a tax return by determining if the weight of available evidence indicates that it is more likely than not that, on an evaluation of the technical merits, the tax position will be sustained on audit, including resolution of any related appeals or litigation processes. The second step is to measure the tax benefit as the largest amount that is more than 50% likely to be realized upon ultimate settlement. The Company accrues interest and penalties related to unrecognized tax benefits in its taxes on income.

As of December 31, 2011, 2012 and June 30, 2013 (unaudited) the Company recorded an accrual for uncertain tax positions of $0, $0 and $1,300, respectively.

q.	Concentrations of credit risks:

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash, cash equivalents, short-term and long-term deposits and trade receivables.

The Company's cash, cash equivalents and deposits are invested in major banks in Israel and the United States.

Management believes that the financial institutions that hold the Company's investments are institutions with high credit standing and, accordingly, minimal risk exists with respect to these investments. The Company has no off-balance-sheet concentrations of credit risk such as, foreign exchange contracts, option contracts or other foreign hedging arrangements.

r.	Severance pay:

Israeli employees are entitled to severance pay equal to one month's salary for each year of employment, or a portion thereof. The Company's employee arrangements (except for the Company's founders, which are also employees) are under section 14 to Israel's Severance Pay Law, pursuant to which the severance pay liability is fully covered by the deposits with the severance pay fund. Since under section 14 mentioned above, the Company has no right to use the money or transfer it between employees, the severance pay is presented in its net amount.

CONDUIT LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-        SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Company recorded a severance pay accrual for three of its founders, in respect of the Company's liability for severance pay which is calculated pursuant to Israel's Severance Pay Law, based on the most recent salary of the employees, multiplied by the number of years of employment as of the balance sheet date. Certain amounts of the liability are provided by monthly deposits into severance pay funds, insurance policies and by an accrual. The value of these funds and policies is recorded as an asset in the Company's balance sheet.

The deposited funds include profits accumulated up to the balance sheet date. The deposited funds may be withdrawn only upon the fulfillment of the obligation, pursuant to the Severance Pay Law or Labor agreements. The value of the deposited funds is based on the cash surrendered value of these policies, and includes immaterial profits.

Severance expense for the years ended December 31, 2012 and 2011 amounted to $16 and $27, respectively.

s.	Fair value of financial instruments:

Fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or a liability. A three-tier fair value hierarchy is established as a basis for considering such assumptions and for inputs used in the valuation methodologies in measuring fair value:

-	Level 1: Observable inputs obtained from independent sources, such as quoted prices for identical assets and liabilities in active markets.
-	Level 2: Other inputs that are directly or indirectly observable in the market place.
-	Level 3: Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

The carrying amounts of cash and cash equivalents, trade receivables, short-term deposits, trade payables approximate their fair value due to the short-term maturity of such instruments.

t.	Comprehensive income:

The Company accounts for comprehensive income in accordance with ASC Topic 220, "Comprehensive Income". This statement establishes standards for the reporting and display of comprehensive income and its components in a full set of general purpose financial statements. Comprehensive income generally represents all changes in stockholders' equity during the period except those resulting from investments by, or distributions to, stockholders. The adoption of the standard, does not have an effect on the Company's financial statements.

CONDUIT LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-        SIGNIFICANT ACCOUNTING POLICIES (Cont.)

u.	Impact of recently issued Accounting Standards:

In July 2012, the FASB issued Accounting Standards 2012-02 "Intangibles-Goodwill and Other (Topic 350): Testing Indefinite-Lived Intangible Assets for Impairment", which introduced an optional qualitative assessment for testing intangible asset for impairment. ASU 2011-02 allows companies to qualitatively assess whether it is more likely than not (i.e., a likelihood of greater than 50%) that an indefinite-lived intangible asset is impaired. If that is the case, the company would have to perform the annual quantitative impairment test. The ASU is effective for fiscal years beginning after September 15, 2012. Early adoption is permitted. The adoption will not have a material effect on the Company's  consolidated financial statements.

NOTE 3:-        ACQUISITION OF WIBIYA

On July 13, 2011, the Company acquired Modular Patterns Ltd. ("Wibiya"), an Israeli based company which offers customized web-based toolbars, (the "Wibiya toolbars"), to online publishers, bloggers, and other online properties (the "Publishers"). These toolbars, which enable the Publishers to integrate services and applications of their choice into their website, can be tailored by the Publishers to their individual needs.

The total consideration is comprised as follows:

Cash paid	$45,000
Cash and cash equivalents acquired	(740)
Additional consideration (see (1) below)	(8,046)

Total consideration, net of cash acquired	$36,214

(1)
$8,046 of the total consideration will be payable to the Founders and certain employees of Wibiya subject to their continuing employment with Wibiya or with the Company over a two year period and will be held in escrow on behalf of the Founders and such employees (the "Additional Consideration"). The Company recognizes the Additional Consideration as compensation expense in its consolidated statements of income over the two year employment term of the respective employees. For the years ended December 31, 2011 and 2012 and for the period ended June 30, 2013 (unaudited), the Company recorded $2,112, $3,956 and $1,978, respectively of compensation expense in respect of the above Additional Consideration.

Purchase price allocation:

The total purchase price was allocated to the assets acquired and liabilities assumed based on their estimated fair values as set forth below as of the acquisition date. The excess of the purchase price over the net tangible and identifiable intangible assets was assigned to goodwill.

CONDUIT LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 3:-        ACQUISITION OF WIBIYA (Cont.)

The fair value of assets acquired and liabilities assumed at the date of acquisition (July 13, 2011) are as follows:

Current assets	$795
Non-current assets	117
Liabilities assumed	(532)
Deferred taxes, net	(375)
Intangible assets	3,488
Goodwill	33,461

Total purchase price consideration	$36,954

Pro forma information in accordance with ASC 805 "Business Combinations", has not been provided, since the revenues were not material in relation to total consolidated revenues and net income.

NOTE 4:-        PREPAID EXPENSES AND OTHER CURRENT ASSETS

	December 31,
	2012	2011

Government authorities	$1,860	$1,297
Prepaid expenses	630	2,760
Additional consideration related to acquisition of Wibiya (see note 3)	1,978	3,956
Deferred tax assets	2,094	1,951
Loans to employees	-	296

	$6,562	$10,260

CONDUIT LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 5:-        PROPERTY AND EQUIPMENT, NET

	December 31,
	2012	2011
Cost:

Computers	$8,994	$7,033
Office and electronic equipment	919	724
Leasehold improvements	1,358	1,052

	11,271	8,809
Accumulated depreciation:

Computers	5,866	3,930
Office and electronic equipment	190	116
Leasehold improvements	502	262

	6,558	4,308

Depreciated cost	$4,713	$4,501

Depreciation expense for the years ended December 31, 2012 and 2011 amounted to $2,250 and $2,052, for the years ended December 31, 2012 and 2011, respectively.

NOTE 6:-        INTANGIBLE ASSETS, NET

Intangible assets, net, are comprised of the following:

	December 31,
	2012	2011

Original amounts:
Customer relationships	$519	$519
Technology	2,909	2,909
Covenants not-to-compete	60	60

	3,488	3,488
Accumulated amortization:
Customer relationships	509	380
Technology	779	197
Covenants not-to-compete	23	8

	1,311	585

Other intangible assets, net	$2,177	$2,903

Amortization of intangible assets charged to expense was $726 and $585 for the years ended December 31, 2012 and 2011, respectively.

CONDUIT LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 6:-        INTANGIBLE ASSETS, NET (Cont.)

The estimated future amortization expense of the intangible assets as of December 31, 2012 is as follows:

December 31,

2013	$633
2014	$624
2015	$616
2016	$304

NOTE 7:-        OTHER ACCOUNTS PAYABLE AND ACCRUED EXPENSES

	December 31,
	2012	2011

Employees and payroll accruals	$3,285	$2,338
Government authorities	1,196	896
Accrued consulting fees	-	5,000
Accrued taxes	16,197	-
Accrued expenses to Partners	6,262	6,517
Deferred taxes	289	673
Other accrued expenses	297	469

	$27,526	$15,893

CONDUIT LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 8:-        COMMITMENTS AND CONTINGENT LIABILITIES

a.	The Company and its subsidiaries lease their facilities and motor vehicles in Israel and the United States under various operating lease agreements that expire on various dates.

Expenses for lease of facilities for the years ended December 31, 2011 and 2012 were approximately $737 and $1,132, respectively.

Expenses for the lease of motor vehicles for the years ended December 31, 2011 and 2012 were approximately $703 and $768, respectively.

Lease commitments:

Aggregate minimum rental commitments under non-cancelable leases at December 31, 2012, are as follows:

Year ended December 31,	Facilities	Motor vehicles	Total

2013	1,100	614	1,714
2014	949	334	1,283
2015	384	31	415
2016	389	-	389
2017	147	-	147
2018 and thereafter	105	-	105

b.	The Company provided a bank guarantee in the amount of $163 in favor of its offices leased in Israel as of December 31, 2012.

c.
On February 21, 2010, the Company received a demand letter from one of the Company's publishers (the "Publisher") for additional compensation related to fees that the Publisher claims is due to him based on the Private Label Distribution Agreement signed with the Company and various alleged oral representations made by the Company. On November 11, 2010, the Publisher filed a claim in Tel-Aviv court in the amount of NIS 2.14 million ($574 at December 31, 2012). On January 21, 2011, the Company submitted a statement of defense asserting that the agreement was properly terminated and the Publisher is not entitled to any additional fees. On October 17, 2011, the Company submitted an amended statement of defense as a consequence of prior request to do so, which was approved by the court. On June 27, 2012, the court ruled that the law applicable to the dispute is the law of the State of New York. The parties are currently awaiting ruling on a motion submitted by the Company to require one of the plaintiffs to deposit a guarantee bond. A preliminary hearing is scheduled for September 30, 2013.

According to Company's management and legal advisors, the outcome of the above claim cannot be predicted at this stage. Accordingly, the Company did not record a provision for this claim.

d.
In March, 2010, a certain third party filed suit against the Company in the United States District Court for breach of contract, unjust enrichment and unfair competition in the amount of $1,100 (the "claim").

CONDUIT LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 8:-        COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

The Company filed a motion for partial summary judgment asking the court to enforce the parties contractual limitation of liability that would cap total liability for all claims against the Company in this case at $5. On July 29, 2011, the trial ruled that the limitation of liability provision in the publisher agreement unambiguously limits the Company's liability for all types of damages to $5.

A bifurcated jury trial was held in April, 2013 and the jury awarded no third party compensatory nominal damages and $500 in "unjust-enrichment" damages.

On May 10, 2013, the third party filed a motion seeking an award of $948 in attorney fees and $12 in the expense reimbursement claim. On May 22, 2013, the Company filed a renewed motion for judgment as a matter of law or, in the alternative, for a new trial. The Company argued that the jury award should be reduced to $296, if not to zero.

On August 12, 2013, the trial court denied the Company’s motion for judgment as a matter of law or, in the alternative, for a new trial, and also denied the third party’s motion for reimbursement of attorney fees and expenses. On August 29, 2013, the Company filed an amended notice of cross-appeal. The Court of Appeals has scheduled a pre-argument settlement conference under the court’s Civil Appeal Management Program, to be held on September 16, 2013.

According to the Company's legal advisors, the outcome of the appeal cannot be predicted at this stage and the Company intends to vigorously defend itself; therefore, no provision was recorded.

e.
On February 14, 2012, a certain third party filed a complaint against the Company in the United States District Court for infringing U.S. Patent No. 7,853,881. According to the Company's legal advisors, an ultimately unfavorable outcome of this matter cannot be determined at this time, due to the preliminary stage of the litigation.

NOTE 9:-        SHAREHOLDERS' EQUITY

a.	Ordinary shares:

The Ordinary shares confer upon their holders the right to receive notices of shareholders meeting, to vote in such meetings, to receive dividends and to participate in the distribution of the surplus assets and funds on the liquidation of the Company.

b.	Preferred shares

The Series A, A-1, B, B-1 and B-2 Convertible Preferred shares confer upon their holders the same rights as the Ordinary shares. In addition, the Convertible Preferred shares are convertible into Ordinary Shares based on their Original Issue price and the applicable conversion price at the time of conversion on a 1:1 basis (as defined in the Company's Amended and Restated Article of Association).

CONDUIT LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 9:-        SHAREHOLDERS' EQUITY (Cont.)

c.	Dividend:

In September 2011, the Company distributed a dividend in an aggregate amount of $79,700 in cash, derived from the Company's income earned in 2011.

On November 30, 2012, the Company distributed a dividend of $338,676 in cash  derived from the Company's income earned in 2012 of $243,134  and an additional amount out of prior years' income of $95,542 (see also Note 10c(3)).

d.	Ordinary share option plan:

Under the Company's 2005 Share Option Plan ("the Plan"), options may be granted to officers, directors, employees and consultants of the Company or any subsidiary thereof. The Plan is executed under Section 102 of the Israeli Tax Ordinance. Immediately upon allotment, the ordinary shares purchased by exercising of the options will have the same rights as the Company's ordinary shares.

Pursuant to the Plan, the Company has reserved 11,815,792 ordinary shares for issuance. As of June 30, 2013 (unaudited), an aggregate of 19,807,698 ordinary shares of the Company are still available for future grants.

Each option granted under the Plan is exercisable until the earlier of ten years from the date of the grant of the option or the expiration dates of the respective option. The options vest primarily over four years. Options which are forfeited or not exercised before expiration become available for future grants.

During the years ended December 31, 2012 and 2011 and six months periods ended June 30, 2013 (unaudited), the Company recognized share-based compensation expense in the consolidated financial statements of $2,860, $1,574, and $5,121 respectively.

A summary of the Company's share options activities in the periods ending June 30, 2013 and 2012 (unaudited), December 31, 2012 and December 31, 2011 are as follows:

	Six months ended June 30, 2013 (Unaudited)
			Average
		Average	remaining
		exercise	contractual
	Number	price	life (years)

Options outstanding at the beginning of the year	10,801,270	$2.47	6.98

Granted	9,729,200	$0.64
Exercised	(14,656)	$0.68
Forfeited	(1,139,371)	$2.71
Expired	(159,828)	$1.94

Options outstanding at the end of the period	19,216,615	$1.55	7.03

Options exercisable at the end of the period	1,996,090	$0.08	6.85

CONDUIT LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 9:-        SHAREHOLDERS' EQUITY (Cont.)
	Six months ended June 30, 2012 (Unaudited)
			Average
		Average	remaining
		exercise	contractual
	Number	price	life (years)

Options outstanding at the beginning of the year	15,664,122	$0.88	7.33

Granted	3,478,125	$2.61
Exercised	(307,514)	$0.45
Forfeited	(1,391,320)	$1.13
Expired	(115,310)	$0.51

Options outstanding at the end of the period	17,328,103	$1.22	7.38

Options exercisable at the end of the period	1,680,601	$0.10	6.33

 A summary of employees' share options activities during the years ended December 31, 2012 and 2011 is as follows:

	Year ended December 31, 2012
			Average
		Average	remaining
		exercise	contractual
	Number	price	life (years)

Options outstanding at the beginning of the year	15,664,122	$0.88	7.33

Granted	6,172,125	$3.21
Exercised	(7,475,070)	$0.41
Forfeited	(3,270,321)	$2.03
Expired	(289,586)	$0.75

Options outstanding at the end of the year	10,801,270	$2.20	6.98

Options exercisable at the end of the year	785,570	$0.04	5.70

	Year ended December 31, 2011
			Weighted
		Weighted	average
		average	remaining
		exercise	contractual
	Number	price	life (years)

Options outstanding at the beginning of the year	39,689,520	$0.18	7.43

Granted	4,921,975	$1.97
Exercised	(25,073,824)	$0.08
Forfeited	(3,680,010)	$0.59
Expired	(193,539)	$0.25

Options outstanding at the end of the year	15,664,122	$0.79	7.33

Options exercisable at the end of the year	862,501	$0.13	6.79

CONDUIT LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 9:-        SHAREHOLDERS' EQUITY (Cont.)

The weighted average grant date fair values of options granted during the years ended December 31, 2011 and December 31, 2012 and for the six month periods ended June 30, 2012 and 2013 (unaudited) were $2.19, $4.04, $4.04 and $3.00, respectively.

As of December 31, 2012 and June 30, 2013 (unaudited), there was $12,156 and $31,608 of total unrecognized compensation cost related to non-vested share-based compensation arrangements granted under the Plan. This cost is expected to be recognized over a period of approximately 3.2 and 3.6 years, respectively.

The options outstanding as of December 31, 2012, have been classified by ranges of exercise prices as follows:

Options outstanding			Options exercisable
Exercise price	Options outstanding as of December 31, 2012	Weighted average remaining contractual life	Exercisable as of December 31, 2012	Weighted average remaining contractual life
	Number	Years	Number	Years

0.00	700,000	3.02	700,000	3.02
0.06	66,297	5.91	52,237	5.85
0.13	1,162,059	6.70	-	-
0.76	1,724,826	7.63	33,333	8.22
2.19	4,459,088	8.88	-	-
4.04	2,689,000	9.74	-	-

	10,801,270		785,570

The options outstanding as of June 30, 2013 (unaudited) have been separated into ranges of exercise price as follows:

Options outstanding			Options exercisable
Exercise price	Options outstanding as of June 30, 2013 (unaudited)	Weighted average remaining contractual life	Exercisable as of June 30, 2013 (unaudited)	Weighted average remaining contractual ife
	Number	Years	Number	Years

0.00	700,000	2.53	700,000	2.53
0.01	7,930,200	9.94	1,037,400	9.94
0.06	66,297	5.41	66,297	5.41
0.13	1,149,559	6.20	114,060	6.07
0.76	1,889,234	7.19	33,333	8
2.19	3,784,325	8.39	45,000	9
4.04	3,697,000	9.53	-	-

	19,216,615		1,996,090

CONDUIT LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 9:-        SHAREHOLDERS' EQUITY (Cont.)

e.	Share-based compensation expense for employees:

The Company recognized non-cash share-based compensation expense in the consolidated statements of operations as follows (in thousands):

	Six months ended June 30,		Year ended December 31,
	2013	2012	2012	2011
	(Unaudited)

Research and development expenses	$973	$699	$1,762	$785
Sales and marketing	552	330	877	665
General and administrative expenses	3,597	97	221	124

	$5,122	$1,126	$2,860	$1,574

NOTE 10:-      INCOME TAXES

a.	Tax rates:

The corporate tax rate in Israel is as follows: 2012 – 25%, 2011 - 24%. Tax at a reduced rate of 25% applies on capital gains arising after January 1, 2003, instead of the regular tax rate. In December 2011, the Israeli Parliament (the "Knesset") passed the Law for Socioeconomic Change (Legislative Amendments) (Taxes), 2011, which prescribes, among others, to cancel, effective from 2012, the scheduled progressive reduction in the corporate tax rate and to raise the statutory corporate tax rate to 25% in 2012. In view of the increase in the corporate tax rate to 25% in 2012, the real capital gains tax rate and the real betterment tax rate will also be increased. The Amendment was enacted effective as of December 6, 2011.

On July 30, 2013, the Knesset approved the second and third readings of the Economic Plan for 2013-2014 ("Amended Budget Law") which consists, among others, of fiscal changes whose main aim is to enhance long-term collection of taxes. These changes include, among others, raising the Israeli corporate tax rate from 25% to 26.5%, canceling the lowering of the tax rates applicable to preferred enterprises (9% in development area A and 16% in other areas), taxing revaluation gains and increasing the tax rates on dividends within the scope of the Law for the Encouragement of Capital Investments to 20% effective from January 1, 2014.

The deferred tax balances included in the financial statements as of June 30, 2013 are calculated according to the tax rates that were in effect as of the balance sheet date and do not take into consideration the possible effects of the Amended Budget Law. These effects will be included in the financial statements starting from the actual enactment date, namely in the third quarter of 2013.

b.	The Company received final tax assessments through the year 2011. The subsidiaries, Conduit Inc., Conduit B.V. and Wibiya have not received final tax assessments since their incorporation.

CONDUIT LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 10:-      INCOME TAXES (Cont.)

c.	Tax benefits under the Law for the Encouragement of Capital Investments, 1959:

1.
On April 1, 2005, an amendment to the Investment Law came into effect ("the Amendment") and has significantly changed the provisions of the Investment Law. The Amendment limits the scope of enterprises which may be approved by the Investment Center by setting criteria for the approval of a facility as a Beneficiary Enterprise, such as provisions generally requiring that at least 25% of the Beneficiary Enterprise's income will be derived from export. Additionally, the Amendment enacted major changes in the manner in which tax benefits are awarded under the Investment Law so that companies no longer require Investment Center approval in order to qualify for tax benefits. However, the Investment Law provides that terms and benefits included in any certificate of approval already granted will remain subject to the provisions of the law as they were on the date of such approval.

In 2009, the Company submitted a pre-ruling request to Israel's Tax Authorities to be granted status as a new "Beneficiary Enterprise" under the Law for the Encouragement of Capital Investments, 1959 ("the Law"). The Company also elected the year 2007 to be the year of election. In March 2010, the Company received final approval from the Israeli Income Tax Authority ("ITA").

Pursuant to the provisions of the Law, the Company's undistributed income will be tax-exempt for a period of two years, and subject to a reduced tax rate of 10%-25% for an additional period of five to eight years, depending on the percentage of foreign ownership of the Company.

The entitlement to the above benefits is conditional upon the Company fulfilling the conditions stipulated by the above law, regulations published there under and the letters of approval for the specific investments in "Beneficiary Enterprises". In the event of failure to comply with these conditions, the benefits may be canceled and the Company income from sources other than the Beneficiary Enterprises during the benefit period will be subject to tax at Israel's regular corporate tax rate. As of December 31, 2012, the Company is of the opinion that it fully complies with all requirements.

If cash dividends are distributed out of tax-exempt profits in a manner other than upon complete liquidation, Conduit will then become liable for tax at the rate of 10%-25% (depending on the level of foreign investments in Conduit) in respect of the amount distributed.

As of December 31, 2012, Conduit had $178,862 (using NIS/dollar exchange rate as of December 31, 2012) of tax-exempt income attributable to its Beneficiary Enterprise programs and potential income tax liability of up to $44,716 (using NIS/dollar exchange rate as of December 31, 2012) as of December 31, 2012 in the event that such tax exempt income is distributed.

CONDUIT LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 10:-      INCOME TAXES (Cont.)

2.
On December 2010, the Knesset passed the Law for Economic Policy for 2011 and 2012 (Amended Legislation), 2011, which prescribes, among others, amendments in the Law for the Encouragement of Capital Investments, 1959 ("the Law"). The amendment became effective as of January 1, 2011. According to the amendment, the benefit tracks in the Law were modified and a flat tax rate applies to the Company's entire preferred income. The Company will be able to opt to apply (the waiver is non-recourse) the amendment and from then on it will be subject to the amended tax rates that are: 2011 and 2012 - 15% (in development area A - 10%), 2013 and 2014 - 12.5% (in development area A - 7%) and in 2015 and thereafter - 12% (in development area A - 6%).

Pursuant to the Company's examination of the Amendment, the Company applied to adopt the Amendment commencing in the year 2012.

3.
Temporary, partial tax relief for repatriation of exempt income:

On November 5, 2012, the Knesset approved a final bill regarding repatriations of trapped earnings out of Approved/Privileged Enterprises. The temporary provisions have come into effect as of its official publication (December 2012). The Israeli government agreed to grant relief of 30%-60% on the amount of tax which should have been paid on distributable earnings in order to encourage companies to pay the reduced taxes during the next 12 months (the "temporary order"). The temporary order provides partial relief from Israeli corporate income tax for companies which opt to enjoy the privilege, on a linear basis: greater release of "trapped" retained earnings will result in a higher relief from corporate income tax. According to the new linear statutory formula, the corporate income tax to be paid, would vary from 6% to 17.5% effective tax rate (depends on the Company's corporate tax rate in the year in which the income was derived and the amount of "trapped" retained earnings elected to be relieved), without taking into account the 15% dividend withholding tax (which should be levied only upon actual distribution, if any). The reduced corporate tax is payable within 30 days of making the election. The new temporary order does not require the actual distribution of the retained earnings, nor does it provide any relief from the 15% dividend withholding tax.

The partial corporate income tax relief is available to companies that elect to implement the temporary reduced tax relief by November 12, 2013 in respect of exempt retained earnings accrued up until December 31, 2011, provided that up to 30% (the exact rate is calculated by a new statutory formula) of the "released" earnings are re-invested in Israel in at least one of the following: Industrial activities, Research and development activities, Assets used by the company, Salaries of newly recruited employees.

CONDUIT LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 10:-      INCOME TAXES (Cont.)

Pursuant to the Temporary Order in December, 2012, the Company "released" an approximate amount of $110,000 out of its "trapped" earnings out of Beneficiary Enterprise and distributed $95,542 as part of the dividend paid in 2012 (see note 9c). The additional corporate tax incurred by the Company in 2012 as a result of such release amounted to $15,719.

The Company's intention is not to distribute any amounts of its undistributed tax-exempt income as dividends in the near-term. The Company currently intends to reinvest its tax-exempt income and not to distribute such income as a dividend. Accordingly, no deferred income taxes have been provided on income attributable to the Company's Beneficiary Enterprise program as the undistributed tax-exempt income is essentially permanent by reinvestment.

d.	Income before taxes on income is comprised as follows:

	Year ended December 31,
	2012	2011

Domestic	$364,069	$308,325
Foreign	419	441

	$364,488	$308,766

e.	Taxes on income comprised as follows:

	Year ended December 31,
	2012	2011

Current taxes (1)	$73,130	$24,394
Adjustments in respect of prior years	813	43
Deferred taxes	(524)	(2,519)

	$73,419	$21,918

(1)	Includes an additional tax expense of $15,719 in respect of release of the Company's trapped earnings (see c3 above).

f.	Deferred taxes:

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. In assessing the realization of deferred tax assets, the Company considers whether it is more likely than not that all or some portion of the deferred tax assets will not be realized.

CONDUIT LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 10:-      INCOME TAXES (Cont.)

1.	Provided in respect of the following:

	December 31,
	2012	2011

Accrued vacation and severance pay	$158	$143
Research and development costs	2,999	2,873
Net operating loss carry forwards	880	393

Net deferred tax assets before valuation allowance	4,037	3,409
Valuation allowance	(496)	-
Deferred tax asset	3,541	3,409

Property and equipment	(289)	(298)
Intangible assets	(384)	(767)

Deferred tax liability	(673)	(1,065)

Deferred tax asset, net	$2,868	$2,344

2.	Deferred income taxes are presented in the balance sheet as follows:

	December 31,
	2012	2011

Current assets	$2,094	$1,951
Non-current assets	1,063	1,066
Current liabilities	(289)	(673)

	$2,868	$2,344

g.	Reconciliation of the theoretical tax expense:

A reconciliation between the theoretical tax expense, assuming all income is taxed at the statutory tax rate applicable to income of the Company, and the actual tax expense as reported in the consolidated statements of income is as follows:

CONDUIT LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 10:-      INCOME TAXES (Cont.)

	Year ended December 31,
	2012	2011

Income before taxes on income, as reported in the consolidated statements of income	$364,488	$308,766

Statutory tax rate	25%	24%

Theoretical tax expense	91,122	74,104
Income tax at rate other than the statutory tax rate	(37,018)	(52,568)
Non-deductible expenses (including share-based compensation)	1,996	1,073
Operating losses of Wibiya for which valuation allowance was provided	496	-
Taxes in respect with prior years	813	43
Taxes in respect to release of "trapped earnings"	15,719	-
Others	291	(734)

Actual tax expense	$73,419	$21,918

NOTE 11:-      FINANCIAL INCOME (EXPENSES), NET

	Year ended December 31,
	2012	2011
Financial income:
Interest on bank deposits	$5,641	$2,137
Foreign currency translation gains, net	2,266	-

	7,907	2,137
Financial expenses:
Bank charges	9	58
Foreign currency translation loss, net	-	2,532

	9	2,590

	$7,898	$(453)

CONDUIT LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 12:-      GEOGRAPHIC INFORMATION AND MAJOR CUSTOMERS

a.	Summary information about geographic areas:

ASC 280, "Segment Reporting," establishes standards for reporting information about operating segments.  Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance.  The Company manages its business on a basis of one reportable segment, and derives revenues from monthly transaction volume based fees for making its application available to the Company's Partners (see Note 1 for a brief description of the Company's business).  The following is a summary of revenues within geographic areas:

	Six months ended June 30,		Year ended December 31,
	2013	2012	2012	2011
	Unaudited
Revenues based on customer's location:

United States	$101,709	$220,164	$449,539	$432,009
Europe	59,568	39,925	88,262	50,042
Israel	82	-	-	-

Total revenues	$161,359	$260,089	$537,801	$482,051

b.	For major customers, see Note 1b.

	June 30,	December 31,
	2013	2012	2011
	Unaudited
Long-lived assets by geographic region:

United States	$1,201	$1,575	$1,558
Europe	367	618	934
Israel	4,415	4,697	4,912

	$5,983	$6,890	$7,404

CONDUIT LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 13:-        SUBSEQUENT EVENTS

On September 16, 2013, the Company entered into a Split Agreement, pursuant to which the entire activities and operations of the CC business, and certain related assets and liabilities, will be transferred to a new company ("ClientConnect Ltd.") which will be held by the identical holdings according to their respective holdings of the shareholders in the Company (the "Split"). Following the consummation of the Split, Perion and ClientConnect Ltd. will be combined by a way of share purchase transaction, pursuant to a Share Purchase agreement signed on September 16, 2013, whereby Perion will purchase all of the ClientConnect Ltd. shares from ClientConnect Ltd.'s shareholders in exchange for Perion shares, which shall constitute approximately 81% of its issued and outstanding share capital and ClientConnect Ltd. will become a wholly owned subsidiary of Perion (the "Acquisition"), subject to a court approved arrangement under Sections 350 and 351 of the Companies Law and receipt of a tax ruling for tax-exempt shareholders' transaction from the ITA.

Upon the Split, expected to occur at December 31, 2013, the Company will account for the transaction in accordance with ASC 505-60 "Reverse Spin-off" and report the CI activities as discontinued operations in accordance with "Discontinued Operations" subtopic of ASC 205, whereby the financial statements of the legal spinnee, (i.e., ClientConnect Ltd.), will be presenting the CC business as a continuing operations, while the operations of the legal spinnor (the Conduit Initiatives), will be presented as discontinued operations.

Upon the closing of the Acquisition, expected to occur in January, 2014, the Company will account for the transaction in accordance with ASC 805, "Business Combinations", as a reverse acquisition transaction, whereby Perion is considered the accounting acquiree and ClientConnect Ltd. is the accounting acquirer.

CLIENTCONNECT LTD.

UNAUDITED PRO FORMA INFORMATION

AS OF AND FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2013

AND

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

This pro forma information of ClientConnect Ltd. ("ClientConnect") for all reported periods gives effect to the balance sheets and statements of operations of Conduit Ltd. ("Conduit") (in the first column of adjustments therein) as if: 1) Client Connect  Ltd. ("ClientConnect") was legally incorporated on June 30, 2013; and 2) the Split of ClientConnect from Conduit occurred on June 30, 2013, reflecting the presentation of the business to be retained by Conduit (the "Conduit Initiatives") as discontinued operations, prior to the effect of any distributions deemed to be made as part of the Split.(*)

The June 30, 2013 balance sheet contains additional columns to reflect the effect of the Split, namely the deemed distribution of the Conduit Initiatives and certain ClientConnect related assets and liabilities to Conduit's shareholders and the receipt of a short-term credit line to finance the working capital of ClientConnect.

_______________

(*)  In actuality, ClientConnect was legally incorporated on July 23, 2013, and the Split of ClientConnect from Conduit is expected to be consummated on December 31, 2013. In accordance with ASC 205-2 "Discontinued operations", the results of operations of a component of an entity to be disposed of other than by sale (i.e., distribution to the shareholders), would not be recorded as a discontinued operation until the period in which the disposed entity is distributed (which in this case is expected to be December 31, 2013).

CONDUIT LTD.'S - CLIENT CONNECT OPERATIONS
PRO FORMA  BALANCE SHEETS

U.S. dollars in thousands

	June 30, 2013 Conduit Ltd.	Adjustments (Note 1)	June 30, 2013 post discontinued operations	Adjustments (Note 2)	Adjustments (Note 3)	June 30, 2013, Conduit Ltd.-As Adjusted (Note 4)

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$228,680	$595	$228,085	$-	$223,085	$5,000
Short-term bank deposits	30,533	1,115	29,418	-	29,418	-
Trade receivables	30,571	204	30,367	-	30,367	-
Prepaid expenses and other current assets	3,049	1,401	1,648	-	1,629	19
Current assets- discontinued operations	-	(3,315)	3,315	3,315	-	-

Total current assets	292,833	-	292,833	3,315	284,499	5,019

NON-CURRENT ASSETS:
Long-term receivables and other assets	323	277	46	-	4	42
Property and equipment, net	4,125	1,085	3,040	-	(406)	3,446
Intangible assets, net	1,858	1,858	-	-	-	-
Goodwill	33,461	4,133	29,328	-	-	29,328
Long-term deferred tax asset	1,431	563	868	-	868	-
Severance pay fund	152	80	72	-	72	-
Non-current assets- discontinued operations	-	(7,996)	7,996	7,996	-	-

Total non-current assets	41,350	-	41,350	7,996	538	32,816

Total assets	$334,183	$-	$334,183	$11,311	285,037	$37,835

CONDUIT LTD.'S - CLIENT CONNECT OPERATIONS
PRO FORMA  BALANCE SHEETS

U.S. dollars in thousands, except share and per share data

	June 30, 2013 Conduit Ltd.	Adjustments (Note 1)	June 30, 2013 post discontinued operations	Adjustments (Note 2)	Adjustments (Note 3)	June 30, 2013, Conduit Ltd.-As Adjusted (Note 4)

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables	$19,180	$1,183	$17,997	$-	$17,997	$-
Other accounts payable and accrued expenses	23,975	(1,162)	25,137	-	24,426	711
Deferred revenues	6,324	27	6,297	-	-	6,297
Short-term loan to Conduit Ltd.	-	-	-	-	(5,000)	5,000
Current liabilities- discontinued operations	-	(48)	48	48	-	-

Total current liabilities	49,479	-	49,479	48	37,423	12,008

LONG-TERM DEFERRED REVENUES	3,125	-	3,125	-	-	3,125

ACCRUED SEVERANCE PAY	390	187	203	-	203	-

Long-term liabilities- discontinued operations	-	(187)	187	187	-	-

Total liabilities	52,994	-	52,994	235	37,626	15,133

SHAREHOLDERS' EQUITY :
Ordinary shares	419	-	419	-	-	419
Series A, A-1, B, B-1, B-2 Convertible Preferred shares	186	-	186	-	-	186
Additional paid-in capital	26,498	-	26,498	-	4,401	22,097
Retained earnings	254,086	-	254,086	11,076	243,010	-

Total shareholders' equity	281,189	-	281,189	11,076	247,411	22,702

Total liabilities and shareholders' equity	$334,183	$-	$334,183	$11,311	285,037	$37,835

Notes

(1) Effect of presentation of the Conduit Initiatives as discontinued operations.
(2) Effect of the Split - distribution of assets and liabilities of the Conduit Initiatives (that are presented as assets and liabilities of discontinued operations as of June 30, 2013), to be distributed upon the actual Split.
(3) Effect of the Split on both of the following: (a) effect of distribution of cash and working capital balances of the ClientConnect business that will be distributed to Conduit (to be presented as dividend/dividend in kind); and (b) cash to be contributed by Conduit under a short-term credit line to ClientConnect of up to $20 million to finance current working capital requirements is presented as part of the ClientConnect operations, assuming a loan of $5 million for presentation purposes. Excludes any effect of additional share-based compensation expense that might be triggered as a result of the Split.
(4) The purpose of the Conduit Ltd.-As Adjusted column is to reflect the elimination of specific assets and liabilities not to be acquired or assumed by Perion in the Share Purchase.

CONDUIT LTD.'S - CLIENT CONNECT OPERATIONS
PRO FORMA STATEMENT OF INCOME

U.S. dollars in thousands

	Six months ended, June 30, 2013, Conduit Ltd.	Adjustments (Note 1)	Six months ended, June 30, 2013, post discontinued operations

Revenues	$161,359	$909	$160,450

Cost and expenses:
Cost of revenues	3,383	429	2,954
Traffic acquisition costs	81,975	-	81,975

Research and development	20,439	10,196	10,243
Sales and marketing	8,789	3,841	4,948
General and administrative	8,831	2,778	6,053

Operating income (loss)	37,942	(16,335)	54,277
Financial income, net	1,495	190	1,305

Income before taxes on income	39,437	(16,145)	55,582
Taxes on income	7,400	(1,172)	8,572
Discontinued operations, net of taxes	-	-	(14,973)

Net income	$32,037	$(14,973)	$32,037

Note

(1) Effect of presentation of the Conduit Initiatives as discontinued operations

CONDUIT LTD.'S - CLIENT CONNECT OPERATIONS
PRO FORMA BALANCE SHEETS

U.S. dollars in thousands

	December 31, 2012 Conduit Ltd.	Adjustments (Note 1)	December 31, 2012, post discontinued operations

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$80,731	$2,336	$78,395
Short-term bank deposits	127,194	1,629	125,565
Trade receivables	52,592	127	52,465
Prepaid expenses and other current assets	6,562	3,707	2,855
Current assets- discontinued operations	-	(7,799)	7,799

Total current assets	267,079	-	267,079

NON-CURRENT ASSETS:
Long term receivables and other assets	291	238	53
Property and equipment, net	4,713	1,103	3,610
Intangible assets, net	2,177	2,177	-
Goodwill	33,461	4,133	29,328
Long-term deferred tax asset	1,063	356	707
Severance pay fund	136	75	61
Non-current assets- discontinued operations	-	(8,082)	8,082

Total non-current assets	41,841	-	41,841

Total assets	$308,920	$-	$308,920

Note

(1) Effect of presentation of the Conduit Initiatives as discontinued operations

CONDUIT LTD.'S - CLIENT CONNECT OPERATIONS
PRO FORMA BALANCE SHEETS

U.S. dollars in thousands, except share and per share data

	December 31, 2012 Conduit Ltd.	Adjustments (Note 1)	December 31, 2012, post discontinued operations

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables	$24,429	$1,054	$23,375
Other accounts payable and accrued expenses	27,526	342	27,184
Deferred revenues	6,331	34	6,297
Current liabilities- discontinued operations	-	(1,430)	1,430

Total current liabilities	58,286	-	58,286

LONG-TERM DEFERRED REVENUES	6,250	-	6,250

ACCRUED SEVERANCE PAY	363	184	179

Non-current liabilities- discontinued operations	-	(184)	184

Total liabilities	64,899	-	64,899

SHAREHOLDERS' EQUITY :
Ordinary shares	419	-	419
Series A, A-1, B, B-1, B-2 Convertible Preferred shares	186	-	186
Additional paid-in capital	21,367	-	21,367
Retained earnings	222,049	-	222,049

Total shareholders' equity	244,021	-	244,021

Total liabilities and shareholders' equity	$308,920	$-	$308,920

Note

(1) Effect of presentation of the Conduit Initiatives as discontinued operations

CONDUIT LTD.'S - CLIENT CONNECT OPERATIONS
PRO FORMA STATEMENT OF INCOME

U.S. dollars in thousands

	Year ended, December 31, 2012, Conduit Ltd.	Adjustments (Note 1)	Year ended, December 31, 2012, post discontinued operations

Revenues	$537,801	$793	$537,008

Cost and expenses:
Cost of revenues	6,304	791	5,513
Traffic acquisition costs	119,705	150	119,555

Research and development	36,903	20,045	16,858
Sales and marketing	11,406	3,486	7,920
General and administrative	6,893	2,188	4,705

Operating income (loss)	356,590	(25,867)	382,457
Financial income, net	7,898	202	7,696

Income before taxes on income	364,488	(25,665)	390,153
Taxes on income	73,419	(2,016)	75,435
Equity losses	149	(149)	-
Discontinued operations, net of taxes	-	-	(23,798)

Net income	$290,920	$(23,798)	$290,920

Note

(1) Effect of presentation of the Conduit Initiatives as discontinued operations

CONDUIT LTD.'S - CLIENT CONNECT OPERATIONS
PRO FORMA BALANCE SHEETS

U.S. dollars in thousands

	December 31, 2011 Conduit Ltd.	Adjustments (Note 1)	December 31, 2011, post discontinued operations

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$48,008	$6,769	$41,239
Short-term bank deposits	182,657	-	182,657
Trade receivables	44,873	122	44,751
Prepaid expenses and other current assets	10,260	5,249	5,011
Current assets- discontinued operations	-	(12,140)	12,140

Total current assets	285,798	-	285,798

NON-CURRENT ASSETS:
Long term receivables and other assets	2,388	2,314	74
Long term bank deposits	4,512	-	4,512
Property and equipment, net	4,501	742	3,759
Intangible assets, net	2,903	2,903	-
Goodwill	33,461	4,133	29,328
Long-term deferred tax asset	1,066	217	849
Severance pay fund	105	55	50
Non-current assets- discontinued operations	-	(10,364)	10,364

Total non-current assets	48,936	-	48,936

Total assets	$334,734	$-	$334,734

Note

(1) Effect of presentation of the Conduit Initiatives as discontinued operations

CONDUIT LTD.'S - CLIENT CONNECT OPERATIONS
PRO FORMA BALANCE SHEETS

U.S. dollars in thousands, except share and per share data

	December 31, 2011 Conduit Ltd.	Adjustments (Note 1)	December 31, 2011, post discontinued operations

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables	$13,840	$873	$12,967
Other accounts payable and accrued expenses	15,893	1,704	14,189
Deferred revenues	6,347	50	6,297
Current liabilities- discontinued operations	-	(2,627)	2,627

Total current liabilities	36,080	-	36,080

LONG-TERM DEFERRED REVENUES	12,500	-	12,500

ACCRUED SEVERANCE PAY	310	141	169

Non-current liabilities- discontinued operations	-	(141)	141

Total liabilities	48,890	-	48,890

SHAREHOLDERS' EQUITY :
Ordinary shares	400	-	400
Series A, A-1, B, B-1, B-2 Convertible Preferred shares	186	-	186
Additional paid-in capital	15,453	-	15,453
Retained earnings	269,805	-	269,805

Total shareholders' equity	285,844	-	285,844

Total liabilities and shareholders' equity	$334,734	$-	$334,734

CONDUIT LTD.'S - CLIENT CONNECT OPERATIONS
PRO FORMA STATEMENT OF INCOME

U.S. dollars in thousands

	Year ended, December 31, 2011, Conduit Ltd.	Adjustments (Note 1)	Year ended, December 31, 2011, post discontinued operations

Revenues	$482,051	$327	$481,724

Cost and expenses:
Cost of revenues	4,521	353	4,168
Traffic acquisition costs	113,436	78	113,358

Research and development	28,720	10,374	18,346
Sales and marketing	20,354	2,437	17,917
General and administrative	5,801	1,675	4,126

Operating income (loss)	309,219	(14,590)	323,809
Financial income (expense), net	(453)	183	(636)

Income before taxes on income	308,766	(14,407)	323,173
Taxes on income	21,918	(646)	22,564
Equity losses	441	(441)	-
Discontinued operations, net of taxes	-	-	(14,202)

Net income	$286,407	$(14,202)	$286,407

Notes

(1) Effect of presentation of the Conduit Initiatives as discontinued operations